Integrated Annual Report /Leading TheBlue Revolution Leading Integrated Protein Provider 20 1 5

MH Integrated Annual Report 2015 Part 01 003MH Integrated Annual Report 2015 Part 01 002 Part 01 Passionate people drive achievement. Passion is the key to our success. Key figures Main achievements Dear shareholders The Marine Harvest history Did you know that...? Leading the Blue Revolution Risk management - The Marine Harvest Way Research and development Profit - Attractive financial results Planet - Sustainable and environmentally responsible development Product - Tasty and healthy seafood providing customer value People - Providing safe and meaningful jobs Board of Directors’ report Corporate Governance Board of Directors Group - Financial statements and notes ASA - Financial statements and notes Directors responsibility statement Auditors report Analytical information Share and shareholders information 04 06 08 10 12 16 24 36 44 62 82 94 110 126 136 140 196 213 214 218 230 Part 01 2015 at a glance Part 03 Group results Part 04 Analytical and shareholder information Part 02 Strategy and operational approach Passion

004 MH Integrated Annual Report 2015 Key figures

MH Integrated Annual Report 2015 Key figures 005

Key figures

(NOK MILLION)	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Revenue and other income	27 880.7	25 531.3	19 199.4	15 463.5	16 132.8	15 281.2	14 619.5	13 486.9	14 091.5	5 640.5
Harvest volume of salmonids (GWE), tonnes	420 148	418 873	343 772	392 306	342 820	295 010	327 100	326 623	339 848	107 813
Operational EBITDA	4 358.6	5 220.8	3 974.9	1 320.6	3 384.0	3 844.3	2 211.3	1 298.9	1 476.1	1 145.1
Operational EBIT	3 106.6	4 254.0	3 212.4	643.4	2 717.3	3 191.3	1 523.6	613.6	684.3	839.6
EBIT [1]	3 092.8	3 633.4	4 661.8	968.7	1 209.5	4 461.3	1 347.7	-1 479.8	192.1	861.9
Operational EBIT (NOK per kilogram harvested salmonid)	7.39	10.16	9.34	1.64	7.93	10.82	4.66	1.88	2.01	7.79
Profit or loss for the year	1 417.6	939.5	2 522.5	412.6	1 121.2	3 108.4	1 302.2	-2 852.0	5.1	1 853.8
Cash flow from operations	2 090.3	3 944.2	2 023.0	1 552.9	2 798.0	2 569.1	2 360.0	1 498.6	973.0	518.5
Gross investments	1 933.1	1 760.7	1 967.6	732.9	1 054.9	986.5	643.3	791.7	697.9	294.7
Total assets	40 260.1	36 974.3	33 727.7	23 317.4	22 788.6	23 527.9	20 389.3	22 736.4	23 183.0	27 857.7
Net interest-bearing debt	9 592.1	9 267.9	7 790.7	5 381.0	6 467.3	5 218.1	5 075.0	7 740.6	6 743.5	7 398.6
Earnings per share (NOK) - basic	3.21	2.28	6.66	1.14	3.12	8.61	3.7	-8.2	0.1	5.7
Underlying earnings per share (NOK)	4.70	7.01	5.32	0.63	4.88	5.84	3.1	0.8	1.2	1.7
Net cash flow per share (NOK)	0.13	6.65	-0.38	2.55	4.41	4.16	3.9	0.8	0.6	-0.3
Dividend per share (NOK)	5.20	8.30	2.25	-	8.00	6.00	-	-	0.95	-
ROCE %	12.6%	20.2%	18.5%	3.9%	16.7%	20.4%	5.9%	-7.4%	2.4%	6.4%
Equity %	45.2%	39.8%	48.5%	50.1%	47.6%	53.4%	56.1%	42.3%	53.8%	48.6%
Equity (owners of Marine Harvest)	18 178.3	14 702.2	16 318.5	11 619.7	10 766.3	12 500.2	11 415.5	9 579.5	12 449.6	13 522.2
Total market value Oslo Stock Exchange	53 830.2	42 227.9	30 306.4	19 191.5	9 260.8	22 057.1	9 845.7	2 623.7	8 372.8	10 851.4
Number of shares 31.12 (million)	450.1	410.4	410.4	374.8	358.1	357.5	232.8	249.9	239.9	190.4
Number of employees at year-end (FTE)	12 454	11 715	10 676	6 389	6 324	6 148	6 012	7 071	8 736	8 248

1 Including income from associated companies

Harvest volume salmonids

(TONNES GWE)



107 813
339 848
326 623
327 100
295 010
342 820
392 306
343 772
418 873
420 148
06
07
08
09
10
11
12
13
14
15

Revenue and other income

(NOK MILLION)



5 640
14 091
13 486
14 619
15 281
16 133
15 463
19 199
25 531
27 881
06
07
08
09
10
11
12
13
14
15

Operational EBIT

(NOK MILLION)



840
684
614
1 524
3 191
2 717
643
3 212
4 254
3 107
06
07
08
09
10
11
12
13
14
15

006 MH Integrated Annual Report 2015 Main achievements

Main achievements



MH Integrated Annual Report 2015 Main achievements 007

→ We aim to capitalize on our integrated value chain in order to achieve our ambition to become a worldleading, integrated producer of seafood protein.

NOK 3,107 million

Operational EBIT

Operational EBIT NOK 3,107 million, down from NOK 4,254 million in 2014 as a result of increased costs in farming and a challenging American market.

16.2% ↑

Dividend and returns

Dividend of NOK 5.20 paid out to the shareholders in 2015. The share price increased by 16.2% during 2015 and ended the year at NOK 119.60.

EUR 1,000 million

NIBD and ROCE vs target

NIBD at year end EUR 1,000 million, EUR 50 million below target level. ROCE above the long-term target of 12% at 12.6%.

New financing

Issuance of a EUR 340 million convertible bonds with a tenor of five years, coupon of 0.125% and a conversion premium of 35%.

Escapes

After having 2,052 fish escape in 2014, we reported 16 escape incidents and a total of 94,450 fish escaped in 2015, which is unacceptable.

ASC

ASC certification

At the end of 2015, our ASC certified sites represented 24% of our sites in operation globally and more than 40% of all ASC certified sites worldwide for Atlantic salmon.

Ownership limitation rules removed

The rule limiting the ownership one company may take in Norwegian salmon farming was formally removed during 2015, which opens up for consolidation of the industry.

Strategic initiatives

Building of a new feed plant in Scotland and evaluation to expand business activities into service vessels approved by the Board.

008 MH Integrated Annual Report 2015 Dear shareholders

Dear shareholders

→ 2015 was a year in which demand for salmon remained strong, but at the same time it was challenging from a cost perspective as a result of increased biological challenges.

We remain at the forefront with regard to sustainability and demonstrate this by being the salmon farming company with the most operations certified to the ASC standard

Topline growth
Our sales increased by close to 10% in 2015, with strong markets in Europe and Asia, where we experienced record high spot prices towards the end of the year. The markets in the USA and Brazil were challenging due to increased supply, and spot prices for salmon of Chilean origin were below break-even throughout the year.

Strategic direction
We continue to develop our three operational pillars: fish feed; salmon farming; and value-added production and sales, where the latter has become an area of increasing focus for us. In recent years, logistics at sea has gradually become more integrated into our farming operations, making us more dependent upon the availability of suitable vessels for our success. In 2016, we will therefore evaluate the potential benefits of establishing our own fleet of feed supply and other vessels that operate in close proximity to our fish. We remain at the forefront with regard to sustainability and demonstrate this by being the salmon farming company with the most operations certified to the ASC standard (40% of all certified sites for Atlantic salmon globally at the end of 2015).

Feed production delivers
We started producing our own feed in 2014. In 2015, the plant's first full year in operation, both the capabilities of the organization that runs this operation and also the design of the plant proved extremely successful. Fish feed is a key component in the quality of the end product. It is also the single factor that contributes most to our operational costs. In view of the success of our first plant in Norway, the Board has decided to build a new fish feed plant in Scotland to serve our operation in Scotland, Ireland and the Faroe Islands. The new plant is due for completion in the first half of 2018, when our third-party feed contracts expire.

Farming operations experience higher costs
Our farming operations experienced higher costs due to a rise in the price of feed ingredients. This affected the Norwegian operation in particular, because of the weakening of the NOK against EUR and USD. In addition, we spent more money to control sea lice in 2015 than in 2014. The new sea lice strategy that was put in place in 2015 is expected to result in lower treatment costs going forward. Please see the Planet section for more information.

We continued our investment in larger freshwater facilities to give us improved predictability of smolt transfer and larger and better quality smolt, which ultimately should result in lower costs and reduced time at sea. During the year we completed one of the world's biggest recirculation units in Norway's region West, in addition to other projects in Norway, Canada and Scotland.

Continued expansion downstream
In 2015 we expanded our operation for value-added products in Poland by more than 8,000 m2, to a current size of close to 90,000 m2. At the same time, we changed the plant's logistics to improve efficiency.

We also completed construction of our plant in Rosyth, just outside Edinburgh. Production got underway in September, and though we had our fair share of challenges during the first months of operation, the plant is well located and will deliver high quality products to the UK market in the future. In the USA we have decided to set up a new plant in Dallas in 2016 to serve the Midwest.

Product branding efforts continue
Although our brand initiatives are still at an early stage, we have enjoyed great success in Japan with our Mowi brand. This initiative features salmon specially selected for high-end customers, and fits particularly well with the global sushi trend. Please see the Product section for more information.

More resources than ever devoted to R&D
In 2015 we invested more on R&D than ever before, developing new solutions to solve current and future challenges. Our goal is that our R&D effort should have a direct impact on the bottom line. Please see the R&D section for more information.

MH Integrated Annual Report 2015 Dear shareholders 009

Organizational development
At the end of 2015 we employed 12,454 people in 23 countries. The organization's efficiency and its ability to learn, as well as communicate and implement required changes, are crucial to our future success.

In 2015 we rolled out our leadership principles: Make it happen – Live the values – Inspire people – Think and act. These are traits we look for in our leaders. I personally believe that continuous efforts to develop our leaders, as well as the selection of the best leaders for the future, will give us a competitive advantage going forward.

Our clear vison, global values and four-P guiding principles, together with yearly succession planning, on-boarding program and the active exchange of employees between regions should further contribute to the development of our employees in the years to come.

Strong outlook for the salmon market
The market is expected to be tight in 2016 , due to a reduction in the overall supply of salmon. Demand is growing, but due to biological issues and government regulation, supply is constricted. This is not good for the long-term development of the industry, and we are convinced that better production methods are required to ensure growth. The important thing is to make sure that growth is achieved sustainably.

The Norwegian government has regulated the growth of the industry on the basis of certain biological indicators. This is an example to follow for other salmon-producing countries, because it results in predictability of supply, as long as the most pressing biological issues are kept under control.

We will continue our efforts to develop new and better products for the consumer. And, in line with our vision "Leading the Blue Revolution", we will also continue to persuade people that salmon in particular, and seafood in general, is the healthy and tasty option.



Alf-Helge Aarskog
/ CEO

Foto: Frode Hansen / VG / NTB scanpix

010 MH Integrated Annual Report 2015 The Marine Harvest history

MH Integrated Annual Report 2015 The Marine Harvest history 011

The Marine Harvest history from Mowi to Marine Harvest

1964
Mowi starts working with salmon in Norway

1969
Norsk Hydro takes 50% share capital

1975
Mowi becomes a recognized brand

1983
Mowi buys Golden Sea Products in Scotland and Fanad in Ireland

1985
Norsk Hydro increases its holding to 100%

1990
Hydro Seafood registered. Restructuring and consolidation of the industry starts

1996
Hydro Seafood acquires Frøya holding

1998
Mowi is discontinued as a company name. Hydro Seafood has sites in Norway, Scotland and Ireland

1999
Nutreco acquires the Scottish farming operations started by Unilever under the name Marine Harvest

2000
Nutreco acquires Hydro Seafood. New company name: Marine Harvest

2005
Marine Harvest and Stolt Seafarm merges. John Fredriksen acquires Pan Fish. Pan Fish acquires Fjord Seafood

2006
Pan Fish acquires Marine Harvest

2007
Company name is changed to Marine Harvest

2010
Reorganized into Business Areas Farming and Sales and Marketing

2012
Business Area Feed established

2013
Marine Harvest acquires Morpol

2014
Marine Harvest listed on the New York Stock Exchange

2015



Board decision to build a feedplant in Scotland and explore the possibility of a new Business Area – Marine Harvest Shipping

012 MH Integrated Annual Report 2015 Did you know that ...

Did you know that...?

2
The world population growth is outstripping food production and the global population is expected to rise by **2 billion by 2050**?

2x
The world food supply therefore has to **double by 2050?**

47.5
In order to maintain the current global seafood consumption level, an additional **47.5 million tonnes** of aquatic food will be required?

50%
The required increase in aquatic food has to come from aquaculture as wild fish supply cannot meet the demand increase since the world fisheries are currently **50% overexploited?**

Wild fish supply
(per person)


17 kg
13 kg
1988
2013

Aquaculture supply
(per person)


2 kg
10 kg
1988
2013

MH Integrated Annual Report 2015 Did you know that ... 013

There is a need for new ways of thinking about how to sustainably feed the world

70/2
Although **70%** of our planet is ocean, only approximately **2% of the world's food supply comes from the ocean**

<1
Based on 2015 results for the number of kilogram wild fish it takes to produce one kilogram salmon (FIFO) we were a net producer of marine proteins in 2015 (**FIFO<1**)

On the basis of efficient energy and protein utilization, low **feed conversion rates** and edible yield, Atlantic salmon provides a more carbon-efficient source of protein

1.12 **Marine Harvest Salmon**

2.2 **Chicken**

3.0 **Pork**

4-10 **Beef**

At the same time...

We live in a world where

1 billion

people suffer from obesity...

... and health authorities globally encourage the consumption of fish and

2x

seafood **twice a week** for a healthy lifestyle, to combat obesity and provide valuable protein

MH Integrated Annual Report 2015 Part 02 015MH Integrated Annual Report 2015 Part 02014 Part 02 Trust is not something you do. It is something you earn by doing things right. Trust Key figures Main achievements Dear shareholders The Marine Harvest history Did you know that...? Leading the Blue Revolution Risk management - The Marine Harvest Way Research and development Profit - Attractive financial results Planet - Sustainable and environmentally responsible development Product - Tasty and healthy seafood providing customer value People - Providing safe and meaningful jobs Board of Directors’ report Corporate Governance Board of Directors Group - Financial statements and notes ASA - Financial statements and notes Directors responsibility statement Auditors report Analytical information Share and shareholders information 04 06 08 10 12 16 24 36 44 62 82 94 110 126 136 140 196 213 214 218 230 Part 01 2015 at a glance Part 03 Group results Part 04 Analytical and shareholder information Part 02 Strategy and operational approach

MH Integrated Annual Report 2015 017Leading the Blue Revolution Leading the Blue Revolution OUR CORPORATE FOUNDATION Our foundation is based upon the belief that by farming the ocean, we can sustainably produce healthy, nutritious and affordable food for the wider society. 70% of our planet is water, yet the United Nations Food and Agriculture Organization (FAO) estimates that only around 2% of the world’s food supply comes from the sea. This includes both farmed and wild-caught fish. We believe that global consumption of farmed seafood will increase in the future, both in terms of overall volumes and as a percentage of the global food supply, for the following reasons: Global population growth The global population is expected to grow from 7.3 billion in 2015 to over nine billion by 2050, resulting in an increased global demand for food - including proteins. According to the FAO, an additional 47.5 million tonnes of aquatic food will be required by 2050 simply to maintain the current global seafood consumption level. Increasing per capita income in emerging markets As populations in emerging markets become wealthier, their disposable income and consumption of proteins are expected to increase. Health benefits of seafood A diet that includes fish twice a week helps combat obesity, and forms part of a healthy lifestyle, according to dietary guidelines prepared by the US Department of Agriculture and the US Department of Health and Human Services. Carbon efficiency of aquaculture We believe that aquaculture can provide healthy proteins in a carbon-efficient way. On the basis of efficient energy and protein utilization, low feed conversion rate (which measures the number of kilograms of feed needed to increase an animal’s body weight by one kilogram), and edible yield (which measures the percentage of the animal that can be consumed), Atlantic salmon provides a more carbon-efficient source of protein than beef, pork and chicken1). Wild fish supply with limited growth potential The wild fish supply is not expected to meet the increased demand for fish driven by global population growth. According to the FAO, the wild fish harvest has remained relatively stable since the late 1980s. However, as the global population has increased, the wild fish catch has dropped from 17 kilograms per person at its peak in 1988 to 13 kilograms in 2013 (the figures in each case include fish not used for human consumption). In contrast, the output from fish farming has soared from two kilograms per person in 1988 (12 million tonnes) to 10 kilograms per person (70 million tonnes) in 2013. At Marine Harvest, we believe the right way to supply a growing world population with healthy, nutritious protein products is by sustainably farming the ocean. Our vision is “Leading the Blue Revolution” and our ambition is to be a world-leading, integrated producer of seafood proteins. In order to achieve this, we aim to capitalize on our integrated value chain and be the leader in key areas from the production of fish feed to meeting the needs of the market. MH Integrated Annual Report 2015 Leading the Blue Revolution016 The future is in the ocean – just beneath the surface As Atlantic salmon is a cold-blooded animal (the body temperature equals that of its surroundings) it does not need to spend energy keeping its body tempera- ture higher than the environment it lives in. This is not the case for cattle, pigs and chicken, which is one of the reasons for salmon’s superior energy efficiency. 1

MH Integrated Annual Report 2015 019MH Integrated Annual Report 2015 018 Leading the Blue RevolutionLeading the Blue Revolution Share is the backbone of our more than 12,000 employees Trust is essential in everything we do Passion is the key to our success and how we make a difference Change is about challenging existing ways – over and over again Soil erosion necessitates new ways of thinking about how to feed the world Today, soil-based farming is generating almost all the food consumed in the world, but current practices are not sustainable. Increased demand for agricultural commodities generates incentives to convert forests and grasslands into arable fields and pastures. The transition from natural vegetation to agricultural production often results in physical degradation of the soil. In fact, many agricultural plants may increase soil erosion beyond the soil’s ability to maintain itself. According to WWF, half of the topsoil on the planet has been lost in the last 150 years. New ways of thinking about how to feed the world are therefore required. Based on the above, we believe that fish farming is the right way to secure access to healthy proteins for the world’s growing population. OUR VISION We have a challenging and ambitious vision – “Leading the Blue Revolution” – that sets our direction and outlines possibilities. The possibilities lie in the increased need for protein to supply a growing and increasingly prosperous world population with healthy, sustainably produced food products. We believe the most efficient way to produce more proteins, is by farming the ocean, which is our direction. OUR VALUES Closely linked to our vision are our global values “Passion”, ”Change”, “Trust” and “Share”. These values enlighten and inspire us to act and behave the Marine Harvest Way. - Passion for the Company and the product: Passion is the key to our success and how we make a difference. - Change is the new “normal”: We are ready for change and work continuously to improve our operations. - Trust is essential in everything we do: Our operations provide safe, delicious and healthy food, and we deliver on our promises. - Share is the backbone of our more than 12,000 employees: We share knowledge and experience, we are open and transparent, and we cooperate with key stakeholders globally. LIVING OUR VALUES TRUST AND SHARE “Trust” and “Share” are vital in everything we do. These values go beyond ensuring that we provide safe, delicious and healthy seafood. They embody our commitment to all our stakeholders to seek an open and transparent dialog, to continuously develop our Company and to be a leader in the production of sustainably produced protein from the ocean. We want to be open and transparent about our performance and how we work to improve. In our reports and presentations throughout the year, we are candid about our progress and setbacks in relation to key performance indicators. In order to facilitate our stakeholders’ understanding of us, we seek to be consistent in our reporting. Whenever we introduce new reporting indicators, we also include historic trend figures where these are available. In 2015 we were recognized for our transparency and openness by CDP2). In their annual review, we were named a Nordic leader for the quality of climate change related information that we disclose to investors and the global marketplace. In this review we scored 99 out of 100, while the average company score was 84. PASSION Our employees are passionate about and take personal pride in their work and the products we produce. Below are some examples of how our employees show passion in their work: Passion in Feed We take pride in the feed we produce, and our bold ambition is to document that Marine Harvest’s feeds are at the forefront of the industry. We measure our performance and progress compared to competitors at our feed trial units. We know that it will take time and research to develop the optimal diets. We are proud of the results we have been able to achieve during the feed plant’s first 18 months in operation, with regard to production output and profit, as well as the contribution we have made to the local community in Bjugn. For more information about our operations in Bjugn and its impact on people and the local community, please see the story at the end of the People section. Passion in Farming We are dedicated to the welfare and health of our fish. A healthy salmon is a high-performing salmon. Our site managers and operators are very competitive and take pride in their performance. In 2015, we continued our global performance benchmark process, with participation from 49 seawater sites, comprising the majority of our harvested salmon in 2015. The project ranks sites based on growth, feed conversion rates, quality, survival, harvest volume, cost per kilogram produced, number of lice treatments and Aquaculture Stewardship Council (ASC) certification. The number one site in 2015 was Kalvik/Nedre Kvarv – Kines in region North, Norway. We are also benchmarking the performance of our primary processing sites on a monthly basis. Through these benchmarks, information is shared globally to inspire progress and change. Passion in Sales and Marketing We are passionate about our product. We aim to be a leader in the production of quality seafood. We want to be close to our customers and consumers, to understand their needs so that we can develop innovative products to serve them. Passion for our products is further strengthened through the introduction of new brands and customer solutions. In the USA, we take pride in successfully having introduced skin-packed salmon to Walmart in 2015, and in the continued growth in sales of our branded products Ducktrap and Rebel Fish. In Japan, our Mowi salmon is sold with pride, and in March 2016 we opened a third Supreme Salmon store in Tainan City, Taiwan. For more information about the history of our Mowi salmon, please see the story at the end of the Product section. Passion for sustainable production We take pride in developing new solutions that address challenges in salmon farming and processing, and take us a step forward. This includes our commitment to be 100% certified in accordance with the ASC Salmon standard by 2020, the testing of closed-containment systems for salmon farming, and further development of non-medicinal tools for sea lice mitigation. At the end of 2015, 24% of our farm sites were certified to the ASC standard. CHANGE A revolution does not occur by itself – we have to make it happen. At Marine Harvest, change is about challenging existing ways – over and over again. We believe that change is an opportunity. We encourage our staff to try new things, and sometimes we fail. But the important thing is that we learn from the experience. Below are some examples of “Change” in our operations: Change in Feed Feed production entails a constant search for sustainably produced and affordable ingredients. We are committed to producing feeds based on the best available raw materials that will result in optimal fish health and welfare, as well as minimal environmental impact. For this reason, we continuously test alternative raw materials with the aim of enhancing our feed recipes. Change in Farming Our new sea lice strategy “The zero adult female strategy” has resulted in changes in our farming operations, requiring the constant monitoring of lice numbers and treatment at an individual pen level. On the people side, financial losses sustained over time have resulted in restructuring processes and changes in our Chilean and Scottish farming operations. Change in Sales and Marketing Change is a prerequisite if we are to reach our goal of being a leading supplier of quality seafood. Without a continuous process to develop new, innovative products we will not maintain a leading position. Product and process innovation is a risky business, and our experience is that market penetration takes more time than anticipated. Despite being voted number one product of the year by Seafood International in 2015, our Rebel Fish sales in the USA have been slower than anticipated. This has also been the case for our Supreme Salmon concept in Taiwan. We continue our efforts to develop innovative and healthy protein products, while accepting that not all of them will be a success. Change for sustainable production Our ambition, to be a leader with regard to sustainability, requires that we manage our operations well and solve our operational challenges. Currently, our main operational challenge is sea lice. We have developed and implemented a sea lice strategy which has resulted in changes in the way we operate our salmon farms. Although our strategy will mitigate the challenge, it may not solve the problem completely. We are therefore continuing to search for solutions, including various closed-containment systems for fish farming. We have recently applied for 14 development licenses for testing and development of a new closed farming technology called the “Egg”. The Egg potentially offers many advantages to conventional salmon farming methods such as cost reductions from reduced sea lice treatment, reduced fish escapes and better feeding control. If approved, trials will be conducted in 2016 and 2017 with salmon in pilot and prototype structures. In 2018 the ambition is to deploy ten units to a seawater site. We have a target of zero fish escapes, and we strive constantly to prevent escapes and improve methods, equipment and procedures that can minimize or eliminate them. Our performance in this area in 2015 was not not acceptable, with 16 reported escape incidents and more than 94,000 escaped fish. Many of our escape incidents are caused by human error, and our operational procedures and training have therefore been changed to reduce the potential for human error, while equipment specifications have been updated to ensure that our farms are fitted to the appropriate standard. CDP is an international not-for-profit organization that provides a widely used global system for companies and cities to measure, disclose, manage and share vital environmental information. 2

MH Integrated Annual Report 2015 021MH Integrated Annual Report 2015 020 Leading the Blue RevolutionLeading the Blue Revolution Sustainable production is a prerequisite for long-term value creation in salmon farming Our managers are selected to lead from the front We actively engage in partnerships with key industry and stakeholder groups to exchange ideas and improve our performance We believe there are benefits to vertical integration, due to the greater capacity it gives us to control our production process OUR LEADERSHIP PRINCIPLES Our leadership principles were put in place to strengthen the link between individual management actions and our vision. Our managers are selected to lead from the front, and we want all of them to know what is expected of them. We aim to achieve this by establishing and abiding by a shared set of leadership principles, which should: - Strengthen our position as a value-driven, leading and ambitious company. - Enhance our ability to undertake sound and efficient decision-making. - Develop a leadership trademark, with a strong focus on building corporate culture and identity. - Improve the process of recruiting new leaders. - Reinforce awareness of leadership as a competitive advantage. Our leadership principles are: - Inspire people: we recruit the very best and build talent for the future. We strive to create winning teams and challenge people to succeed. - Make it happen: we challenge existing thinking and promote change and innovation. We encourage people to propose solutions and learn from mistakes. - Live the values: we want our leaders to be role models and build our culture; leaders should show direction and engage with stakeholders. - Think and act: we want our leaders to think and act as if the company was their own. Leaders should do what is best for the company, bearing in mind both the short and the long-term picture. With a new Human Resource system, People @ Marine Harvest (Oracle HCM) to help us track and follow up management compliance with these leadership principles, we are in position to start measuring our managers’ performance in 2016. OUR STRATEGY Our ambition is to be a leading, integrated provider of proteins from the ocean. We aim to be the leader in all key areas, from the production of fish feed to meeting the needs of the market. By integrating the entire value chain, we can control our products from feed to fork, and be more proactive in addressing challenges related to sustainable feed, farming and value-added processing. To accomplish our goals, we must: - Supply innovative quality products. - Secure long-term success by safeguarding our natural capital. - Engage with stakeholders in partnerships for improved understanding and development. - Continue to integrate vertically. SUPPLY INNOVATIVE QUALITY PRODUCTS Without a continuous process to develop new, innovative products we will not maintain a leading position. In 2015, we continued to strengthen our product innovation and branding efforts. Following the burger trend in Europe we developed a breaded salmon burger for the fresh prepacked and frozen market. The fresh prepacked version has been successfully launched in retailers in Belgium, the Netherlands, France, Germany and Spain, while frozen burgers are ready for launch in 2016. In the USA we introduced a new line of fresh, skin-packed products in 4,000 Walmart stores. The concept of skin-packed seafood is new to our customers in the USA. The technology has been well received and our products are being noticed for their presentation and freshness. The introduction of the Mowi brand in Japan in 2014 has been a success, not only in terms of volume growth for Mowi products, but also in driving the entire salmon category. For Japanese customers who desire a tasty and exclusive product, Mowi’s attractive appearance and heritage confirm the salmon’s high quality. During 2015 we added new Mowi products, introducing sliced Mowi sashimi and smoked Mowi products. For further information about product development, please see to the Product section. SECURE LONG-TERM SUCCESS BY SAFEGUARDING OUR NATURAL CAPITAL Sustainable production is a prerequisite for long- term value creation in salmon farming. We believe our commitment to the ASC salmon standard and our commitment to the Global Salmon Initiative (GSI) are important initiatives for bringing about change in the industry, and to sustainable growth for Marine Harvest. At the end of 2015, we had 39 sites ASC certified (31 in Norway, two in Scotland, one in Ireland, three in Canada and two in Chile) representing 24% of our operative sites. At least 20 additional sites are expected to be certified in 2016. Marine Harvest has taken the leadership in ASC implementation, with more than 40% of the total number of certified sites for Atlantic salmon globally. Despite the increased number of escape incidents and volume of escaped fish in 2015, we maintain our target of zero-escapes. Improving our training programs and sharing knowledge after every escape incident will help to minimize the potential for human error. Innovations in net materials and designs will also help to make our production systems more resilient to severe weather conditions. We aim to reduce our carbon footprint by optimizing our energy consumption throughout the value chain. Climate change poses a potential challenge to our industry. Fish farming depends on thriving aquatic ecosystems, which are particularly vulnerable to the effects of global warming. Rising ocean temperatures and ocean acidification are the two main threats our business may face due to climate change. As climate change could potentially have a detrimental effect on our industry, it is important that we do our part to help reduce greenhouse gases in the atmosphere, both by providing a more climate-friendly protein alternative and by reducing our own emissions. Measured in terms of the intensity of greenhouse gas emissions per Business Area (CO2 equivalent per tonne produced or sold), our 2015 emission was reduced by 19% in Feed, but rose by 82% and 52% in Sales and Marketing and Farming respectively compared to 2014. The increase is due to inclusion of additional entities. We are working towards full inclusion of all our entities and we expect to achieve this in 2016. For this reason we are expecting our intensity rates in Farming and Sales and Marketing to increase also in 2016. For more information about our efforts to reduce our emissions, please see the Planet section. ENGAGE WITH STAKEHOLDERS We believe the farming of safe, healthy and sustainably produced salmon is our way forward. For this reason, we actively engage in partnerships with key industry and stakeholder groups to exchange ideas and improve our performance. These include the GSI for greater industry cooperation and continuous progress on industry sustainability challenges, and our commitment to have 100% of our farms meet the ASC standard by 2020. We actively seek to develop our cooperation with WWF Norway and other organizations. In 2015 we renewed our cooperation agreement with WWF Norway. We are committed to cooperating with the communities in which we operate, appreciating that these communities may be as dependent on us as we are on them. For more information about how we work with local communities and an extended story of how our Feed Plant in Bjugn has contributed to development in the local area, please refer to the People section of this report. VERTICAL INTEGRATION We believe there are benefits to vertical integration, due to the greater capacity it gives us to control the production process. We refer to activities which occur after farming (i.e. secondary processing) as downstream operations and activities occurring prior to farming (i.e. feed production) as upstream operations. Our integrated production helps us stabilize costs, control the quality of our products and improve efficiency. Over time, vertical integration is expected to result in more stable earnings and unlock future growth. We expect to be less exposed to the cyclical nature of salmon prices, and be better able to control the quality of our products. In 2015 we invested capital to increase the capacity of our existing Feed, Farming and Value-Added Processing operations. In December, the Board also gave the go-ahead for two major strategic initiatives: the building of a new feed plant in Scotland and the exploration of a new Business Area – Marine Harvest Shipping. Upstream During 2015, we invested further in efficiency improvement projects at our feed plant in Bjugn. We have also expanded the capacity of the plant to in excess of 310,000 tonnes per year, compared to a nominal 275,000 tonnes at the end of 2014. In December 2015, the Board of Directors approved the development of a new feed plant in Scotland. The plant is expected to have a capacity of around 170,000 tonnes of feed, with the potential for further expansion. The construction of the plant will commence in 2017, and it is expected to be completed during the first half of 2018. The decision to build the plant is in line with our strategy, and is based not only on the positive experience from our feed plant in Norway, but also the fact that our third-party European feed purchases remain significant. All the feed used at our Scottish, Faroese and Irish farming operations is currently externally sourced. Further to our integrated marine protein provider strategy, we see an opportunity to streamline production and cut costs related to the operations of work boats, well boats and feed boats, the majority of which are currently leased from third parties. To this end, the Board has decided to evaluate the possibility of establishing a new Business Area, Marine Harvest Shipping. The new Business Area is expected to be built up gradually through organic growth, starting with the recruitment of a Chief Operating Officer in 2016. Farming We have said for some time that we may pursue selective mergers or acquisitions in Norway and Chile to increase our share of global salmon production. In January 2015, we announced our intention to merge our Chilean operations with the activities of Empresas AquaChile SA. The merger was subject to a number of conditions, including execution of definitive transaction documents, due diligence and approvals from the relevant competition authorities. We were unfortunately unable to reach a joint final agreement and the Conditional Transaction Agreement was terminated by mutual consent in June 2015. We still believe a consolidation of the Chilean industry is a prerequisite for sustainable development, and will continue to pursue opportunities as they arise. In June 2015, the Norwegian Government announced a 5% expansion opportunity for all existing licenses contingent on strict biological conditions being satisfied. The cost of expansion has been set at NOK 1 million per license. Marine Harvest has in this regard decided to acquire the 5% increase for 15 licenses in region South. We are evaluating how to utilize this expansion opportunity also in other parts of Norway.

022 MH Integrated Annual Report 2015 Leading the Blue Revolution

During 2015, we continued our expansion in freshwater. We completed a new recirculation hatchery in Norway (Steinsvik), with a capacity of 1,200 tonnes. We also started one further project in Norway and two in Canada, all based on recirculation technology. Our freshwater investments will secure larger and better quality smolt, which will reduce production time in the sea and associated biological risk.

Our freshwater investments will secure larger and better quality smolt

Downstream
As we are aiming for growth in sales of our new and existing products, production capacity must also increase. Our Rosyth plant, near Edinburgh, opened in 2015. It offers capacity and scope for a wide range of innovative products in the seafood category. The plant has become even more important after a major UK retailer decided to make Marine Harvest their supplier of value-added salmon from November 2015. Deliveries under this contract will mean a significant expansion for the plant and more local jobs.

In 2015, we largely completed an upgrading of the processing plant in Ustka, Poland, to streamline the operation and improve production efficiency. The size of the plant in Ustka helps us achieve economies of scale in our value-added processing, and the upgrades to the plant will enable us to serve our customers even better, through dedicated production areas for the different types of products and processes.

OUR GUIDING PRINCIPLES

Our guiding principles underpin our vision and guide our behavior in a balanced way. Growth must be sustainable from an environmental, social and financial perspective. We need good financial results to drive the sustainable development of our operations. This interdependency is the foundation for our four equally important guiding principles: "Profit", "Planet", "Product" and "People". Balancing the four principles is a prerequisite for Leading the Blue Revolution.

- *Profit: Our profits hinge on our ability to provide customer value from healthy, tasty and nutritious seafood, farmed both cost-effectively and in an environmentally sustainable way that maintains a good aquatic environment and respects the needs of the wider society.*
- *Planet: Our operations and long-term profitability ultimately depend on sustainable and environmentally responsible interactions with the natural environment. We rely on qualified personnel to maintain fish health, avoid escapes and minimize the environmental impact of our operations.*
- *Product: We aim to continually deliver healthy, tasty and responsibly produced seafood to our customers to deliver long-term financial profitability.*
- *People: The safety, self-respect and personal pride of our employees cannot be compromised if Marine Harvest is to succeed as a company and maintain good relationships with local communities.*

TURNING CHALLENGES INTO OPPORTUNITIES

Aquaculture is changing the seafood industry. To lead the Blue Revolution, we must devise new solutions and continuously challenge our existing practices – over and over again. With our dedicated and knowledgeable people, we believe our efforts will deliver long-term financial results the Marine Harvest Way.

MH Integrated Annual Report 2015 Leading the Blue Revolution 023

From Vision to Action



VISION
LEADING THE BLUE REVOLUTION
VALUES
PASSION
CHANGE
TRUST
SHARE
STRATEGY
– LEADING INTEGRATED PROTEIN PROVIDER
Suppliers
Feed
Farming/ Primary Processing
Secondary Processing
Customers
KEY INTERACTIONS
MARINE HARVEST BUSINESS AREAS
KEY INTERACTIONS
LEADERSHIP PRINCIPLES
INSPIRE PEOPLE
MAKE IT HAPPEN
LIVE THE VALUES
THINK AND ACT
GUIDING PRINCIPLES
PROFIT
PLANET
PRODUCT
PEOPLE
SUPPLIERS
EMPLOYEES
INVESTORS
LOCAL COMMUNITIES
NON-GOVERNMENTAL ORGANIZATIONS
REGULATORS
CUSTOMERS

MH Integrated Annual Report 2015 025The Marine Harvest Way Risk management The Marine Harvest Way Financial results are created through interaction between people, the natural environment and technology. Our goal is to find an optimal combination of these elements to create long-term success, whilst understanding that our growth must be environmentally, socially and financially sustainable. In order to manage the risks that may prevent us from reaching our goal and delivering on our strategy, we have developed the “Marine Harvest Way”. MH Integrated Annual Report 2015 The Marine Harvest Way024 Leading the Blue Revolution Direction and possibilities Inspire people, Make it happen, Live the values, Think and act What we expect from our leaders What we do and say every day - a personal commitment from all employees and a prerequisite for delivering on our global value, Trust Our system of principles to guide decisions, manage risk and achieve goals Profit, Planet, Product and People The overarching framework within which we prioritize and measure our efforts. Understanding that sustained growth over time only can be achieved by balancing all material aspects i.e. environmental, social and financial, we have performed what we call a “materiality analysis” to identify our areas of risk and opportunity within the framework of the guiding principles. Passion, Change, Trust and Share What inspires us to act in the right way - enablers for reaching our goals The Marine Harvest Way Vision Leadership principles Global policies Guiding principles Code of Conduct Global values

026 MH Integrated Annual Report 2015 The Marine Harvest Way

IDENTIFYING MATERIAL ASPECTS

Through the materiality assessment we identify material areas of opportunity and risk (aspects) that could influence our ability to achieve our goals and deliver on our strategy from a sustainability point of view. For more information about how we have identified our material aspects please see the appendix to this Integrated Annual Report (combining financial and sustainability reporting).

THE INTERNAL AND EXTERNAL IMPACT

The aspects identified as material have environmental, social and economic impacts within the Group, outside our organization, or both. The table below outlines those aspects identified as material in the materiality assessment, and their internal and external impacts. For a description of our efforts with regards to each aspect, see the appendix to this Integraded Annual Report.

THE IMPACT OF MATERIAL ASPECTS (ASPECT BOUNDARIES)

GUIDING PRINCIPLE	MATERIAL ASPECT	INTERNAL IMPACTS (WITHIN MARINE HARVEST)	EXTERNAL IMPACTS (OUTSIDE MARINE HARVEST)	REPORTING ON OUR EFFORTS AND RESULTS	CURRENT STATUS [1]
All	Research and development	Contributes to improving production efficiency, fish health and technical innovation.	More sustainable solutions will positively impact the environment, local communities and customers.	Page 36	NA
Planet	Climate-friendly food production	Potential impacts on farming conditions in the long term. Potential positive impacts through production efficiency.	Contributes to combating climate change.	Page 64	🔴
Planet	Escape prevention	Directly impacts cost levels resulting from the loss of assets.	Potential impacts on nearby wildlife such as wild salmon.	Page 66	🔴
Planet	Biodiversity	Could impact the ecological balance of our operational environment, and thereby costs and profitability. Biodiversity is important to sustain the ecosystems that support the environment where we operate.	Aspects such as lice load, medicine treatments, escapes and nutrient release could impact biodiversity.	Page 66	🟡
Planet	Fish health/ welfare	Impacts the welfare, survival and quality of fish, and thereby also cost levels and profitability.	Outbreaks of disease at our farms may impact wildlife or other farms in the region.	Page 68	🔴
Planet	Sea lice management	Impacts fish health, the quality of the fish and survival rates (lice treatment losses), and thereby also cost levels and profitability.	Potential impacts on surrounding wildlife, in particular wild salmon species.	Page 68	🔴
Planet	Medicine use	Impacts fish health and survival rates, and may also impact product quality, costs and profitability.	Potential impacts on surrounding wildlife.	Page 70	🔴
Planet	Sustainable feed	Impacts the long-term accessibility of raw materials and potentially impacts nutrient content and the quality of the product.	Impacts biodiversity, the quality and nutritional value of the product at final consumption.	Page 71	🟢
Product	Product innovation	May contribute to competitiveness and a leading market position.	Contributes to nutrition, choice and satisfaction.	Page 84	🟡
Product	Reliable customer services	Unless we are able to deliver reliable services, our sales, and thereby profit, will be impaired.	Impacts customer satisfaction.	Page 85	🟢
Product	Healthy seafood	Impacts the attractiveness of the product.	Impacts consumer health and satisfaction.	Page 85	🟢
Product	Safe seafood	A prerequisite for competitiveness, profitability and reputation.	Impacts customer safety and satisfaction.	Page 87	🟢
Product	Quality seafood	Central to competitiveness, profitability and reputation.	Impacts customer satisfaction.	Page 87	🟢

1 Compared to a stated target or improvement from 2014.
For further info on the actual targets, please see page 124 - 125.

MH Integrated Annual Report 2015 The Marine Harvest Way 027

GUIDING PRINCIPLE	MATERIAL ASPECT	INTERNAL IMPACTS (WITHIN MARINE HARVEST)	EXTERNAL IMPACTS (OUTSIDE MARINE HARVEST)	REPORTING ON OUR EFFORTS AND RESULTS	CURRENT STATUS [1]
People	Ethical business conduct	The Code of Conduct sets the standard for ethical business practices. Breaching the code may impact competitiveness and reputation.	Contributes to fair and efficient markets.	Page 96	🟢
People	Employee health and safety	Impacts employee wellbeing, safety and motivation.	Provides a safe workplace.	Page 97	🟡
People	Commitment to local communities	For Marine Harvest to thrive, we depend on thriving local communities.	Contributes to thriving local communities through community support, sponsorship of community projects and events, and the creation of employment opportunities.	Page 98	🟢
People	Taking the lead	Strengthens competitiveness and the long-term sustainability of the company.	Potential impact on the environmental, social and economic performance of the industry as a whole.	Page 102	NA

Read "***Our efforts***" on http://www.marineharvest.com/investor/annual-reports/

RISK AND RISK MANAGEMENT

Our ambition is to be a leading, integrated provider of proteins from the ocean. We aim to be a leader in all key areas from production of fish feed to meeting the needs of the market:

- *Manufacturing high-quality salmon feed*
- *Farming healthy and safe salmon for own value-added processing and third-party whole fish sales*
- *Processing and selling healthy, delicious and innovative value-added seafood products*

"The Marine Harvest Way".

Through the materiality assessment we have identified areas of opportunity and risk that could influence our ability to achieve our goals and deliver on our strategy.

Risk management is what we do to manage our risk in order to provide reasonable assurance to our stakeholders that we will achieve our goals. Different risk management frameworks are in use globally, the most widely used being the COSO [2] enterprise risk framework, which divides risk into four categories:

1. Operational risk
2. Strategic risk
3. Reporting risk
4. Compliance risk

As we consider our operational risk to cover several individually important sub categories of risk, we have chosen a more detailed risk categorization. Our operational risk category includes the following sub categories:

a. Risks related to the sale/supply of our products
b. Risks related to governmental regulations
c. Risks related to our fish farming operations
d. Risks related to our supply of fish feed and feed operations
e. Risks related to our industry
f. Risks related to our business
g. Risks related to our financing arrangements
h. Risks related to tax and legal matters
i. Risks related to climate change

We have updated our risk categorization in 2015 in an effort to present a consistent and complete risk picture in our different reports. We believe that our updated risk map addresses the main risk areas that could influence our ability to deliver on our strategy. We are continuously working to mitigate identified risks and capitalize on opportunities by tracking and following up key performance indicators within the framework of our four guiding principles. We believe that our long-term success depends on our ability to manage the relevant risks associated with our operations, strategy, reporting and compliance.

An overview of our identified risk factors, along with our mitigation efforts and what we do to manage our risk, is outlined in the table below. For more detailed descriptions of the risks/challenges and opportunities associated with our operations, please see the referenced sections in this Integrated Annual Report, as well as our 20-F Annual Report, which is available on our web site.

We apply the precautionary approach to risk management through our materiality assessment.

2 Committee of Sponsoring Organizations

MH Integrated Annual Report 2015 029The Marine Harvest WayMH Integrated Annual Report 2015 The Marine Harvest Way028 RISK AND CATEGORIES RISK SHORT DESCRIPTION 1) MITIGATION ACTION 2) REFERENCE PAGE 1a Risks Related to the Sale/Supply of our Products I Our results depend on salmon prices. Our results are substantially dependent on salmon prices, and salmon prices are subject to large short and long-term fluctuations due to variations in supply and demand caused by factors such as smolt transfer, biological factors, quality, shifts in consumption and license changes. Short or long-term decreases in the price of farmed salmon may have a materially adverse effect on our financial figures. - Sales contract policy to reduce exposure to fluctuations - Downstream integration to reduce dependence on spot whole-fish prices - Product innovation to grow overall salmon sales - Commitment to the sustainable development of the industry and information exchange with authorities to ensure a sustainable operational framework for steady growth - Profit - Note 13 Group - Leading the Blue Revolution - Product - Planet - R&D - Analytical information p 48 p 175 p 20-22 p 84-85 p 64-81 p 37-43 p 224 II A reduction in the price of salmon may trigger a reduction in the value of our biological assets. A reduction in the price of salmon may trigger a substantial reduction in the value of our biological assets, as the price of salmon is a significant factor in the valuation of these assets. - Ref Salmon prices above - Ref Salmon prices above - Note 6 Group Ref above p 157 III We may be unable to effectively hedge our exposure to short and medium-term fluctuations in salmon prices. We seek to manage our exposure to short and medium-term fluctuations in salmon reference prices through sales contracts and Fish Pool financial futures, as well as through our secondary processing activities. An inability to effectively hedge our exposure to short and medium- term fluctuations in salmon prices may have a materially adverse effect on our financial figures. - Sales contract policy to reduce exposure to fluctuations - Downstream integration to reduce dependence on spot wholesale prices - Profit - Note 13 Group - Analytical information - Leading the Blue Revolution p 48 p 175 p 224 p 20-22 IV Market demand for our products may decrease. Increased competition, consolidation and overcapacity may lead to reductions in the price of competing products that could curtail demand for our products. This may have a materially adverse effect on our financial figures. - Focus on health benefits of salmon consumption - Continuous effort to find sustainable, more affordable raw materials for feed production and focus on best operational practices to reduce operational costs - Product - Planet - R&D p 85-86 p 71-72 p 37-43 V Changes in consumer preferences/lack of product innovation may have an adverse effect on our business. Our continued success will depend in part on our ability to anticipate, identify and respond quickly to changing consumer preferences for fish, especially secondary processed seafood. If we are unable to do so, this may have a materially adverse effect on our business and financial figures. - Focus on health benefits of salmon consumption - Product innovation to grow overall salmon sales - Continue to strengthen our market and new product development organization - Product - R&D p 84-86 p 39 VI Disruptions to our sup- ply chain may impair our ability to bring our products to market. We source and transport our salmon over long distances. As most of our products are perishable and can be stored only for a limited time, disruptions to our supply chain due to weather, earthquakes, natural disaster, fire or explosion, terrorism, pandemics, strikes, government action, environmental incidents or other matters beyond our control could impair our ability to bring our products to the market (timely or at all). - Emergency plans to mitigate consequences - Global footprint for farming and processing enabling cross-production - Analytical information p 218 VII Natural disasters, catastrophes, fire or other unexpected events could cause significant losses of operational capacity. Our facilities could be materially damaged by natural disasters, and we could incur uninsured losses and liabilities arising from such events, including damage to our reputation and/or suffer material losses in operational capacity. - Risk-based insurance coverage - Emergency plans to mitigate consequences - Strict standards for construction of operating units - Global footprint for farming and processing enabling cross-production - Analytical information p 218 1b Risks Related to Governmental Regulation I Governmental reg- ulations affect our business. The fish farming and processing industries are subject to local, regional and national government regulations relating to the farming, processing, packaging, storage, distribution, advertising, labeling, quality and safety of food products. Our operations are also subject to extensive and increasingly stringent regulations administered by environmental agencies in the jurisdictions in which we operate. - Continuous dialog with the authorities in the coun- tries in which we operate to secure a sustainable operational framework - Active participation, alone or through joint industry groups, in consultative processes for new or updated regulatory frameworks - Rigorous testing to ensure that our products are safe and healthy - Third-party certification - Leading the Blue Revolution - R&D - Product p 21 p 39 p 87-89 II Trade restictions could have a negative im- pact on price in some countries. Trade restrictions resulting in suboptimal distribution of salmon may be intensified, creating a negative impact on price in some countries. Many of our production sites are located outside our principal markets, leaving us exposed to trade restrictions. The effects of trade restrictions may have a significant negative impact on our ability to sell in certain regions or our ability to charge competitive prices for our products in such regions. - Dialog with authorities to ensure access to markets globally - Sales contract policy to reduce exposure to fluctuations - Global farming and processing footprint to mitigate the effects of trade restrictions with regional reach - Leading the Blue Revolution - Profit - Note 13 Group - Analytical information p 21 p 48 p 175 p 218 RISK SHORT DESCRIPTION 1) MITIGATION ACTION 2) REFERENCE PAGE III We may face restric- tions with regard to operating sites located close to protected or highly sensitive areas. Some of our sites are located close to or within sensitive areas with respect to biodiversity. The effect of salmon farming on the environment and biodiversity is being intensively discussed and new regulations in this area could result in the closure of sites or require the implementation of costly measures. In addition, new regulations could result in restrictions to certain additives used in fish feed and in medication becoming prohibited at these sites if they are believed to have an adverse impact on the environment. Compliance with such laws, rules and regulations, or a breach of them, may have a materially adverse effect on our business and financial figures. - Continuous dialog with the authorities in the coun- tries in which we operate to document that biodiver- sity is not adversely affected by our operations - Cooperation agreement with WWF Norway for mutual exchange of ideas and information - Environmental testing and documentation to ensure that our operations do not leave a lasting footprint - Leading the blue revolution - R&D - Planet - BoD report p 21 p 37-43 p 67 p 120 IV Our fish farming operations are depen- dent on fish farming licenses. In the jurisdictions in which we operate, we are required to obtain licenses in order to farm fish. We have obtained and currently hold such licenses for our operations. Governments may, however, change the way licenses are distributed, or otherwise dilute or invalidate our licenses. If we are unable to maintain existing or obtain new fish farming licenses, or if a new licensing regulation dilutes the value of our licenses, this may have a materially adverse effect on our business. - Continuous dialog with the authorities in the coun- tries in which we operate to discuss our and their role in securing the sustainable development of the industry - Dear shareholders - Leading the Blue Revolution - R&D - Note 9 Group p 9 p 21 p 37-43 p 162-164 V Antitrust and com- petition regulations may restrict further growth in some of the jurisdictions in which we operate. Our business and operations are subject to regulation by antitrust or competition authorities, particularly due to our significant market shares in the jurisdictions in which we operate. The risks of infringing competition laws and regulations are higher in markets in which we hold a leading position. In an acquisition setting, we may be forced to divest certain parts of the acquisition, which may have a materially adverse effect on our business and financial figures. - Continuous dialog with the authorities in the coun- tries in which we operate to discuss the potential benefits of industry consolidation from a sustainabil- ity point of view - Dear shareholders - Leading the Blue Revolution p 9 p 21 VI We could be adversely affected by violations of the applicable anti-corruption laws. Applicable anti-corruption laws, including the US Foreign Corrupt Practices Act and the UK Bribery Act of 2010, generally prohibit companies and their intermediaries from making improper payments, and require companies to keep accurate books and records as well as appropriate internal controls. We operate in some parts of the world that have experienced governmental corruption, and if we were found liable for violations of anti-corruption laws, we may incur civil and criminal penalties which could have a materially adverse effect on our business, financial figures and reputation. - Code of Conduct - Leadership Principles - Leading the Blue Revolution - People - Corporate governance p 20 p 96-97 p 133 1c Risks Related to our Fish Farming Operations I Fish are adversely affected by sea lice, and we may incur sig- nificant costs and be exposed to regulatory actions if the challenge is not addressed. The authorities in all countries with an aquaculture industry have set limits for the acceptable number of sea lice per fish. Prior to reaching this level, treatment to reduce the count should be initiated. Our own research indicates that to be effective, treatment must be carried out much earlier than today’s national trigger levels (ref. Marine Harvest sea lice strategy). A failure to control sea lice levels may result in an increased number of treatments, compromised fish welfare, higher costs and the possibility of regulatory actions. - Implementation of our newly developed sea lice strategy. - Continuous R&D efforts on most effective lice strategy, as well as new tools to control sea lice in a sustainable manner - R&D - Planet - Planet article - Zero adult females - a new approach to sea lice control p 41 p 68-70 p 78-81 II We may be exposed to criticism and regu- latory actions arising from our farming of, and use of wild caught, cleaner fish for sea lice control. Our sea lice control strategy is primarily based on using non-medicinal tools and includes the use of cleaner fish. Cleaner fish belonging to the family wrasses are predominantly caught from the wild. However, due to regulations which have limited the availability of cleaner fish and seasonal variations, we have begun farming the cleaner fish. Catch, farming and use of cleaner fish have raised concerns with regards to protection of wild stocks, husbandry practices, fish welfare and survival. Therefore, wild catch, farming and use of cleaner fish could result in negative publicity, reputational harm and possibly regulatory actions. - R&D in key areas including fish health, fish nutrition and husbandry - Good farming practices (identification and implemen- tation of best practises during farming of cleaner fish, as well as at the salmon farms) - R&D - Planet - Planet article - Zero adult females - a new approach to sea lice control p 41 p 68-70 p 78-81

MH Integrated Annual Report 2015 031The Marine Harvest WayMH Integrated Annual Report 2015 The Marine Harvest Way030 RISK SHORT DESCRIPTION 1) MITIGATION ACTION 2) REFERENCE PAGE III Our fish stocks, oper- ations and reputation can be adversely affected by various diseases Our fish are affected by diseases caused by viruses, bacteria and parasites which may have an adverse effect on fish survival, health, growth and welfare and result in reduced harvest weight and volume, downgrading of products and claims from customers and increased costs. Continued disease problems may also attract negative media attention and public concerns. - Disease registration and tracking of reasons for reduced survival to monitor development and prior- itize R&D - Applying best farming practices for disease control - R&D efforts within disease management and control, including more knowledge of best farming practices, vaccine testing and use, breeding program which includes selection of best genetics related to fish robustness and resistace to diseases - R&D - Planet p 41 p 68-70 IV Our stock may be infected with Kudoa thyrsites, causing soft flesh. Our salmon has, at times, been infected by the parasite Kudoa thyrsites, or Kudoa, commonly called “soft flesh” syndrome. Kudoa is more common in British Columbia, Canada (BC), although there have also been sporadic cases in Ireland. Kudoa may be difficult to detect during harvesting and processing, as the effect materializes in flesh quality post mortem and takes some time to develop. Even though most of the Kudoa-affected fish can be detected before the product reaches the customer, it must be substantially downgraded or discarded, leading to a reduction in its commercial value. - Continue to follow the Kudoa mitigation plan, which focuses on stocking only fish above one kilogram in areas with a high prevalence of Kudoa (R&D has shown lower susceptibility after one kilogram) - Continuous R&D effort to better understand and eradicate the Kudoa challenge - Profit - Canada - Product p 56 p 87-88 V Our fish stocks can be depleted by environ- mental factors such as plankton, low oxygen levels and fluctuating seawater tempera- tures. Our salmon farming operations are subject to a number of environmental risks which may impact profitability and cash flows through adverse effects on growth, harvest weight, harvest volume, mortality, downgrading and claims. - Continuous R&D effort to manage the challenges including the use of skirts around the pens and continuous oxygen monitorig systems at the bottom of the pens - Plankton (including algae) surveillance systems - R&D - Planet - BoD report p 37-43 p 63-77 p 119-121 VI Our fish stocks are subject to risks associ- ated with fish escapes and predation. Salmon escapes are most commonly caused by human error, severe weather and structural issues at our farming sites. In addition to affecting our salmon count, escaped farmed salmon may impact wild salmonid stocks by genetic interaction and the risk of transferring disease. This may result in negative publicity and penalties or other sanctions from governmental authorities. Our salmon is also subject to predation by other animals which can affect our salmon count and adversely impact our results of operations. - Escape prevention and mitigation plans - Tracking of all escape incidents and investigation for cause of incident for information sharing and learning - Applying best practices for escape prevention - Continuous R&D effort to test farming equipment for severe weather conditions - R&D - Planet - BoD report p 41 p 66 p 120 VII Intensive production may result in physical deformities, leading to downgrading and/ or loss of biomass as well as to reputational harm. Intensified production may push the boundaries for how fast fish can grow, and cause production- related disorders relating to physical deformities and cataracts. High water temperatures of more than 14 degrees Celsius early in the freshwater stage, water quality and diet composition may all be contributing factors. Deformities and cataracts may lead to financial losses and damage to the industry and our reputation. - R&D - feed research trials to document that the diets used in commercial salmon farming are not compro- mising fish health and welfare - R&D salmon growth trials to develop best farming practices for growth - R&D - Planet p 40-42 p 71-72 VIII Our fish stocks might be exposed to con- taminants, leading to product recalls, prod- uct liability, negative publicity and govern- ment sanctions. Farmed salmon may be exposed to contamination by undesirable substances through raw materials and ingredients in the fish feed, polluted waters, poor processing hygiene and cross-contamination during handling. Contamination may affect food safety, fish health and the environment, and reduce the public’s confidence in eating salmon. - Vigorous product testing to document that our products are safe - Requirements to suppliers and certification of raw materials used in our fish feed - Testing of raw materials and feed used in our farming operations - R&D - Product p 43 p 87-89 IX Our fish may be exposed to pollut- ants from open seas resulting in mortality and poor end-product quality. Fish farming is conducted using open net pen systems located in marine environments. Operations are therefore exposed to pollution from the open sea, including potential oil leaks or spills. Oil products floating into a farm will severely affect the fish’s normal oxygen uptake, increase fish mortality and leave an unpleasant taste on surviving fish, making it inedible. - Testing of end-products to document that they are safe and of high quality - Locating farms in areas with clean waters and a low risk of pollution - R&D - Product p 42-43 p 87-89 X Inclement weather could hurt our stocks, negatively affect our operations and dam- age our facilities. Unusually warm or cold temperatures, altered oxygen levels in the sea resulting from annual variations, as well as extreme weather in the regions where we operate could cause impairment of the health and growth of our fish or result in fish escapes, loss of biomass, lost feeding days, repair costs, damage to infrastructure, etc. - Ref Fish Escapes above - Evaluation of environmental conditions and use of equipment fit for the conditions in the area - Ref Fish Escapes above Ref above RISK SHORT DESCRIPTION 1) MITIGATION ACTION 2) REFERENCE PAGE XI Our operations are ex- posed to risks related to biological events or natural phenomena for which insurance coverage is expensive, limited and potentially inadequate. Our business operations are subject to a number of adverse biological risks, including risks relating to sea lice, fish mortality, disease, predation and other biological risks. There will always be a risk that certain biological events or natural phenomena may occur for which no or only partial insurance coverage is payable. - Ref Sea lice above - Ref Disease above - Risk-based insurance coverage - Ref Sea lice above - Ref Disease above Ref above Ref above 1d Risks Related to our Supply of Fish Feed and Feed Operations I Reduced availability of the main ingredi- ents used in fish feed production could result in higher costs for fish feed. Fish feed accounted for approximately 45% of our “cost in box” in 2015. Global inventories, currency fluctuations and seawater temperatures all affect the supply of feed ingredients. Fish oil and fish meal are produced using wild-caught fish such as anchovies. The extensive use of fish oil combined with a growing fish farming industry presents a sustainability challenge for the industry. Other key ingredients such as canola oil, soy bean protein and wheat are subject to unpredictable price changes caused by supply and demand fluctuations, weather, size of harvest, transportation and storage cost, global policies, etc. - Continuously working in-house and with feed suppli- ers to ensure that the feed recipes are altered based on relative prices to secure the lowest possible cost without compromising fish health - Efforts to test and document feeds with lower levels of marine ingredients without compromising fish health/performance - R&D - Profit - Planet - Analytical information p 43 p 49 p 71-72 p 224-225 II Termination of one or more of our feed con- tracts at short notice could result in material additional cost. We still depend on third-party feed suppliers in most of the regions in which we operate. The fish feed industry is dominated by three large, global suppliers, which normally adapt their production volumes to prevailing supply commitments. If one or more of our feed contracts were terminated at short notice prior to their respective expiration dates, we may be forced to find alternative suppliers at short notice, incurring additional costs. - Long-term supply contracts with termination clauses - Own feed production - Leading the Blue Revolution p 21 III Production issues in our own feed oper- ations could cause us to incur material additional costs. If our feed operation were to encounter production challenges, including those related to contaminated fish feed/feed ingredients, labor stoppages, disruptions in the supply chain and environmental and regulatory issues, we may be forced to find alternative suppliers in the market at short notice, incurring additional costs and potential disruptions to our farming operations. - Certification of raw materials used - Testing of feed raw materials - Employee HSE surveys - Use of numerous suppliers of feed raw materials - Planet - People - People story - Fish feed in Bjugn - a recipe for success p 71-72 p 96 p 106-107 IV A reduction in the quality of our fish feed could have a materially adverse effect on our production. Fish feed is essential to our fish production, as its quality affects the quality and volume of our harvests. Our feed conversion rate may increase due to lower quality or a suboptimal mix of ingredients used. - Testing to document that our feed is of high quality, contributing to good growth and favorable feed conversion rates - R&D - Planet p 39 / 42 p 71-72 V Inferior or contami- nated fish feed could result in product lia- bility or other serious adverse consequences for us. Harmful substances may be found in feed ingredients, and although we have implemented risk analysis and screening protocols to prevent the contamination of our feed, undetected contamination could cause severe damage to the salmon, potentially causing health issues for consumers and resulting in liability claims. - Certification of raw materials used - Testing of feed raw materials - Testing of end products - Risk analysis and screening protocols - R&D - Planet - Product p 39 / 42 p 71-72 p 87-89 1e Risks Related to our Industry I Our facilities may be the target of sabotage by environmental organizations. Some environmental organizations have the eradication of salmon farming as one of their stated aims. A risk of sabotage can therefore not be ruled out. - Stakeholder dialog for the exchange of information and ideas - Leading the Blue Revolution p 21 II The farmed-salmon industry may be sub- ject to negative media coverage. Farmed salmon has in some instances been subject to criticism from various research communities and NGOs, which may affect consumer attitudes towards farmed salmon. Such negative consumer attitudes may result in a lower demand for our products. - Stakeholder dialog for the exchange of information and ideas - Documentation of our farming practices and third-party certification - Leading the Blue Revolution - Product p 21 p 89 1f Our business I We derive nearly all our revenues from sales of Atlantic salmon, and are heav- ily dependent on the market for Atlantic salmon. Our business consists primarily of raising and selling Atlantic salmon, and we expect this to continue for the foreseeable future. Accordingly, our business is heavily dependent on the market for Atlantic salmon. - Ref Market demand for our products above - Ref Change in consumer preferences above - Ref Market demand for our products above - Ref Change in consumer preferences above Ref above Ref above

032 MH Integrated Annual Report 2015 The Marine Harvest Way

	RISK	SHORT DESCRIPTION [1]	MITIGATION ACTION [2]	REFERENCE	PAGE
II	We rely heavily on the services of key personnel.	We depend substantially on the leadership of a small number of executive officers and other key employees. The loss of the services provided by these individuals could have a materially adverse effect on our business. We may also find it difficult to attract the necessary employee resources in the remote areas in which we operate.	- Roll out our leadership principles and continue to build a winning culture that supports employee development and attracts new employees - Remuneration of key management personnel	- Leading the Blue Revolution - People - Note 14 Group - Note 15 ASA	p 20 p 102 p 176-177 p 208-209
III	We are subject to risks associated with our international operations and our expansion into emerging markets.	Our global operational footprint means we are subject to various risks and uncertainties relating to our international operations. These include the imposition of trade protection measures, corruption, the impact of exchange rate fluctuations, political, social and economic conditions, compliance with domestic and international laws, different regulatory structures, differing tax regimes and distribution. Negative consequences in these regards could limit our ability to transact business in current or future markets.	- Identification of risk and risk mitigating actions prior to entering new markets - Risk mapping on a continuous basis	- Risk Management - The Marine Harvest Way incl appendix	p 27-35
IV	Political instability may have a material adversely affect our business, results of operations and financial condition.	Political instability has in the past, and may in the future, adversely affect our operational results. The Russian ban on imports of salmon products from certain countries, the sudden reduction in Russian purchasing power due to the depreciation of the Russian Ruble, and the Chinese ban on imports of Norwegian salmon are recent examples in this regard.	- Global farming, processing and supply footprint expanding the opportunities if political actions target a specific place of origin only	- Analytical information	p 218
V	We depend on the availability of, and good relations with, our employees.	Our operations depend on the availability, retention and relative cost of labor, and on maintaining satisfactory relations with employees and labor unions. Labor relation issues may arise from time to time, which could result in strikes or other labor disputes.	- Roll out our leadership principles and continue to build a winning culture that supports employee development and attracts new employees - Fair compensation	- Leading the Blue Revolution - People	p 20 p 102
VI	We depend on a small number of contractors for key industry supplies, such as fish feed and well boats.	We depend on major industry suppliers of well boats and fish feed. We currently hire most of our well boats, and we purchase a significant share of our fish feed from third parties. There is a limited number of key suppliers of these items to our industry, and failure to maintain good business relationships with these suppliers may have a significantly adverse effect on us.	- Commitment to expand own feed production - Evaluating the start up of a new business area, Marine Harvest Shipping, to take control of another important part of the value chain (well boats) - Stakeholder dialog	- Leading the Blue Revolution	p 21
VII	Some steps of the production process are outside our control.	We purchase seafood from third parties as an input factor in some of our secondary processing activities. We do not control the production process for the seafood we purchase, and it may contain foreign elements that are harmful or prohibited under the laws of the countries in which we distribute the product. Furthermore, substantial sales of generic and private label products mean that we do not always control the brand under which our products are sold. This may have a negative impact on our reputation in addition to making it difficult for us to build brand loyalty.	- Brand building to differentiate our products - Product testing - Supplier commitment to our code of conduct	- Product - People	p 84-85 p 87-89 p 96-97
1g	**Risks Related to our Financing Arrangements**				
I	If we are unable to access capital, we may be unable to grow or implement our strategy as designed.	Feed production, salmon farming and seafood processing are capital intensive industries. Our future development and growth may depend on access to external capital in the form of debt and/or equity capital. A lack of access to such capital, or material changes in the terms and conditions of our external financing could limit our future growth and strategy.	- Ref all actions to safeguard profit and reduce/manage costs - Ref Salmon price, market demand, sea lice, disease, kudoa above	- Ref salmon price, market demand, sea lice, disease, kudoa, contractors for key industry supplies above - Note 13 Group - BoD report	Ref above p 173-175 p 118-119
II	We are highly leveraged and subject to restrictions in our financing agreements that impose constraints on our operating and financing flexibility.	We have substantial debts outstanding. We may need to refinance some or all of our borrowings, and may not be able to do so at attractive terms or at all. We may incur additional debt in the future, subject to limitations under our credit facilities and bond terms.	- Ref all actions to safeguard profit and reduce/manage costs - Ref salmon price, market demand, sea lice, disease, kudoa above - Using a portfolio of financing options to reduce dependence on our syndicated credit facility	- Ref salmon price, market demand, sea lice, disease, kudoa, contractors for key industry supplies above - Note 11 Group - Note 13 Group - BoD report	Ref above p 167-168 p 173-175 p 118-119

MH Integrated Annual Report 2015 The Marine Harvest Way 033

	RISK	SHORT DESCRIPTION [1]	MITIGATION ACTION [2]	REFERENCE	PAGE
III	Fluctuations in the value of the derivatives used to hedge our exposure to salmon prices may adversely impact our operating results.	Our business is exposed to fluctuating salmon prices, and we use contracts and derivative financial instruments to reduce such exposure. The use of derivative financial instruments reduces our exposure to changes in prices, but may also limit our ability to benefit from favorable trends in salmon prices, while our contracts can adversely affect our profitability when spot prices are rising.	- Ref salmon price above	- Ref salmon price above - Note 13 Group - BoD report	Ref above p 173-175 p 118-119
IV	Fluctuations in foreign exchange rates may adversely impact our operating results.	We are exposed to changes in foreign exchange rates as a part of our business operations. Although we seek to hedge our exposure to currency risk, such hedging arrangements may not be effective, which may ultimately have a materially adverse effect on our business and financial figures.	- Converting the holding company and the Norwegian Markets unit into EUR-denominated companies to better match financing and reporting currency from 2016 - Foreign Exchange Strategy - Hedging Policy	- Note 13 Group - BoD report	p 173-175 p 118-119
V	We are subject to fluctuations in interest rates due to the prevalence of floating interest rates in our debt.	We are partly financed at floating interest rates, and our hedges against interest rate fluctuations in the main currencies related to our interest-bearing debt may be ineffective in protecting us from the effects of interest rate increases.	- Hedging policy - Interest rate swaps	- Note 13 Group - BoD report	p 173-175 p 118-119
VI	If our customers fail to fulfill their contractual obligations we may suffer losses.	We are exposed to the risk of losses if one or more contractual partners do not meet their obligations. We cannot guarantee that we will be able to recover losses from trade receivables from credit insurance companies or that our credit evaluations of trading partners will be effective.	- Insurance policy - Credit ratings of all customers - Close follow up of customers	- Note 13 Group - BoD report	p 173-175 p 118-119
1h	**Risks Related to Tax and Legal Matters**				
I	We are exposed to potentially adverse changes in the tax regimes of the jurisdictions in which we operate.	Significant changes in the tax regimes in the countries in which we operate may have a materially adverse effect on our financial figures.	- Tax optimization within the laws of the countries in which we operate	- Note 15 Group	p 178-179
II	We may become involved in legal disputes.	We may from time to time become involved in legal disputes. We could be involved in criminal or civil proceedings relating to product liability, environmental, food safety, competition or anti -bribery regulations, and other types of dispute which may have a materially adverse effect.	- Contract negotiations - Use of expert advisers in complex matters	- Note 27 Group	p 191
1i	**Risks Related to Climate Change**				
I	The tangible effects of climatic change have the potential to damage fish farming facilities, disrupt production activities and could cause us to incur significant costs in preparing for or responding to those effects.	Climate change could affect the severity of weather, sea levels and temperatures, and the availability of the raw materials for our fish feeds. If any such effects were to occur, they may have a materially adverse effect on our business and financial figures.	- Doing our part: Endorsing global sustainability issues and addressing climate change - Testing of alternative raw materials in feed	- R&D - Planet	p 42 p 64-65 p 71-72
II	Climate change rules and regulations could increase the costs of operating our facilities or transporting our products.	Climate change and its link to the emission of greenhouse gases is receiving more and more attention. Certain countries and regions have adopted, or are considering, legislation or regulations imposing overall caps or taxes on greenhouse gas emissions, or mandating the increased use of electricity from renewable energy sources. These actions could increase our operating costs.	- Doing our part: Endorsing global sustainability issues and addressing climate change	- Planet	p 64-65

034 MH Integrated Annual Report 2015 The Marine Harvest Way

	RISK	SHORT DESCRIPTION [1]	MITIGATION ACTION [2]	REFERENCE	PAGE
2	**Risks Related to our Strategy - Acquisitions and Expansions**				
I	Conditions in the Chilean salmon industry may prevent us from achieving the expected benefits from our acquisition of Acuinova.	The assets purchased from Acuinova have the capacity to produce approximately 40,000 tonnes gutted weight equivalent of salmon per year. Full utilization of the acquired assets may not be acheived in the near to medium-term due to challenging market and biological conditions for salmon of Chilean origin.	- Contribute to solving industry challenges through participation in GSI - Contribute to consolidating the industry in Chile	- Leading the Blue Revolution	p 21
II	The construction and potential benefits of our new fish feed facility is subject to risks and uncertainties.	In 2015 the Board of Directors approved the development of a new feed plant in Scotland. The plant is expected to have a capacity of around 170,000 metric tonnes of feed, with the potential for further expansion. The construction of the plant will commence in 2017, and it is expected to be completed during the first half of 2018. Our ability to complete construction work on a timely basis and within budget is subject to a number of risks, including our ability to obtain the necessary licenses and permits, construct the plant as planned and start commercial feed production. As the capacity of the plant is higher than our own current needs, we depend on third party deliveries to fully utilize the plant. If we are unsuccessful in fully utilizing our capacity or are otherwise unable to run an efficient operation, we may not be able to fully capture the intended benefits.	- Utilize key staff from the planning and construction of the feed plant in Norway in 2012-2014 - Utilize local expertise with regard to working with authorities to receive the required permits	- Leading the Blue Revolution - People story - Fish feed in Bjugn - a recipe for success	p 21 p 106-107
III	The construction and potential benefits of our expansion of the Ustka plant in Poland to increase and streamline production of value added seafood products are subject to risks and uncertainties.	Our value added seafood processing plant in Ustka, Poland is among the largest in the world and during 2015 we completed a masterplan to increase and streamline our production at the plant. Our ability to utilize the increased capacity and achieve the intended benefits is subject to a number of risks including our ability to continuously develop new products and maintain our good customer relationships.	- Build on group wide know how and product innovation skills and customer relations to grow the market - Ref Market demand for our products above - Ref Changes in consumer preferences above	- Leading the Blue Revolution - Ref Market demand for our products above - Ref Changes in consumer preferences above	p 22 Ref above Ref above
IV	The potential benefits of our investment in a large value-added seafood plant in Rosyth, Scotland are subject to risks and uncertainties.	In 2015 we completed the construction of a large value-added seafood processing plant in Rosyth, Scotland. Commercial production commenced in September 2015. During 2015 we incurred substantial losses as a result of production issues. Starting up new plants involves risks, and if we are unable to resolve the initial teething troubles, the plant may have a materially adverse effect on our financial figures.	- Utilize group-wide processing know-how and cross-sectoral learning to resolve start-up issues	- Leading the Blue Revolution	p 22
V	We would be adversely affected if we expanded our business through acquistions or greenfield projects but failed to successfully integrate them or run them efficiently or retain the associated fish farming licenses.	We regularly evaluate expansion opportunities, such as acquring other businesses, or building new processing plants and expanding our fish farming operations, or expanding into new related areas of operations. Significant expansion involves risks, and if we are unable to integrate acquired businesses or newly formed operations, expansion may have a materially adverse effect on our business and financial figures.	- Draw on internal key resources - Recruitment of experienced staff - Use of expert advisers in complex matters	- People	p 102
3	**Risks Related to Reporting**				
I	A failure to comply with Section 404 of the Sarbanes Oxley Act could imply that there is a risk of material mistakes in our financial figures.	As of December 31, 2015 our internal control was effective, but we have historically identified material weaknesses in our internal control over financial reporting. There can be no assurance that, going forward, our efforts will effectively prevent material misstatements in our consolidated statements. If we are unable to maintain effective internal control, this could have a materially adverse effect on our business.	- Compliance team and management focus	- BoD report - Corporate Governance	p 119 p 132-133

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	RISK	SHORT DESCRIPTION [1]	MITIGATION ACTION [2]	REFERENCE	PAGE
4	**Risks Related to Compliance**				
I	Developments related to antitrust investigations could have a materially adverse effect.	We are subject to a variety of laws and regulations that govern our business, including those relating to competition (antitrust). If we are found to have violated the competition laws in a jurisdiction, we may be fined, which could have a materially adverse effect on our financial figures.	- Use of expert advisers in complex matters	- Note 27 Group	p 191
II	Failure to ensure food safety and compliance with food safety standards could result in serious adverse consequences for us.	The food industry in general experiences high levels of customer awareness with respect to food safety and product quality, information and traceability. We may fail to meet new and exacting customer requirements, which could reduce demand for our products.	- Applying best practices related to food safety at all stages of the production chain - Vigorous product testing to document that our products are safe - Third-party certification with respect to best practices in hygiene and food safety	- R&D - Product	p 43 p 87-89
III	Any failure to comply with laws and regulations in the countries in which we operate could result in serious adverse consequences for us.	Our global operational footprint makes us subject to various risks and uncertainties relating to our international operations, including compliance with domestic and international laws. Any failure to comply with the laws and regulations in the countries in which we operate could result in fines, withdrawal of operating rights and other serous adverse consequences for us.	- Use of expert advisers in complex matters - Recruitment of highly skilled employees - Code of Conduct	- People	p 96-97 p 102

1 For a more complete description of the different risk elements, please refer to our Annual Report on form 20F.

2 For a more complete overview of our mitigation efforts, please refer to the appendix to our Integrated Annual Report.

BOUNDARIES TO THE REPORT

This Integrated Annual Report covers the entire Marine Harvest Group, including subsidiaries that are wholly or majority-owned by Marine Harvest. Our report does not include non-controlled entities.

For greenhouse gas emissions we are still working to achieve full inclusion.

COMPLIANCE AND FINES

Compliance with environmental laws and regulations is fundamental to Marine Harvests operations and long-term profitability. We therefore sincerely regret circumstances where we have had cases of non-compliance in 2015.

Norway: The Directorate of Fisheries claimed that Marine Harvest did not have the required permission for mooring a barge and some of the cages on a site we operate in region North. This case resulted in a monetary fine of NOK 441,000. There were also two incidents involving higher sea lice levels than permitted in regions West and Mid. These incidents did not result in monetary fines, but in non-monetary sanctions in the form of reduced allowed biomass in the respective geographical areas for a period of two years.

Chile: No fines or sanctions imposed, but we were required to improve our cleaning routines at a site where parts of equipment was found on the seabed.

Scotland: There were four cases of non-compliance that resulted in non-monetary sanctions in 2015. These cases were on four seafarms where impact on the seabed was greater than predicted resulting in a reduction of biomass consents.

No incidents of non-compliance with environmental laws and regulations were reported in other units in 2015.

036 MH Integrated Annual Report 2015 Research and Development

Research and Development



Hauge Aqua AS / KreativSide.no

MH Integrated Annual Report 2015 Research and Development 037

Further successful growth of the industry within a sustainable framework is only possible by overcoming biological challenges and controlling sea lice. At the same time, the industry has a substantial potential for growth and for ensuring an increase in the consumption of healthy food. We view R&D and innovative thinking as key elements in our efforts to remain at the forefront of these developments and fulfill our vision of Leading the Blue Revolution.

2015 at a glance

235 nok million

NOK 235 million spent on research and development.

5

Expansion of the CAC research facilities from three to five R&D licenses, enabling increased knowledge generation.

Development of a five-year R&D strategy to set the course and define key focus areas and goals.

Continued roll-out of the Marine Harvest sea lice strategy.

LONG-TERM AMBITION	MAIN FOCUS WITHIN R&D AND TECHNICAL
New farming systems	Develop and test new closed containment technology
Reduce losses at sea and achieve 97% generation survival	Monitoring diseases and loss factors. Identify risk-factors and develop best practices for prevention and mitigation
Sea lice control mainly by non-medicinal means	Develop non-medicinal methods and approaches for sea lice control, large-scale implementation and validation of zero adult female strategy, further develop cleaner fish farming
ASC certification of all sites by 2020	Develop necessary knowledge and practices to support ASC roll out
Feed raw materials no limit for sustainable growth	Identify and implement safe and sustainable alternative feed raw materials, support development of new sources for marine omega-3 fatty acids, and ensure nutritional requirements
Maintain premium product quality and further reduce downgrading	Develop improved technological solutions for optimized processing, packaging and storage of our products
Maintain salmon's reputation, and further improve customer satisfaction	Secure and maintain good listeria control. Continue to ensure control of environmental contaminants in fish feed and end product

038 MH Integrated Annual Report 2015 Research and Development

R&D at Marine Harvest is an engine for sustainable growth

HOW WE WORK

Research and Development (R&D) at Marine Harvest is an engine for sustainable growth, and is integral to our vision of Leading the Blue Revolution. We focus on creating sustainable value and competitive advantage by making improvements and breakthroughs in our Feed and Farming, as well as Sales and Marketing Business Areas.

Our Global R&D and Technical Department is central for research and technical development. The department consists of 16 technical experts (six holding a PhD) within the areas of biology, technology, nutrition, genetics and veterinary medicine. The department's mission is to "seek improvements and provide solutions", central to which is the development of better practices through knowledge exchange, research, innovation and technical development. The department supports our global operations in achieving goals related to commercial growth, operational performance and company reputation within the fields of fish health and welfare, feed and fish performance, food safety and product quality, environment and sustainability, and technology.

The specialists in the Global R&D and Technical Department work directly with technical staff in our operating units through participation in global technical teams and collaborative projects. This ensures that our work constantly benefits from a culture of shared expertise and knowledge. Through collaboration and the allocation of defined responsibilities, we ensure knowledge sharing and continuous improvement throughout the organization.

Our commitment to R&D is reflected in the increased resources made available internally and for external project funding. Our total gross R&D expenditure for 2015 was NOK 235.2 million, 80% more than in 2014. This was partly due to increased activity in general, but was mainly associated with the expansion of our activities at the Centre for Aquaculture Competence. Over the last ten years our R&D expenditures have increased from NOK 18 million to more than NOK 235 million, a 13 fold increase. Our reported expenditures are gross values, and exclude any related income from our R&D activities. In addition, an annual fee of 0.3% of Marine Harvest Norway's export value is paid to the Norwegian Seafood Research Fund. In 2015, this amounted to NOK 26.9 million, compared to NOK 25.6 million in 2014. To ensure that these resources are utilized in line with our R&D strategy and goals, staff both centrally and in our operations are directly involved in national and industry research strategy groups.

What do we want to achieve?


Reduce production time in sea
Reduce losses in sea
Improve sea lice control
ASC implementation
How R&D and Technical will contribute to Leading the Blue Revolution
Improve product quality and processing efficiency
Sustainable and affordable feed
Strengthen salmon reputation and customer satisfaction

MH Integrated Annual Report 2015 Research and Development 039

We ensure knowledge sharing and continuous improvement throughout the organization

Projects to support our operational goals are undertaken in collaboration with external partners, through partnerships with leading institutions across the globe, and at our own dedicated R&D facilities throughout our Group:

- *Marine Harvest Fish Feed Averøy trial unit, Norway: A small-cage trial unit, including pens with feed recovery, specially designed for feed and feeding trials, utilized by Marine Harvest Fish Feed as well as for other trials of value to our farming operations.*
- *Centre for Aquaculture Competence (CAC), Norway: The CAC is based on a co-ownership agreement with Skretting and AquaGroup. In 2015 the CAC expanded from three to five R&D licenses. The CAC focuses on full-scale validation trials and R&D on large-scale effects, and therefore needs to have a set-up similar to a commercial farm. In addition, the expansion from three to five licenses will enable the CAC to pursue annual projects instead of bi-annual projects, permitting a higher rate of knowledge generation.*
- *Molneset, Norway: R&D licenses for closed and semi-closed production in sea.*
- *Ardnish trial unit, Scotland: Trial unit equipped with small and medium-sized cages, including pens with feed recovery, specially designed for feed and feeding trials.*
- *Huenquillahue experimental unit, Chile: Small-cage trial unit, including pens with feed recovery, specially designed for feed and feeding trials.*
- *Morpol Technology, Poland: An internal unit within our processing organization that focuses on innovation in the construction and manufacture of processing equipment.*
- *USA, Belgium, Poland and Taiwan, new product development (NPD) units. Innovation and new product development is essential in providing our customers and consumers with differentiated high quality products. Our NPD units are therefore an integral part of our downstream Sales and Marketing organization.*

FOCUS AREAS WITHIN GLOBAL R&D AND TECHNICAL

The Global R&D and Technical Department is responsible for collecting and analyzing key performance indicators on fish health, the environment, feed and fish performance, and product quality and processing. Through systemization and analysis, this provides an overview of performance indicators and identifies key biological challenges. By quantifying these, the relative importance of the various factors is easily visualized at Business Unit and Group level.

- Develop
- Share
- Implement

GLOBAL R&D AND TECHNICAL DEPARTMENT
- Develop best practices, group policies and minimum standards
- Run and coordinate research, development and innovation projects across all Business Units
- Support Business Units with technical know-how
- Lead and coordinate Global Technical Teams

GLOBAL TECHNICAL TEAMS
- Ensure competency and knowledge sharing across all Business Units
- Represent the Business Unit in setting priorities and defining R&D needs
- Ensure implementation and communication of competence and results generated from the GTTs to own Business Unit

BUSINESS UNITS
- Identify and exploit continuous improvement opportunities
- Implement best practices, R&D results, group policies, group requirements
- Analyze current situation in operations

Research and Development in Marine Harvest is organized in three levels in order to optimize knowledge sharing and drive continuous improvement


Implement
Business Units
Support
KPI monitoring
Evaluate
Coordination
Sharing
Operationalization
Develop
Global R&D and Technical
Share
Global Technical Teams
Lead
Coordinate
Prioritize

040 MH Integrated Annual Report 2015 Research and Development

In 2015 the Global R&D and Technical Department undertook a strategy process, identifying key focus areas and goals for R&D activities in a five-year perspective

In 2015 the Global R&D and Technical Department undertook a strategy process, identifying key focus areas and goals for R&D activities in a five-year perspective. Through this process we identified five key focus areas for our R&D-programs, with corresponding objectives. The five areas are Fish Welfare and Robustness, Footprint, New Growth, Production Efficiency, and Product Quality and Safety. The purpose of the R&D strategy is to identify and plan the R&D activities needed to reach our ambitions and goals, to align priorities and expectations, and to ensure resources are prioritized accordingly.

For each of the key focus areas we identified core programs with corresponding targets. The following describes some of our prioritized projects in 2015.

Fish Welfare and Robustness
Fulfilling our responsibility towards the health and welfare of our fish is crucial. Furthermore, the industry will only be able to grow successfully within sustainable parameters if certain biological challenges are overcome.

Controlling infectious diseases and production-related disorders, and optimizing smolt quality have been identified as key research focus areas going forward. During 2015 greater attention was paid to several projects related to infectious diseases. A Research Council of Norway (RCN) project linked to understanding the role of piscine reovirus (PRV) both in freshwater and seawater is in its final stages. Furthermore, several projects related to risk factors for pancreas disease (PD) were undertaken in 2015.

Various aspects of our production methods (including transport, handling and harvesting methods) are important for fish welfare. With the increasing use of cleaner fish (for biological control of sea lice), greater attention must also be paid to the welfare of these species. In 2015 we developed a best practice manual for the use of cleaner fish, where welfare aspects are highlighted to ensure they are as efficacious as possible.

It has become increasingly evident that greater attention must be paid to fish welfare during the development of new technological solutions in the aquaculture industry, including non-medicinal solutions for lice control, new harvesting methods to comply with pathogen-free transport and new production methods (in either closed or semi-closed facilities, or in more exposed locations). Going forward, we will therefore increase our focus on the interaction between fish welfare and technology within our R&D-priorities.

Key focus areas

Fish Welfare and Robustness
Fulfill our responsibility towards the health and welfare of our fish

Footprint
Ensure environmental footprint is kept at an acceptable level

New Growth
Enable further growth by exploring and utilizing market opportunities and new production methods and areas

Production Efficiency
Ensure affordable products at competitive prices compared to competitors and alternative protein sources

Product Quality and Safety
Ensure undisputedly safe products with consistent and expected quality

Internal Work Processes
Possess and share technical and scientific state-of-the art knowledge, and manage and protect our intellectual property for the benefit of Marine Harvest

MH Integrated Annual Report 2015 Research and Development 041

The industry will only be able to grow successfully within sustainable parameters if certain biological challenges are overcome

Footprint
Our vision is to Lead the Blue Revolution. This means that we aim to be at the forefront in growing food from the ocean in a socially and environmentally responsible way, ensuring the environmental footprint left by our operations is at an acceptable level. We are convinced that to achieve long-term commercial and financial success, we must separate our business growth from our environmental impact. The Footprint focus area aims to support this separation by working on the following:

Sea lice control
The zero adult female strategy, which was developed in 2014, was rolled out to our entire organization in 2015. In doing so, we have generated more knowledge and further validated the concept. We have achieved promising results from the operationalization of the strategy in several parts of Norway, and will continue to focus on implementation and validation in 2016. Please see the Planet section for futher details about the strategy and our experiences.

Medicine use
Another key goal related to our footprint is to reduce our dependence on medicines for sea lice control, and limit the discharge of medicinal residues from our operations. During 2015 we developed and tested a new concept called the "Hydrolicer". The "Hydrolicer" is a method of sea lice removal in which the lice are physically flushed off the fish using seawater at low pressure. The system was developed in 2015 to treat larger fish and to filter off and collect the dislodged lice, preventing their discharge back into to the sea. Additional R&D activities to support our overall goal in this area include: expansion of cleaner fish farming operations in Norway, Scotland, Ireland, the Faroe Island and Chile; field validation and documentation of the effect of pen skirts to reduce the influx of lice from the open sea; field validation of deep lights, in combination with skirts and cleaner fish; and large-scale field trials of deep lights and deep feeding systems. In combination with the continued roll-out of the zero adult female strategy, our focus on the further development and testing of non-medicinal solutions for lice control, will provide increased use of non-medicinal lice control systems in 2016.

ASC implementation
Our goal is to become 100% ASC-certified by 2020. We will achieve this goal by:

Our goal is to become 100% ASC-certified by 2020

- *Providing technical support to facilitate the global implementation of the ASC standard. This includes running global training sessions, and sharing knowledge and experience through global networks and through an active participation in the standards taskforce of the Global Salmon Initiative (GSI).*
- *Undertaking R&D projects that will facilitate and make ASC implementation more effective.*

Escape management and control
Our goal is to operate our production cycles with zero escape incidents and zero escaped fish:
- *We constantly seek to improve our internal procedures and operations to minimize the risk of escape incidents. This includes refining our internal global standard and performing gap analyses between the standard and our current practices. In 2015 we developed an internal training program for escape prevention, to increase awareness of the zero escape goal and best practices to prevent escape incidents.*
- *We evaluate the latest technology and new net materials in search of more resilient production systems. In 2015 we started a project to evaluate high-density polyethylene (HDPE) as a net material and assess its applicability under Norwegian farming conditions. This net material has shown good results under Canadian conditions, but increased net handling in Norway means it needs to be tested under commercial conditions before any potential further roll-out.*
- *The project to develop a way of tracing the origin of escaped fish based on mineral scale composition continued in 2015 and showed promising results. The project is moving into its final phase, and will be completed in 2016.*

New Growth
By exploring and utilizing market opportunities, developing new production methods and establishing facilities in new locations, we aim to achieve "New Growth". Further expansion of the salmon industry, both land-based and at sea, depends on new and innovative technological solutions. Use of cutting-edge Recirculating Aquaculture Systems (RAS) is crucial for future land-based farming of both salmon and marine cleaner fish species. Furthermore, farming at more exposed sea sites opens up huge new potential production areas. However, with any new technology, it is of the utmost importance that we safeguard the welfare of our salmon and maintain good sustainability standards. In 2015 we worked towards:

Reducing production time at sea
An overall goal is to reduce the exposure of our salmon to sea lice and other infectious agents. This can be achieved by producing bigger smolt on land or keeping post-smolt in an enclosed environment either on land or in sea-going constructions up to a certain size. By reducing the production time in the open sea, we believe that challenges associated with sea lice and disease will be reduced. In 2014 we obtained very promising results from semi-closed production of post-smolt up to one kilogram in a seawater-based pilot tank, with good growth and low accumulated losses below 1%. However, at a later stage, following the intake of suboptimal water quality (possibly toxic algae), problems arose

042 MH Integrated Annual Report 2015 Research and Development

It is of the utmost importance that we safeguard the welfare of our salmon and maintain good sustainability standards

Together with the technology company Hauge Aqua, Marine Harvest applied for 14 development licenses to test a concept for closed-containment farming named the "Egg"



Please see video: https://playervimeo.com/video/154882711

Hauge Aqua AS / Kreativ-Gale.no

as a result of severe gill damage and the treatment thereof. This illustrates that although the potential is huge, there are major challenges to overcome when introducing new technologies. The tank was later damaged during a storm and further trials had to be postponed. The 2014-project was evaluated in 2015, and a new and improved tank constructed. In 2015 the large research platform Ctrl-Aqua (five to eight years, approximately NOK 200 million) was started up in Norway, with Marine Harvest as partner. Semi-closed tank production in the sea will be further developed and trialed during 2016 under our R&D licenses for closed/semi-closed production in collaboration with research institutes under the Ctrl-Aqua platform.

Learning more about farming in exposed areas
Farming in more exposed areas could provide better and more predictable growth conditions, reduce the potential for disease transmission and mitigate conflicts of interest (with tourism, fisheries).

In 2015 the large research platform Salmon Exposed (five to eight years, approximately NOK 200 million) was started up in Norway. The research platform is led by SINTEF, with Marine Harvest as a partner. Being part of such a research center for exposed aquaculture operations will unite strong scientific institutions with ambitious industry players. The center will engage in both basic and applied research. Areas of investigation will include systems for remote operations, monitoring and operational decision support, structures and vessels for exposed operations, safety and risk management. In addition, fish behavior and welfare will have special emphasis.

Production in closed sea-going units - the "Egg"
In 2015 the Norwegian government launched a new "development license" scheme, with the aim of stimulating technology development to overcome key challenges related to environment and sustainability in the Norwegian salmon farming industry. The new scheme offers an incentive to investment and development by opening up the possibility of converting the development licenses to commercial licenses at a cost of NOK 10 million per license if the project goals are met. Together with the technology company Hauge Aqua, we applied for 14 development licenses to test a concept for closed-containment farming named the "Egg". The "Egg" will be 44 meters high and 33 meters wide, and 90% of the structure will be underwater. The aim is for each Egg to be able to hold 1,000 tonnes of salmon. The technology, which has been developed by Hauge Aqua, is intended to address a number of major challenges facing the industry, including sea lice and escaped fish. The system will also endeavor to collect particulate matter. If the development licenses are granted the first phase of the project will start up in 2016. The project will unfold over three phases, during which the concept will be developed and tested gradually. The application envisages full-scale testing of a total of ten units in 2018. Prior to this, trials will be conducted with fish in pilot and prototype structures.

Production Efficiency
Ensuring affordable products at competitive prices is an important factor in enabling our business to grow. Through our R&D efforts we focus on developing new knowledge and new and improved solutions to facilitate cost-effective production. Good living conditions and high-quality feeds are crucial to optimizing the performance of our stocks and maintaining the high quality of our salmon. As the feed raw materials in recent decades have changed considerably, with increased inclusion of plant-based ingredients and lowered levels of marine omega-3 fatty acids, we need to maintain our focus on this aspect. As a feed producer, we bear the responsibility, but we are also in the best position to secure the welfare and performance of our own stocks. In 2015 our focus within the area of feed and fish performance was on:

Cost effective salmon diets
In 2015 the Averøy trial facility became fully operational. Several projects have been conducted and are currently ongoing to produce the most cost effective diets that maintain high product quality, while ensuring that the nutrient requirements for a healthy and robust fish are met using sustainable raw materials. Our R&D focus centers around the following aspects:

- *Maximization of produced volume per unit of feed through better feed conversion and survival.*
- *Reduced dependence on marine ingredients – using them optimally and sustainably, but having the option not to use them if commercially necessary.*
- *Widening the raw materials basket to reduce reliance on specific raw materials.*
- *Exploring and implementing new sources of long-chain omega-3 fatty acids (EPA and DHA) to limit dependence on fish oil.*
- *Superior characterization of raw material properties, features and benefits for optimum value extraction in formulation.*

Density and farming conditions
To understand more about the possible impact of reduced fish density on feed intake, fish growth and fish health, we completed a large-scale trial at the R&D facility Center for Aquaculture Competence (CAC) in Norway in 2014. The results were promising with respect to optimizing the performance potential of our stocks by ensuring optimal stocking densities throughout production. A follow-up trial was initiated during the autumn of 2014 to study the role of environmental conditions and feed availability in relation to stocking densities and performance. In 2015 the first experimental groups were harvested out, providing interesting results with respect to how the feeding regime and density may work together. The trial will be completed and reported during the first half of 2016.

MH Integrated Annual Report 2015 Research and Development 043

Our R&D priorities within the area of Product Quality and Safety focus on ensuring we supply undisputedly safe products, with consistent and expected quality

Product Quality and Safety
Improving product quality and maintaining product health benefits are important to us. Our R&D priorities within the area of Product Quality and Safety focus on ensuring we supply undisputedly safe products, with consistent and expected quality. Preventing issues related to food safety, and reducing downgrades and claims, will improve customer satisfaction. We continuously strive to develop improved technological solutions for optimized processing, packaging and storage of our products. By collecting a number of well-defined key performance and quality indicators from our harvesting and processing stations, as well as keeping a customer claims database, we are able to closely monitor the quality of our products and take immediate action in response to any deviations or negative trends. In 2015 our R&D efforts targeted:

Listeria control
Listeria monocytogenes is a food-borne bacterium that can multiply at low temperatures and can potentially cause severe illness if present in food products that are eaten without prior heat treatment. Since some of our products can be eaten uncooked (e.g. cold-smoked products, sushi, sashimi) we pay particular attention to listeria control. The prevalence of listeria in gutted or filleted products is therefore the most critical KPI for the quality of our salmon. Maintaining and further improving listeria control requires continuous focus on hygiene practices, including improved monitoring routines and self-assessment tools. In addition, we need to understand why our processing plants sometimes become contaminated, and where the listeria bacteria are able to establish biofilms and grow. Identifying the source of listeria contamination at the earliest possible stage is essential to avoid the establishment of listeria in our processing facilities, which may serve as a source for product contamination. In 2015 our R&D work has been concentrated around the development of an in-house system for Listeria genotyping. An in-house genotyping tool will allow us to evaluate the relevance of listeria detections at farms, in well boats and in processing facilities, and therefore allow a faster and more targeted approach to controlling listeria. The genotyping tool for improved listeria control will be operationalized during 2016.

Melanin spots
The presence of melanin spots, or dark colorization of the fish flesh, is the single most important factor which lowers the quality of our products and causes downgrading. These spots are believed to derive from an aggregation of melanin-containing immune-cells involved in natural healing processes. This is an aesthetic issue and not a food safety concern. To identify why melanin spots occur, several R&D projects targeting different hypotheses have been undertaken by Marine Harvest both internally and through participation in industry projects with the involvement of scientific partners. The number of potential causes has now been narrowed down significantly. We now know that the melanin spots most likely start with red spots which later develop a dark pigmentation, that the issue is not primarily caused by vaccination and that it develops from practically no spots at transfer to the sea, and can emerge throughout the seawater phase even without the fish being handled. The projects completed in 2015 have identified potential relationships which will be further explored, but our projects have not yet revealed a full understanding of the causes and preventive measures needed to control melanin in our fillets. We will continue our efforts to seek a way to reduce the prevalence of melanin spots in fillets in 2016.




HAUGE AQUA

Hauge Aqua AS / Kreativ-Gale.no

MH Integrated Annual Report 2015 Attractive financial results

PROFIT

Attractive financial results



MH Integrated Annual Report 2015 Attractive financial results 045

→ Our profits hinge on our ability to provide customer value from healthy, tasty and nutritious seafood, farmed both cost effectively and in an environmentally sustainable way that maintains a good aquatic environment and respects the needs of the wider society.

2015 at a glance

NOK 3,107 million

Operational EBIT

Operational EBIT NOK 3,107 million, down from NOK 4,254 million in 2014 as a result of increased costs in farming and a challenging American market.

16.2% ↑

Dividend and returns

Dividend of NOK 5.20 paid out to the shareholders in 2015. The share price increased by 16.2% during 2015 and ended the year at NOK 119.60.

New financing

Issuance of a EUR 340 million convertible bonds with a tenor of five years, coupon of 0.125% and a conversion premium of 35%.

EUR 1,000 million

NIBD and ROCE vs target

NIBD at year end EUR 1,000 million, EUR 50 million below target level. ROCE above the long-term target of 12% at 12.6%.

MATERIAL ASPECTS	LONG TERM AMBITIONS
Profitability	ROCE > 12% (rolling five years)
Solidity	NIBD target/kg harvested EUR 1.8. Total NIBD EUR 1,050 million

046 MH Integrated Annual Report 2015 Attractive financial results

Our 2015 revenues were record high

OVERALL GROUP PERFORMANCE

Total revenues in 2015 amounted to NOK 27,880.7 million, an increase of 9% from 2014 due to increased volumes sold and currency conversion effects (weakening of the NOK against other currencies). We harvested 420,148 tonnes of salmon gutted weight equivalent, or gutted weight, compared to 418,873 tonnes for the year ended December 31, 2014. Our earnings before financial items, or EBIT, were NOK 3,092.8 million compared to NOK 3,633.4 million in 2014. Our Operational EBIT was NOK 3,106.6 million in 2015, compared to NOK 4,254.0 million for the year ended December 31, 2014. Return on capital employed, or ROCE, was 12.6% in 2015, which is above our long-term target. The comparable value for 2014 was 20.2%. Net interest bearing debt, or NIBD, at year end 2015 was NOK 9,592.1 or EUR 1,000 million, which is below our long-term target of EUR 1,050 million. The comparable figure at year end 2014 was NOK 9,267.9 million.

THE MARKET IN GENERAL

SUPPLY

In 2015, global harvest volume of Atlantic salmon increased by 70,900 tonnes (3.5%) compared to 2014, to approximately 2,075,200 tonnes gutted weight. Supply from Norway and North America increased by 31,700 tonnes and 30,000 tonnes gutted weight respectively. After a dip in supply in 2014, as part of a managed temporary exit from certain areas due to biological challenges, supply of North American salmon increased significantly in 2015 to a level of 139,300 tonnes gutted weight. The increase in the Norwegian harvest volume in 2015 was driven by increased smolt stocking in 2013, favorable seawater temperatures in 2014 and 2015 and early harvest in some regions due to biological challenges, in particular related to sea lice. Supply from Scotland was stable, while Ireland increased by 3,000 tonnes gutted weight due to an improved biological situation compared to 2013/2014. Supply from the Faroe Islands decreased by 5,200 tonnes gutted weight mainly due to Marine Harvest's uneven stocking pattern as a result of a limited number of sites in operation. Supply from Chile were up by 7,200 tonnes gutted weight compared to 2014, and the fourth quarter volumes were higher than expected, driven to a large extent by challenging biological conditions, which caused several industry players to harvest early at lower average harvest weights. Other regions added, in total, 4,400 tonnes gutted weight compared to 2014.

GLOBAL SUPPLY OF SALMON

(TONNES GWE)	2015	2014	% CHANGE 2015 VS 2014
Norway	1 110 800	1 079 100	2.9%
Scotland	154 200	154 400	-0.1%
Faroe Islands	69 200	74 400	-7.0%
Ireland	14 100	11 100	27.0%
Total Europe	**1 348 300**	**1 319 000**	**2.2%**
Chile	531 800	524 600	1.4%
North America	139 300	109 300	27.4%
Total Americas	**671 100**	**633 900**	**5.9%**
Australia	39 600	35 100	12.8%
Other	16 200	16 300	-0.6%
Sum	**2 075 200**	**2 004 300**	**3.5%**

MH Integrated Annual Report 2015 Attractive financial results 047

The price development was encouraging, again proving the strength of the end demand in the European market

REFERENCE PRICES

The reference price for salmon of Norwegian origin increased by 2.7% compared to 2014 and was the highest average in this century measured in NOK. In the market currency (EUR), the reference price for salmon of Norwegian origin decreased by 4.1% compared to 2014.

The price development was encouraging, again proving the strength of the end demand in the European market.

Prices in the American market were low in 2015 as increased supply of salmon of Chilean, Canadian and European origin, combined with declining comparable protein prices and sticky retail prices, resulted in price pressure. Year over year the reference price in USD for salmon of North American origin decreased by 25.6% while the reference price for salmon of Chilean origin decreased by 20.7%. Prices in the American market started to increase towards the end of 2015 and have increased further in 2016.

REFERENCE PRICES FOR SALMON

	2015 NOK	CHANGE VS 2014	2015 MARKET 4)	CHANGE VS 2014	2014 NOK	CHANGE VS 2013	2014 MARKET 4)	CHANGE VS 2013
Norway 1)	41.27	2.7%	4.61	-4.1%	40.17	1.1%	4.80	-5.5%
Chile 2)	29.27	1.5%	3.63	-20.7%	28.84	3.3%	4.57	-3.8%
North America 3)	19.13	-4.9%	2.37	-25.6%	20.11	3.0%	3.19	-4.1%

1 Average superior price per kg gutted weight (FCA Oslo)
2 Average D trim price per pound (Urner Barry Miami 3-4 pound)
3 Average superior price per pound gutted weight (Urner Barry Seattle 10-12 pound)
4 Market price in EUR for Norway, and USD for Chile and Canada

MARKET DISTRIBUTION AND DEMAND

(TONNES GWE)	2015	2014	% CHANGE 2015 VS 2014
EU	983 900	916 200	7.4%
Russia	96 000	130 900	-26.7%
Other Europe	82 300	82 500	-0.2%
Total Europe	**1 162 200**	**1 129 600**	**2.9%**
USA	373 700	327 200	14.2%
Brazil	99 500	90 400	10.1%
Other Americas	108 400	109 300	-0.8%
Total Americas	**581 600**	**526 900**	**10.4%**
China / Hong Kong	77 200	78 900	-2.2%
Japan	54 500	57 400	-5.1%
South Korea / Taiwan	46 300	37 000	25.1%
Other Asia	63 900	64 600	-1.1%
Total Asia	**241 900**	**237 900**	**1.7%**
All other markets	89 600	91 700	-2.3%
Total	**2 075 300**	**1 986 100**	**4.5%**
Inflow to USA from Europe	77 100	73 100	5.5%
Inflow to EU from Chile	40 400	45 500	-11.2%

Source: Kontali

048 MH Integrated Annual Report 2015 Attractive financial results

Consumption in EU was strong and increased by 7.4% compared to 2014

Market growth was slightly above the supply growth for the year at 4.5%. Consumption in EU was strong and increased by 7.4% compared to 2014. Good demand growth was demonstrated across the continent, but particularly in Southern Europe, Germany and the UK. France remained a challenging market, but improvement was recorded compared to 2014. As a result of the Russian ban on import of salmon of most European origins, consumption in this region was significantly reduced from 130,900 tonnes gutted weight in 2014 to 96,000 tonnes gutted weight in 2015. The Russian market is now mostly supplied by frozen salmon of Chilean origin.

The Brazilian market was strong also in 2015 despite the significant depreciation of the Brazilian Real against the USD during the year. Salmon consumption increased by 10.1% compared to 2014 and in 2015 Brazil surpassed Russia in terms of tonnes of salmon consumed. The US market experienced a growth in consumption of 14.2% compared to 2014, but at low prices. The demand increase was driven by the attractive prices and the introduction of more sophisticated and accessible products in retail combined with increased awareness of salmon as a healthy product. The trend in transatlantic flow of Atlantic salmon showed an increase in the flow of fish from Europe to the USA of 4,000 tonnes gutted weight or 5.5%, while the flow from Chile to Europe was reduced by 11.2% or 1,100 tonnes gutted weight.

We achieved a combined global price that was 3% above the weighted reference price in 2015

Consumption in the Asian market remained strong in 2015, despite negative growth rates in some key markets compared to 2014 (China/Hong Kong -2.2% and Japan -5.1%). Trade barriers and a shortage of large-sized salmon were important factors for the reduction in sales to the Chinese market. South Korea/Taiwan recorded exceptional growth of + 25.1% in 2015 compared to +16.4% in 2014.

OUR MARKET

GEOGRAPHIC MARKET PRESENCE

Our main source of revenues is Atlantic salmon, and Europe is by far the largest market for our salmon, representing 72% of our total revenues in 2015. Compared to 2014, the relative share of sales to Europe and America has increased, while sales to the Russian market have declined. The reduction in sales to Russia is a result of the ban on import of salmon of most European origins. From historically being mainly a fresh salmon market, Russia was in 2015 purchasing most of its salmon frozen from Chile. Salmon of Faroese origin still has access to the Russian market, but as we only harvested fish on the Faroe Islands in the fourth quarter of 2015, our sales to Russia in 2015 were negligible. Increased demand in Germany, UK and Southern Europe drove consumption in Europe in 2015 and the European market remained strong throughout the year.

SALES BY PRODUCT

Sales of salmon and salmon-derived products represented 90.0% and 91.7% of our revenues for the years ended December 31, 2015 and 2014 respectively. Fresh whole salmon (i.e. primary processed) represented 43.5% and 47.6% of our total revenues in 2015 and 2014 respectively, while fresh smoked salmon and fresh and frozen elaborated salmon combined (i.e. secondary processed) accounted for 45.4% and 43.2% of our revenues respectively, for the same periods. The share of fresh elaborated salmon has increased from 21.9% in 2014 to 28.2% in 2015 due to increased sales of Modified Atmosphere Packed products (MAP). We are actively pursuing strategies to reduce our dependence on spot market prices for salmon by increasing our capacity for production of elaborated products, which are generally associated with more stable consumer prices. In line with this strategy we started deliveries of elaborated seafood products to a major UK retailer from our new plant in Rosyth, Scotland in the fourth quarter of 2015. In 2015, we also completed the upgrade of our plant in Ustka, Poland to streamline the operation and improve the production efficiency in our biggest elaborated seafood plant.

PRICE ACHIEVEMENT

The development in the reference prices continued their diverging trend in 2015, with the European price level holding up well and increasing in the second half of the year due to strong demand and a relatively balanced supply growth, while North American prices remained low throughout the year due to substantial supply growth. Consumption in the USA increased by 14.2% compared to 2014, but at prices below breakeven level for salmon of Chilean origin. The depreciation of the CAD towards the USD partially mitigated the price reduction for salmon of Canadian origin in local currency.

The cost of quality downgrading was within the normal range for both 2014 and 2015 with 91% and 92% superior share respectively.

We achieved a combined global price that was 3% above the weighted reference price in 2015. The corresponding price achievement in 2014 was 2% above the weighted reference price. The contract share ranged from 0% for salmon of Canadian and Faroese origins to 48% for salmon of Scottish origin and 82% for salmon of Irish origin in 2015. The Group contract share was 34%, compared to 36% in 2014.

MH Integrated Annual Report 2015 Attractive financial results 049

SEGMENT REPORTING

The following is a discussion of our operational results by Business Segment using Operational EBIT as a key measure of performance. The table below sets out Operational EBIT for each of our operating segments for the years ended December 31, 2015 and 2014.

FEED

Feed's Operational EBIT was NOK 192.3 million for the year ended December 31, 2015, compared to NOK 47.1 million in 2014

Our feed plant had its first full year in operation in 2015, and the operational performance for the year was very good both with regards to operational efficiency and profitability. Feed's Operational EBIT was NOK 192.3 million for the year ended December 31, 2015, compared to NOK 47.1 million in 2014. Favorable raw material purchases and efficient operations contributed to good profitability, as raw materials constitute approximately 80% of the total cost of feed.

During its first full year in operation, the plant produced 281,655 tonnes of feed, or approximately 80% of the needs in the Norwegian farming operations, based on 2015 production. In the fourth quarter of 2015, we were more than 86% self-sufficient in feed in Norway. Our feed operations has thus far only sold feed internally, but small scale sales to third party farming operations will start in 2016.

In 2015 we started production of smolt and broodstock diets for our farming operations. The expansion of the product portfolio is in line with our strategy to increase our self-sufficiency rate for feed. We also continued our work to substitute raw materials in order to develop the optimal diets. In this regard we introduced salmon oil as an alternative to other marine oils in feed. The salmon oils are locally available, fresh, safe and of high nutritional quality. The introduction of this ingredient into our feed lifts pressure on fish oil from limited wild caught stocks and also reduces the carbon footprint of our production due to less need for logistics/transport. Salmon oil was only used for some of our production in Norway in 2015. Low stocks of anchovies along the coast of Peru contributed to significant increases in the quoted fish meal prices in the third quarter with further increases in the fourth quarter, and our effort to find alternative sources of marine ingredients thus remains a key priority. For further details, please see the Planet and R&D sections.

In line with our strategy, and based on the positive experience from our feed plant in Norway, and our observations that our third party European feed purchases remain significant (where our Scottish, Faroese, and Irish farming operations remain 100% supplied by third party feed), the Board of Directors in December 2015 approved the development of a new feed plant in Scotland. The plant is expected to have a capacity of around 170,000 tonnes of feed which will cover 100% of our needs for fish feed in Scotland, Ireland and the Faroe Islands combined, with the potential for further expansion. The construction of the plant will commence in 2017, and it is expected to be completed during the first half of 2018, when our existing third party feed contracts expire.

FARMING

Farming's Operational EBIT was NOK 2,136.0 million in the year ended December 31, 2015, compared to NOK 3,651.2 million in 2014. The reduction was primarily a result of increased feed and lice mitigation costs and reduced survival, combined with a challenging American market with prices below breakeven level for salmon of Chilean origin (ref above). Volume harvested was stable between 2014 and 2015. The cost in box increased for salmon of all origins from 2014 to 2015. For details with regard to the operational development of the farming entities, please see the discussion under the salmon's country of origin.

SEGMENT RESULTS

(NOK MILLION)	2015	2014
Operational EBIT—Feed	192.3	47.1
Operational EBIT—Farming	2 136.0	3 651.2
Operational EBIT—Markets	587.0	518.4
Operational EBIT—Consumer Products	176.0	118.7
Operational EBIT—Other	15.2	-81.4
Group Operational EBIT [1)]	**3 106.6**	**4 254.0**
Group EBIT	**3 092.8**	**3 633.4**

1 Group Operational EBIT is a non-IFRS financial measure. See Note 5 Segments for how we define and calculated Operational EBIT and for reconciliation of Group Operational EBIT to Group EBIT.

MH Integrated Annual Report 2015 051Attractive financial results050 Our global operations Markets Americas 461 FTE across America Canada 40 112 tonnes GWE salmon harvested, 479 FTE in Farming Corporate and Halibut 90 FTE in Norway Chile 62 482 tonnes GWE salmon harvested, 1 096 FTE in Farming Ireland 9 736 tonnes GWE salmon harvested, 226 FTE in Farming and Sales Scotland 50 144 tonnes GWE salmon harvested, 621 FTE in Farming Markets Europe 166 FTE across Europe Norway 254 751 tonnes GWE salmon harvested, 1 505 FTE in Farming, 281 655 tonnes feed produced, 83 FTE in Feed Faroe Islands 2 923 tonnes GWE salmon harvested, 34 FTE in Farming Consumer Products 109 838 tonnes end product weight, 6 504 FTE across Europe Markets Asia 1 189 FTE across Asia MH Integrated Annual Report 2015 Attractive financial results

052 MH Integrated Annual Report 2015 Attractive financial results

SALES AND MARKETING

Sales and Marketing consist of two segments, Markets and Consumer Products. In June 2014, we announced the launch of the Consumer Products segment, which is the consolidated operation of VAP Europe and Morpol. Consumer Products was reported as one segment from January 1, 2015 and the 2014 figures have been restated for comparison.

Markets

Markets' Operational EBIT for the year ended December 31, 2015 was NOK 587.0 million, compared to NOK 518.4 million in 2014. The 2015 Operational EBIT comprised NOK 351.6 million from Markets Europe, NOK 78.3 million from Markets Asia and NOK 157.0 million from Markets Americas, compared to NOK 329.3 million, NOK 70.5 million and NOK 118.7 million, respectively, in 2014.

Consumption in the EU was strong in 2015, increasing by 7.4% compared to 2014. Good demand growth was demonstrated across the continent (ref above). The reference price in NOK in 2015 was higher than in 2014 and our price achievement was above the reference price for salmon of all European origins. European volume sold decreased by 3.0% compared to 2014 due to a reduction in the volume harvested for salmon of Norwegian and Faroese origins (for additional information please see "Operational performance by country of origin".

Compared to 2014, sales of Mowi products were more than three times higher in 2015

The Asian market remained strong in 2015, despite negative growth rates in some key markets compared to 2014 (China/Hong Kong -2.2% compared to +26.0% in 2014, Japan -5.1% compared to +7.3% in 2014). Trade barriers and a shortage of large-sized salmon were important factors for the reduction in sales to the Chinese market. South Korea/Taiwan recorded exceptional growth of + 25.1% in 2015 compared to +16.4% in 2014. Our Markets Asia organization was able to improve the profitability in 2015 despite a reduction in the volumes sold of 5.3%. Our brand building efforts continue in this market with strong performance recorded both for our Mowi salmon in Japan and Supreme Salmon in Taiwan. Compared to 2014, sales of Mowi products were more than three times higher in 2015 with strong volume development in the second half of the year. Please see the Product section for more information.

Our chilled operations (mainly smoked products) significantly improved their performance in 2015

The American market was very challenging in 2015 with prices below break-even level for salmon of Chilean origin throughout the year, due to increased overall supply (ref above). Our American markets organization performed well compared to the reference prices in 2015 and the price achievement for salmon of Chilean and Canadian origin was 9% above and 1% below the relevant reference prices respectively.

The price achievement of our Markets organization is further discussed under "Operational performance by country of origin".

Consumer Products

Consumer Product's Operational EBIT for the year ended December 31, 2015 was NOK 176.0 million, compared to NOK 118.7 million in 2014. Our profitability in 2015 was significantly influenced by startup costs at our Rosyth processing plant in Scotland.

The share of salmon products in percent of total sales value was 73% in 2015 compared to 74% in 2014. We experienced strong growth in Southern Europe and the German Market remained strong throughout the year in 2015. As a result volumes sold increased by 4.1% compared to 2014, ending at 109,838 tonnes end product weight. Improvements in yield and underlying efficiency were reported during the course of the year both in our chilled and fresh operations.

Our chilled operations (mainly smoked products) significantly improved their performance in 2015 compared to 2014. In our French chilled plant, Kritsen, an operational turn-around was completed during the year, and as a result significant losses in 2014 were converted to profit in 2015. In our fresh operations, we have also seen improvement in the operational efficiency, but the positive effects were reversed by losses in our new facility in Rosyth, Scotland. This plant has promising potential as we have secured deliveries to a major UK retailer. Deliveries on this account started in the fourth quarter, but low production efficiency and poor yield resulted in significant operational losses. The losses at our Rosyth plant in 2015 amounted to NOK -141.6 million and a recovery plan has therefore been initiated. Due to the production challenges in Rosyth, Consumer Products' overall processing costs per kilogram produced increased by 2.5% from 2014 to 2015.

Effective from January 2016 Marine Harvest Consumer Products will be organized based on geography. We will however continue to manage Consumer Products as one unit in terms of reporting and monitoring of profitability.

MH Integrated Annual Report 2015 Attractive financial results 053

OPERATIONAL PERFORMANCE BY COUNTRY OF ORIGIN

The following is a discussion of our operational results based on salmon's country of origin. The following table sets out certain operating metrics by country of origin of our harvested salmon for the years ended December 31, 2015 and 2014:

OPERATIONAL PERFORMANCE BY COUNTRY OF ORIGIN

	NORWEGIAN ORIGIN	SCOTTISH ORIGIN	CANADIAN ORIGIN	CHILEAN ORIGIN	IRISH ORIGIN	FAROESE ORIGIN	OTHER	TOTAL
2015								
Harvest volume of salmon [1]	254 751	50 144	40 112	62 482	9 736	2 923	—	420 148
Average price achievement [2]	101%	113%	99%	109%	—	105%	—	103%
Contract coverage [3]	40%	48%	—	12%	82%	—	—	34%
Quality - superior share [4]	92%	93%	90%	89%	89%	90%	—	92%
Feed cost (NOK per kg) [5]	—	—	—	—	—	—	—	14.61
Total cost (NOK per kg) [6]	—	—	—	—	—	—	—	32.93
Operational EBIT (NOK per kg)	11.26	3.16	3.00	-7.46	8.33	14.43	0.72	7.39
EBIT (NOK per kg)	12.51	2.75	5.40	-11.16	7.75	35.92	0.16	7.36
2014								
Harvest volume of salmon [1]	258 021	48 858	26 697	67 504	6 260	11 532	—	418 873
Average price achievement [2]	100%	109%	100%	106%	—	107%	—	102%
Contract coverage [3]	41%	56%	—	23%	89%	3%	—	36%
Quality - superior share [4]	93%	94%	84%	86%	88%	96%	—	91%
Feed cost (NOK per kg) [5]	—	—	—	—	—	—	—	12.99
Total cost (NOK per kg) [6]	—	—	—	—	—	—	—	27.33
Operational EBIT (NOK per kg)	11.81	9.62	9.40	4.70	5.20	14.28	-0.07	10.16
EBIT (NOK per kg)	13.05	5.33	4.10	1.35	7.48	4.98	-0.71	8.67

1 We measure our harvest volume in terms of tonnes of gutted weight of salmon. Harvest volume of salmon is a key measure of our success as, in the absence of trading, it corresponds to the volume of salmon available for sale. As trading volume generally achieves limited margin, harvested volume is the volume-related driver of our profit.

2 Our average price achievement measures the prices that we are able to achieve on our products against a salmon price index. The achievement is measured against Nasdaq in 2015 and NOS in 2014 for salmon of Norwegian, Scottish and Faroese origin and Urner Barry for salmon of North American and Chilean origin. The market reference prices are spot prices for superior quality salmon, while our achieved price is a blend of spot and contract price for all qualities. Average price achievement measures our ability to sell our products at above market rates and is thus important for understanding our performance. In situations where contract prices deviate from spot prices, or the quality of our sold fish is low, our achieved price will deviate from the reference price.

3 The contract coverage measure represents the percentage of our products that was sold pursuant to contracts. A contract is for this purpose defined as a commitment to sell our salmon at a fixed price for a period of three months or longer. We have a sales contract policy aimed at limiting our exposure to short and medium term fluctuations in salmon prices.

4 The superior share of salmon is the percentage of the total volume of salmon harvested as superior salmon divided by the total volume of harvested salmon. If salmon for some reason, e.g., pale color or scale loss, cannot be classified as a superior product, it is downgraded and sold as a production or ordinary grade product at a lower price.

5 Feed cost per kilogram harvested is calculated by dividing our total cost of fish feed for harvested fish by tonnes of gutted weight of salmon harvested.

6 Total cost per kilogram harvested is calculated by dividing our total cost for harvested fish by tonnes of gutted weight of salmon harvested.

054 MH Integrated Annual Report 2015 Attractive financial results

Total cost per kilogram harvested for salmon of Norwegian origin increased by 11.4% compared to 2014

Salmon of Norwegian Origin

Operational EBIT

Our Operational EBIT for salmon of Norwegian origin was NOK 2,868.3 million for the year ended December 31, 2015 compared to NOK 3,046.6 million in 2014. Operational EBIT per kilogram was NOK 11.26 compared to NOK 11.81 in 2014 due to increased salmon prices in the spot market in NOK and slightly improved price achievement, offset by increased costs mainly due to sea lice mitigation, increased cost of feed, reduced survival and reduced harvest volume. Our EBIT for salmon of Norwegian origin was NOK 3,186.6 million in the year ended December 31, 2015 compared to NOK 3,367.2 million in the same period in 2014. EBIT per kilogram was NOK 12.51 in 2015 compared to NOK 13.05 in 2014.

Price and volume developments

The reference price in NOK for salmon of Norwegian origin was higher in 2015 compared to 2014 as the European market remained strong throughout the year. Our price achievement for the year ended December 31, 2015 was 1% above the reference price, which was a slight improvement from 2014 when the price achieved was equal to the reference price. The improvement was primarily due to higher contribution from contracts and allocated margin. The contract share was 40% in 2015 in a market with increasing prices in the second half of the year, compared to 41% in 2014 in a market with falling prices in the second half of the year. The superior share of salmon harvested in 2015 was 92% compared to 93% in 2014.

Harvest volume in the year ended December 31, 2015 was slightly down from the record year 2014 at 254,751 tonnes gutted weight, representing a reduction of 3,270 tonnes from 2014 of 258,021 tonnes gutted weight. Less favorable seawater temperatures combined with increased biological challenges related to sea lice in particular (reduced survival and early harvest), contributed to the reduction in harvested volume in 2015.

Costs and operations

Total cost per kilogram of our salmon of Norwegian origin harvested in 2015 increased by 11.4% compared to 2014. The primary driver for the cost increase was a rise in the cost of feed and sea lice and AGD mitigation, combined with reduced survival, mainly due to losses during sea lice treatment.

The cost of feed for the fish harvested in 2015 was 8.0% higher than in 2014 due to increased feed prices as a result of higher prices for feed raw materials, currency effects from a weaker NOK, and higher feed conversion rates. Other seawater costs per kilogram of fish harvested were 22.2% higher in 2015 than in 2014 due to higher sea lice pressure contributing to an increased number of treatments and harvesting of small fish due to fallowing requirements and biological challenges. As in previous years, sea lice mitigation costs for the fish harvested in 2015 were high. The exceptional cost related to sea lice mitigation amounted to NOK 531.7 million in 2015, compared to NOK 302.9 million in 2014, an increase of 75.5%.

Non-seawater costs per kilogram of fish harvested in 2015 increased by 1.8% compared to 2014 due to reduced survival mainly after sea lice treatment. Incident-based mortality in the amount of NOK 114.0 million was recognized in 2015 compared to NOK 87.5 million in 2014.

Salmon of Norwegian Origin by region

Our Norwegian unit is divided into four regional Business Units for operational follow up. In the following we provide a summary of the 2015 performance by region compared to 2014.

KEY FIGURES BY REGION IN NORWAY

	SOUTH		WEST		MID		NORTH	
	2015	2014	2015	2014	2015	2014	2015	2014
Operational EBIT (NOK million)	**473**	**534**	**1 064**	**1 081**	**541**	**681**	**791**	**750**
Harvest volume (tonnes GWE)	47 557	51 501	79 342	81 059	62 261	63 462	65 591	61 998
Operational EBIT per kg (NOK)	**9.96**	**10.38**	**13.40**	**13.34**	**8.68**	**10.74**	**12.06**	**12.09**
Incident-based mortality (NOK million)	22	25	31	31	37	21	24	11
Superior share %	93%	92%	95%	95%	90%	93%	90%	90%

MH Integrated Annual Report 2015 Attractive financial results 055

Region West was the most profitable region in Norway in 2015

The strengthening of the GBP toward NOK resulted in increased competition and price pressure for salmon of Scottish origin

Region South

Operational EBIT in region South amounted to NOK 473.4 million in 2015 compared to NOK 534.3 million in 2014. Volume harvested was 47,557 tonnes gutted weight compared to 51,501 tonnes in 2014. Operational EBIT per kilogram harvested was NOK 9.96 compared to NOK 10.38 in 2014. The reduction was due to increased feed and sea lice mitigation costs. Incident-based mortality in the amount of NOK 22.3 million was recognized in 2015 due to gill infection and treatment losses. In 2014 the incident-based mortality amounted to NOK 25.2 million.

Region West

Operational EBIT in region West amounted to NOK 1,063.5 million in 2015 compared to NOK 1,080.9 million in 2014. Region West was the most profitable region in Norway in 2015. Volume harvested was 79,342 tonnes gutted weight compared to 81,059 tonnes in 2014. Operational EBIT per kilogram harvested was NOK 13.40 compared to NOK 13.34 in 2014. Higher prices mitigated the effect of increased feed and sea lice mitigation costs compared to 2014. Incident-based mortality in the amount of NOK 31.4 million was recognized in 2015 due to lice treatment losses and CMS/HSMI. In 2014 the incident-based mortality amounted to NOK 30.5 million.

Region Mid

Operational EBIT in region Mid amounted to NOK 540.5 million in 2015 compared to NOK 681.4 million in 2014. Volume harvested was 62,261 tonnes gutted weight compared to 63,492 tonnes in 2014. Operational EBIT per kilogram harvested was NOK 8.68 compared to NOK 10.74 in 2014. The reduction was due to increased feed and sea lice mitigation costs combined with harvesting of small fish due to fallowing requirements and biological challenges. Incident-based mortality in the amount of NOK 36.7 million was recognized in 2015 due to lice treatment losses. In 2014 the incident-based mortality amounted to NOK 20.6 million.

Region North

Operational EBIT in region North amounted to NOK 790.9 million in 2015 compared to NOK 749.5 million in 2014. Volume harvested was 65,591 tonnes gutted weight compared to 61,998 tonnes in 2014. Operational EBIT per kilogram harvested was NOK 12.06 compared to NOK 12.09 in 2014 as increased prices mitigated higher feed and sea lice mitigation costs. Incident-based mortality in the amount of NOK 23.6 million was recognized in 2015 as a result of losses during lice treatment and an oxygen drop due to algal bloom in combination with fish handling. In 2014 the incident-based mortality amounted to NOK 11.2 million.

Salmon of Scottish Origin

Operational EBIT

Our Operational EBIT for salmon of Scottish origin was NOK 158.6 million for the year ended December 31, 2015 compared to NOK 470.2 million in 2014. Operational EBIT per kilogram was NOK 3.16 in 2015 compared to NOK 9.62 in 2014. Biological challenges caused increased costs and reduced survival in 2015 and 2014, while the strengthening of the GBP against NOK resulted in increased competition and price pressure from Norwegian salmon in 2015. Our EBIT for salmon of Scottish origin was NOK 137.8 million in the year ended December 31, 2015 compared to NOK 260.5 million in the same period in 2014. EBIT per kilogram was NOK 2.75 in 2015 compared to NOK 5.33 in 2014.

Price and volume developments

The reference price in GBP was lower in 2015 compared to 2014 due to the strengthening of the GBP towards the NOK, where the NOK is the currency from which the reference price is derived. Our price achievement for salmon of Scottish origin for the year ended December 31, 2015 was 13% above the reference price. In 2014 the achieved price was 9% above the reference price. The price achievement was impacted by high contract coverage agreed in GBP, and thus not subject to the same currency effects as spot sales. The contract share was 48% and 56% in 2015 and 2014, respectively. With a superior share of 93% in 2015 and 94% in 2014, the effect of downgrading on the price achievement was limited.

Harvest volume in the year ended December 31, 2015 was up by 1,286 tonnes compared to 2014 at 50,144 tonnes gutted weight compared to 48,858 tonnes in 2014.

Costs and operations

Total cost per kilogram of our salmon of Scottish origin harvested in the year ended December 31, 2015 increased by 1.0% compared to 2014, due to increased biological costs excluding feed.

Feed cost per kilogram of fish harvested decreased by 3.4% in 2015. The feed conversion rate was the same in 2015 as in 2014. Other seawater costs per kilogram harvested increased by 14.7% compared to 2014. The increase was mainly due to smolt and costs associated with biological challenges (increased treatment and mitigation costs).

Other non-seawater costs per kilogram harvested were reduced by 7.9% compared to 2014 mainly due to a reduction in incident-based mortality losses. Although still significant, the biological challenges were less severe in 2015 than in the year before. In 2015, we recognized incident-based mortality losses in the amount of NOK 73.6 million due to AGD, lice treatment and algal blooms. Incident-based mortality and biomass write down due to poor fish performance amounted in total to NOK 80.5 million in 2014.

MH Integrated Annual Report 2015 057Attractive financial results056 Salmon of Canadian Origin Operational EBIT Our Operational EBIT for salmon of Canadian origin was NOK 120.3 million for the year ended December 31, 2015 compared to NOK 251.1 million in 2014. Operational EBIT per kilogram was NOK 3.00 in 2015 compared to NOK 9.40 in 2014 due to a challenging American market. Increased supply of salmon of North American origin combined with competition from salmon of European origin due to favorable exchange rates were the main drivers behind the observed price reduction. Our EBIT for salmon of Canadian origin was NOK 216.5 million in the year ended December 31, 2015 compared to NOK 109.5 million in the same period in 2014. EBIT per kilogram was NOK 5.40 in 2015 compared to NOK 4.10 in 2014. Price and volume developments The reference price was lower in the year ended December 31, 2015 compared to the same period in 2014 due to increased supply. The supply of North American salmon started to increase in the third quarter of 2014 after a dip in supply in 2013 and first half of 2014. The supply increase continued in 2015 and this coincided with a growth in supply of salmon of European origin due to the strong US dollar, which resulted in significant price pressure. Our price achievement in 2015 was 1% below the reference price, which was slightly down from the price achievement in 2014, when it was equal to the reference price. There were no contracts for salmon of Canadian origin in 2015 and 2014. There were no exceptional costs for claims and discards attributed to Kudoa recognized in 2015 and 2014, but an increase in Kudoa prevalence in our harvested salmon was reported in 2015. The prevalence was still significantly below what we observed in 2012 and 2013. The superior share was 90% in 2015, compared to 84% in 2014. Harvest volume in the year ended December 31, 2015 was 40,112 tonnes gutted weight compared to 26,697 tonnes in 2014. The increase was due to increased smolt stocking in 2013. Costs and operations Total cost per kilogram of our salmon of Canadian origin harvested in the year ended December 31, 2015 was the same as in 2014 as increased cost of feed per kilogram harvested was reversed by the effects of increased volume harvested (reflected in positive scale effects). The feed cost per kilogram of fish harvested in 2015 increased by 6.8% compared to 2014. The price of feed increased by a higher percentage, but improve- ments in the feed conversion rate partially mitigated the feed price effect. Other seawater costs per kilogram of fish harvested in 2015 were the same as for the fish harvested in 2014. Non-seawater costs per kilogram of fish harvested decreased by 13.4% compared to 2014 due to the significant increase in harvested volume. Incident- based mortality in the amount of NOK 19.0 million was recognized in 2015 due to gill disease and plankton/algal blooms partly as a result of a very warm summer. In 2014, incident-based mortality amounted to NOK 6.2 million. Salmon of Chilean Origin Operational EBIT Our Operational EBIT for salmon of Chilean origin was NOK -466.2 million for the year ended Decem- ber 31, 2015 compared to NOK 317.0 million in 2014. Operational EBIT per kilogram was NOK -7.46 in 2015 compared to NOK 4.70 in 2014. The negative Operational EBIT was the result of a challenging American market for salmon of Chilean origin. Our EBIT for salmon of Chilean origin was NOK -697.4 million in the year ended December 31, 2015 compared to NOK 90.8 million in the same period in 2014. EBIT per kilogram was NOK -11.16 in 2015 compared to NOK 1.35 in 2014. Price and volume developments The reference price was significantly lower in the year ended December 31, 2015 compared to 2014 despite limited overall increase in the harvest volume of salmon of Chilean origin. Increased supply of salmon of Chilean, Canadian and European origin combined with declining comparable protein prices and sticky retail prices resulted in price pressure for salmon throughout the year. Our price achievement for 2015 was 9% above the reference price. This was up from the price achievement in 2014 of 6% above the reference price due to favorable spot price achievement in the US and Brazilian markets and a more favorable contract portfolio. The contract share was reduced from 23% in 2014 to 12% for the year ended December 31, 2015, as we were reluctant to enter into contracts in a market where spot prices were below breakeven level. The contract contribution was positive both in 2015 and 2014. The superior share for salmon of Chilean origin was 89% in 2015 compared to 86% in 2014. Harvest volume in the year ended December 31, 2015 was lower than in 2014 at 62,482 tonnes gutted weight compared to 67,504 tonnes gutted weight in 2014 due to increased biological challenges. Costs and operations Total cost per kilogram of our Chilean salmon harvested in the year ended December 31, 2015 increased by 14.2% compared to 2014 due to increased other seawater costs (smolt, labor, medi- cation and depreciation). The feed cost per kilogram of fish harvested in the 2015 decreased by 5.5% compared to the fish harvested in 2014 as a result of reduced cost per kilogram feed. Total cost per kilogram of our salmon of Canadian origin harvested in the year ended December 31, 2015 was the same as in 2014 Challenging US market in 2015 due to increased supply combined with declining comparable protein prices and sticky retail prices Operational EBIT for salmon of Irish origin was NOK 81.1 million in 2015 compared to NOK 32.6 million in 2014 Other seawater costs per kilogram of fish harvested in 2015 were 28.5% higher than for the fish harvested in 2014, due to increased cost of smolt, labor, med- ication, insurance and depreciation. The biological development in Chile in 2015 is a concern both with regards to sea lice and Salmon Rickettsial Septicae- mia (SRS). The sea lice load at the end of 2015 was significantly higher than at the same time in 2014 and the number of treatments to manage the sea lice situation increased in 2015. Non-seawater costs per kilogram of fish harvested in 2015 increased by 47.0% compared to fish harvest- ed in 2014 due to high incident-based mortality. Incident-based mortality in the amount of NOK 36.6 million, net of insurance compensation, was recog- nized in 2015. The mortalities were a result of losses after a volcano eruption in April, culling of fish after ISA was detected at one of our broodstock sites, cull- ing of poor performing smolt and adjustment to the estimated insurance compensation from a freshwater incident in 2014. Incident-based mortality in the amount of NOK 7.5 million was recognized in 2014 related to the above mentioned freshwater incident. Salmon of Irish Origin Operational EBIT Our Operational EBIT for salmon of Irish origin was NOK 81.1 million for the year ended December 31, 2015 compared to NOK 32.6 million in the same peri- od in 2014. Operational EBIT per kilogram amounted to NOK 8.33 in 2015 compared to NOK 5.20 in 2014. The improvement from 2014 was due to increased volume. Our EBIT for salmon of Irish origin was NOK 75.4 million in the year ended December 31, 2015 compared to NOK 46.8 million in 2014. EBIT per kilogram was NOK 7.75 in 2015 compared to NOK 7.48 in 2014. Price and volume developments As our Irish operation mainly produces organic salmon, there is no reference price available for benchmarking. Prices achieved were up by 6.6% for the year ended December 31, 2015 compared to 2014. The market for organic salmon remained sta- ble. Our contract share was 82% in 2015, compared to 89% in 2014. We experienced a slight increase in the superior share of salmon harvested from 88% in 2014 to 89% in 2015. Harvest volume in the year ended December 31, 2015 was 9,736 tonnes gutted weight compared to 6,260 tonnes in 2014. Volumes harvested in 2014 were influenced by high mortality in the standing biomass in the second half of 2013. As a conse- quence of the 2013 losses, limited volume was har- vested in the first quarter of 2014 in order to grow the remaining fish to a higher average weight. Costs and operations Total cost per kilogram of salmon of Irish origin harvested in the year ended December 31, 2015 in- creased by 3.0% compared to 2014 due to increased cost of feed. Increased volumes contributed to posi- tive scale effects, but these were reversed by higher incident-based mortality losses due to algal blooms and AGD. Incident-based mortality in the amount of NOK 36.8 million was recognized in 2015, compared to NOK 22.1 million in 2014. Salmon of Faroese Origin Operational EBIT Our Operational EBIT for salmon of Faroese origin was NOK 42.2 million for the year ended December 31, 2015 compared to NOK 164.6 million in 2014. Operational EBIT per kilogram was NOK 14.43 in 2015 compared to NOK 14.28 in 2014. Due to the lim- ited number of sites in operation, we have extended periods without harvesting on the Faroe Islands. In 2015 we only harvested salmon in the fourth quarter, which is the reason for the reduction in Operational EBIT in absolute terms. Our EBIT for salmon of Faro- ese origin was NOK 105.0 million in the year ended December 31, 2015 compared to NOK 57.4 million in the same period in 2014. EBIT per kilogram was NOK 35.92 in 2015 compared to NOK 4.98 in 2014. The increase in EBIT per kilogram is due to a significant fair value adjustment on biological assets combined with low volume harvested. Price and volume developments The reference price was higher in the year ended December 31, 2015 compared to 2014 due to strong demand. We only harvested salmon of Faroese origin in the fourth quarter and the majority of the harvested fish was sold to Russia at favorable prices. Our price achievement in 2015 was 5% above the reference price, which was a slight reduction from the price achievement in 2014 of 7% above the reference price. The premium on sales to the Russian market was less favorable in 2015 than immediately after the Russian ban on imports of Norwegian and Scottish salmon commenced in August 2014. There were no contract sales in 2015 compared to 3% for the year ended December 31, 2014. Harvest volume in the year ended December 31, 2015 was 2,923 tonnes gutted weight compared to 11,532 tonnes in 2014 as a result of the limited number of sites in operations. Costs and operations Total cost per kilogram of our salmon of Faroese origin harvested in the year ended December 31, 2015 increased by 4.2% compared to 2014 mainly due to increased lice mitigation costs and low volume harvested. MH Integrated Annual Report 2015 Attractive financial results

058 MH Integrated Annual Report 2015 Attractive financial results

MH Integrated Annual Report 2015 Attractive financial results 059

LIQUIDITY, CASH FLOW AND BORROWINGS

LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of liquidity are cash on hand, revenues generated from our operations and, to a lesser extent, loans and other financings.

Our principal needs for liquidity have been, and will likely continue to be, costs of raw materials, including fish feed, and other working capital items, capital expenditures, servicing of our debt, dividend payments and acquisitions. We believe that our liquidity is sufficient to cover our working capital needs in the ordinary course of our business.

Our cash and cash equivalents as of December 31, 2015 was NOK 688.7 million compared to NOK 1,408.2 million as of December 31, 2014. Cash and cash equivalents comprise cash and bank deposits, including restricted funds. Restricted funds comprise employees' tax deduction accounts as well as deposit accounts pledged as security.

Our NIBD was EUR 1,000 million (NOK 9,592.1 million) at December 31, 2015, which is EUR 50 million below target

Our NIBD was NOK 9,592.1 million at December 31, 2015 and NOK 9,267.9 million at December 31, 2014. The increase was mainly due to payment of dividend (NOK 2,292.6 million). The conversion/redemption of the EUR 350 million convertible bond issued in 2013, had a positive effect on NIBD of NOK 2,688.2 million.

CAPITAL EXPENDITURES

Our capital expenditures primarily relate to investments in our operating facilities and equipment used in our operations. Net capital expenditures were NOK 1,884.2 million for the year ended December 31, 2015 compared to NOK 1,711.7 million for the year ended December 31, 2014. Our maintenance capex level is approximately NOK 1,200 million per year. In 2015, our major expansion projects were upgrades in our processing plant in Ustka, Poland, completion of our new processing unit in Rosyth, Scotland and our freshwater expansion projects. Of our total net capital expenditures in 2015, NOK 694.8 million was attributed to investments in our farming operations in Norway due to expansions in our freshwater operations to enable production of bigger smolt and general maintenance. In 2014 NOK 357.2 million of our capital expenditures was attributed to the construction of our fish feed plant in Norway which commenced operations in July 2014.

CASH FLOWS

Cash flows from operations

Cash flow from operations for the year ended December 31, 2015 was NOK 2,090.3 million, compared to NOK 3,944.2 million for 2014. The increased earnings in 2015 compared to 2014 were offset by a negative development in working capital due to increased cost of our biomass in sea and increased amount of taxes paid due to Marine Harvest Norway no longer having tax losses carried forward.

Cash flow from investments

Cash flow from investments for the year ended December 31, 2015 was NOK -1,687.0 million, compared to NOK -1,245.9 million for 2014. The difference was primarily due to disposal of assets held for sale net of acquisition of Acuinova assets in 2014 and contribution from sale of shares in 2015.

Cash flow from financing

Cash flow from financing for the year ended December 31, 2015 was NOK -1,114.6 million, compared to NOK -2,025.8 million for 2014. In line with the dividend policy, repayment of paid-in capital amounted to NOK 2,292.6 million in 2015. In 2014, dividend and repayment of paid-in capital amounted to NOK 3,423.8 million.

BORROWINGS

As of December 31, 2015 our main outstanding borrowing facilities consisted of a EUR 805 million syndicated borrowing facility, two convertible bonds of EUR 375 million and EUR 340 million and an unsecured bond of NOK 1,250 million.

For further description of our borrowing facilities and bonds refer to Note 11 – Interest-bearing debt. For further description of how to analyze our performance refer to Part IV – Analytical Information.

061060 2015 financial performance Increased contribution from Feed and Markets, start-up challenges in value added unit in Scotland Competitive dividend and NIBD below target Operational EBIT NOK 192.3 million Dividend of NOK 5.20 paid out to the shareholders as repayment of paid-in capitalOperational EBIT NOK 587.0 million vs NOK 518.4 million in 2014 NIBD at year end EUR 50 million below target level at EUR 1,000 million (NIBD target: EUR 1,050 million) Operational EBIT NOK -141.6 million Record results in Feed Improved performance in Markets Start-up challenges in Rosyth, Scotland 192.3 5.20587.0 1,000-141.6 Reduced Operational EBIT vs 2014 Operational EBIT NOK 3,107 million, down from the historic high of NOK 4,254 million in 2014 2011 2012 2013 2014 2015 3 106.6 4 254.0 3 212.4 643.4 2 717.3 ROCE % above target ROCE above the long-term target of 12% over a four to five year cycle, at 12.6% 2011 2012 2013 2014 2015 12.6% 20.2% 18.5% 3.9% 16.7% Target ROCE % Increasing cost in Farming Costs in Farming increased by a CAGR of 6% in NOK and 4% in local currency between 2011 and 2015 due to increasing lice mitigation and feed costs. Compared to 2014 the full cost in farming was up by 9.4% in local currency and 20.5% in NOK 2011 2012 2013 2014 2015 NOK NOK at 2015 ex rate0 5 10 15 20 25 30 35 North American Chilean Norwegian 0 0 10 20 30 4 3 2 1 40 5 50 6 60 7 (NOK) (USD) Strong European and Asian markets, challenging American market Supply into the European market increased by 7.4%, while the reference price for salmon increased by 2.7% for salmon of Norwegian origin (NOK) Supply into the US market increased by 14.2%, while the reference price for salmon decreased by 20.7% and 25.6% for salmon of Chilean and Canadian origins respectively (USD) MH Integrated Annual Report 2015 Attractive financial results MH Integrated Annual Report 2015 Attractive financial results 2011 2012 2013 2014 2015

PLANET
MH Integrated Annual Report 2015 Planet

Sustainable and environmentally responsible development



MH Integrated Annual Report 2015 Planet 063

→ Our operations and long-term profitability ultimately depend on sustainable and environmentally responsible interactions with the natural environment. We rely on qualified personnel to maintain fish health, avoid escapes and minimize the environmental impact of our operations.

2015 at a glance

ASC certification

At the end of 2015, our ASC certified sites represented 24% of all Marine Harvest sites in operation globally and more than 40% of all ASC certified sites worldwide for Atlantic salmon.

CDLI

In 2015, we achieved top position in the Climate Disclosure Leadership Index (CDLI) for the third consecutive year.

GHG emissions

Greenhouse gas (GHG) emission per tonne was reduced by 19% in Feed, but rose by 82% and 52% in Sales and Marketing and Farming respectively in 2015 due to inclusion of additional entities.

Escapes

After having 2,052 fish escape in 2014, we reported 16 escape incidents and a total of 94,450 fish escaped in 2015, which is unacceptable.

MATERIAL ASPECTS	LONG TERM AMBITIONS
Climate friendly food production	Set targets for long-term reduction in GHG emissions and deliver accordingly.
Escape prevention	Zero escapes
Fish health management	More than 99.5% monthly survival
Sea lice management	Expand our integrated sea lice management model throughout our operations, and ensure sea lice control is based principally on non-medicinal approaches and reduced medicine use.
Medicine use	Broader implementation of new management approaches and non-medicinal control methods. Limit the use of antibiotics in our operations.
Biodiversity	100% ASC certified by 2020.
Sustainable feed	Fully implement the global sustainable feed policy.

064 MH Integrated Annual Report 2015 Planet

Read *"Our efforts"* on http://www.marineharvest.com/investor/annual-reports/

THE GLOBAL PICTURE - CLIMATE FRIENDLY FOOD PRODUCTION

THE CHALLENGE AND THE OPPORTUNITY

We live in a world that is facing major environmental challenges, including climate change and the depletion of natural resources, but also a world where future food production needs to match global demand. Fish farming can improve the world's standard of living by producing food that combines quality and healthy eating, while at the same time delivering a reduced carbon footprint. Of all farmed vertebrate production, fish farming is one of the most climate-friendly ways of producing protein. The carbon footprint of farmed salmon is only 2.9 kilogram of carbon equivalents per kilogram of edible product, compared to 5.9 and 30 kilograms of carbon equivalents per edible kilogram of pork and beef respectively (SINTEF, 2009).

2015 RESULTS

ASC certifications

At the end of 2015, 36% of our farms in Norway were ASC certified. Several of our farms in Scotland, Ireland, Canada and Chile had also achieved ASC certification. Please see the table below for more information about the percentages of farms certified by region. At the end of 2015 Marine Harvest accounted for more than 40% of all the ASC-certified Atlantic Salmon sites worldwide, reaffirming that we are the leading producer of ASC-certified farmed salmon. The positive results reflect the commitment of our ASC implementation teams, and their dedication to our ambition of being 100% ASC certified by 2020. In 2016 we will keep moving forward with our ASC implementation strategy, aiming for a minimum of 20 new ASC sites.

Energy use and greenhouse gas emissions

In 2015, Marine Harvest achieved top position in the Climate Disclosure Leadership Index for the third consecutive year and qualified for the Nordic CDLI. The index comprised the best of participating companies, irrespective of business sector. The average disclosure score in the Nordic region in 2015 was 84 and we proudly achieved a score of 99. This important achievement reflects our commitment to corporate climate accountability. Each year, we work with an independent third party to review our energy use and GHG inventory according to the GHG protocol. The table on the next page summarize our energy use and GHGs. Total energy consumption and GHG emissions for 2015 were 2,167 TJ and 159,754 tonnes CO_2e respectively. Electricity from non-renewable sources and diesel increased from 65% to 86% of total energy use from 2014 to 2015, mainly due to higher use of diesel in offshore facilities and processing plants operating in regions with non-renewable energy.

In order to show the GHG intensity per Business Area we used an intensity ratio defined as kilogram CO_2e (scope 1+2) per a relevant intensity ratio for each area. We are working towards full inclusion of all our entities and we expect to achieve this in 2016. For 2015, some departments and units that historically have not been included in our reporting of CO_2e have been added, which affects our intensity ratios. In Business Area Farming, the intensity of our GHG emissions (i.e. kilogram CO_2e per tonne produced in seawater) increased by 52% compared to 2014 from 132 kilogram CO_2e per tonne in 2014 to 201 CO_2e per tonne in 2015. Two entities, Marine Harvest Scotland and Marine Harvest Faroe Islands were able to reduce their intensity ratio as the increase in absolute CO_2e coincided with a more significant increase in tonnes produced. Marine Harvest Canada and Marine Harvest Ireland reported minor increases (+4% and +5% respectively), while Marine Harvest Norway and Marine Harvest Chile were the main contributors to the significant increase in the overall figure. This increase can be explained by the inclusion of freshwater sites and new sites acquired in Chile in the scopes of the calculations.

Business Area Feed reported a total of 64 kilogram CO_2e per tonne feed produced in 2015, compared to 79 kilogram CO_2e per tonne in 2014. This 19% reduction was due to several energy saving initiatives, such as changing energy sources to liquefied natural gas, and the introduction of heat pumps to recover energy.

The GHG emissions intensity of Business Area Sales and Marketing, which includes our processing units and sales offices across the globe, rose from 59 kilogram CO_2e per tonne of end product sold in 2014 to 105 kilogram CO_2e per tonne in 2015. This increase is mainly due to inclusion of information from processing entities where this information previously has not been collected (mainly our operations in Vietnam), in addition to the opening of a new site in Scotland with limited production volume in 2015.

For more information about our total energy consumption and the intensity of GHG emissions per Business Area, please see the graphs at the end of this section. In every country where we operate we comply with the relevant national regulations regarding the treatment of waste waters and effluents through licensing of our particular activities. It is also a requirement of the ASC Salmon Standard that we comply with all applicable local and national legal requirements and regulations.

PRIORITIES GOING FORWARD

Energy use and GHG emissions represent one of the most complex environmental issues for Marine Harvest, as they affect all our operations: Feed, Farming and Sales and Marketing. In 2016, we will keep moving forward with our ASC implementation strategy, aiming for a minimum of 20 new ASC sites. We will also continue to support a variety of energy saving projects in the different Business Units. To be able to set realistic and specific reduction targets within each Business Area, we need complete base information, and knowing that we are still missing some information, we will work towards full inclusion of all Business Units in 2016.

What does ASC certification mean?

- Rigorous audit and inspection
- "Raises the bar" in terms of overall farming practices
- Transparency – e.g. lice reporting
- Assurance for customers and consumers with regard to our salmon farming methods and company culture
- Promotes best environmental and social performance

By the end of 2015 we had achieved ASC certifications for 39 sea farms, while 19 more sites were under assessment

MARINE HARVEST ASC CERTIFIED SITES

	# OF SITES	ASC CERTIFIED SITES IN % OF TOTAL SITES
Norway	31	36%
Scotland	2	6%
Ireland	1	11%
Faroe Islands	0	0%
Canada	3	14%
Chile	2	18%
Group	39	24%

Public reporting information for our ASC sites is available at: www.asc-aqua.org.
In May 2013 Marine Harvest pledged to achieve the standard on all farms by 2020.

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ENERGY AND GHG EMISSIONS

	2013	2014	2015
Energy use			
Direct energy use (Scope 1)	690	980	1 093
Indirect energy use (Scope 2)	486	601	1 074
Total energy use (TJ)	**1 176**	**1 581**	**2 167**
GHG emissions			
Direct energy use (Scope 1)	51 741	69 671	95 983
Indirect energy use (Scope 2)	32 171	35 838	63 774
Total GHG emissions (tonnes CO_2e)	**83 912**	**105 509**	**159 757**

Indirect energy emissions refer to electricity consumption and district/indirect heating, while direct energy emissions refer to the use of fossil fuels such as diesel, fuel oil, gasoline/petrol, heating oil, natural gas and propane/LPG. The methodology used for the carbon accounting is A Corporate Accounting and Reporting Standard (Revised Edition). The chosen consolidation approach for emissions was operational control. All figures are direct consumption reported by each business unit, multiplied by an energy conversion factor and carbon emission factor per unit consumed. No estimates have been made. All emission and conversion factors for direct emissions are from DEFRA 2015, while emission factors for indirect energy use are based on a three-year rolling average calculation (2011-2013) using International Energy Agency statistics. The emission factor for electricity consumption in Norway is the Nordic average production mix 2011–2013. The GWP reference is IPCCAR5 (IPCC Fifth Assessment Report). All six greenhouse gases are taken into account and converted into carbon equivalents (CO_2e), although only CO_2, CH4 and N2O are relevant for the 2014 carbon accounting report. All figures listed as CO_2 in the report are metric carbon equivalents.

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ESCAPE PREVENTION

THE CHALLENGE
It is our responsibility to have control of our stock and eliminate the potential impacts of escapes. The escape of salmon from seawater pens may have undesirable genetic effects on wild salmonid populations through interbreeding, and impair their ecological status through competition.

2015 RESULTS
After having 2,052 fish escape in 2014, we reported 16 escape incidents and a total of 94,450 escaped fish in 2015, which is not acceptable. We sincerly regret this situation, in particular since most escape incidents were due to human error, not challenging weather conditions. This is why we believe that a continuous effort has to be made to reduce the number of human errors and move towards our zero escape goal.

Of the 16 escape incidents reported in 2015, 12 were in Norway (70,447 escaped fish), three in Scotland (16,003 escaped fish), and one in Chile (8,000 escaped fish).

The ASC standard requires that the number of salmon escaped from a farm must be less than 300 to maintain the certification. We therefore risk losing our ASC certification at the affected sites.

Our operations in Ireland, Canada and the Faroe Islands recorded zero escape incidents in 2015.

Due to the increased number of incidents in 2015, we have implemented an escape prevention program in December, with training material that culminates in a test for all seawater and freshwater managers.

PRIORITIES GOING FORWARD
Looking to the future, we will continue our efforts to minimize operational failures. Our target remains zero escapes. We intend to accomplish this through raising awareness of site employees in all Business Units, conducting continuous training and ensuring that all our sites have installed equipment that is fit for purpose.

NUMBER OF ESCAPE INCIDENTS AND FISH ESCAPED

	2013		2014		2015	
	# OF ESCAPE INCIDENTS	# OF ESCAPED FISH	# OF ESCAPE INCIDENTS	# OF ESCAPED FISH	# OF ESCAPE INCIDENTS	# OF ESCAPED FISH
Norway	3	60 534	2	48	12	70 447
Scotland	2	210	3	4	3	16 003
Canada	-	-	-	-	-	-
Chile	4	10 000	1	2 000	1	8 000
Ireland	-	-	-	-	-	-
Faroe Islands	1	3 000	-	-	-	-
Total	**10**	**73 744**	**6**	**2 052**	**16**	**94 450**

BIODIVERSITY

THE CHALLENGE
Biodiversity[1] can potentially be impacted by our operations as a result of sea lice, medicinal treatments, fish escapes and nutrient release. All farming systems have an impact, but it is up to us to ensure that ours is kept to an absolute minimum, and that all impacts are measured and controlled.

2015 RESULTS
Collaborative initiatives are vital for our approach to biodiversity. As such, we continue to sponsor a number of initiatives:

- *eDNA/RNA benthic metabarcoding – a project run in Norway in collaboration with the University of Geneva (Switzerland) and the University of Aarhus (Denmark) to develop a more eco-friendly technique (based on molecular tools) to measure the impact of our sites on benthic biodiversity.*
- *River Lochy restocking program – an ongoing project sponsored by Marine Harvest Scotland to help operate a dedicated wild-fish hatchery producing fry and smolt which are used to restock the local River Lochy in Fort William. Sponsorship involves both financial and in-kind support, whereby we have recycled used equipment and help re-deploy this at the hatchery. We also offer expertise and advice to the hatchery staff on rearing fish.*
- *Upper Garry Restoration Project – a collaborative project between Scottish & Southern Energy, Ness & Beauly Fisheries Trust, The Ness District Salmon Fishery Board, Scottish Environment Protection Agency, and the Rivers and Lochs Institute. The project, now in its third year, seeks to produce additional numbers of fry to restock the upper reaches of the River Garry and to restore a self-sustaining wild salmon population to the river.*
- *West Inverness Lochs Common Scoter Recovery Project – a new collaborative project with the Royal Society for the Protection of Birds, Forestry Commission, Wildfowl and Wetlands Trust, Ness & Beauly Fisheries Trust, Blue Energy, Scottish Natural Heritage and Scottish and Southern Energy. The project is to improve the breeding population of the common scoter (Melanitta nigra), an all dark seaduck.*
- *Canadian Integrated Multi-Trophic Aquaculture Network – a project led by the University of New Brunswick aimed at understanding salmon aquaculture waste nutrient pathways that may be utilized to support the production of other aquatic species, such as shellfish, sea cucumbers and algae (seaweed). Marine Harvest Canada is an industry partner and provided funding for the construction of a model cage-array for research into flow hydrodynamics through square and circular net pens. Data collection and modeling from this project is helping to determine the placement of co-culture species for optimal nutrient access.*
- *Aquaculture Ecology at the Norwegian University of Science and Technology (NTNU) – Marine Harvest Norway (region Mid) has provided financial support for a five-year professorship to focus on developing environmentally sustainable technology for resource utilization in the aquaculture industry.*

In 2015, we also continued internally driven projects initiated in previous years, as well as initiating new projects:

- *Marine Harvest Chile has run a project using by-products of the metallurgy industry, where the contained by-products were deployed at the bottom of a lake that contained high amounts of organic matter with anaerobic conditions. The results showed that the by-products catalyzed the mineralization of the organic matter and created an aerobic environment around the area deployed. The next step will be to deploy the by-products in an anaerobic seawater site.*
- *Marine Harvest Norway has recycled over 360 tonnes of equipment (farming nets, ropes, cages) resulting in a decrease of approximately 1,300 tonnes of CO_2e and 600 tonnes of oil equivalent in non-renewable sources. Once cleaned, the nets are recycled into carpets.*
- *Marine Harvest Canada has a project ongoing to assess the migration timing and monitoring of disease transfer between wild and farmed salmon in the Discovery Islands area.*
- *Different approaches to using alternative antifouling coatings without copper have been under development in Norway and Chile. Some of these tests are being duplicated in both countries to challenge the coatings in different seawater conditions.*
- *Development of the eDNA surveys for a fast, sensitive, and cost-effective benthic monitoring of salmon farms in Norway*
- *Monitoring of migrating salmon, sea trout and farmed fish in the Etne River, Norway*
- *Wild salmon enhancement and cultivation program in the Vosso River, Norway*
- *Nutrient release, benthic fauna and macroalgae in Hordaland and Rogaland, Norway*
- *Sea lice surveillance on wild salmonids of the Romsdalen fjord in collaboration with the Norwegian Institute for Nature Research (NINA)*
- *EXPLOIT project – Exploit nutrients originating from fish farming in collaboration with SINTEF, the Institute of Marine Research and NTNU.*

Our salmon is subject to prey by other animals. Measures to reduce seawater predator attacks include the use of stronger net materials, tensioned nets, predator nets, seal blinds in the base of nets and Acoustic Deterrent Devices (ADDs) where permitted.

PRIORITIES GOING FORWARD
We will continue to refine our approach to biodiversity through internal and external engagement with key stakeholders. We expect that our formal partnership with WWF Norway will continue to flourish, and help us play a significant role in protecting biodiversity. As we move towards our goal of becoming 100% ASC certified we will also ensure we continue to operate in a way that conserves the natural habitat, the local biodiversity and the overall ecosystem. In parallel we welcome the opportunity to further develop relationships with Non Governmental Organizations (NGOs) and other stakeholders to develop meaningful projects that ensure our operations will not have negative impacts on the environment.

Marine Harvest Norway has recycled farming nets. Once the nets are cleaned, they are used in carpets

We will continue to refine our approach to biodiversity through internal and external engagement with key stakeholders

1 The variability among living organisms, including the diversity in ecosystems, species and genetic levels

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FISH HEALTH MANAGEMENT

THE CHALLENGE

Safeguarding the health and welfare of fish stocks boosts survival rates, which is both financially beneficial and good for the environment.

2015 RESULTS

Under the supervision of our fish health professionals, we continue to apply good farming practices and high standards of biosecurity to optimize the health and welfare of our stocks. The ASC Standard requires site visits by a designated veterinarian at least four times a year, and by a fish health manager at least once a month.

By adhering to our stringent veterinary health plans and recognized fish welfare standards such as RSPCA (Royal Society for the Prevention of Cruelty to Animals) assured, and vaccinating 100% of our fish, we reduce biological and disease risk.

Once again, the Group achieved a 99% average monthly survival rate (% biomass) in seawater. Infectious and non-infectious losses accounted for 26% and 74% respectively of the total number of fish lost. The former reflects our commitment to reducing risk of infectious diseases, which is also a requirement of the ASC standard. Our main causes of reduced survival (numbers and biomass) are as follows:

MAIN CAUSES OF REDUCED SURVIVAL

	INFECTIOUS		NON-INFECTIOUS	
	# OF FISH	BIOMASS	# OF FISH	BIOMASS
1	SRS	SRS	Treatment	Treatment
2	CMS	CMS	Poor performers	Algal blooms
3	HSMI	PD	Low oxygen	Poor performers
4	PD	HSMI	Algal blooms	Low oxygen

SRS, Salmonid Rickettsial Septicaemia; CMS, Cardiomyopathy Syndrome; HSMI, Heart and Skeletal Muscle Inflammation; PD, Pancreas Disease

Greater vigilance and early intervention with respect to Amoebic Gill Disease resulted in significantly reduced losses

Further implementation of measures to alleviate Pancreas Disease resulted in a reduction of losses (numbers) in 2015. Greater vigilance and early intervention with respect to Amoebic Gill Disease resulted in significantly reduced losses (numbers and biomass) in 2015. The incidence of Heart and Skeletal Muscle Inflammation and Cardiomyopathy Syndrome, for which there are no vaccines, was comparable with previous years. We continued to apply our strict risk management approach towards Infectious Salmon Anemia (ISA), and only one case was registered in 2015. The affected site in Chile (with an average weight of five kilogram) was harvested out. Losses to Salmonid Rickettsial Septicaemia increased significantly in 2015 compared to previous years, reflecting the dramatic up-turn in the incidence of SRS in the Chilean industry as a whole.

Treatment losses were predominately associated with the challenging lice situation encountered in Europe. Losses are, however, expected to decline as we move forward with alternative methods for lice control. Specific environmental challenges, during periods of elevated water temperatures (e.g. plankton blooms and low oxygen), also impacted survival.

Our long-term goal is more than 99.5% monthly survival

PRIORITIES GOING FORWARD

Safeguarding the health and welfare of our stocks, and improving survival rates will remain a primary focus area in 2016. We will continue to closely monitor the causes of reduced survival, and will set our R&D priorities accordingly. The commercial expansion of non-medicinal systems for lice control, plankton monitoring, conclusions from several important R&D projects and further ASC implementation are all expected to contribute toward achieving our long-term goal of more than 99.5% monthly survival. We will continue to support industry initiatives to develop greater knowledge to further improve fish health and welfare, and we will engage in developing better industry practices through the Global Salmon Initiative.

SEA LICE MANAGEMENT

THE CHALLENGE

Effective sea lice management is important for fish welfare and for ensuring that lice from our farms do not negatively impact wild salmonid stocks. Sea lice also represent a cost to the industry.

2015 RESULTS

We have continued to work diligently at the operational level, and have taken great strides towards our goal of managing sea lice in a more integrated and sustainable manner, while reducing the use of medicines. In 2015, we launched our new strategy for lice management in Europe (please see the sea lice strategy article at the end of this section) and significantly increased our R&D

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In 2015, we launched our new strategy for lice management in Europe

In the longer term, our ambition is to ensure that sea lice control is based principally on non-medicinal approaches and reduced use of medication activities to find new and better ways to manage lice (see R&D section). Alternative approaches to improving lice management in Chile and Canada are being pursued because of the differences in species of lice, statutory lice limits, lice infection dynamics and wild fish population dynamics.

In line with our new strategy, we increased the use of cleaner fish in Norway, Scotland and Ireland, and made further investments in cleaner fish production and R&D. Skirts around pens (to keep lice out) and several non-medicinal treatment systems were also trialed and used more extensively in some of our Business Units in 2015. Coupled with further ASC implementation, this strategy produced good results at many sites and areas, with both lice numbers and medicine use being reduced.

The average monthly percentage of sites above statutory limits in each Business Unit is shown in the graph summary at the end of this section. In Norway, the percentage of sites that exceeded limits (average monthly basis) decreased slightly in 2015 compared to 2014 (4.7% and 5.0% respectively). The situation varied from region to region in Norway, with region Mid facing substantial challenges. Disappointingly, however, several factors including abnormally high water temperatures for extended periods, extended periods of rough weather, insufficient cleaner fish capacity, limited access to non-medicinal treatments, singly or in combination, precluded optimal control and hampered application of our strategy in other Business Units. This was particularly evident in Scotland, where heavy lice burdens compromised results. These developments consequently affected the Group's overall results.

The increase in losses associated with treatment intervention highlights the need to strengthen our efforts to develop integrated approaches and implement non-medicinal treatment systems.

PRIORITIES GOING FORWARD

Maintaining low levels of sea lice at our sites will remain our first priority. Increased focus will be placed on embedding and implementing our new strategy in our operations, and ensuring broader application of integrated approaches and non-medicinal treatment systems. In the longer term, our ambition is to ensure that sea lice control is based principally on non-medicinal approaches and reduced use of medication. Our R&D activities will provide new knowledge and additional tools to further optimize sea lice management and increase our expertise with regard to cleaner fish use and welfare. We will continue to pursue alternative approaches to improve lice management in Chile and Canada, where different solutions are required.



Source: Botngaard AS - skirts around pens to prevent sea lice infection



Hydrolicer prototype

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MEDICINE USE

Decline in medicine use in regions North and South in Norway, linked to the implementation of our new lice strategy and the ASC standard

THE CHALLENGE
If used too frequently, licensed medicines may have a potentially damaging effect on the environment. The risk that sea lice will develop a reduced sensitivity to medication is also a concern for the industry.

2015 RESULTS
Lice management
Licensed medicines for lice control were prescribed and used only when required, under the supervision of authorized veterinarians and fish health professionals.

Annual fluctuations in medicine use reflect our strategy of product rotation and the application of medicines that target specific infestation patterns and stages in the sea lice lifecycle. In 2015, we reduced our use of topical medicines and increased oral medicine use compared to 2014. The latter relates to the use of less potent oral medicines to overcome the higher lice pressure that was encountered in mid-Norway. We observed a decline in medicine use in regions North and South in Norway, linked to the implementation of our new lice strategy and the ASC standard. We also increased our use of hydrogen peroxide to rotate with and displace other medicines.

LICE MEDICINE USE: ACTIVE SUBSTANCE (GRAM OR LITER) PER TONNE BIOMASS PRODUCED

	ORAL (G/T)	TOPICAL (G/T)	PEROXIDE (LTR/T)*
2011	3.5	2.0	2.8
2012	0.8	4.8	10.9
2013	4.1	2.8	17.7
2014	1.6	3.3	24.1
2015	4.8	2.5	42.3

* Hydrogen peroxide also used for the control of Amoebic Gill Disease (AGD)

No antibiotics were used in our operations in Norway or the Faroe Islands

Bacterial challenges
Licensed medicines for bacterial infections were prescribed and used only when required, under the supervision of authorized veterinarians and fish health professionals. We do not treat our salmon prophylacticly. For information about withdrawal periods and medicine residues in our end products, please see the Product section.

As in previous years, no antibiotics were used in our operations in Norway or the Faroe Islands. This reflects minimal bacterial challenges and the success of current antibacterial vaccines. Antibiotic use was reduced in Scotland and Ireland, while it increased slightly in Canada.

For the Group as a whole, the use of antibiotics (gram of active substance per tonne produced) to combat bacterial infections increased from 40 gram in 2014 to 82 gram in 2015. This rise was driven solely by developments in Chile, and exemplifies the serious rise in the prevalence of Piscirickettsia salmonis (the agent responsible for Salmonid Rickettsial Septicemia, or SRS) throughout the industry, and the ineffectiveness of today's SRS vaccines. In 2015 we initiated several important R&D projects related to the prevention and mitigation of SRS, including the testing of promising new vaccines. For an overview of our use of antibiotics over time, please see the graph at the end of the section.

Despite the rise in Chile, the number of fish treated with antibiotics in the Group as a whole remained very low, at only 0.4% in freshwater and 4.8% in seawater. Excluding Chile, 0.33% of fish in freshwater and 0.69% of fish in seawater were treated with antibiotics in 2015.

PRIORITIES GOING FORWARD
Limiting the application of antibiotics in our operations will continue to be an important priority, and results from several R&D projects are expected to contribute towards this goal. For Chile, more stringent management practices and standards are needed to reduce biological risk and advance the non-medicinal control of SRS. Continuous implementation of our lice strategy, non-medicinal control methods and the ASC standard are expected to contribute to further reductions in the use of sea lice medicines.

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SUSTAINABLE FEED

Today we use on average about 150 grams less feed to produce one five-kilo salmon than we did only two to three years ago

We were a net producer of marine protein in 2015 (FIFO<1)

THE CHALLENGE
Feed is decisive for optimal fish health and performance and it impacts our environmental footprint. Sustainable and affordable ingredients are crucial for the future development and growth of our industry.

2015 RESULTS
FCR development
The feed conversion rate (FCR) in salmon production is a precise measure of how efficiently feed raw materials are utilized. FCR measures the number of kilograms of feed needed to increase an animal's body weight by one kilogram. Biological FCR (bFCR) includes the biomass that dies during production, while economic FCR (eFCR) includes only the sellable biomass at harvest. Feed conversion for salmon is a combination of the digestible energy density of the diets, growth rate, feeding control, and fish health and welfare.

From 2014 to 2015 the bFCR for the Group as a whole stabilized at 1.12. Today we use on average about 150 grams less feed to produce one five-kilo salmon than we did only two to three years ago. The main reasons for this improvement are general implementation of higher energy diets in all countries, combined with advances in feed-control methods and improved growth rates. In particular, we have seen substantial FCR reductions in Chile and Canada. As a result, we have consumed fewer raw materials and avoided the transport and manufacture of a substantial amount of feed.

We will continue to work to improve the feed efficiency, and hence reduce the feed volume necessary to produce one kilogram salmon. For more information about our FCR performance, please see the graph at the end of this section.

Fish meal and fish oil inclusion
The need to use marine ingredients in fish feed has fallen steadily over the years, as we have learned more about how to replace fish meal and fish oil with other sources of protein and oil. Fish meal from sustainable fisheries is an attractive feed raw material, which is extremely efficient when fed to salmon. However, it is not always obvious from a sustainability point of view that the lower the inclusion rate, the better. More important than the volume of marine ingredients being used is it to increase the percentage of raw materials in the feed coming from sustainable sources. Last year all our farming entities reduced the amount of both fish oil and fish meal included in their feeds compared to 2014. Marine ingredients are still essential in fish feed, but we are involved in several projects to investigate and challenge the minimum level required in salmon production. However, until adequate alternatives are available, marine ingredients, especially fish oil, remain crucial in salmon feed, not only for fish health, welfare and performance, but also for maintaining a high level of healthy omega-3 fatty acids in the end products. The amount of marine oils from fish trimmings used in Marine Harvest feed increased from 5% in 2014 to more than 12% in 2015, mainly due to the use of salmon oil which is a by-product of our own processing activities.

For more information about developments in fish meal and fish oil inclusion in our diets, please see the graphs at the end of this section.

Marine Index and Fish in - Fish out
The Marine Index (MI) is the sum of fish meal and fish oil used as a percentage of the formulations. The table below shows the 2015 MI for fish meal and fish oil, including trimmings, for our Business Units. The MI is higher in Scotland due to customer specifications. The MI was reduced for all Business Units except Chile and the small-scale Label Rouge production in Scotland between 2014 and 2015 with the index value falling from 25.0 to 23.7 for the Group.

The Fish in - Fish out (FIFO) ratio is a measure of how much wild fish it takes to produce a given amount of salmon excluding trimmings. The table below shows that the Group as a whole, and all countries except Scotland, achieved a FIFO ratio of less than one. This means that we used less wild fish than was produced by our farming operations. Such positive results are a consequence of our significant improvement in feed-use efficiency and the incorporation of alternative protein meals and oils in feed. Most of the marine ingredients used in the feed for our organic production in Ireland are by-products from trimmings, giving a FIFO of zero.

MARINE INDEX AND FISH IN - FISH OUT (FIFO)

	NORWAY	SCOTLAND	SCOTLAND LABEL ROUGE	IRELAND ORGANIC	CANADA	CHILE	GROUP
Marine Index incl. trimmings	23.6	30.2	55.7	62.4	16.1	16.3	23.7
FIFO	0.8	1.1	2.1	0.0	0.6	0.4	0.74

073072 Forage Fish Dependency Ratios Another way to show the dependence on wild fisheries for feed ingredients is to calculate the Forage Fish Dependency Ratio (FFDR), as applied in the ASC standard. FFDR is the quantity of wild fish used (excluding trimmings) per quantity of cultured fish produced, and can be calculated on the basis of fish meal (FFDRm) or fish oil (FFDRo). The ASC salmon standard has set limits for both FFDRm (<1.35) and FFDRo (<2.95). Our FFDRs for meal and oil in 2015 are shown in the graph at the end of this section. We are below the limits set by ASC in all our Business Units, apart from the FFDRm for Scotland’s small-scale Label Rouge production. In Ireland, because of organic production, the FFDRo is zero, as all fish oil is sourced from trimmings. Fatty acid profile Although the decreased use of marine ingredients has an impact on the omega-3 levels of our salmon, our salmon remains rich in omega-3 fatty acids (EPA+DHA), vitamins B12, E and D, and the minerals selenium and iodine. Results from our nutritional monitoring program show that our salmon are an important source of long-chain, marine omega-3 fatty acids (≥1.0 g EPA+DHA/100 g meat), as well as being rich in proteins, minerals and vitamins. For more information about the nutritional values of our salmon compared to wild Atlantic salmon, please see the Product section. PRIORITIES GOING FORWARD We aim to optimize production to improve biological results and hence increase feed efficiency and become more sustainable. We will work systematically to develop a best practice feeding protocol to be used globally. The first version of these new guidelines will be developed in 2016. Their objective is to increase feed effectiveness and to share and exchange knowledge from the farms delivering the best biological results to other farms for further improvements. Our ambition is to maximize the volume produced per unit of feed through better feed conversion. In Canada, we are currently upgrading our feeding systems and feed monitoring systems. The first indications of improvements in feed efficiency look promising. We will continue to increase purchases of sustainably sourced marine and non-marine ingredients, and will work continuously to find new sustainable and affordable raw materials to be used in tomorrow’s salmon feed. We aim to learn more about how to reduce our dependence on specific raw materials, which in turn will give us greater flexibility and the option of not to using them if we do not consider them optimal and sustainable. For example, we are working towards a widening of our raw material basket to reduce reliance on the main protein sources, like fish meal and soy. We will continue to contribute to the development and implementation of the ASC Responsible Feed Standard, which is planned to be launched in 2017. We believe the coming years will be key to finding alternative EPA and DHA-rich sources that could further reduce our dependence on fish oil. We believe our collaboration with suppliers, our parternship in the algae-project CO2BIO in Norway, as well as involvement of our own research and development facilities will generate new knowledge that will translate into more sustainable feeds. Our efforts to secure sustainable sourcing of feed ingredients will always go hand in hand with the goal of ensuring that our salmon remain a rich source of omega-3 fatty acids. Moving forward, we believe that by-products from fisheries and livestock food manufacturing processes are valuable resources that could contribute to sustainable growth in our industry. Marine Harvest Fish Feed is working continuously to reduce our dependence on fish meal in the diets of farmed salmon, and widen our raw material choices. This will give us more flexibility and make it easier to remain sustainable. We will continue to explore alternative raw materials, including salmon oil, to make better use of valuable resources. One to two salmon portions a week will cover your weekly recommended intake of the long- chain and heart- protecting marine omega 3 fatty acids MH Integrated Annual Report 2015 PlanetPlanetMH Integrated Annual Report 2015

075074 201 1,475 64 117 79 196 48 229 59 398 132 967 148 925105 554 INTENSITY OF GHG EMISSIONS PER BUSINESS AREA ENERGY USE PER BUSINESS AREA % OF SITES ABOVE NATIONAL SEA LICE TRIGGER LEVELS WEIGHTED AVERAGE BFCR FOR FISH HARVESTED ANTIBIOTIC USE: ACTIVE SUBSTANCE (GRAM) PER TONNE BIOMASS PRODUCED Farming (kg CO2e/tonne biomass produced in seawater) Farming (TJ) Feed (kg CO2e/tonne feed produced) Feed (TJ) Sales and Marketing (kg CO2e/tonne sold end product) Sales and Marketing (TJ) 49% 28% 10% 15% 12% Scotland 20% 13% 9% 8% 18% Ireland 24 42 82 21 8 Ireland 2012 20122011 20112013 2013 2013 2013 2014 2014 2014 2014 2015 2015 2015 2015 8%8% 5%5% Norway 3% 00 00 Norway 0 1.123 1.116 1.153 1.147 2012 2013 2014 2015 % RAW MATERIAL CONSUMPTION 15% Fish meals 0.25% Functional ingredients 22% Soya and maize 9% Fish oils 26% Wheat 22% Rapeseed 2% Other plant products 4% Premixes and supplements Faroe Islands 8% 16% 17% 4% 6% 00 000 Faroe IslandsCanada 25% 6% 2% 6% 0% Canada 25 43 56 16 22 8% Chile 14% 24% 3% 8% 12%12% 14% Group 6% 8% 12 40 82 Group 26 40 24 3 11315 Scotland Chile 368 71 241 159 573 MH Integrated Annual Report 2015 PlanetPlanetMH Integrated Annual Report 2015

076 MH Integrated Annual Report 2015 Planet

FISH MEAL INCLUSION IN % PER TONNE FEED USED
(WEIGHED AVERAGE EX TRIMMINGS)



Norway: 15% 13% 11% 14% 12%
Scotland: 20% 19% 17% 20% 17%
Ireland: 10% 11% 2% 8% 5%
Faroe Islands: 28% 22% 14% 12% 9%
Canada: 14% 9% 9% 9% 7%
Chile: 18% 14% 12% 8% 6%
Norway
Scotland
Ireland
Faroe Islands
Canada
Chile
2011 2012 2013 2014 2015

FISH OIL INCLUSION IN % PER TONNE FEED USED
(WEIGHED AVERAGE EX TRIMMINGS)



Norway: 12% 9% 8% 9% 8%
Scotland: 20% 14% 11% 13% 11%
Ireland: 0% 0% 0% 0% 0%
Faroe Islands: 29% 28% 13% 9% 9%
Canada: 11% 10% 10% 10% 9%
Chile: 8% 9% 7% 8% 4%
Norway
Scotland
Ireland
Faroe Islands
Canada
Chile
2011 2012 2013 2014 2015

MH Integrated Annual Report 2015 Planet 077

FORAGE FISH DEPENDENCY RATIO - MEAL
(EX TRIMMINGS)



1.35
Norway 0.61
Scotland 0.86
Scotland Label Rouge 2.13
Ireland organic 0
Faroe Islands 0.41
Canada 0.36
Chile 0.29
Group 0.58
2015
ASC

FORAGE FISH DEPENDENCY RATIO - OIL
(EX TRIMMINGS)



2.95
Norway 1.29
Scotland 1.84
Scotland Label Rouge 1.96
Ireland organic 0
Faroe Islands 1.33
Canada 2.15
Chile 1.02
Group 1.37
2015
ASC

ASC CERTIFIED SITES - ACCUMULATED NUMBERS (% OF TOTAL ACTIVE FARMS)

2015
39 sites certified (24%)
19 under assessment



Canada
2015: 3 sites certified (14%)
Chile
2015: 2 sites certified (18%)
Ireland
2015: 1 site certified (11%)
Scotland
2015: 2 sites certified (6%)
Norway
2015: 31 sites certified (36%)

078 MH Integrated Annual Report 2015 Planet

Zero adult females

A new approach to sea lice control

→ Sea lice are the greatest challenge facing the salmon farming industry today. Opinions vary about how to best manage the situation, but there can be no doubt that we cannot continue as we are today. We believe the only sensible way forward is to create the best possible conditions at our sites, prevent infection, apply alternative forms of treatment (such as flushing to remove the lice) and keep the number of treatments to a minimum by making each one work more effectively.

How do we do that? Theory and experience tell us that the number of adult female lice is the key. Mature females lay more eggs, so preventing female lice from reaching full adulthood slows the reproductive rate and keeps the overall number of lice in check. This reduces the need for treatment, resulting in both environmental and financial benefits.

Early intervention is crucial

Several studies have shown that the lice population at a salmon farm is made up of both "own" and "outsider" lice ("own" lice are born at the site, while "outsiders" float in on the water currents from elsewhere). The precise distribution between the two kinds of lice will vary from one farm to another, and possibly from one season to another. Studies conducted by the Norwegian Computing Centre (Aldrin et al, 2013) show that around 70% of the lice infesting a site originate from "own" lice. It is therefore possible to greatly reduce the intensity of the lice infestation by applying effective measures at our own sites, regardless of what our neighbors are doing.

The reproductive ability of lice is related to age

Studies have also shown that successful reproduction is more difficult the fewer lice there are on a fish (Krkosek et al, 2012; Stormoen et al, 2013). In fact, halving the lice population will lead to a more than 50% decline in the number of fertilized female lice (see figure 1). Unfertilized females will lay sterile eggs.

It is also well known that the reproductive ability of lice is related to age. The first batch of egg strings contains around 150 eggs per string, while subsequent strings have around twice as many (Stien et al, 2005). Avoiding older females by early intervention would therefore help to reduce population growth. For example, if all lice were first-time egg-layers 17 times more eggs would be produced with an average of one female louse per fish than with an average of 0.2 female lice per fish. If all lice have already laid one set of eggs, then 32 times more eggs will be produced with an average of one female louse per fish than with an average of 0.2. It can be assumed that the greater the lice infestation on a farm, the more lice will have laid several sets of egg strings, leading to rapid population growth.

MH Integrated Annual Report 2015 Planet 079


Percent fertilized females of total female lice
100
80
60
40
20
0
0
0.5
1.0
1.5
2.0

Figure 1 – The percentage fertilized female lice declines with a declining lice population (Stormoen et al, 2012). The light blue line shows the percentage of fertilized female lice at a perfect Poisson distribution, while the medium blue and dark blue lines include more uncertainty in predictions.


First batch of egg strings
Later batches of egg strings
Production of lice eggs on 100 000 infected fish
40 mill
30 mill
20 mill
10 mill
0
32 times increase from 0.2 to 1
17 times increase from 0.2 to 1
0
2
4
6
8
1

Figure 2 – The increase in egg production from 0.2 to one louse per fish for the first batch of egg strings and subsequent batches of egg strings. The light blue line shows the increase for the first batch, from 0.2 to one, and the dark blue line shows the increase for subsequent batches, from 0.2 to one.


Abundance of adult female lice on farm level
1
8
6
4
2
0
July 2006
July 2008
July 2010
July 2012
July 2014

Figure 3 – Overview of number of lice in the county of Agder, per generation, since 2006. The arrow indicates the last medicinal treatment.

081080 We truly believe that focusing on the level of adult female lice in individual pens is the right strategy to control sea lice A lice infestation normally starts when larvae drift into one or two of the site’s pens. Once the lice have reached a certain stage of development, they latch onto a fish. By focusing on the site’s overall average number of lice the opportunity to tackle the problem at an early stage (when actions taken are likely to be more effective) can be missed. The threshold for the implementation of measures should therefore be set at the pen level. The measures should also be applied specifically to the pens concerned, to minimize the use of treatments and to avoid treating pens that do not have elevated lice levels. A success story In Flekkefjord (West-Agder, Norway), Marine Harvest is the sole operator in an area of around 16 km2, where we have six sites and between 2.5 and 5.5 million fish in the sea at any given time. Before 2004, each farm in this area had to be treated three to four times a year. Several improvement measures were gradually introduced at these sites, including net cleaning, improved wrasse quality and management, cooperation with sites elsewhere in the region, and maintaining accurate records of production and environmental conditions. This worked well for around two years, until lice numbers rose again in 2009 and 2010. Additional measures were implemented in 2010. This involved strategic control with the application of bath treatments in October and November when the number of adult lice was low. Since then, Marine Harvest has not used medicines at any farm in Agder, and 99% of the lice counts have averaged 0.1 or lower (see figure 3). The lice population is kept under control through good site management by competent and highly motivated personnel. Non-medicinal options To maintain low lice levels, without having to resort to medicinal treatments, lice numbers in each pen must be kept permanently under control. Today, this is achieved through the use of cleaner fish (lice-eating species like wrasse and lumpfish). For the use of cleaner fish to be as effective as possible, staff vigilance at all levels is required. In the longer term, technological solutions may be developed to replace or complement the use of cleaner fish. Regardless of the measures taken, they must be effective enough to prevent adult lice from being allowed to reproduce and multiply. The Agder region is a good example that this can work well in practice. The reproductive output of lice is now so low that the wrasse can control the lice population without the need for medicinal treatments. In areas where a significant influx of lice from neighboring sites is expected, measures must be taken to reduce the number of lice larvae entering the pens. Lice larvae mainly stay in the upper water layers (Heuch et al., 1995; Hevrøy et al., 2003). Non-medicinal methods to prevent infestation can therefore be combined with wrasse. This may be achieved by using a shielding skirt to physically prevent lice larvae from entering the pen, by using the snorkel principle where the fish stay below the upper water layers, or with submerged feeding or lighting to draw the fish deeper down in the pen. If a site fails to control the lice population in a pen, it is important to focus on alternative non-medicinal treatment methods to reduce lice numbers and prevent the development of resistance. Today, several such systems are commercially available. These systems physically remove lice from the fish, and should prevent any further development of resistance. Flekkefjord results can be copied So, is it possible that all sites in Norway can achieve the same success as in Agder? The answer must be yes! There is no reason why it should not be possible to achieve this in the rest of Norway and in other countries, as long as the same principles are followed. First and foremost, the overall infestation rate must be reduced. This can be achieved if each site manages to keep the lice population in each individual pen under constant control. Early intervention in individual pens, before significant infection pressure develops and spreads, will make it possible to reduce the number of medicinal treatments. Speed is of the essence, and it is important to be well prepared and able to make fast decisions. There is no time to wait for boats or equipment for a week or more before taking action. Decisions must be made quickly when a lice population is approaching the threshold limit. Focusing on individual pens will reduce the time required to take action, as it takes fewer resources to control lice in a few pens than in a whole farm of 10 or 12 pens. At what level should the threshold be? No one has come up with a definitive figure, but we know that in Agder it is possible to avoid treatments if the number of adult female lice per fish in each pen averages less than 0.2. We know that lice levels below this can be managed by wrasse alone if the fish have optimal living conditions. We also know that higher lice levels can cause the situation to spiral quickly out of control, resulting in the need for repeated treatments in order to remain under the regulatory threshold of an average of 0.5 for the whole site. If there is an overall average of 0.5 adult female lice at the site, the population will already have reached a very high rate of reproduction. Buffer zones not enough The aquaculture industry is currently working hard to improve the management of sea lice. However, today’s management zones are generally too small and are often not adequately separated to prevent the transmission of infectious agents. Present models indicate that the potential distance over which lice larvae can disperse with water currents is up to 100 km, while the majority disperse around 20-40 km (Asplin et al., 2014). In order to prevent the dispersal of lice, buffer zones must be wider (eg. the Hustadvika buffer zone in Norway, which is around 20 km). In practice, it may not be possible to have such wide buffer zones. Effective methods of controlling lice must therefore be implemented in the form of good management practices at each site. Experience from Agder and other sites around Norway shows that this can work. If all sites continuously maintain low lice levels at the pen level, there will be less need for zone structures and coordinated sea lice control measures. In order to implement measures to control lice, it is important to have accurate lice counts. We know sea lice levels vary significantly between individual pens on a site, and the development from juvenile (or non-motile) to adult lice takes less than 14 days at high summer temperatures, so there is little value in doing lice counts every 14 days. During that time, high numbers of adult lice may have developed and significant numbers of eggs and larvae produced. We truly believe that focusing on the level of adult female lice in individual pens is the right strategy to control sea lice, and a growing number of people are coming round to the same way of thinking. Scientific studies support our strategy, and we have seen it work in practice. By cooperating closely with our neighbors to ensure continuously low levels of adult female lice in individual pens, we can reduce the prevalence of sea lice, the need for treatment and the risk of resistance. This will secure growth in a sustainable and forward-looking industry. Since 2010 Marine Harvest has not used medicines at any farm in Agder The Agder region is a good example that our lice strategy works in practice Measure your progress Protect your fish if there is high infection pressure Intervene early, on a pen level Count lice weekly in every pen Register the number of adult female lice on pen level Register the number of medical interventions Register the use of non-medical interventions Skirts, deep lights and deep feeding can help Pens that approach 0.2 adult females must be treated Choose non-medical inter- vention as the first option Single pen intervention provides better control, both internally and externally Single pen intervention at low lice levels reduces the number of medical inter- ventions Single pen intervention must always be used in compli- ance with internal guidelines To take action early, we must know the level of lice at all times How to crack the salmon lice challenge The goal is to reduce infection pressure and medicine use MH Integrated Annual Report 2015 PlanetPlanetMH Integrated Annual Report 2015 Provide your cleaner fish with a good workplace «Health» - feeding is neces- sary to ensure hardworking and healthy cleaner fish «Environment» - a clean environment in the pens ensures that the cleaner fish work optimally «Safety» - appropriate num- ber of well designed hides provides a safe working environment

PRODUCT
MH Integrated Annual Report 2015 Product

Delivering healthy and tasty food to customers and consumers



MH Integrated Annual Report 2015 Product 083

→ We aim to continually deliver healthy, tasty and responsibly produced seafood to our customers to deliver long-term financial profitability.

2015 at a glance

MOWI

Sales of Mowi products were more than three times higher in 2015 than in 2014, with strong volume development in the second half of the year.

New products in the USA

A new line of fresh skin-packed products was rolled out in a major retail chain. The new product line is being noticed for the presentation and for the freshness of our salmon.

240 gram

New dietary guideline

The new 2015-2020 Dietary Guidelines for Americans recommend that people should eat at least 240 gram (8 oz) of seafood per week.

Food safety incidents

In 2015 we reported six food safety incidents. None of the incidents resulted in reported illness or negative impact for consumers.

MATERIAL ASPECTS	LONG TERM AMBITIONS
Product innovation	We want to be a driving force in creating market growth for value added salmon products.
Reliable customer services	We want to reliably deliver consistent quality and assuredly safe and healthy products.
Healthy seafood	We will ensure that our salmon remains a heathy eating option for consumers.
Safe seafood	We will ensure that salmon remains a safe choice for consumes everywhere.
Quality seafood	We will continue to deliver high-quality products that our customers can rely on.

085084 PRODUCT INNOVATION THE OPPORTUNITY Given that customer preferences are met, the potential for salmon sales growth is substantial, thanks to an increasingly prosperous and health-conscious global population and official recommendations that people should eat more omega-3 rich fish, in combination with an end market that is still immature compared to other sources of protein. 2015 RESULTS Europe Retail In 2015 we continued to look for new ways in which salmon could be used. We have seen that all kinds of burgers are popular in Europe. Following this trend, our plants in the Netherlands and Poland developed a delicious chunky breaded salmon burger for both the fresh prepacked and frozen markets. The fresh prepacked version has already been successfully launched at key retailers in Belgium, the Netherlands, France, Germany and Spain. The frozen burgers are packed in trays with modified atmosphere at our plants in Bruges, Boulogne, Harsum and Burgos. The frozen breaded salmon burgers, also including sauce-topped versions, are ready for launch in 2016. This product range is an example of how we create value through our integrated value chain, by combining different forces within the Group such as raw materials know-how, product development, product management, marketing skills and production facilities. In this way we have created a solid new product with a strong European foothold. As we are aiming for growth with our new products, production capacity must also increase. Our Rosyth plant, near Edinburgh, which opened in 2015, offers capacity and scope for a wider range of innovative products for the seafood category. Originally, the plant was intended to be a key factor in our expansion of the Harbour Infusion1 brand. This brand is still performing well and the feedback from consumers is highly complimentary. The plant became even more important after a major UK retailer decided to make Marine Harvest their supplier of value-added salmon with effect from November 2015. After a thorough review of their Scottish salmon suppliers, we were chosen to ensure that the retailer could offer their customers a wide range of high-quality products. Deliveries under this contract are made from the Rosyth plant. This will mean a significant expansion for the plant and more local jobs for the area. During 2015, we largely completed upgrading the processing plant in Ustka, Poland, to streamline the operation and improve production efficiency. The size of the plant in Ustka (almost 90,000 m2) helps us achieve economies of scale in our value- added processing, and the upgrades to the plant will enable us to serve our customers even better through more dedicated production areas for the different types of products/processes. Europe Food Service We continue to develop existing relationships through a wider range of products, while offering category management support to our customers. We have consolidated and built on our strong position with the Belgian hotels, restaurants and catering channel, and are expanding into other markets. We have emphasized the development of locally specific product ranges to maximize sales opportunities and help develop long-term business growth in this important sector. USA In May 2015, a new line of fresh skin-packed products was rolled out to 4,000 Walmart stores. Our skin-pack technology has been very well received. As leaders in the industry we are revolutionizing the fish category, and are getting noticed not only for our presentation, but, more importantly, for the freshness of our salmon. In 2015, Seafood International voted Rebel Fish Thai Chili the number one product of the year. This was based on a “We Tried It” article series, where Intrafish and Seafood International editors tried, scored and commented on packaging/presentation, eating experience and market potential. The judges all had good things to say about every aspect, and went on to call it a “stellar” product. Rebel Fish was also nominated for Best Product at the Boston Seafood Expo. Due to requests from customers for a better view of the fresh portion, Rebel Fish packaging has undergone a makeover which made its debut at the 2016 Boston Seafood Show. The new packaging will keep the original elements that have been a hit with existing customers, and allow us to attract new customers with our skin-pack technology. Ducktrap has experienced steady, double-digit growth over the past five years, and this was also the case in 2015. In the USA, Ducktrap is our strongest brand, and Ducktrap River of Maine is the country’s second largest producer of smoked salmon. This year, we expanded our sales of Ducktrap products by adding several new accounts across the country. We increased our presence in the “home market” on the East Coast and had strong growth in the West Coast market. Ducktrap’s top customers continued to contribute to growth with steady increases in sales. Furthermore, with the acquisition of Morpol and the introduction of Morpol products in the US market, we are able to offer a full range of products, from value-for-money to high-end premium products in the smoked salmon category. In 2015, Seafood International voted Rebel Fish Thai Chili the number one product of the year Our farmed salmon is similar to wild Atlantic salmon in important nutritional content Compared to 2014, sales of Mowi were more than three times higher in 2015 Asia Although the Mowi volume is still relatively low in Japan, it continued to grow in 2015. Compared to 2014, sales of Mowi were more than three times higher in 2015, with strong volume development in the second half of the year. We want quality in every part of this brand, and expansion is therefore taken step by step. In addition to increasing demand for the brand, we have also developed new Mowi products. Our Narita plant is now slicing Mowi sashimi, and our plant in Oostende is producing smoked Mowi products. In June Mowi’s first anniversary was celebrated in Tokyo, with existing customers sharing success stories from Mowi in their stores. For further information about Mowi Salmon, please see the story at the end of this section. The two Supreme Salmon stores in Taiwan continued to be a popular concept with consumers in 2015. New types of products were launched, e.g. ready meals, fresh and ready-to-eat products. All products meet the consumer’s preference for taste and health benefits. In March 2016, Supreme Salmon opened a third store in Tainan City. In 2016 we will also launch consumer products for retail sale. PRIORITIES GOING FORWARD Armed with greater insight derived from market and consumer-oriented research regarding both branded and private label products, we will continue to build stronger relationships with key retail customers. We will continue to grow by giving new markets and consumer groups access to our products and brands, and work closely with our customers to grow the seafood category. Having our own brands puts us closer to the consumer and improves our ability to learn, change and take the lead in delivering healthy, tasty and responsibly produced seafood products to our consumers. We will work more closely with the food service sector to develop an in-depth understanding not only of their current requirements, but also of future trends, to ensure that our key customers are able to benefit as quickly as possible from emerging cuisines and formats. RELIABLE CUSTOMER SERVICE THE CHALLENGE Customers want reliable deliveries, consistent quality in line with agreed specifications and assurance that every product is safe and healthy. 2015 RESULTS In 2015 we conducted a customer survey to measure customer satisfaction and identify areas in which we can improve our products and services. Among the areas identified as being important for our customers, and where there is room for improvement, were internal competence building, that we should take an active role as a leader in the end-consumer salmon products, and that we should be more proactive in communicating with customers. Customers expect us to take a more proactive role as an ambassador for salmon, and respond more quickly when challenges arise. The feedback we get from our customers gives us valuable insight that can guide us towards being the preferred supplier of seafood protein. PRIORITIES GOING FORWARD We continuously strive to maintain trust in our supply of safe and healthy salmon. An action plan based on the 2015 customer survey results has been produced and will be followed up to ensure customer satisfaction is maintained. By improving our operating standards and systems, our dedicated employees may continue to deliver on their promises. HEALTHY SEAFOOD THE OPPORTUNITY AND CHALLENGE Salmon is known to be healthy, tasty and rich in essential nutrients. Maintaining these product characteristics is therefore given high priority. 2015 RESULTS Our farmed salmon continues to offer important health benefits, although we have reduced the amount of wild-caught marine raw materials in our fish feeds for sustainability reasons. The table on the following page shows the average value for certain important nutritional factors in one portion (140 gram) of Marine Harvest salmon in 2015. These nutritional factors are compared to the average value deriving from 99 wild Atlantic salmon (source: National Institute of Nutrition and Seafood Research). The comparison shows that our farmed salmon is similar to wild Atlantic salmon in important nutritional content. PRIORITIES GOING FORWARD To ensure that our salmon products are significantly healthier than most other food items, we will continue our vigorous monitoring program. Health benefits will be safeguarded by setting strict requirements for suppliers, through certification of raw materials used in the feed production, and continued testing of raw materials and feed used in our farming operations. The product is a portion of salmon ready to serve after just three minutes in the microwave. 1 Read “Our efforts” on http://www. marineharvest.com/ investor/annual-reports/ MH Integrated Annual Report 2015 ProductProductMH Integrated Annual Report 2015

086 MH Integrated Annual Report 2015 Product

NUTRITIONAL VALUES IN MARINE HARVEST SALMON

NUTRITIONAL FACTORS	PARAMETER	VALUE MARINE HARVEST SALMON	% OF DAILY RECOMMENDED INTAKE MARINE HARVEST SALMON	VALUE WILD ATLANTIC SALMON*	% OF DAILY RECOMMENDED INTAKE WILD SALMON	RECOMMENDED DAILY INTAKE (RI)**
Fat	Total fat	22.6 g/140 g	24-39%	11.2 g/140 g	12-19%	55-90 g/d****
Omega-3 fatty acids	Total EPA + DHA	1.9 g/140 g	759%	2.1 g/140 g	839%	0.25 g/d
Vitamins	Vitamin B12	9.6 ug/140g	480%	n/a	n/a	2 ug/d
	Vitamin D	5.6 ug/140 g	56%	n/a	n/a	10 ug/d
	Vitamin E	4.3 mg/140 g	48%	2.2 mg/140 g	25%	9 mg/d
Minerals	Iodine	0.03 mg/140 g	19%	0.06 mg/140 g	38%	0.15 mg/d
	Selenium	0.03 mg/140 g	47%	0.06 mg/140 g	94%	0.06 mg/d
Protein	Protein	28.2 g/140 g	49%	29.2 g/140 g	51%	58 g/d***

*Source: National Institute of Nutrition and Seafood Research (NIFES) – nutritional value of 99 wild salmon in 2013.
**Nordic Nutrition Recommendations 2012 and EFSA.
*** Recommended daily intake of proteins for adults (70 kg) is 0.83 g protein/kg body weight/daily.
**** For an adult with a calorie requirement of 2000 kcal/day. It is recommended that fat account for 25-40% of daily energy intake.
One portion is defined as 140 gram of salmon by the EU.

ONE PORTION (140g) MARINE HARVEST SALMON

Selenium (0,03mg)

Selenium helps cognitive function and fertility for men and women. Lack of selenium leads to weakening of the heart muscles and increased risk of cardiovascular disease.

Iodine (0,03mg)

Iodine plays a vital role in our metabolism and a deficiency can lead to reduced growth and mental decline. It's particularly vital for pregnant women to aid the growing baby's development.

Long chain Omega-3 (1,9g)

Are used in cell membranes and help cells function properly. Marine omega-3 prevents cardio-vascular disease.

Protein (28,2g)

Humans need at least nine of the 20 amino acids which make up protein. All nine are found in salmon.

Vitamin B12 (9,6ug)

Helps red blood cells form and keeps the nervous system healthy. A lack of it can cause a form of anaemia.

Vitamin E (4,3mg)

Plays a role in our immune function and is an important anti-oxidant needed to protect cells.

Total fat (22,6g)

Salmon is rich in the very long chain fatty acids which are essential for our health and are needed to ensure cells function well.

Vitamin D (5,6ug)

Helps the body absorb calcium. Lack of Vitamin D is associated with rickets in children and soft bones in adults.



MH Integrated Annual Report 2015 Product 087

SAFE SEAFOOD

THE CHALLENGE

Compared to many other food products, fresh farmed salmon is subject to less food safety risk. Nevertheless, environmental contaminants, bacteria or medicine residues may affect the end-products if not sufficiently controlled.

2015 RESULTS

Through our comprehensive monitoring and test programs for raw materials and fish feed, we control what we feed our salmon, and thereby the impact feed may have on the salmon's nutritional value. This testing also enables us to track the level of environmental contaminants in the end product. The main contamination risks found in fish feed are PCBs, dioxins and heavy metals, which can be found as trace amounts in most food and feed. In 2015 the level of dioxin-like PCBs and mercury in Marine Harvest's salmon was once again far below the maximum limit set in the strictest markets. In 2015 we implemented the decision to clean all the North Atlantic fish oils used in our salmon diets, and we have seen a continued decline in the level of dioxins and dioxin-like PCBs in our products. Please see the graphs at the end of this section for more information.

Ensuring compliance with food safety requirements is demanding for employees and our manufacturing facilities. In 2015 a new Marine Harvest Hygiene Manual was published. This best practice hygiene manual sets out the required hygiene standards for all our processing units. Hygienic design of production equipment is also covered in this manual. In 2015 we reported six food safety incidents, of which four were considered significant. Three were due to detection of Listeria Monocytogenes in salmon products, two of these involved a voluntary recall of salmon from the US market. The fourth significant food safety incident was Listeria Monocytogenes in smoked mussels. None of the incidents resulted in reported illness or negative impact for consumers. For more information about food safety incidents and claims, see the graphs at the end of this section.

At the end of any medicinal treatment we apply the pre-harvesting medicine withdrawal periods set by the respective authorities. In addition to the statutory testing conducted by the authorities, we carry out our own monitoring to verify and document the safety of our products. In 2015 we detected no medicine residues exceeding safe limits (MRLs) set by the food safety authorities.

PRIORITIES GOING FORWARD

Our surveillance programs are under continuous development. We are constantly asking ourselves how we can further develop and improve our risk management. We allocate resources to prevent incidents and contribute to improved customer and market perception. We strictly control the raw materials used in fish feed production to ensure that farmed salmon remains healthy, nutritious and safe. Our priorities going forward are;

- *Application of best practices related to food safety at all stages of the production chain*
- *Vigorous product testing*
- *Monitoring of raw materials and feed used in our farming operations*

QUALITY SEAFOOD

THE CHALLENGE AND OPPORTUNITY

Farmed salmon is a high-quality product. Nevertheless, food quality issues relating to freshness, appearance and texture must be managed in order to assure increasingly discerning consumers that the seafood products we produce and sell are of a high quality.

2015 RESULTS

Introduction of new quality procedures and systems

In June 2015 Marine Harvest Fish Feed received its Global GAP certificate for the standard scope: "Compound Feed Manufacturing". This standard covers all production phases from procurement, handling and storage to processing and distribution of compound feeds for food-producing animals in accordance with Good Manufacturing Practices (GMP). In addition to this, Marine Harvest Fish Feed has an HACCP (Hazard Analysis of Critical Control Points) plan implemented. The HACCP plan identifies essential controls for the prevention of hazards and risks, including a graphic representation of all stages of the process, the location of each critical control point (CCP), action levels, inspection frequencies, responsibilities and corrective action/disposition requirements.

In 2015 Marine Harvest Fish Feed was audited, with favorable results, on behalf of five separate salmon customers.

Quality losses

The number of quality claims was higher in 2015 than in 2014. This was largely due to problems with soft flesh, a quality issue that appears from time to time. Soft flesh is a condition that can be caused by a variety of factors, e.g. harvest stress, temperature control during storage and transport, and Kudoa. In 2015 the most significant losses in this regard were incurred by Marine Harvest Canada. In Canada, soft flesh is mainly caused by the parasite Kudoa thyrsites. Kudoa causes a softening of the flesh to such an extent that the salmon becomes unmarketable. Kudoa thyrsites does not represent a risk to human health.

In June 2015 Marine Harvest Fish Feed received its Global GAP certificate

Withdrawal period

The documented time it takes from treatment is carried out at a farm until the residues found in the meat are below the thresholds set by the relevant food safety authorities.

088 MH Integrated Annual Report 2015 Product

In 2015 melanization (dark coloration of fish flesh) remained an important cause of reduced quality. The reason for this problem is not yet fully understood. However, melanization is an aesthetic issue, not a food safety concern.

For more information about quality claims, please see the graph at the end of this section.

PRIORITIES GOING FORWARD
Our approach to quality improvement covers the entire supply chain, from feed to fork. Reduced quality losses in recent years indicate that this approach has been successful. Even so, we intend to take new steps to make sure we maintain the trust of our customers and consumers by offering products and services that match their expectations and preferences.

To develop a better understanding of the parasite Kudoa thyrsites, and take mitigating actions, Marine Harvest Canada is currently running a project with three main objectives:

1. To determine whether smolt size at transfer to seawater impacts the prevalence of Kudoa thyrsites.
2. To determine whether the timing of smolt transfer to the sea affects the risk of Kudoa thyrsites infestation.
3. To recommend or revise strategies for the management of Kudoa thyrsites based on salmon size and/or deployment.

Over the last years melanization has been the main cause for profit loss related to quality. In 2016 our focus will continue, and we will run projects to receive better understanding on how we can reduce the quality losses related to melanization. In September 2015 the Institute of Basic Science and Aquatic Medicine, School of Veterinary Medicine, Norwegian University of Life Sciences, Oslo, Norway, published a research article concluding that Piscine orthoreovirus (PRV) is associated with the focal pathological changes in the white muscle of farmed Atlantic salmon and is a premise for the development of focal melanized changes. What the research could not say anything about is whether the PRV virus is the primary or a secondary cause of melanin development. This is something we, together with the researchers who published the article want to clarify in 2016 as we would like to understand whether PRV is primary or secondary to the development of dark spots, while also identifying possible other causes of melanin outside PRV.

AUDITS, REVIEWS AND CERTIFICATIONS
We conduct numerous external and internal audits and reviews to ensure our activities are conducted in accordance with stakeholder expectations. We arrange stakeholder visits to our feed, freshwater, seawater and processing operations to improve understanding and exchange ideas. We have set minimum requirements for third-party certifications throughout the Group. The major developments in 2015 were the certification of the feed plant and ASC certification of a growing number of fish farms. These positive results reflect the commitment and dedication of our ASC implementation teams (in Norway, Scotland, Ireland, Faroe Islands, Canada and Chile), and their commitment to our ambition of 100% ASC certification by 2020. In 2016 we will move forward with our ASC implementation strategy, aiming for a minimum of 20 new ASC certified sites. Information regarding our ASC sites is available at www.asc-aqua.org.

We conduct external and internal audits and reviews to ensure our activities are conducted in accordance with stakeholder expectations



MH Integrated Annual Report 2015 Product 089

CERTIFICATION TABLE

BUSINESS UNIT	ACTIVITY	CERTIFICATION	% OF PLANTS CERTIFIED TO EACH SCHEME
Ireland	Broodstock and juveniles	ISO 9001, ISO 14001, OHSAS 18001, GlobalGAP, Naturland Organic, BioSuisse Organic, EU Organic Aquaculture, Free-dom Food, Irish Certified Quality Salmon Organic	100%
	On-growing	ISO 9001, ISO 14001, OHSAS 18001, Naturland Organic, BioSuisse Organic, EU Organic Aquaculture, Irish Certified Quality Salmon Organic, ASC	ISO 9001, ISO 14001, IOHSAS 18001 = 100% EU Organic Aquaculture, Naturland Organic, BioSuisse Organic = 91% ASC 1 farm
	Primary processing	ISO 9001, ISO 14001, OHSAS 18001, BRC, Naturland Or-ganic, BioSuisse Organic, MSC CoC, ASC CoC, EU Organic Aquaculture, Irish Certified Quality Salmon Organic	100%
Chile	Broodstock and juveniles	SalmonGAP/GlobalGAP	100%
	On-growing	GAA BAP, ASC	100%, ASC 2 farms
	Primary and secondary processing	GAA BAP, BRC (third party), ASC CoC	GAA BAP 67%, BRC 100% third party, ASC CoC 67%
Norway	Broodstock and juveniles	GlobalGAP	100%
	On-growing	GlobalGAP, ASC	100%, ASC 31 farms
	Primary and secondary processing	FSSC 22000, GlobalGAP, ASC CoC	100%
Canada	Broodstock and juveniles	GAA BAP	100% hatcheries and broodstock facilities
	On-growing	GAA BAP, ASC	100%, ASC 3 farms
	Primary processing	GAA BAP, ASC CoC	Port Hardy 100%
Scotland	Juveniles	Label Rouge, GlobalGAP, ISO 9001, ISO14001, COGP, RSPCA assured, Royal Warrant Holders	100% Label Rouge
	On-growing	Label Rouge, ASC, GlobalGAP, ISO 9001, ISO 14001, PGI, COGP, RSPCA assured, Royal Warrant Holders	Approx. 20% Label Rouge dedicated farms, ASC 2 farms
	Primary processing	Label Rouge, BRC, ASC CoC, GlobalGAP, ISO 9001, ISO 14001, PGI, COGP, RSPCA assured, Royal Warrant Holders	100%
The Faroe Islands	Broodstock and juveniles	GlobalGAP	100%
	On-growing	GlobalGAP	100%
	Primary processing	GlobalGAP	100%
Consumer products	Secondary processing	IFS, BRC, BIO, GlobalGAP, ISO 22000, ASC CoC (salmon, tilapia, pangasius), Icelandic Responsible Fisheries (IRF), Kosher, RSPCA assured, Label Rouge	Pieters: BRC, GlobalGAP, Organic, MSC, ASC, (IRF) Oostende: BRC, MSC, ASC, Organic, GlobalGAP Boulogne: IFS, GlobalGAP, Organic, MSC, ASC, Label Rouge Kritsen Landivisiau: IFS, Organic, Label Rouge Kritsen Chateaulin: IFS, Organic, Kosher Appeti Marine: IFS Sterk: BRC, GlobalGAP, MSC, ASC Lorient: IFS Ustka frozen (MH Poland): BRC, IFS, ASC, Organic, GlobalGAP, FDA, RSPO ß Ustka frozen (Morpol S.A.): BRC, AEO, MSC, ASC, Organic, GlobalGAP, Kosher, IFS, FDA Rosyth: BRC Morpol specialities: BRC, IFS Germany Harsum: MSC, ASC, IFS, Organic Morpol France: no certificates Morpol Laurin: IFS
Americas	Secondary processing	SQF level 3, SQF level 2	Ducktrap: SQF Code Edition 7.1, Level 3, Kosher Miami: SQF Level 2
Asia	Secondary processing	SQF level 3, ISO 22000	Narita, Kansai, Incheon, Amanda Foods: SQF Level 3 Zhongli: ISO 22000

091090 Max limit in most strict market Max limit in most strict market 2013 2013 2014 2014 2015 2015 0 1 2 3 4 5 6 7 2012 2012 2011 2011 2010 2010 2009 2009 2008 2008 2007 2007 2006 2006 LEVEL OF DIOXINS AND DIOXIN-LIKE PCBS (pg-WHO-TEQ/g) LEVEL OF MERCURY (mg/kg) NUMBER OF FOOD SAFETY INCIDENTS AND CLAIMS NUMBER OF QUALITY CLAIMS Food safety claimsFood safety incidents 19 9 314 7 724 8 099 8 417 6 24 191 8 71 158 26 12 4 2011 2012 2013 2014 2015 2012 2013 2014 2015 QUALITY OF HARVESTED SALMON 91%92% 0.42 0.017 0.025 0.019 0.020 0.016 0.012 0.018 0.033 0.033 0.031 89%91% 92% Harvest volume superior quality 6% 7% 5%5% 5% Harvest volume ordinary quality 3%3% 4% 4% 4% Harvest volume production quality 20122011 2013 2014 2015 The level of dioxin and dioxin-like PCBs (PCDD/PCDF&DLPCB (pg TE(WHO)/g)) has been decreasing since we started monitoring in 2005. The level has always been far below the maximum limit for the strictest market (MRL for EU) Ever since monitoring started in 2006, the level of Mercury (mg/kg) has been far below the maximum limit for the strictest market (MRL in China). MH Integrated Annual Report 2015 ProductProductMH Integrated Annual Report 2015 0.45 0.46 0.49 0.72 0.79 0.68 0.87 0.79 1.02 0.0 0.1 0.2 0.3 0.4 0.5 0.6

092 MH Integrated Annual Report 2015 Product

This is a salmon like no other
This is Mowi

→ Behind Marine Harvest's Mowi brand name is a story filled with curiosity, willpower and persistence. In the 1960s, new ideas, bold visions and untold risks were all central to the start-up and development of the pioneer salmon farming company, Mowi. From keeping a few fish in a net by a pier in the backyard, it quickly became the largest producer of farmed salmon in the world. Indeed, Mowi was a first mover within salmon aquaculture and made a name for itself in Europe, the USA and Japan. Today, the Mowi name is once again associated with salmon of the highest quality – Mowi, a product from Marine Harvest.



To see where it all started: www.vimeo.com/121346054

The Mowi story started in Johan Lærum´s backyard. Together with Thor Mowinckel, he started exploring the possibility of doing something that had never been done before - farming Atlantic salmon on a commercial scale. Their main goal was to produce a salmon of the same quality as those caught in Norway's rivers and fjords. To achieve this, they had to find the ideal fish to use as broodstock. Based on their own research, fish from the Vosso river were chosen. This fast flowing river, located in Hordaland county on the west coast of Norway, produced salmon of good weight, strength and resilience – perfect to become the source of Mowi's quality farmed fish. This strain continues to provide the foundation for the salmon farmed by Marine Harvest today.

Quality throughout the entire production process was always essential at Mowi, as it is today in Marine Harvest. Quality, research, and a concern for fish health and the environment were to be the hallmarks of the pioneer company. Mowi's open-door policy was also a fundamental feature of their marketing strategy. There was no secrecy, only pride and an enthusiasm to show others how their salmon was produced. Due to the company's meticulous attention to quality, gourmet wholesalers were among the earliest customer groups - first nationally, and then expanding to include professional international buyers looking for high-quality products. At that time, demand for Mowi salmon was often so great that customer waiting lists could be as long as three years.

Mowi represents the beginning of the salmon farming industry as we know it today, built on vision, ambition and an understanding of its future potential. With the expertise of generations of fish traders behind them, Mowinckel and Lærum understood that high product quality was a prerequisite for success in this industry. With this in mind, they took the lead and set the standards for the industry to follow.

Based on this legacy, we decided to use the Mowi name when we launched our new, premium Marine Harvest brand in 2014. A project group consisting of colleagues from across our organization worked together to develop the brand, based on first-hand customer insights. By uniting colleagues from across our organization, we were able to ensure the quality of the entire brand development process. Insight into the market was crucial. For example, since it had been decided to launch the brand first in Japan, the knowledge and expertise of our local sales and marketing staff played an important role in identifying how we best could meet our Japanese customers' demands as efficiently as possible. Our fish farming and technical departments also contributed vital expertise in the area of production and processing.

MH Integrated Annual Report 2015 Product 093

For salmon, color is a sign of freshness, quality and distinction. The Mowi brand offers customers a product with a strong and reliably consistent color. By combining the visually appealing Mowi salmon with the story of our salmon's heritage, the Mowi brand has quickly become associated with a high-quality and healthy type of salmon.

Mowi is showing that Norwegian salmon does not have to be a commodity, but can be adapted to customers' needs and local preferences. The brand is coordinated from Norway, but our local sales and marketing departments have the insights needed to help us adjust the finished products to suit each country's different tastes, while staying true to Mowi's unique story and reputation for high quality.

Today the brand is sold only in Japan, where it has been a great success. Not only are Mowi sales volumes increasing, but the retailers who carry the brand say that Mowi is driving the entire category by showing consumers how appealing salmon can be. Through a comprehensive range of marketing materials, Mowi inspires and encourages consumers to take advantage of salmon's versatility. Initially sold mainly as sashimi or loins, the brand has now expanded to include smoked products.

Mowi stands for quality you can sense. You feel it. You taste it. You see it. The unique colour is our guarantee of quality. You won't find anything quite like it. Going forward, Mowi has the potential to be a global Marine Harvest brand, providing consumers not only with high quality products, but also proving that curiosity, willpower and persistence can produce fantastic results.

Mowi Salmon®
Superior since 1964


This is a salmon like no other.
This is Mowi.

PEOPLE
MH Integrated Annual Report 2015 People

Providing safe and meaningful jobs


marineharvest

MH Integrated Annual Report 2015 People 095

→ The safety, self-respect and personal pride of our employees cannot be compromised if Marine Harvest is to succeed as a company and maintain good relationships with local communities.

2015 at a glance

Coporate culture

We continued to build a shared identity and corporate culture through our vision, values and leadership principles - the Marine Harvest Way.

Employee health and safety

Absentee rate of 4.8% compared to a target of less than 4.0%. LTI per million hours worked of 11.4. Continuted effort to implement BrainSafe is producing results.

Ethical business behavior

Our whistleblower channel facilitates the reporting of concerns about potential compliance issues and breaches of our Code of Conduct. Three issues were investigated further in 2015.

Social responsibility

We continued to demonstrate our commitment to local communities through sponsoring of local initiatives.

MATERIAL ASPECTS	LONG TERM AMBITIONS
Corporate culture and identity	Live our values and vision in our day-to-day work and share best practices - the Marine Harvest Way.
Ethical business conduct	Compliance with our Code of Conduct across the Group.
Employee health and safety	Safety consciousness and zero injuries across the Group. Absentee rate below 4%.
Social responsibility	Develop and support the local communities in which we operate.

097096 PEOPLE - OUR MOST VALUABLE ASSET THE OPPORTUNITY Our employees are our most valued assets, and our success depends on our ability to attract new and retain existing employees. 2015 RESULTS During 2015, almost 1,000 new employees joined the Blue Revolution. Our 12,454 employees in 23 countries around the world are the key to realizing our vision of "Leading the Blue Revolution". At year-end 2015, women accounted for 42% of our 10,042 permanent employees. The Group also had 2,412 temporary employees, of which 46% were female. See the table showing a breakdown of our workforce with regard to type of employment and gender by region in the appendix to this report. We have followed up the results of the 2014 global employee survey, which provided a good foundation for understanding our employees and our working environment. Initiatives based on the survey results include improvement in our communication channels, a revised performance management process, benchmarking of our salary level with the industry, initiatives to increase em- ployee wellbeing and increased level of training for employees including managers. No incidents of discrimination were reported during the year. PRIORITIES GOING FORWARD Going forward, we will continue our efforts to attract, recruit and develop talents, and to practice fair employment and diversity in the workplace. Train- eeships, the talent pipeline and our global database, "the Marine Harvest Academy", will all be expanded in order to continue building competence and shar- ing best practices. We will continue to follow up the results of the 2014 global employee survey through a series of action plans. We intend to conduct a new global survey in 2016. ONE COMPANY - LIGHTING THE WAY To drive a revolution, we need passion in every- thing we do. We must dare to take big leaps. To succeed, we have to embrace change - and work together. Sharing creates trust. And trust is the foundation on which we build our relationships with stakeholders. THE OPPORTUNITY As a company in a young industry, Marine Harvest is undergoing change. Our workforce is increasing, and this requires a shared corporate culture that serves to unite our organization and inspire our people to reach common goals. 2015 RESULTS The global employee survey we carried out in 2014 indicated that our vision and values are contrib- uting towards a stronger corporate culture, and people feel proud to work for Marine Harvest. During 2015, we continued our efforts to integrate our vision, values and leadership principles into our day-to-day operations, implementing "The Marine Harvest Way" globally. Our vision, values and leadership principles are communicated through our Code of Conduct and highlighted during annual training. We have held specific leadership principles workshops and have placed posters in prominent areas of the workplace visible to our employees. Our vision and values can be seen on company documentation and are included in human resource policies and our staff handbook. In Canada, we reviewed and upgraded our entire performance management system to incorporate our vision, values and leadership principles which guide the performance management process. Annual performance appraisals also assess the employee’s competence and performance im- provement in these areas. A full training program was developed and provided to all managers to ensure a consistent approach. PRIORITIES GOING FORWARD Our ambition is to maintain and strengthen our existing culture, support employee development and drive group-wide best practice - "The Marine Har- vest Way". This is what defines us as a company and is our guide - in day to day decisions, in long-term planning and in creating a good working environ- ment. We will continue our initiatives on compe- tence and leadership. The revised performance management program and training, as carried out in Marine Harvest Canada, will be distributed to all our operations. Other initiatives to build a compet- itive organization include trainee programs, talent management and workforce planning. ETHICAL BUSINESS CONDUCT - KEEPING STANDARDS HIGH THE CHALLENGE AND THE OPPORTUNITY Marine Harvest is made up of 12,454 people from 23 different countries, with different backgrounds, nationalities, cultures and customs. If made a personal commitment, our Code of Conduct would underpin everything we do. 2015 RESULTS Several notifications were received through our whistleblower channel in 2015. All notifications were handled confidentially by the independent third party, PwC. Three cases were investigated further in collaboration with Human Resources. The cases, one of which resulted in a change of purchasing routines, were closed at the end of 2015. In addition, five cases were reported through Passion Trust Share Change Going forward we will continue our efforts to ensure that our standards of behavior are in compliance with our Code of Conduct our Corporate Integrity channel in Chile. All cases have been reviewed and resolved. There were no instances of perpetrated or alleged fraud in our operations or any major breaches of our Code of Conduct reported during 2015. In Norway, we had one instance of non-compliance with national regulations due to late reporting of foreign contractors and contracts. The reason for the breach was a lack of experience in this area, and training to address this has been completed. As of year end 2015, we have included a provision in the accounts for a possible fine. Subsequent to our risk assessment, internal audits have been carried out at three of our Business Units, representing 18% of Group revenues. The assess- ment was not directly linked to fraud risk and the audits did not uncover any significant risk related to corruption. Since 2011, Marine Harvest Chile S.A. has been in dispute with a former director of Marine Harvest Chile S.A., over certain contractual benefits and obligations. In 2015, the dispute was settled with Marine Harvest Chile S.A. paying indemnification to the former director. PRIORITIES GOING FORWARD We will continue our efforts to ensure that our standards of behavior are in compliance with our Code of Conduct, and that all new employees commit to upholding its provisions. Going forward, we will hold annual workshops, continue with tests of the Code of Conduct and, where appropriate, encourage the reporting of concerns through our established whistleblowing channel. The importance of ethical behavior will continue to be communicated through our leadership workshops, to ensure strong ethical principles are exhibited by management. We are also constantly reassessing and strengthening internal controls whenever potential improvements have been identified. EMPLOYEE HEALTH AND SAFETY THE CHALLENGE We aim to have zero workplace injuries. Health and safety is paramount in everything we do, and safety will never be compromised for any other business priority. 2015 RESULTS At the end of 2015, the majority of our employees had attended training in our global safety program, BrainSafe. Implementation of BrainSafe has been delayed at Morpol, owing to the use of other safety programs. However, BrainSafe will commence at Morpol in 2016. We are convinced that, over time, BrainSafe is having a positive effect on our key indicators. In Canada, for example, the BrainSafe initiative, in conjunction with a clear management focus on reducing risk, has resulted in the lowest Lost Time Incidents (LTIs) ever. In 2015 our com- bined operations in Canada reached a milestone of one year LTI free, and our Campbell River farming operations achieved five years LTI free. Another example is Marine Harvest Chile, were 97% of our employees (excluding former Acuinova) have par- ticipated in BrainSafe training. Since BrainSafe was implemented in 2011, the reporting of undesirable conditions and incidents (UCI) has increased by 66% while LTIs have fallen by 57%. Former Acuino- va employees started BrainSafe training in 2015, with more than 50% participation by year end. We reported 280 LTIs for our own employees in 2015, compared to 250 in 2014. The reason for the increase is the inclusion of Acuinova in Chile. Marine Harvest Chile reported 47 LTIs in 2015 compared to five in 2014. This increased the total reported LTIs for Farming from 23 in 2014 to 61 LTIs in 2015. In Consumer Products, there was a reduction of 14 LTIs from 225 in 2014 to 211 in 2015. In 2015, 75% of LTIs occurred in our processing operations, compared to 90% in 2014. These LTIs were mainly caused by manual handling, impact from objects and equipment, slips, trips and falls. Our feed plant reported no LTIs in 2015, the same as the year before, while the feed trial site in Norway reported one LTI. For subcontractors we recorded 25 incidents compared to 19 the year before, with the main causes of injuries being cuts, pinches, trips and falls. We have no fatalities in 2015. LTIs measured per million hours worked was 11.4 for the Group both for 2015 and 2014. Compared to the industry average, our absenteeism has remained low for several years. Total absentee- ism in 2015 was 4.8%, compared to 5.0% in 2014. In both years there was a 50/50 split between long- term and short-term absenteeism. The absentee rate is higher in value-added processing operations than in farming and feed. This is largely attributable to ergonomic issues and stress. PRIORITIES GOING FORWARD We will continue our efforts to build a strong health and safety culture, with BrainSafe as an integral part of the way we operate. New employees will be required to participate in the BrainSafe training program, and refresher courses will be held for all employees. We anticipate that our BrainSafe training will continue to improve the results of our key indicators in the coming years. We have set an ambitious target of zero LTIs. We will not reach this target in 2016, but we believe that our systematic approach to safety will contrib- ute to a safer workplace and will reduce LTIs and absenteeism going forward. In particular, we expect to see a reduction in LTIs at Morpol (Consumer Products) during 2016, once BrainSafe has been implemented. Our ambition to achieve an absentee rate below 4% remains unchanged. Read “Our efforts” on http://www. marineharvest.com/ investor/annual-reports/ MH Integrated Annual Report 2015 PeoplePeopleMH Integrated Annual Report 2015

098 MH Integrated Annual Report 2015 People

HEALTH AND SAFETY KEY INDICATORS

	2015	2014	2013*	2012	2011
LTI per million hours worked (own employees)	11.4	11.4	13.8	13.7	12.5
LTI own employees	280	250	180	172	144
LTI subcontractors	25	19	15	10	3
Absentee rate in % of total hours worked (own employees)	4.8%	5.0%	4.8%	3.4%	3.4%
Fatalities	0	0	0	1	0

*Morpol is included with three months only.

COMMITMENT TO LOCAL COMMUNITIES

THE CHALLENGE

In order for Marine Harvest to thrive, we depend on thriving local communities. By offering support in various areas as well as employment opportunities, we hope to make a positive impact wherever we operate.

2015 RESULTS

In 2015 we continued to support local initiatives in the communities in in which we operate.

Our largest contributor in terms of financial support is the Marine Harvest Fund in Norway. The purpose of the fund is to offer financial support to voluntary organizations and activities within sports and culture, and in particular to young people, who all contribute towards the vibrancy of our local communities. Support for football fields with artificial grass surfaces was a recurring project in 2015.

Marine Harvest Scotland sponsored festivals and sports clubs, and helped raise funds for various charities. We also sponsored Outward Bound courses to help 59 school children develop confidence, skills and improve relationship with others. We have committed to continue supporting one of Scotland's most iconic sports - the Scottish sport of shinty - as we have for close to 30 years. This is one of Scotland's longest running sport sponsorships and the largest single sponsorship investment in the sport to date. We also participated in the first ever salmon festival - a festival that celebrated the iconic Atlantic salmon as a flagship species, symbolizing efforts to conserve and enhance the economic, social, cultural, educational and ecological value of Scotland's rich freshwater and natural resources.

In Ireland, we sponsored educational initiatives at local schools, festivals and local community events. We partnered with Junior Achievement Ireland, where 14 of our employees volunteered to deliver classroom-based programs for 284 children in seven local primary schools. The objective was to promote the importance of education and improve school retention rates. We also launched employee wellbeing initiatives in 2015, which includes promoting and supporting employees' engagement in sporting activities and health programs.

On the Faroe Islands we offered financial support to local sports associations.

Marine Harvest Canada continued its support to over 120 service groups, sports teams, social programs and salmon enhancement programs. We held our annual salmon barbeque for local charities on Vancouver Island. In addition, we continued to provide weekly donations of salmon to the Salvation Army's Lighthouse Lunch program, as we have done for two decades.

In the USA, one of our main contributions was to the Coastal Mountain Land Trust, which is helping to construct a walking trail for public recreation on a retired railroad track in Belfast, Maine.

In Chile, we continued the Good Neighbor Program (GNP), to promote relationships of mutual respect and support for our neighbors, creating positive impacts and developing projects with shared value. As part of the GNP, we have had more than 70 dialogs with community leaders, held various workshops and training sessions, in schools and social organizations, to extend our BrainSafe program and to increase awareness of good environmental practices regarding domestic waste. In addition, as a way of integrating our employees with the community, we supported the Christmas celebrations in more than 30 schools in the regions in which we are located. For the second year, we hosted the Marine Harvest Challenge, a running competition on Lemuy Island, which attracted more than 500 competitors. The race is concurrent with a traditional food fair organized by the community to promote local culture and traditions.

PRIORITIES GOING FORWARD

We will continue our efforts to support local projects, both financially and socially, in areas where we operate. In Chile, we aim to extend the Good Neighbor Program to Region XI (the region where the former Acuinova farms are located), supporting initiatives that create skills in the community.

Going forward we will continue our efforts to support local projects, both financially and socially

MH Integrated Annual Report 2015 People 099


01


03


02

1 The Big Bike Ride is a Canada Wide event to raise money for the Heart & Stroke Foundation. In 2015, our employees actively participated by riding the BIG BIKE through Campbell River.

2 Our community barbecue on the Isle of Muck, Scotland.

3 We held our annual salmon barbeque for local charities on Vancouver Island, Canada.

100 MH Integrated Annual Report 2015 People

"We celebrated our fiftieth anniversary this year and the skills required now are a world away from the early days of the industry. There are a wide range of jobs available for young people in aquaculture and we firmly believe in developing the skills of our young people and encouraging them to pursue successful careers within the industry"

Vicky Ferguson
Human Resource Manager,
Marine Harvest Scotland

AWARDS AND RECOGNITIONS RECEIVED

ACHIEVEMENTS IN 2015

Marine Harvest Chile was certified by the Ministry of Health for its commitment to the Program for Prevention of Drugs and Alcohol use, improving the quality of life for our employees through continuous awareness raising and promotion of a healthy lifestyle.

Marine Harvest Canada achieved OSSE (Occupational Safety Standard of Excellence) recognition, which is the highest safety standard in British Columbia. Our commitment to a safe working environment results in positive outcomes and is being recognized beyond Marine Harvest and the industry.

Marine Harvest Faroe Islands was recognized in a national benchmark for achieving low mortality in the freshwater operations.

Marine Harvest Ireland was awarded the prestigious "Excellence in Aquaculture" prize at the Maritime Industry Awards.

Marine Harvest Scotland achieved Investors in Young People Accreditation for our commitment to the development and training of young people. We also received the Scottish Living Wage and Scottish Business Pledge accreditations for paying our employees the living wage and our initiatives in supporting sustainable business growth in Scotland. In the Crown Estate Scottish Marine Aquaculture Awards 2015, our only female sea-farm manager received the Farm Manager of the Year award. She is the first ever female salmon farm manager to receive this award. Also in the Crown Estate Scottish Marine Aquaculture Awards 2015, we won the Stewardship Award for our wrasse production as a joint venture with Scottish Sea Farms. In the Scottish Council for the Development of Industry Awards 2015, we were joint winners with Scottish Sea Farms in the award for Excellence in Business Service & Engagement. This award was for being based in the Highlands & Islands, having the greatest impact on other businesses or the sector through innovative service or engagement. In both of these awards, we agreed with our competitor Scottish Sea Farms that we should compete jointly in the spirit of collaboration on an industry issue.

In South Korea, we received an award for our contribution to enhanced food safety and food hygiene from the city of Incheon. The award aligns with our key value of operational excellence - health and safety.

For the second year in a row, another one of our young professionals in Norway was nominated and elected as a top leadership talent in a national competition.

In January 2016 the Chairman of the Board Ole-Eirik Lerøy was awarded Chair of the Year 2015 for his vital contribution to change, sustainability and strong financial performance at Marine Harvest.

Also in 2015 Marine Harvest was benchmarked as one of the leading salmon farming companies for corporate, social and environmental reporting by Seafood Intelligence, Farmand and the Carbon Disclosure Leadership Index (CDLI). At the Farmand Awards 2015, our 2014 Annual Report was awarded the silver medal in the category Companies Listed on the Oslo Stock Exchange. We are among the top-scoring companies (99%) in the CDLI, having responded to the Carbon Disclosure Project (CDP) and made our responses to CDP publicly available. CDP is a not-for-profit international organization which allows companies worldwide to measure, disclose, manage and share vital environmental information.

We have also received recognition for our products during 2015, please see the Product section for further details. Seafood International ranked Rebel Fish Thai Chili as the best product of the year. This was based on a "We Tried It" series where Intrafish and Seafood International editors tried, scored and commented on packaging/presentation, eating experience and market potential. The contest included seafood items found in the USA and the UK. This was the second year Rebel Fish made the top list - in one year it climbed from number two to number one.

PRIORITIES GOING FORWARD

Winning awards is not our objective, but we welcome any award as recognition of our efforts. By seeking new and better solutions, combined with the passion of our people, we will take a leading role.

MH Integrated Annual Report 2015 People 101


01
MARITIME
INDUSTRY


02


03

1 Marine Harvest Ireland was awarded the prestigious "Excellence in Aquaculture" prize at the Maritime Industry Awards.

2 Marine Harvest Canada achieved OSSE (Occupational Safety Standard of Excellence) recognition, the highest safety standard in British Columbia.

3 ASC certification of Loch Leven fish farm, Marine Harvest Scotland.

102 MH Integrated Annual Report 2015 People

TAKING THE LEAD

THE OPPORTUNITY

Leading the Blue Revolution is a bold vision. To succeed, we must dare to change and actively look for opportunities for improvement.

2015 RESULTS

In 2015 we took several steps towards our strategy to become a leading integrated protein provider. To be a leader with regard to sustainability requires that we manage our operations well and resolve our operational challenges.

We aim to be a front runner in environmental responsibility by producing our own feed and by prioritizing the sourcing of sustainable and affordable feed ingredients. We are committed to producing feed based on affordable raw materials that simultaneously offer optimal fish health and welfare, and minimal environmental impact. We are working towards full compliance with our own policy on Sustainable Salmon Feed. In 2015 Marine Harvest Fish Feed sourced more than 80% of its marine resources from sustainable sources, as defined in our policy.

In 2015 we continued working towards ASC certification of all our farming sites. By year-end 2015, we had achieved certification at 39 sea sites (40% of all certified sites globally).

Our main operational challenge is sea lice. We have developed and implemented a sea lice strategy which has resulted in changes to the way we operate our farms. We have continued to search for solutions that could solve the sea lice challenge, including different closed-containment solutions for fish farming. Please see the R&D and Planet sections for further details of our various sustainability initiatives and results in 2015.

Being a leading integrated protein provider also entails product innovation and differentiation. In the USA we have developed products, concepts and brands that have allowed us to establish strong partnerships with strategic customers by finding the right fit for each of them. Our Rebel Fish Thai Chili was ranked as the best seafood product in the USA in 2015. Please see the Product section for further information.

Taking the lead is about setting a course and taking responsibility. To ensure we make sound and efficient decisions, we have introduced a set of leadership principles. Further details can be found under One Company in this section and in the section Leading the Blue Revolution.

Taking the lead also means that we must keep our organization lean and efficient, with short reporting lines and a simple structure. Losses sustained over time have resulted in restructuring processes and changes in our Chilean and Scottish farming operations. As a result of a restructuring of the management in Scotland, Ben Hadfield took over as Managing Director at Marine Harvest Scotland with effect from January 2016. Mr. Hadfield will continue as Chief Operating Officer (COO) for our Feed division.

PRIORITIES GOING FORWARD

We are constantly looking for opportunities for improvement and development within our main areas of feed, farming and processing. In line with our strategy, and based on the positive experience from our feed plant in Norway and the fact that our third-party European feed purchases remain significant, the Board of Directors has approved the development of a new feed plant in Scotland.

Further to our strategy, we see an opportunity to streamline production and cut costs related to the operation of vessels. To this end, the Board has decided to evaluate the possibility of a new Business Area, Marine Harvest Shipping. The new Business Area is expected to be developed gradually through organic growth, starting with the recruitment of a COO in 2016.

We continue to focus on research and development, with an increasing amount of our resources being devoted to R&D activities. Our industry is changing, and to be in the lead, we need to keep our organization competitive by attracting, developing, engaging and retaining highly skilled leaders and employees.

> To be in the lead, we need to keep our organization competitive by attracting, developing, engaging and retaining highly skilled leaders and employees

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01


02


03
marine


04

1-2 In sunshine or rain – we are passionate about farming and dedicated to the welfare and health of our fish.

3 Our success in feed production is achieved by the people that operate the plant and their dedication and pride. Please see our story about feed production in Bjugn at the end of this section.

4 We produce 5.9 million salmon meals per day. Passion for our product is the foundation for our high quality end products.*

* *Calculation based on our 2015 annual harvest volume converted to 140 g portions.*

104 MH Integrated Annual Report 2015 People

The Group management team



Alf-Helge Aarskog

(1967)
Chief Executive Officer

Mr. Aarskog has served as CEO of Marine Harvest since 2010. Prior to this, he was CEO (2009 to 2010) and Executive Vice President (2007 to 2009) at Lerøy Seafood Group ASA. Previous positions include Managing Director (2004 to 2007) of Lerøy Midnor AS, a subsidiary of Lerøy Seafood Group ASA, and Head of Production (2002 to 2004) at Fjord Seafood ASA, a company that was later merged with ours. He holds a degree in Fish Nutrition from the Norwegian College of Agriculture.



Marit Solberg

(1956)
COO Farming

Ms. Solberg has been the COO of Marine Harvest's Farming Business Area since 2011. Prior to this, she was the Managing Director (2002 to 2011) of Marine Harvest Norway AS. Ms. Solberg has held senior management positions at Hydro Seafood (1996 to 2002) as well as at Mowi AS (1985 to 1996), seafood companies acquired by Marine Harvest. She holds a degree in Microbiology from the University of Bergen.



Ola Brattvoll

(1968)
COO Sales & Marketing

Mr. Brattvoll has served as the COO of Marine Harvest´s Sales and Marketing Business Area since December 2010. Prior to joining us, he worked in the marketing and sales department of the Norwegian Seafood Export Council´s Norway office (1995 to 2002) and Tokyo office (2002 to 2006). Mr. Brattvoll has also worked as Market Director (2006 to 2009) and Vice President of Sales (2010) at Hallvard Lerøy AS, a seafood company. He holds a degree in Fisheries from the Norwegian College of Fishery Science, University of Tromsø.



Ben Hadfield

(1976)
COO Fish Feed

Mr. Hadfield has been the COO of Marine Harvest's Fish Feed Business Area since February 2013, before which he was Production Manager at Marine Harvest Scotland (2007 to 2013) and the Technical Chairman of the Scottish Salmon Producers' Organization (2012 to 2013). His previous positions also include Technical & HSEQ Manager (2004 to 2007) and Environmental Manager (2000 to 2004) at Marine Harvest Scotland. He holds a BSc in Environmental Geoscience from the University of Sheffield and an MSc in Pollution Control and Environmental Management from the University of Manchester.

MH Integrated Annual Report 2015 People 105



Ivan Vindheim

(1971)
Chief Financial Officer

Mr. Vindheim joined Marine Harvest as CFO in 2012. Prior to joining the company, he was the CFO of Lerøy Seafood Group ASA for five years. He has also held the position of Vice President of Finance (2005 to 2007) at Rolls-Royce and worked for Deloitte within auditing and corporate finance. He holds an MSc in Business and an MBA from the Norwegian School of Economics. He is also a licensed State Authorized Public Accountant and Certified European Financial Analyst.



Øyvind Oaland

(1970)
Global Director R&D

Mr. Oaland has served as Marine Harvest's Global Director for Research and Development since 2008. He joined Marine Harvest in 2000 as fish health manager, and has held various positions within fish health, food safety, product quality and quality assurance, including VP Food Safety & Quality from 2005-2008. He holds a degree in Veterinary Medicine from the Norwegian School of Veterinary Science.



Anne Lorgen Riise

(1971)
Global Director HR

Ms. Lorgen Riise joined Marine Harvest as Global Director of Human Resources in 2012. Previous positions include Vice President of Human Resources Europe (2009 to 2012) and General Counsel (2006 to 2009) for Ceragon (Nera) Networks. She has also held positions in the Norwegian Ministry of Foreign Affairs and the Norwegian Directorate of Fisheries (2000 to 2003). Ms. Riise has previously practiced as a lawyer, and she holds a master's degree in Law from the University of Bergen and Oxford Brookes University.



Kristine Gramstad Wedler

(1978)
Communication Director

Ms. Gramstad joined Marine Harvest as Communication Director in August 2013, before which she was State Secretary in the Norwegian Ministry of Fisheries and Coastal Affairs. She has also served on Rogaland County Council as Labor Party Group Leader (2007 to 2011). Ms. Gramstad holds a master's degree in Change Management from the University of Stavanger and a bachelor's degree in European Studies from the University of Oslo.

106 107 When the decision to invest in feed production in Norway was taken in 2012, it was based on the conviction of a few, passionate employees, who truly believed that with a strong plan, experienced project management and a location fit for purpose, we could produce our own high-quality feed with the same, or better, efficiency as our competitors. Our project manager was on board, a plan had been developed, so work on finding a suitable location could begin. Raw materials to produce fish feed are mainly trans- ported by sea, and the finished product, in the form of feed pellets, is loaded onto boats for shipment direct to the sea farms. The feed plant therefore had to be constructed by the sea, with deep-water access for bulk cargo vessels. The industrial site at Valsneset in Bjugn, close to Trondheim, was perfectly situated to supply 60 % of our sea farms with fish feed within a 15-hour sailing radius. Bjugn municipality was very forthcoming from the start, and feedback from local residents was positive. We acquired the land in January 2013, with construction starting immediately and feed production underway by June 2014. The Norwegian Minister of Fisheries officially opened the feed plant in October 2014. Bjugn has traditionally been a municipality where local job opportunities have been limited. The com- munity has a population of almost 4,800 residents, with most young people leaving the district to find jobs elsewhere. Operating a feed plant requires a va- riety of skills in areas, such as HSE, logistics, process operations, warehouse management, maintenance, quality assurance and mechanics. Most jobs also require technical competence, and a dynamic work- force is crucial for running an efficient operation. When Marine Harvest Fish Feed advertised for 50 vacancies in September 2014, we received as many as 900 applications. The feed plant attracted local, national and international applicants, with a variety of backgrounds and experiences. Currently, our workforce consists of 70 people, 56 of whom are local. Several of our local employees used to work in the offshore industry, and the opportunity to swap long offshore shifts with a short local commute has been appreciated by families in the area. Including the spin-off jobs that the feed plant has created with local suppliers, Marine Harvest Fish Feed is now one of the largest employers in the community. A fish feed pellet is composed of many ingredients, and producing a high-quality product requires knowledge and skill. But succeeding in full-scale feed production requires more than just a scientific formula. Marine Harvest opened its first feed plant at Valsneset in Bjugn, Norway, in 2014, and after 18 months of production, the feed plant is a greater success than we ever believed possible. Behind our salmon pellet is a mix of experienced people with the right attitude and passion. Combined with a systematic HSE process and a strong commitment to the local community, Marine Harvest Fish Feed has found a recipe for success. Fish feed in Bjugn – A recipe for success “Bjugn municipality has been an excellent partner” Mick Watts Development Group Engineer at Marine Harvest Fish Feed We are seen as a cornerstone business. Not only do we provide employment at our plant for local people, we also generate a strong ripple effect that benefits other local businesses. We acquire services and consumables from 21 local companies. It is vital for us to have an efficient and high-quality supply base, providing short delivery times for the goods and services we depend on locally. We have set challenging and demanding standards, which the local suppliers have met. We believe this customer/ supplier relationship is important in building and maintaining close ties with the local community. In June 2015 Marine Harvest Fish Feed’s impor- tance was recognized when it received a Regional Development Award 2014. The regional municipality states that the feed plant is a major investment in the region that has created an attractive workplace, brought skills to the region and created a need for services from local suppliers. Our corporate values encourage us to be open and transparent, qualities that have been appreciated by the community in Bjugn. We believe that openness and good communication promote better relations, and local companies can learn from the way we conduct business, our social responsibility and our measures to secure sustainability. We operate with integrity and high ethical standards. Our Code of Conduct sets standards for the behavior we expect from each other, and which the local community can expect from us. We have introduced our Code of Conduct and use our HSE routines a requirement for all subcontractors working for us. We seek to do business with suppliers who share our social and environmental values. In our efforts on behalf of more environment-friendly production, we have in- vested in energy saving initiatives, such as Liquefied Natural Gas-powered equipment and heat recovery systems. As a result of these initiatives our opera- tions in Bjugn reduced the CO2 footprint (measured as CO2 equivalents per tonne feed produced) from 79 in 2014 to 64 in 2015. Safety is always a concern, both during construc- tion and once the site has gone into production. The construction phase of the feed plant lasted 16 months. Expansion and improvement projects are continuing, and after 18 months of production, we still have zero lost-time incidents at the plant, includ- ing both our own employees and contractors. Our absentee rate is 2%, compared to an industry aver- age of around 6%, which we see as a sign of good working conditions and strong safety awareness. We have a solid safety culture and have undertaken several measures to promote safety regulations. For example, we prevent incidents and injuries by continuously mapping and reviewing undesir- able conditions, and applying safety measures to procedures, controls or equipment to lower the risk of incidents. The sharing of information is essential, and HSE standards, objectives and performance top the agenda of our daily meetings. Our people are observant, they feel responsible for their own and their colleagues’ safety, and by reporting and discussing undesirable conditions we create dialog, honesty and openness. In addition to providing a safe job, we also aim to provide an interesting job. In a global employee sur- vey undertaken in 2014, Marine Harvest Fish Feed achieved top marks with regard to both enablement and engagement. This indicates that our employees feel their work is interesting and challenging, uses their skills well and that they feel proud to work for us. In return, we have happy employees, who are hard-working and dedicated, and contribute to a good working environment with a strong work ethic. We are also considered a proactive company, which engages with the local community. In 2015 we worked with local groups to make sure our neighboring coast line is kept clean and enjoyable for everyone. We are members of the local trade association, contributing to business development in the region and also helping with practical tasks at local events. Our fish feed has proved to be successful but suc- cess does not come from a product alone. Marine Harvest Fish Feed has both the vision and the will to succeed. We depend on the local community and experienced staff at all levels in the organization. Experiences are shared, and communication with employees and the local community is open and transparent. Success is achieved by people – they operate the plant, ensure that safety comes first, build relations with each other and foster a perfor- mance culture – the passion and conviction they bring is the key to our success. Building on the success of our Bjugn feed plant, we have initiated a plan for a second feed plant, this time in Scotland. The construction phase is due to commence in 2017, with expected completion during the first half of 2018. We intend to transfer knowl- edge from our feed plant in Bjugn to the new plant in Scotland by exchanging employees and sharing ideas. We are certain that by combining a strong performance culture, safety consciousness, social responsibility, ethical behavior and sustainability, our new feed venture will become both successful and profitable. The advantage of local jobs is that family life has improved, with former oil industry employees now at home with their families When the Mayor was asked if there were any downsides to the feed plant, the answer was none Our success has been dependent on our skilled, hard-working and dedicated local employees MH Integrated Annual Report 2015 PeoplePeopleMH Integrated Annual Report 2015

109108 Part 03 MH Integrated Annual Report 2015 Part 03Part 03MH Integrated Annual Report 2015 Change is the new “normal” - we are ready for change and are working continuously to improve our operations. Change Key figures Main achievements Dear shareholders The Marine Harvest history Did you know that...? Leading the Blue Revolution Risk management - The Marine Harvest Way Research and development Profit - Attractive financial results Planet - Sustainable and environmentally responsible development Product - Tasty and healthy seafood providing customer value People - Providing safe and meaningful jobs Board of Directors’ report Corporate Governance Board of Directors Group - Financial statements and notes ASA - Financial statements and notes Directors responsibility statement Auditors report Analytical information Share and shareholders information 04 06 08 10 12 16 24 36 44 62 82 94 110 126 136 140 196 213 214 218 230 Part 01 2015 at a glance Part 03 Group results Part 04 Analytical and shareholder information Part 02 Strategy and operational approach

110 MH Integrated Annual Report 2015 Bord of Directors report

Board of Directors' report



MH Integrated Annual Report 2015 Bord of Directors report 111

→ 2015 was a year of records and challenges for Marine Harvest. A new revenue record was set, while the Feed operation achieved new records both in production and profitability. The American market was challenging, while increased feed prices and biological challenges caused increased costs in Farming.

NOK 3,107 million

Operational EBIT

Operational EBIT NOK 3,107 million, down from NOK 4,254 million in 2014 as a result of increased costs in farming and a challenging American market.

16.2% ↑

Dividend and returns

Dividend of NOK 5.20 paid out to the shareholders in 2015. The share price increased by 16.2% during 2015 and ended the year at NOK 119.60.

EUR 1,000 million

NIBD and ROCE vs target

NIBD at year end EUR 1,000 million, EUR 50 million below target level. ROCE above the long-term target of 12% at 12.6%.

New financing

Issuance of a EUR 340 million convertible bonds with a tenor of five years, coupon of 0.125% and a conversion premium of 35%.

Escapes

After having 2,052 fish escape in 2014, we reported 16 escape incidents and a total of 94,450 fish escaped in 2015, which is unacceptable.

ASC

ASC certification

At the end of 2015, our ASC certified sites represented 24% of our sites in operation globally and more than 40% of all ASC certified sites worldwide for Atlantic salmon.

Ownership limitation rules removed

The rule limiting the ownership one company may take in Norwegian salmon farming was formally removed during 2015, which opens up for consolidation of the industry.

Strategic initiatives

Building of a new feed plant in Scotland and evaluation to expand business activities into service vessels approved by the Board.

112 MH Integrated Annual Report 2015 Bord of Directors report

2015 was a year of records and challenges for Marine Harvest. A new record was set for the top line with total revenues amounting to NOK 27.9 billion, which was 9.2% above the previous record from 2014. In Feed, our first full year in operations was a year of records both in production and profitability. On the challenge side, the American market was difficult in 2015 with prices below breakeven level for salmon of Chilean origin throughout the year. In addition, increased feed prices and biological challenges contributed to cost increases in all Farming units except Canada. As a result of the above, Operational EBIT was down from a record of NOK 4,254.0 million in 2014 to NOK 3,106.6 million in 2015. ROCE was above our long-term target of 12% at 12.6%, while NIBD ended the year EUR 50 million below target level at EUR 1,000 million. A dividend of NOK 5.20 per share was paid to the shareholders in 2015.

THE MARINE HARVEST GROUP

At Marine Harvest, we believe the right way to supply a growing world population with healthy, nutritious protein products is by sustainably farming the ocean. Our vision is "Leading the Blue Revolution" and our ambition is to be a world-leading, integrated producer of seafood proteins. In order to achieve this, we aim to capitalize on our integrated value chain and be the leader in key areas from the production of fish feed to meeting the needs of the market.

We are the world's largest producer of farmed salmon, both by volume and revenue, offering fresh whole salmon, processed salmon and other processed seafood to customers in approximately 70 countries worldwide. We currently engage in three principal types of production activities:

- *Salmon feed production in Norway;*
- *Fish farming and primary processing of fish in Norway, Scotland, Canada, Chile, Ireland and the Faroe Islands; and*
- *Secondary processing of seafood in Norway, Chile, Ireland, the United States, Scotland, France, Belgium, the Netherlands, Poland, the Czech Republic, Germany, Japan, Vietnam, Taiwan, China and South Korea.*

We are in the process of transforming ourselves from a production-driven fish farming company into an integrated marine protein provider, expanding in fish feed and broadening our secondary processing operations. In line with our strategy, and based on the positive experience from our feed plant in Norway and our observations that our third party European feed purchases remain significant (where our Scottish, Faroese, and Irish farming operations remain 100% supplied by third party feed), the Board of Directors in December 2015 approved the development of a new feed plant in Scotland. The plant is expected to have a capacity of around 170,000 tonnes of feed, with the potential for further expansion. The construction of the plant will commence in 2017, and it is expected to be completed in the first half of 2018, when our existing third party feed contracts expire.

The broadening of our secondary processing operations started with the acquisition of Morpol, a world leading secondary processor of salmon in 2012/2013. During 2015, we largely completed an upgrading of the processing plant in Ustka, Poland to streamline the operation and improve production efficiency, and started large scale production of value added products for deliveries to a major UK retailer from our plant in Rosyth, Scotland. The expansion of our processing activity is in line with our integrated, protein provider strategy.

On the fish farming side, the assets acquired in Chile in 2014 were integrated into our Chilean farming operations during 2015. In an effort to reduce the risks associated with our farming operations, we intend to operate in two regions in Chile going forward, Region X, our old farming cluster, and Region XI, where the acquired assets are located. Both regions will have the capacity to operate a full value chain including freshwater and seawater operations, as well as primary and secondary processing plants.

Further to our integrated marine protein provider strategy, Marine Harvest sees an opportunity to streamline production and cut costs related to the operations of vessels (work boats, well boats, feed boats), the majority of them currently being leased from third parties. To this end, the Board of Directors has decided to evaluate the possibility of a new Business Area, Marine Harvest Shipping. The Business Area is expected to be developed gradually through organic growth, starting with the recruitment of a COO in 2016.

Our commitment to the sustainable development of the industry was formalized in 2013 with the announcement of our intention to be 100% certified in accordance with the Aquaculture Stewardship Council (ASC) salmon standard by 2020. As of the end of 2015, 39 sites were certified, representing 24% of the total number of our sites in operation and 40% of all ASC certified sites worldwide for Atlantic salmon. We are also continuing our commitment to the Global Salmon Initiative, an industry led sustainability initiative. Recognizing that a sustainable development of our industry is in need of new technology to fully solve some of our present challenges (e.g. sea lice), we have applied for 14 development licenses for testing and development of a new closed farming technology called the "Egg". The Egg potentially offers many advantages to conventional salmon farming methods such as cost reductions from reduced sea lice treatment, reduced fish escapes and better feeding control. If approved, trials will be conducted in 2016 and 2017 with salmon in pilot and prototype structures. In 2018 the ambition is to deploy ten units to a seawater site.

The Board of Directors has decided to evaluate the possibility of a new Business Area, Marine Harvest Shipping

We have applied for 14 development licenses for testing and development of a new closed-end farming composite technology called the "Egg"

MH Integrated Annual Report 2015 Bord of Directors report 113

Revenues achieved in 2015 were our highest ever for the Group

FINANCIAL RESULTS

Financial results are created through interaction between people, the natural environment and technology. Our goal is to find an optimal combination of these elements to create long-term success, whilst understanding that our growth must be environmentally, socially and financially sustainable. We use key performance indicators within our four interrelated guiding principles, Profit, Planet, Product and People to measure the Group's progress. This contributes to sustainable long-term results for all stakeholders. Developments with regard to key performance indicators within each guiding principle are discussed in detail in separate sections in this Integrated Annual Report (Profit, Planet, Product and People).

GROUP RESULTS

Set out below are our consolidated statements of operations data for the years ended December 31, 2015 and 2014. Please note that currency translation effects from the depreciation of the NOK against other main currencies affects the 2015 NOK values for all revenue and cost items.

Revenue and volume

Revenue and other income for the year ended December 31, 2015 was NOK 27,880.7 million, an increase of 9.2%, or NOK 2,349.4 million, compared to NOK 25,531.3 million in 2014. Revenues achieved in 2015 were our highest ever, and the increase compared to 2014 was driven by a 4.1% increase in the volume sold by Consumer Products combined with the effects of a strengthening of the main trading currencies against the NOK. The sales growth in Consumer Products was driven by an increase in the sale of modified atmosphere packed (MAP) products and the startup of our new value added plant in Rosyth, Scotland. Harvested volume was also slightly up compared to 2014, with a total of 420,148 tonnes gutted weight of salmon harvested in 2015, an all-time high, compared to 418,873 tonnes in 2014.

CONSOLIDATED INCOME STATEMENT DATA

	IN NOK MILLION		AS % OF REVENUE	
	2015	2014	2015	2014
Revenue and other income	**27 880.7**	**25 531.3**	**100.0 %**	**100.0 %**
Cost of materials	-15 858.4	-13 677.4	-56.9 %	-53.6 %
Fair value uplift on harvested fish	-4 098.9	-5 518.5	-14.7 %	-21.6 %
Fair value adjustment on biological assets	4 189.2	5 007.7	15.0 %	19.6 %
Salary and personnel expenses	-3 825.5	-3 320.9	-13.7 %	-13.0 %
Other operating expenses	-3 969.9	-3 350.0	-14.2 %	-13.1 %
Depreciation and amortization	-1 252.0	- 966.8	-4.5 %	-3.8 %
Provision for onerous contracts	- 6.6	23.7	0.0 %	0.1 %
Restructuring cost	- 136.3	- 52.9	-0.5 %	-0.2 %
Other non-operational items	21.7	- 168.2	0.1 %	-0.7 %
Income/loss from associated companies	209.7	149.5	0.8 %	0.6 %
Impairment losses	- 60.9	- 24.1	-0.2 %	-0.1 %
Earnings before financial items (EBIT)	**3 092.8**	**3 633.4**	**11.1 %**	**14.2 %**
Interest expenses	- 416.5	- 544.6	-1.5 %	-2.1 %
Net currency effects	37.7	- 388.4	0.1 %	-1.5 %
Other financial items	- 473.8	-1 213.7	-1.7 %	-4.8 %
Earnings before taxes (EBT)	**2 240.2**	**1 486.7**	**8.0 %**	**5.7 %**
Taxes	- 820.5	- 752.0	-2.9 %	-2.9 %
Net earnings from continuing operations	**1 419.7**	**734.8**	**5.1 %**	**2.9 %**
Non-IFRS measures				
Operational EBIT	3 106.6	4 254.0	11.1 %	16.7 %
ROCE %	12.6%	20.2%	NA	NA

114 MH Integrated Annual Report 2015 Bord of Directors report

As a response to the weak prices in Marine Harvest Chile's main markets we decided to reduce the smolt stocking in 2015

Salmon of Canadian, Scottish and Irish origins reported growth in volumes harvested compared to 2014 due to increased stocking in 2013 and less biological challenges, while salmon of Norwegian and Chilean origins reported lower volumes harvested mainly due to increased biological challenges from sea lice and in the case of Chile also Salmonid Rickettsial Septicaemia, or SRS. Volumes harvested of salmon of Faroese origin were low in 2015 due to an uneven stocking pattern as a result of a limited number of sites in operation.

The development in the reference prices continued the diverging trend in 2015. For the full year, the reference prices for Atlantic salmon measured in NOK and USD, respectively, were up by 2.7% for salmon of Norwegian origin, down by 20.7% for salmon of Chilean origin and down by 25.6% for salmon of North American origin compared to 2014. The overall average price achieved was 3% above the reference price in 2015, compared to 2% above the reference price in 2014.

Cost of materials
The cost of materials for the year ended December 31, 2015 was NOK 15,858.4 million, an increase of 15.9%, or NOK 2,181.0 million, compared to NOK 13,677.4 million in 2014. The increase was primarily driven by increased costs related to health and feed in farming, and increased cost of sourced finished products for trading in Consumer Products.

Salary and personnel expenses
The increase in salary and personnel expenses for the year ended December 31, 2015 of NOK 504.6 million or 15.2% was primarily driven by a NOK 345.8 million increase in gross wages/salaries as a result of the inclusion of Acuinova in Chile, the first full year of operations at our feed plant in Norway and slightly increased activity in general. For more information, please see Note 14 to the Group financial statements.

Other operating expenses
Other operating expenses increased by NOK 619.9 million or 18.5% during the year ended December 31, 2015 compared to the same period in 2014. The increase was partly due to the first full year of operations in Marine Harvest Fish Feed, where the increase was NOK 68.4 million. The remaining increase relates to higher maintenance, rents and leases and other expenses. For more information, please see Note 28 to the Group financial statements.

Net fair value on biological assets
We recognized a fair value uplift on harvested fish and a fair value adjustment on biological assets of NOK - 4,098.9 million and NOK 4,189.2 million, respectively, for the year ended December 31, 2015. In the year ended December 31, 2014, these amounts were NOK -5,518.5 million and NOK 5,007.7 million respectively. The net fair value adjustment on biological assets was NOK 90.3 million for the year ended December 31, 2015, compared to NOK -510.8 million in 2014. The increase is attributed to the increase in the market prices for Atlantic salmon in the European market. For more information, please refer to Note 6 to the Group financial statements.

Restructuring costs
As a response to the weak prices for Atlantic salmon in Marine Harvest Chile's main markets, in addition to a challenging biology in general, we decided to reduce the smolt stocking in 2015 and accordingly, our Chilean operations will also reduce the manning by approximately 200 employees. A provision in the amount of NOK 84.4 million related to culling of excess smolt and severance payment was recognized in this regard in 2015. During the second quarter of 2015, we also launched further restructuring initiatives in Consumer Products to improve profitability. The restructuring affected central staff functions in Belgium and France. A provision in the amount of NOK 42.2 million was recognized in 2015. In addition to the above mentioned restructuring efforts, we decided to co-locate the Group staff functions at the head office in Bergen during the year. In total, we recognized restructuring provisions in the amount of NOK 136.3 million for the year ended December 31, 2015. The corresponding figure for 2014 was NOK 52.9 million. For more information, please see Note 30 to the Group financial statements.

Income/loss from associated companies
We recognized an income from associated companies of NOK 209.7 million for the year ended December 31, 2015 compared to NOK 149.5 million in 2014. The increase was primarily due to the increase in net income from Nova Sea AS. The income from Nova Sea includes fair value adjustment on biomass. For more information, please see Note 21 to the Group financial statements.

Earnings before financial items (EBIT)
As a result of the foregoing, our EBIT was NOK 3,092.8 million in the year ended December 31, 2015, compared to NOK 3,633.4 million in 2014.

Operational EBIT[1]
Group Operational EBIT decreased by 27.0%, from NOK 4,254.0 million in 2014 to NOK 3,106.6 million for the year ended December 31, 2015. The main reason for the negative development was increased costs in farming combined with a challenging market in America.

Return on capital employed (ROCE[2])
ROCE was 12.6% for the year ended December 31, 2015, compared to 20.2% in 2014, reflecting change in profit excluding the fair value adjustment on biological assets. Despite the reduction compared to 2014, ROCE remained above the long-term target of 12% in 2015.

1 Operational EBIT is excluding change in unrealized margin, change in unrealized gains/losses from salmon derivatives, net fair value adjustments on biomass, onerous contract provisions, restructuring costs, income from associated companies, impairment losses of fixed assets/intangibles and other non-operational items.

2 ROCE is annualized return on average capital employed based on EBIT excluding net fair value adjustment on biomass, onerous contract provisions and other non-operational items/Average NIBD + Equity, excluding net fair value adjustment on biomass, onerous contract provisions and net assets held for sale, unless there are material transactions in the period.

MH Integrated Annual Report 2015 Bord of Directors report 115

In line with our strategy, the Board of Directors in December 2015 approved the development of a new feed plant in Scotland

The cost in box increased from NOK 27.33 per kilogram harvested in 2014 to NOK 32.93 per kilogram in 2015 when converted at the yearly average currency exchange rates

Financial items
Interest expense decreased by 23.5% in the year ended December 31, 2015 to NOK -416.5 million compared to NOK -544.6 million in the same period in 2014 due to the more favorable composition of interest-bearing debt, with a higher share of convertible bonds at favorable terms. The average interest bearing debt for 2015 was NOK 9,430.0 million compared to NOK 8,529.3 million in 2014. Net interest-bearing debt at year end totaled NOK 9,592.1 million. This figure was significantly influenced by the weakening of the NOK relative to the company's main borrowing currencies (EUR, USD and GBP).

Net currency effects for the year ended December 31, 2015 were NOK 37.7 million, compared to NOK -388.4 million in 2014. The positive currency effect in 2015 is driven by the strengthening of the USD against the NOK as the Group has limited third party interest bearing debt denominated in USD, but significant internal lending to its Chilean subsidiary in this currency. The depreciation of the NOK against the EUR, the currency in which most of our interest bearing debt is denominated, resulted in currency losses, both in relation to the loan portfolio and the cash flow hedges in 2015 and 2014.

For the year ended December 31, 2015, other financial items were NOK -473.8 million compared to NOK -1,213.7 million in 2014. The change in the fair value of the conversion liability components of the convertible bonds amounted to NOK -587.3 million due to the increased share price. The negative values were partially offset by dividends received and gain/loss on sale of other shares of NOK 22.0 million and a change in the fair value of shares of NOK 101.0 million. The amount recognized in 2014 was mainly due to the negative change in the fair value of the conversion liability components of the convertible bonds of NOK -1,171.3 million, while the change in the fair value of financial instruments was NOK -108.9 million, partially offset by dividend received and gain/loss on sale of other shares of NOK 9.0 million and change in the fair value of shares of NOK 33.8 million.

For more information about financial items, please see Note 12 to the Group financial statements.

Income taxes
For the year ended December 31, 2015, our tax expense was NOK -820.5 million, compared to NOK -752.0 million in 2014. The main driver for the increased tax expense was the increase in earnings before taxes and temporary differences and changes in the tax rates. The negative change in the fair value of the conversion liability components of the convertible bonds influenced the calculated tax expense as this is not a deductible item. For more information, please see Note 15 to the Group financial statements.

Net earnings from continuing operations
As a result of the foregoing, our net earnings increased by NOK 684.9 million in 2015 to NOK 1,419.7 million, from NOK 734.8 million for the year ended December 31, 2014.

SEGMENTS AND BUSINESS AREAS

Feed
Feed's Operational EBIT was NOK 192.3 million for the year ended December 31, 2015, compared to NOK 47.1 million in 2014. Favorable raw material purchases and efficient operations contributed to good profitability, as raw materials constitute approximately 80% of the total cost of feed. During its first full year in operation, the plant produced 281,655 tonnes of feed, or approximately 80% of the needs in the Norwegian farming operations, based on 2015 production.

In 2015 we started production of smolt and broodstock diets for our farming operations. The expansion of the product portfolio is in line with our strategy to increase our self-sufficiency rate for feed. We also continued our work to substitute raw materials in order to develop the optimal diets. Low stocks of anchovies along the coast of Peru contributed to significant increases in the quoted fish meal prices in the third quarter with further increases in the fourth quarter, and our effort to find alternative sources of marine ingredients thus remains a key priority.

In line with our strategy, the Board of Directors in December 2015 approved the development of a new feed plant in Scotland. The plant will cover 100% of our needs for fish feed in Scotland, Ireland and the Faroe Islands. The construction of the plant will commence in 2017, and it is expected to be completed during the first half of 2018, when our existing third party feed contracts expire.

Farming
Farming's Operational EBIT was NOK 2,136.0 million in the year ended December 31, 2015, compared to NOK 3,651.2 million in 2014. The reduction was primarily a result of increased feed and lice mitigation costs and reduced survival, combined with a challenging American market with prices below breakeven level for salmon of Chilean origin. Volume harvested was slightly up from 2014 to 2015.

The cost in box (i.e. the total cost per kilogram salmon harvested) increased from 2014 to 2015 for salmon of all origins except Canadian due to increased cost of feed and biological challenges. For salmon of all origins combined, the cost in box increased from NOK 27.33 per kilogram harvested in 2014 to NOK 32.93 per kilogram in 2015 when converted at the yearly average exchange rates for 2014 and 2015 respectively.

116 MH Integrated Annual Report 2015 Bord of Directors report

This represents an increase of 20.5%. If converting both years at the 2015 yearly average exchange rates the increase was 9.6% from NOK 30.04 per kilogram harvested in 2014 to NOK 32.93 per kilogram in 2015. We continue our efforts to improve the efficiency of our operations, focusing on the growth rates of fish in sea and the feed conversion rates.

Sales and Marketing
Sales and Marketing consist of two segments, Markets and Consumer Products.

Markets
Markets' Operational EBIT for the year ended December 31, 2015 was NOK 587.0 million, compared to NOK 518.4 million in 2014. The 2015 Operational EBIT comprised NOK 351.6 million from Markets Europe, NOK 78.3 million from Markets Asia and NOK 157.0 million from Markets Americas, compared to NOK 329.3 million, NOK 70.5 million and NOK 118.7 million, respectively, in 2014.

Consumption in EU was strong in 2015, increasing by 7.4% compared to 2014. The reference price in 2015 was higher than in 2014 measured in NOK and our price achievement was above the reference price for salmon of all European origins. Volume sold decreased by 3.0% compared to 2014 due to a reduction in the volume harvested for salmon of Norwegian and Faroese origins.

The Asian market remained strong in 2015, despite negative growth rates in some key markets compared to 2014 (China/Hong Kong -2.2%, Japan -5.1%). South Korea/Taiwan recorded exceptional growth of + 25.1% in 2015. Our Markets Asia organization was able to improve the profitability in 2015 despite a reduction in the volumes sold of 5.3%. Our brand building efforts continue. Compared to 2014, sales of Mowi products were more than three times higher in 2015 with strong volume development in the second half of the year.

The American market was very challenging in 2015 with prices below breakeven level for salmon of Chilean origin throughout the year. Increased supply of salmon of Chilean, Canadian and European origins combined with declining comparable protein prices and sticky retail prices resulted in price pressure during the year. Our American markets organization performed well compared to the reference prices in 2015 and the price achievement for salmon of Chilean and Canadian origins was 9% above and 1% below the relevant reference prices respectively.

Consumer Products
Consumer Product's Operational EBIT for the year ended December 31, 2015 was NOK 176.0 million, compared to NOK 118.7 million in 2014. Our profitability in 2015 was significantly influenced by startup costs at our Rosyth processing plant in Scotland.

Marine Harvest has decided to acquire a 5% increase in the maximum allowed biomass for 15 licenses in region South

The share of salmon products sold in percent of total sales value was 73% in 2015 compared to 74% in 2014. We experienced strong growth in Southern Europe and the German Market remained strong throughout the year. As a result, volumes sold increased by 4.1% compared to 2014, ending at 109,838 tonnes end product weight. Improvements in yield and underlying efficiency were reported during the course of the year both in our chilled and fresh operations.

Our chilled operations (mainly smoked products) significantly improved their performance in 2015. In our fresh operations, we have also seen improvement in operational efficiency, but the positive effects were reversed by losses in our new facility in Rosyth, Scotland. This plant has promising potential as we have secured deliveries to a major UK retailer. Deliveries on this account started in the fourth quarter, but low production efficiency and poor yield resulted in significant operational losses. The losses at our Rosyth plant in 2015 amounted to NOK – 141.6 million and a recovery plan has therefore been initiated.

For more information about the performance of our feed, farming and sales and marketing operations, please see the Profit section and Note 4 to the Group financial statements.

LICENSES
The recognized value of our fish farming licenses in our Statement of Financial Position was NOK 7,163.8 million and NOK 6,514.9 million at December 31, 2015 and 2014 respectively. Measured in NOK per kilogram salmon harvested the values were NOK 17.1 and NOK 15.5 respectively. The increase is mainly due to the acquisition of Acuinova licenses in Chile. In Chile we have significant unused license capacity and we estimate our production capacity to be in the area of 120,000 to 130,000 tonnes of salmon gutted weight, which is approximately two times the volume harvested in 2015. In other Business Units, our current harvest volumes are closer to the capacity under the current operating regime. The size of the smolt put to sea influences the production capacity of our seawater operations in the jurisdictions where maximum allowed biomass (MAB) regulations are applied. Bigger smolts will result in increased harvest per license in these regimes. We are currently in the process of increasing our smolt capacity to allow for production of bigger smolt.

In June 2015, the Norwegian government announced a 5% expansion opportunity for all existing seawater licenses contingent on strict biological conditions being satisfied. Marine Harvest has in this regard decided to acquire a 5% increase in the maximum allowed biomass for 15 licenses in region South. The cost of the increase is NOK 1 million per license. We are evaluating to utilize this expansion opportunity also in other parts of Norway. For more information about licenses, please see Note 9 to the Group financial statements.

MH Integrated Annual Report 2015 Bord of Directors report 117

LIQUIDITY AND CAPITAL RESOURCES
Our principal sources of liquidity are cash on hand, revenues generated from our operations and, to a lesser extent, loans and other financings.

Our principal needs for liquidity have been, and will likely continue to be, costs of raw materials, including fish feed, and other working capital items, capital expenditures, servicing of our debt, dividend payments and acquisitions. We believe that our liquidity is sufficient to cover our working capital needs in the ordinary course of our business.

Our NIBD was NOK 9,592.1 million at December 31, 2015 and NOK 9,267.9 million at December 31, 2014. The increase from 2014 to 2015 was mainly due to payment of dividend of NOK 2,292.6 million as repayment of paid in capital. The conversion/redemption of the EUR 350 million convertible bond issued in 2013, had a positive gross effect on NIBD of NOK 2,688.2 million. Our NIBD target is EUR 1,050 million and at December 31, 2015 our NIBD in EUR was 1,000 million.

Our NIBD target is EUR 1,050 million and at December 31, 2015 our NIBD in EUR was 1,000 million

CASH FLOW
Cash flow from operations
Cash flow from operations for the year ended December 31, 2015 was NOK 2,090.3 million, compared to NOK 3,944.2 million for 2014. The increased earnings in 2015 compared to 2014 were offset by a negative development in working capital due to increased cost of our biomass in sea and increased amount of taxes paid due to Marine Harvest Norway no longer having tax losses carried forward.

Cash flow from investments
Cash flow from investments for the year ended December 31, 2015 was NOK -1,687.0 million, compared to cash flow from investments of NOK -1,245.9 million for 2014. The difference was primarily due to disposal of assets held for sale in 2014.

Cash flow from financing
Cash flow from financing for the year ended December 31, 2015 was NOK -1,114.6 million, compared to NOK -2,025.8 million for 2014. In line with the dividend policy, repayment of paid-in capital amounted to NOK 2,292.6 million in 2015. In 2014, dividend and repayment of paid-in capital amounted to NOK 3,423.8 million.

MARINE HARVEST ASA PROFIT FOR THE YEAR
Marine Harvest ASA made a profit for the year ended December 31, 2015 of NOK 1,221.8 million, compared to NOK 665.6 million in 2014.

DIVIDEND
Marine Harvest ASA paid a dividend per share of NOK 5.20 in 2015. In 2014 the dividend per share was NOK 8.30.

ANNUAL RESULT ALLOCATION

The Board will propose to the Annual General Meeting that the net profit for the year in Marine Harvest ASA in the amount of NOK 1,221.8 million should be allocated as follows:

Transfer to other equity NOK 1,221.8 million.

GOING CONCERN

The Board confirms that the financial statements are based on the assumption that the company is a going concern, in accordance with section 3-3a of the Norwegian Accounting Act, and that such an assumption is justified. This confirmation is based on the reported results, the Group's business strategy, financial situation and established budgets.

RISK AND RISK MANAGEMENT

We categorize risk based on the COSO enterprise risk framework, which divides risk into four categories:

1. Operational risk
2. Strategic risk
3. Reporting risk
4. Compliance risk

We consider our operational risk to cover several individually important sub categories of risk, and have therefore chosen to split our operational risks into the following sub categories:

a. Risks related to the sale/supply of our products
b. Risks related to governmental regulations
c. Risks related to our fish farming operations
d. Risks related to our supply of fish feed and feed operations
e. Risks related to our industry
f. Risks related to our business
g. Risks related to our financing arrangements
h. Risks related to tax and legal matters
i. Risks related to climate change

118 MH Integrated Annual Report 2015 Bord of Directors report

All risk categories could, if not properly managed, result in material adverse effects to our business operations and financial figures. Each risk category includes one or more identified risks factors that individually and/or in combination with others could significantly affect our performance. For a complete overview of our identified risks, please see the sections Risk Management – The Marine Harvest Way and Corporate Governance – Chapter 10 in this Integrated Annual Report and our Annual Report on form 20F.

RISKS RELATED TO OUR FINANCIAL ARRANGEMENTS

Financial risk

The Group monitors and manages the financial risks arising from the operations. These include currency risks, interest rate risk, credit risk and price/liquidity risk.

The Group monitors and manages the financial risks arising from the operations

Currency risk

In the Marine Harvest Group, several Business Units carry out a large number of business transactions in currencies different from the domestic currency. For the Group, the relative importance of these transactions is substantially larger on the revenue side than on the cost side. To mitigate potential fluctuation effects on our cash flows, we maintain a foreign exchange strategy designated to manage these exposures both in the short and long term. For each of Marine Harvest's units, the Group has defined a hedging strategy.

The Group's predominant currency is EUR which accounts for more than 50% of the net cash flow. Since the establishment of the Group in 2006, Marine Harvest has managed its cash flow in EUR and used EUR as its main financing currency. Accordingly, the Board of Directors is pleased to inform that we will change the Group's financial reporting currency from NOK to EUR as from the first quarter of 2016. This will make the reporting currency consistent with a significant part of the Group's cash flow, cash flow management and financing, and as such, be an important step to reduce financial risk. The functional currency of the parent company Marine Harvest ASA will also be changed from NOK to EUR.

Interest rate risk

With the exception of convertible bonds with a principal amount of EUR 715 million, we are generally financed using floating interest rates. Marine Harvest ASA shall hedge the Group's long-term interest-bearing debt by currency, including external interest-bearing debt and leasing in the parent company or subsidiaries, with fixed interest or interest-rate derivatives. The interest-rate hedges shall cover 70-100% of the debt the first four years and 0-60% of the debt the subsequent five years. All interest-rate hedging shall be undertaken by the parent company. At year-end 2015 the Group had a portfolio of interest swaps with a net negative market value of NOK 737.8 million after a decrease in market value during 2015 of NOK 73.3 million, recognized through profit and loss.

Credit risk

We are exposed to the risk of losses if one or more contractual partners do not meet their obligations. To mitigate this risk the Group trades only with recognized, credit worthy third parties. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis and as a rule the Group's trade receivables are fully credit insured. The Group monitors its exposure to individual customers closely and is not substantially exposed in relation to any individual customer or contractual partner as of December 31, 2015. The maximum exposure is disclosed in Note 17 to the Group financial statements.

The Group only enters into derivative transactions with counterparties with an established business relationship to the Group.

Price/liquidity risk

The Group continuously monitors liquidity and estimates expected liquidity development on the basis of budgets and monthly updated forecasts from the units. Marine Harvest's financial position and development depend significantly on the developments in the spot price for salmon, and these prices have historically been volatile. As such we are exposed to movements in supply and demand for salmon. We have to some extent mitigated our exposure to spot prices by entering into bilateral fixed price/volume contracts with our customers. The hedging rate has normally varied between 20% and 50% of our sold volume and the duration of the contracts has typically been three to twelve months. Furthermore, Marine Harvest reduces its' exposure to spot price movements through value-added processing activities and the tailoring of products for our customers. Other key liquidity risks are fluctuations in production and harvest volumes, biological issues, and changes in the feed price, which is the most important individual factor on the cost side. Feed costs are correlated to the marine and agricultural commodity prices of the ingredients.

Leverage and capital access risk

Leverage and capital access i.e. capital management refers to the process of acquiring and utilizing capital in the most efficient manner compared to the available alternatives.

Capital access risk

Feed production, salmon farming and seafood processing are capital intensive industries. Our future development and growth may be dependent on access to external capital in the form of debt and/or equity capital. Access to borrowed capital is continuously monitored and we have a continuous dialog with our lenders.

MH Integrated Annual Report 2015 Bord of Directors report 119

Leverage risk

We have significant indebtedness. Our current debt is on favorable terms including the syndicated loan facility. The syndicated loan facility sets forth an equity ratio as the only financial covenant. The remaining portfolio of interest bearing debt does not include more restrictive financial covenants. Marine Harvest complied with the covenant in its loan agreements during and at the end of 2015. Details relating to the main loan programs in the Group are described in Note 11 to the Group financial statements.

For further information about our financing arrangements, capital management and risk management in the Group, please see Notes 11 and 13 to the Group financial statements.

REPORTING RISK

Due to our listing on the New York stock exchange, we are subject to the Sarbanes-Oxley Act of 2002 section 404 – internal control over financial reporting.

Both management and EY, as the Company's independent auditor, have tested the implemented internal controls over financial reporting. For the year ended December 31, 2015 we concluded that our internal control over financial reporting was effective.

For further information regarding the Group's internal control procedures, please refer to Corporate Governance, chapter 10.

For the year ended December 31, 2015 we concluded that our internal control over financial reporting was effective

SUSTAINABILITY

We live in a world that is facing major environmental challenges, including climate change and the depletion of natural resources, but also a world where future food production needs to match global demand. Fish farming can improve the world's standard of living by producing food that combines quality and healthy eating, while at the same time delivering a reduced carbon footprint. Of all farmed vertebrate production, fish farming is one of the most climate-friendly ways of producing protein.

Delivering continuous excellence means tackling environmental challenges in a holistic way. Our commitment to becoming 100% Aquaculture Stewardship Council (ASC) certified by 2020 has helped us target improvements in key areas, including fish escapes, nutrient release, biodiversity, use of medicines and sustainable feed raw materials. In addition to environmental indicators, the ASC standard also includes numerous social indicators to ensure that salmon farming is undertaken not only in an environmentally but also a socially responsible manner.

For a detailed review of how Marine Harvest works to secure sustainable operations, please see Part II of this Integrated Annual Report.

FACTORS THAT MIGHT INFLUENCE THE ENVIRONMENT

From a global perspective, the two most significant challenges related to food production are greenhouse gas emissions and the use of feed for animal protein production. We consider these challenges to represent opportunities for the salmon farming industry, as farmed salmon utilizes significantly less feed than competing agricultural protein providers, and causes lower emissions of greenhouse gases.

Salmon farming is climate friendly food production

When comparing the carbon foot print of farmed salmon with traditional meat production, the salmon footprint is 2.9 kilogram carbon equivalent/kilogram of edible product, whereas for pork and beef the figures are 5.9 and 30 kilogram carbon equivalent/kilogram of edible product respectively. Farmed salmon is also an excellent protein and energy converter compared with alternative meat sources. Producing proteins by farming salmon with sustainably sourced feed is therefore good resource management.

The use of feed for animal protein production

Continuous access to sustainably managed feed raw materials is a prerequisite for the salmon farming industry. Over the past ten years the industry and we have been able to reduce the use and dependency of marine raw materials (fish meal and fish oil) in salmon feeds by 50%. This has been possible due to a significant replacement of marine raw materials with vegetable sources and the use of high-quality by-products from poultry in Chile and Canada. However, such an improvement brings new challenges, including the use of sustainably sourced vegetable ingredients and a continuous effort to source marine ingredients from responsibly managed fisheries.

We believe the coming years will be key to finding alternative EPA and DHA-rich sources that could further reduce our dependency of fish oil. We believe our collaboration with suppliers, our partnership in the algae project CO_2BIO in Norway as well as our own research and development facilities will generate new knowledge that will translate into more sustainable feeds. Our efforts to secure sustainable sourcing of feed ingredients will always go hand in hand with the goal of ensuring that our salmon remain a rich source of omega-3 fatty acids.

Farming activities that might have a negative impact on the environment

We are committed to developing our business in a way that safeguards the planet's natural capital, including its biodiversity. Our fish farming operations may impact the environment as a result of sea lice, medicinal treatments, fish escapes and nutrient release. All farming systems have an impact, but it is up to us to ensure that ours is kept to a minimum, and that all impacts are measured and controlled.

120 MH Integrated Annual Report 2015 Bord of Directors report

MH Integrated Annual Report 2015 Bord of Directors report 121

We are committed to developing our business in a way that safeguards the planet's natural capital, including its biodiversity

Sea lice
In 2015, we launched our new strategy for lice management in Europe (please see the sea lice strategy article at the end of the Planet section) and significantly increased our R&D activities to find new and better ways to manage lice (see R&D section). Alternative approaches to improving lice management in Chile and Canada are also being pursued.

In line with our new strategy, we increased the use of cleaner fish in Norway, Scotland and Ireland, and made further investments in cleaner fish production and R&D. Skirts around pens (to keep lice out) and several non-medicinal treatment systems were also trialed and used more extensively in some of our Business Units in 2015. Coupled with further ASC implementation, this strategy produced good results at many sites and areas, with both lice numbers and medicine use being reduced.

We continuously track the average monthly percentage of sites above statutory sea lice limits in each Business Unit. In Norway, the percentage of sites that exceeded limits (average monthly basis) decreased slightly in 2015 compared to 2014 (4.7% and 5% respectively). The situation varied from region to region in Norway, with region Mid facing substantial challenges. Disappointingly, however, several factors (including abnormally high water temperatures for extended periods, extended periods of rough weather, insufficient cleaner fish capacity, limited access to non-medicinal treatments), individually or in combination, precluded optimal control and hampered application of our strategy in other Business Units, particularly Scotland.

In the longer term, our ambition is to ensure that sea lice control is based principally on non-medicinal approaches and reduced use of medication. Our R&D activities will provide new knowledge and additional tools to further optimize sea lice management and increase our expertise with regard to cleaner fish use and welfare.

Medicinal treatments
Licensed medicines for lice control were prescribed and used only when required, under the supervision of authorized veterinarians and fish health professionals in 2015. We reduced our use of topical medicines and increased oral medicine use compared to 2014. The latter relates to the use of less potent oral medicines to overcome the higher lice pressure that was encountered in mid-Norway. We observed a decline in medicine use in regions North and South in Norway, linked to the implementation of our new lice strategy and the ASC standard. We also increased our use of hydrogen peroxide to rotate with and displace other medicines.

Licensed medicines for bacterial infections are prescribed and used only when required, under the supervision of authorized veterinarians and fish health professionals. As in previous years, no antibiotics were used in our operations in Norway or the Faroe Islands. This reflects minimal bacterial challenges and the success of current antibacterial vaccines. Antibiotic use was reduced in Scotland and Ireland, while it increased slightly in Canada. For the Group as a whole, the use of antibiotics (gram of active substance per tonne produced) to combat bacterial infections increased from 40 gram in 2014 to 82 gram in 2015. This rise was driven solely by developments in Chile due to SRS. In 2015 we initiated several important R&D projects related to the prevention and mitigation of SRS, including the testing of promising new vaccines.

Fish escapes
It is our responsibility to have control of our stock and eliminate the potential impacts of escapes. 2015 was a challenging year for escapes at Marine Harvest. After having 2,052 fish escape in 2014, we reported 16 escape incidents and a total of 94,450 escaped fish in 2015. We sincerely regret this situation, in particular since most escape incidents were due to human error, not challenging weather conditions.

Our goal is zero escapes. There is, however, no simple solution to help us achieve this goal. Only an integrated approach that continuously assesses and improves our operations and equipment will bring effective results. We have therefore developed a comprehensive global standard on escape prevention and mitigation that has been rolled out in all our operations, both seawater and freshwater.

Nutrient release
For sites located in protected areas, we undertake annual monitoring of the benthic populations. This, coupled with careful feed management and site fallowing, will continue to ensure that our production does not negatively affect such areas. Benthic monitoring in general is also a part of our standard operating procedures to assess the effect of our operations on the environment.

For more information about the factors in our farming operations that might influence the environment, please see the relevant parts in the Planet section.

Other operating activities that might have a negative impact on the environment
The Group's other activities may also have environmental and community impacts. The continuous evaluation of potentially negative impacts is based on our experience as well as dialog with Non-Governmental Organizations (NGOs), regulators, customers and the scientific community.

Being aware of the potentially negative effects our activities could have on the environment and local communities, we have incorporated measures to monitor and manage these in the Qmarine global quality program. We continue to work with regulators, industry partners and the scientific community to promote environmental responsibility in the industry. For more information on how the Group works to understand and address stakeholder concerns, please see Risk Management – The Marine Harvest Way and the appendix to this Integrated Annual Report.

RESEARCH AND DEVELOPMENT

We believe that successful growth of the industry within a sustainable framework only is possible by overcoming biological challenges and controlling sea lice. At the same time, the industry has a substantial potential for growth and for ensuring an increase in the consumption of healthy food. R&D at Marine Harvest is an engine for sustainable growth, and is integral to our vision of Leading the Blue Revolution. We focus on creating sustainable value and competitive advantage by making improvements and breakthroughs in our Feed and Farming, as well as Sales and Marketing Business Areas. The specialists in the Global R&D and Technical Department work directly with technical staff in our operating units through participation in global technical teams and collaborative projects. This ensures that our work constantly benefits from a culture of shared expertise and knowledge. Through collaboration and the allocation of defined responsibilities, we ensure knowledge sharing and continuous improvement throughout the organization. In 2015 the Global R&D and Technical Department undertook a strategy process, identifying key focus areas and goals for R&D activities in a five-year perspective. The purpose of the R&D strategy is to identify and plan the R&D activities needed to reach our ambitions and goals, to align priorities and expectations, and to ensure resources are prioritized accordingly.

Our commitment to R&D is reflected in the increased resources made available internally and for external project funding. Our total gross R&D expenditure for 2015 was NOK 235.2 million, 80% more than in 2014. For more information about R&D in Marine Harvest, please see the Research and Development section.

We focus on creating sustainable value and competitive advantage by making improvements and breakthroughs

PEOPLE

HEALTH AND SAFETY
The Marine Harvest safety target is to have zero injuries. Employee safety and a healthy working environment are high on the Board's agenda, and safety will never be compromised for any other business priority.

We foster a strong safety culture, in which our employees feel responsible for their own safety as well as the safety of their colleagues. In order to achieve our safety vision of zero injuries, we utilize a global safety program, BrainSafe. New employees are required to attend training in BrainSafe, and training is also provided to selected suppliers and contractors. We measure our progress in the area of safety through key indicators - lost time incidents (LTI) per million hours worked, as well as the rate of absenteeism. We reported 280 LTIs for our own employees in 2015, compared to 250 in 2014. The reason for the increase is the inclusion of Acuinova in Chile. Marine Harvest Chile reported 47 LTIs in 2015 compared to 5 in 2014. LTI per million hours worked in the Group was 11.4 in 2015, similar to the year before.

Compared to the industry average, our absenteeism has remained low for several years. Total absenteeism in 2015 was 4.8% compared to 5.0% in 2014, both years with a 50/50 split between long-term and short-term absenteeism. The absentee rate is higher in value-added processing operations than in farming and feed, largely attributable to ergonomic issues and stress. The Board continues to aim for an absentee rate of below 4%.

The Board will continue to emphasize the imperative of improved health and safety performance going forward. For more information about health and safety in Marine Harvest, please see the People section.

PEOPLE AND ORGANIZATION
At the end of 2015, the Group had 12,454 employees in 23 countries around the world of which 10,042 were permanent employees and 2,412 were temporary employees. Compared to 2014, the number of employees has increased by 739 as a result of new entities (Aquinova and Rosyth) and increased activity in general.

DIVERSITY AND EQUAL RIGHTS
Marine Harvest is committed to ensuring diversity in the Group, an ambition in accordance with the Norwegian Anti-Discrimination Act.

We strive to attract a diverse workforce and provide equal opportunities. Our activities should be conducted without discrimination and we value everyone as an individual. The Group works actively with recruitment including offering apprenticeships to young employees, promotion and development opportunities. The Group also aims to attract female employees to all levels in our organization.

The fish farming industry has traditionally had a majority of male employees. At the close of 2015, the proportion of male and female employees was 57% and 43% respectively. The ratio of male to female employees remained relatively stable between 2014 and 2015. In 2015, the Group had female managers in the senior management teams of most subsidiaries. The Group continues to work actively to promote diversity in senior management positions globally. In 2015, Marine Harvest's top management team consisted of eight members, of whom three were women. Of the nine members of Marine Harvest ASA's Board of Directors, four are women (44%).

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FUTURE PROSPECTS

2015 was characterized by favorable salmon prices in Europe and Asia where demand was strong. Prices were record high measured in NOK. In the Americas, salmon prices were weak and negatively impacted by increases in supply and fluctuations in foreign currency exchange. However, the market balance in the American salmon market is expected to improve going forward. The recent algal bloom in Chile has caused significant mortalities for the industry, and in combination with reduced industry smolt stockings this has resulted in improved prices recently. The comprehensive contract relationships with long term customers, increased earnings contributions from Marine Harvest Feed and an increasing share of salmon sold as value added products, contributed to increased earnings stability.

The biological situation in Norway has been a key concern in 2015. The sea lice challenges must be addressed in order to sustainably grow the industry. This will continue to be a concern in 2016 and biological costs will remain significant. Nonetheless, Marine Harvest is better prepared to combat these challenges this year. The Board of Directors is excited about the prospects for the 14 development licenses where the new closed farming technology called the "Egg" will be tested.

In 2016 Marine Harvest will continue to invest across the value chain to support organic growth

2015 was a challenging year for farming Scotland. Steps have therefore been taken to improve the sustainability of the operations and to ensure that the business is positioned for profitable growth. However, it will take some time to achieve improved results from Farming Scotland as the current generation of salmon harvested exhibits high costs.

In Chile the farming results were very weak in 2015 due to record low prices and high costs. After the year end closing, algal blooms have caused severe mortalities of fish in the Chilean industry. Coupled with the 17% decline of smolt stocking year-over-year for the last four months of 2015, the salmon price has increased significantly. As a result of biological issues the Board of Directors has advocated for lower production in Chile for a long time. Lower biomass in the time ahead is expected to improve the biology and tighten the market balance - both decisive factors to regain profitability for the Chilean salmon industry.

The biological performance in Canada was good in 2015 and the region should benefit from an improved supply/demand balance in the American market going forward.

The Board of Directors is pleased with the new long term contract awarded with one of the leading UK retailers in which Marine Harvest will supply value added fresh and smoked salmon products in the years to come. The supplying plant in Rosyth Scotland has, however, experienced start-up challenges and lost money. A recovery plan has been initiated and the Board of Directors expects the organization to capitalize on the know-how within Marine Harvest and streamline operations. Many other entities within Consumer Products are delivering good results.

In 2016 Marine Harvest intend to continue to invest across the value chain to support organic growth. Marine Harvest's capital expenditure budget for 2016 is approximately NOK 1,800 million and working capital investments is expected to be approximately NOK 300 million. A number of attractive projects have been identified to increase productivity and efficiency across all Business Areas. A key focus area for Marine Harvest is to further expand within the Farming segment and particularly on the freshwater side where the ambition is to produce larger smolts. Targeted investments will also be made within Feed, Consumer Products and Markets.

The feed plant in Norway has been a success and in 2015 produced approximately 280,000 tonnes of feed covering approximately 80% of Marine Harvest's Norwegian feed requirements. Several production records were set throughout the year, and a new capacity threshold is targeted for 2016 of around 310,000 tonnes. The increased capacity follows further efficiency improvements. Marine Harvest has decided to build a new feed plant in Scotland. In 2016 the target is to decide on a specific location and obtain all relevant approvals. The investment is estimated to approximately GBP 80 million and will be phased over the years

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2016-2018, with approximately 95% of the capital expenditure falling within 2017-2018.

Marine Harvest is evaluating expanding business activity into service vessels. The Company currently charters 44 vessels ranging from work boats and well boats to feed boats. The biological situation in Norway and our other farming regions makes well boats an integrated part of the value chain. Marine Harvest is currently in the process of hiring a COO for "Marine Harvest Shipping".

Marine Harvest's predominant currency is EUR which accounts for more than 50% of Marine Harvest's net cash flow. Marine Harvest has managed its cash flow in EUR and used EUR as its main financing currency since the establishment of the Group in 2006. Accordingly, the Board of Directors is pleased to inform that Marine Harvest will change the Group's financial reporting currency from NOK to EUR from the first quarter of 2016. This will make the reporting currency consistent with a significant part of the Group's cash flow, cash flow management and financing, and as such, be an important step to reduce financial risk. The functional currency of the parent company Marine Harvest ASA will also be changed from NOK to EUR.

The market balance is expected to be tight in 2016 as global supply is forecast to decline by approximately 3%, prior to the recent algal bloom in Chile, by Kontali Analyse. At the same time global demand is expected to be robust. Accordingly, the Nasdaq forward price for 2016 has increased to a record high NOK 52 per kg (EUR 5.4 per kg).

BERGEN, APRIL 01, 2016

Ole-Eirik Lerøy *Chaiman of the Board*	Leif Frode Onarheim *Vice Chairman of the Board*	Cecilie Fredriksen
Lisbet K. Nærø	Ørjan Svanevik	Heléne Vibbleus
Stein Mathiesen *Employee representative*	Lars Eirik Hestnes *Employee representative*	Kjellaug Samland *Employee representative*
	Alf-Helge Aarskog *Chief Executive Officer*

DESCRIPTION 2015 TARGET STATUS 2015 2014 2013 2012 2011 2010 Profit Profitability ROCE% > 12% 12.6% 20.2% 18.5% 3.9% 16.7% 20.4 % Solidity NIBD (NOK million) < EUR 1 050 million 9 592.1 9 267.9 7 790.7 5 381.0 6 467.3 5 218.1 Planet Climate friendly food production # of ASC sites certified On target to 100% by 2020 39 (24%) 8 0 0 0 0 CO2e intensity Feed TBD 64 79 na na na na CO2e intensity Farming TBD 201 132 149 139 na na CO2e intensity Sales and Mar- keting TBD 104 59 48 40 na na Escape prevention # of escaped fish 0 94 450 2 052 73 744 3 150 71 515 144 512 Norway 0 70 447 48 60 534 2 71 514 1 170 Scotland 0 16 003 4 210 0 0 11 111 Canada 0 0 0 0 7 1 43 623 Chile 0 8 000 2 000 10 000 400 0 0 Fish health management Survival rate in sea (avg mt) On target to > 99.5% by 2020 98.6% 99.0% 99.2% 99.2% 99.3 % Lice management % of sites above limit (avg mt) 0% 13.9% 7.7% 6.0% 12.2% 11.9% 8.2 % Norway 0% 4.7% 5.0% 3.0% 8.0% 8.0% 15.0 % Scotland 0% 49.0% 28.0% 10.0% 15.0% 12.0% 10.0 % Canada 0% 25.0% 6.0% 0.0% 6.0% 2.0% 6.0 % Chile 0% 8.0% 3.0% 8.0% 24.0% 14.0% 5.0 % Medicine use Antibiotics (gr per tonne prod) Reduction from 2014 82 40 26 12 40 28 Norway Reduction from 2014 0 0 0 0 0 0 Scotland Reduction from 2014 1 24 3 13 15 6 Canada Reduction from 2014 25 22 56 43 16 98 Chile Reduction from 2014 574 241 159 71 368 320 Feed sustainability Fish meal incl per tonne Reduction from 2014 Norway Reduction from 2014 12% 14% 11% 13% 15% 17% Scotland Reduction from 2014 17% 20% 17% 19% 20% 21% Canada Reduction from 2014 7% 9% 9% 9% 14% 16% Chile Reduction from 2014 6% 8% 12% 14% 18% 20% Product Innovation Number of brands launched Be a driving force in creating market growth 0 2 3 na na na Quality seafood Superior share > 92% 92% 93% 89% 91% 92% 89% Healthy seafood Omega 3 content vs internal target > 1g per 100 g product yes yes yes yes yes yes Safe seafood Level of environmental pollutants. bacteria. viruses. pathogens and residues Compliant with laws and regualtions yes yes yes yes yes yes People Employee safety LTI per million hrs worked Reduction from 2014 11.4 11.4 13.8 13.7 Absenteeism % < 4% 4.8% 5.0% 4.8% 3.4% 3.8% 3.8% 125124 2015 achievement on ambitions MH Integrated Annual Report 2015 Bord of Directors reportBord of Directors reportMH Integrated Annual Report 2015

126 MH Integrated Annual Report 2015 Corporate Governance

Corporate Governance

→ Marine Harvest ASA ("Marine Harvest" or the "Company") considers good corporate governance a prerequisite for generating shareholder value, as well as achieving a low cost of capital and merit investor confidence. Marine Harvest strives to ensure that its internal control mechanisms and management structures comply with generally accepted principles for good corporate governance.

Marine Harvest holds the view that its current policies for corporate governance are in line with the latest version of the Norwegian Code of Practice for Corporate Governance (the "Norwegian Code"). A full description of the Norwegian Code is available from the Oslo Stock Exchange's website (www.ose.no). As a consequence of Marine Harvest's listing on the New York Stock Exchange, the Company also complies with certain sections of the Sarbanes-Oxley ("SOX") Act and other applicable requirements for listed companies.

The following sections explain how Marine Harvest has addressed the various issues covered by the Norwegian Code.

1. IMPLEMENTATION AND REPORTING OF CORPORATE GOVERNANCE PRINCIPLES

The Board of Directors of Marine Harvest (the "Board") is aware of its responsibility for the development and implementation of internal procedures and regulations to ensure that the Company and its subsidiaries (together, the "Group") complies with applicable principles for good corporate governance. The Board reviews the overall position of the Group in relation to such principles annually, and reports thereon in the Company's annual report in accordance with the requirements for listed companies and the Norwegian Code. The Board has defined the Group's overall vision as "Leading the Blue Revolution". Closely linked to the vision are the Group's global values "Passion", "Change", "Trust" and "Share".

- *Passion for the company and the product: passion is the key to our success and how we make a difference.*
- *Change is the new "normal": we are ready for change and work continuously to improve our operations.*
- *Trust is essential in everything we do: our operations provide safe, delicious and healthy food, and we deliver on our promises.*
- *Share is the backbone of our more than 12,000 employees: we share knowledge and experience, we are open and transparent, and we cooperate with key stakeholders globally.*

Marine Harvest's leadership principles were put in place to strengthen the link between individual management actions and our vision. Our leadership principles are:

- *Inspire people: we recruit the very best and build talent for the future. We strive to create winning teams and challenge people to succeed.*
- *Make it happen: we challenge existing thinking and promote change and innovation. We encourage people to propose solutions and learn from mistakes.*
- *Live the values: we want our leaders to be role models and build our culture; leaders should show direction and engage with stakeholders.*

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128 MH Integrated Annual Report 2015 Corporate Governance

– *Think and act: we want our leaders to think and act as if the company was their own. Leaders should do what is best for the company, bearing in mind both the short and the long-term picture.*

With a new Human Resource system, People @ Marine Harvest (Oracle HCM) to help us track and follow up management compliance with these leadership principles, we are in position to start measuring our managers' performance in 2016.

Marine Harvest's objective is defined in the Company's articles of association

The Group is made up of individuals with different backgrounds, nationalities, cultures and customs. Their conduct – what each and every employee does and says each day – determines the Group's ability to succeed as an organization. The Code of Conduct sets standards for behavior that can be expected between colleagues, and that external parties can expect from employees of the Group. The Code of Conduct was updated in 2014. It has been communicated to employees, and it is expected that all employees make a personal commitment to abide by the Code of Conduct. Testing of each employee's understanding has been, and will continue to be, carried out regularly. The most recent test was performed in December 2015. The Code of Conduct is available at www.marineharvest.com.

Our four guiding principles underpin our vision and guide our behavior in a balanced way. Growth must be sustainable from an environmental, social and financial perspective. We need good financial results to drive the sustainable development of our operations. This interdependency is the foundation for our four equally important guiding principles: "Profit", "Planet", "Product" and "People".

- *Profit: our profits hinge on our ability to provide customer value from healthy, tasty and nutritious seafood, farmed both cost-effectively and in an environmentally sustainable way that maintains the aquatic environment and respects the needs of the wider society.*
- *Planet: our operations and long-term profitability ultimately depend on sustainable and environmentally responsible interactions with the natural environment. We rely on qualified personnel to maintain fish health, avoid escapes and minimize the environmental impact of our operations.*
- *Product: we aim to continually deliver healthy, tasty and responsibly produced seafood to our customers to deliver long-term financial profitability.*
- *People: the safety, self-respect and personal pride of our employees cannot be compromised if Marine Harvest is to succeed as a company and maintain good relationships with local communities.*

Marine Harvest has defined specific ambitions for each principle, with corresponding key performance indicators. Defining targets is an integrated part of the budget and long-term planning processes, and achievements are reported in operational review meetings with all Business Units, and in business review meetings with the three Business Areas; Feed, Farming and Sales and Marketing. Development and implementation of best practice is achieved through the global quality system, Qmarine, which contains our standard operating procedures. In addition, a global set of policies have been drawn up to guide decisions, manage risk and achieve results. Marine Harvest's governance and management structure is further described on the website at www.marineharvest.com.

2. BUSINESS

Marine Harvest's objective is defined in the Company's articles of association: "The objective of the Company is production, refinement, sale and distribution of seafood and goods used in seafood production, either directly or through participation in other companies and hereto-related activities."

The articles of association are available from the Group's website at www.marineharvest.com. To achieve the objective set forth in the articles of association, the Board has adopted a corporate strategy whose ambitions and priorities lie within the framework of the Group's vision and four guiding principles. The vision "Leading the Blue Revolution" provides direction and shows possibilities. The Group's overall ambition is to grow organically as well as through acquisitions. At present, growth is focused on the salmon value chain, from feed to fork.

In line with this strategy, the Group's first feed plant was opened in Norway in July 2014, and it has proven to be a success. In December 2015 the Board of Directors approved the development of a new feed plant in Scotland. In 2014 the downstream operations of Marine Harvest VAP Europe were merged with Morpol's processing activities to form Marine Harvest Consumer Products. The ambition of Consumer Products is to become a seafood category leader, with a strong focus on quality, innovation, brand building and excellent customer service. As we are aiming for growth in sales of value-added products, production capacity must also increase. Our Rosyth plant, near Edinburgh, opened in 2015. It offers capacity and scope for a wide range of innovative products in the seafood category. In 2015 we also largely completed upgrading the processing plant in Ustka, Poland, to streamline the operation and improve production efficiency. These are all important steps to becoming a leading integrated provider of proteins from the ocean.

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Through its discussion of the long-term plan, the Board sets the targets for the Group for the following five years

The material aspects of the four guiding principles were systematically assessed for the first time in 2012. Based on this assessment, our key performance indicators were realigned to the different material aspects of the operations. In 2015 the assessment was reviewed and the material risks/challenges and opportunities were found to be largely unchanged. The process of defining material aspects is thoroughly discussed in the appendix to this Integrated Annual Report, and in the section Risk Management – the Marine Harvest Way. The ambitions and the priorities set to achieve them are regularly reviewed and revised by the Board. Through its discussion of the long-term plan, the Board sets the targets for the Group for the following five years. Many of the targets are discussed in the relevant sections of this Integrated Annual Report (R&D, Profit, Planet, Product and People).

3. EQUITY AND DIVIDENDS

The shareholders' equity as of December 31, 2015 was NOK 18,187.2 million, which represents 45.2% of the Group's total assets. Marine Harvest ASA's objective is to maintain an equity level that is appropriate for the Company's strategy and risk profile. The Board's ambition is that Marine Harvest ASA's shareholders will achieve a competitive return on their investment over time, through a combination of dividends and an appreciation of the value of the Company's shares.

Any transaction between the Company and a related party will be on arm's length terms

The Board has defined the following long-term dividend policy:

- *The quarterly dividend level shall reflect the Company's present and expected future cash flow generation*
- *To this end, a target level for net interest-bearing debt is determined, reviewed and updated on a regular basis*
- *When the target is met, at least 75% of the annual free cash flow after operational and financial commitments will be distributed as dividends*

To facilitate quarterly distribution of dividends in an efficient and cost effective manner, the Board seeks a general authorization from the General Meeting to distribute dividends. Such authorizations shall, however, be limited to a maximum aggregate amount, and limited in time to the next Annual General Meeting ("AGM"). At the 2015 AGM, the Board was granted the following authorizations:

- *To approve the distribution of dividends based on the Company's annual accounts for 2014. The authority also includes distribution in the form of repayment of paid-in capital.*
- *The authority may be used to approve the distribution of dividends up to an aggregate amount of NOK 5,000,000,000.*
- *The authority is valid for dividends from and including the second quarter of 2015 until the AGM in 2016, though no later than June 30, 2016.*
- *To purchase up to 45,008,565 shares in the Company (representing 10% of the shares in issue at the time) during the period up until the AGM in 2016, though no later than June 30, 2016.*
- *To increase the Company's share capital by up to 45,008,565 shares (representing 10% of the shares in issue at the time). The authority did not define the purpose(s) of such a capital increase. The authority expires at the AGM in 2016, though no later than June 30, 2016.*
- *To take up convertible bond loans of up to NOK 3,200 million (par value), convertible to a maximum of 64 million new shares, with a total share capital increase of up to NOK 480 million, during the period up until the AGM in 2016, though no later than June 30, 2016.*

4. EQUAL TREATMENT OF SHAREHOLDERS AND TRANSACTIONS WITH RELATED PARTIES

Marine Harvest ASA has one class of shares.

Any purchase or sale by the Company of its own shares will be carried out either through the Oslo Stock Exchange or at prices quoted on the Oslo Stock Exchange.

Marine Harvest also has American Depositary Shares (ADSs) represented by American Depositary Receipts (ADRs) listed on the New York Stock Exchange.

Any transaction between the Company and a related party will be on arm's length terms or, if relevant, will rest on a valuation obtained from an independent third party. Marine Harvest ASA will make sure that major transactions with related parties are approved by the AGM in accordance with the Norwegian Public Limited Liability Companies Act.

The Board is currently authorized to set aside the pre-emption rights of existing shareholders in capital increases if it exercises its authority to issue new shares, cf. above. This is to simplify the procedure in connection with capital increases to finance further growth and/or the offering of shares as consideration in acquisitions where this is deemed a favorable form of settlement. Members of the Board and the Global Management Team have an obligation, pursuant to the Company's Code of Conduct, to disclose to the Board any material interest in transactions to which the Group is a party. The Code of Conduct is available at www.marineharvest.com.

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The interests of the Company's shareholders are primarily exercised at the Company's general meetings

5. FREELY NEGOTIABLE SHARES

All shares in the Company have equal rights and may be traded freely. Marine Harvest also has American Depositary Shares (ADSs) represented by American Depositary Receipts (ADRs) listed on the New York Stock Exchange.

6. GENERAL MEETINGS

The interests of the Company's shareholders are primarily exercised at the Company's general meetings. It is the Company's goal that as many shareholders as possible are given the opportunity to participate in its general meetings and that the general meetings are organized so as to ensure that they represent an effective forum for the Company's shareholders to express their views.

Notices of general meetings are made available on the Company's website, www.marineharvest.com, and through a separate notice to the Oslo Stock Exchange at least 21 days in advance of the general meeting.

All shareholders with a known address are notified of general meetings a minimum of two weeks in advance. The notice contains detailed information on the resolutions proposed and matters to be considered at the general meeting. It includes the deadline for shareholders to register their intention to attend the general meeting, as well as instructions on how they can cast their votes by proxy. The deadline for registration is set as close to the date of the general meeting as possible.

When documents concerning matters that are to be dealt with at a general meeting have been made accessible to the shareholders on the Company's website, the requirement stipulated by the Norwegian Public Companies Act that the documents shall be sent to shareholders by ordinary mail does not apply. This also applies to documents which, according to law, shall be included in or enclosed with the notice of a general meeting. A shareholder can, however, demand that documents concerning matters that are to be dealt with at a general meeting be sent to him or her by ordinary mail.

The notice of a general meeting shall contain a reference to the Company's website, where shareholders can access relevant documents and, if appropriate, any other information that shareholders may need to gain access to such documents.

The Chairman of the Board, the leader of the Nomination Committee, the CEO and the external auditor shall all be present at the AGM. Marine Harvest does not have a policy that requires the other directors of the Board to attend the AGM.

The AGM elects a chair to preside over the meeting and one person to sign the minutes of the meeting together with the elected chair. The minutes are published on the Company's website.

The AGM approves the annual financial statements and annual report, the Board of Directors' report and any proposed dividend. The AGM also approves the remuneration to be paid to the members of the Board, the Nomination Committee (as defined below) and the external auditor.

Other items on the agenda for the AGM may include authorization for the Board to acquire the Company's shares and to increase the Company's share capital, to take up loans convertible into shares, and the election of the members of the Board and the Nomination Committee (please refer to section 3 Equity and Dividend).

Pursuant to Section 6-16a of the Norwegian Public Limited Liability Companies Act, the Board has implemented guidelines for the determination of the remuneration payable to the Company's CEO and other senior executives. These guidelines are tabled for resolution at the AGM.

All shares carry an equal right to vote at general meetings. Resolutions at AGMs are normally passed by simple majority unless otherwise required by Norwegian law.

The Annual General Meeting for 2014 was held on June 8, 2015. Relevant documents relating to the 2015 AGM are available on the Company's website www.marineharvest.com.

7. NOMINATION COMMITTEE

The AGM elects the Company's nomination committee (the "Nomination Committee"). The Nomination Committee consists of three members, all of whom are independent of the Board and the Company's executive management. The current members of the Nomination Committee are: Robin Bakken (Chairman), Nils Bastiansen and Merete Haugli. The Nomination Committee submits its recommendations to the AGM regarding the election of members to the Board and the Nomination Committee and their respective remuneration.

The general meeting has approved a set of instructions defining the responsibilities of the Nomination Committee. These instructions are available from www.marineharvest.com. All shareholders are invited to propose candidates to the Board and the Nomination Committee through the Company's website.

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All Board members are considered independent of the Company's executive management

8. CORPORATE ASSEMBLY AND BOARD OF DIRECTORS: COMPOSITION AND INDEPENDENCE

The Company does not have a corporate assembly.

According to the Company's articles of association, the Company shall have a Board consisting of a minimum of six and a maximum of 12 members. The Chairman of the Board and the Deputy Chairman of the Board are both elected by the general meeting based on a proposal from the Nomination Committee, as are the other members representing the shareholders. Board members are elected for a period of one or two years at a time. In order to ensure continuity, not all seats on the Board come up for election in the same year.

At present, the Board consists of nine members, of which six are elected by the general meeting and three are representatives of the employees in Norway. All Board members are considered independent of the Company's executive management and material business partners. The majority of the Board members elected by the shareholders are independent of the Company's largest shareholder. No executives are members of the Board.

The members of the Board, including their CVs, are presented in this Integrated Annual Report. The shareholdings of Board members are listed in Note 24. The Board is of the opinion that it has sufficient expertise and capacity to perform its duties in a satisfactory manner.

All three members of the Audit Committee are deemed to be independent of the Company's management

9. THE WORK OF THE BOARD OF DIRECTORS

According to the Norwegian Public Limited Liability Companies Act, the Board has overall responsibility to oversee the management of the Company, while the CEO is responsible for day-to-day management. The Board is responsible for ensuring that the Group's activities are soundly organized, and for approving all plans and budgets for the activities of the Group. The Board approves a statement of the CEO's duties, responsibilities and authorizations.

The Board keeps itself informed about the Group's activities and financial situation, and is under an obligation to ensure that its activities, financial statements and asset management are subject to adequate control through the review and approval of the Group's monthly and quarterly reports and financial statements. The Board shall also ensure that the Group has satisfactory internal control systems.

The CEO is in charge of the day-to-day management of the Group, and is responsible for ensuring that the Group is organized in accordance with applicable laws, the Company's articles of association and the decisions adopted by the Board and the Company's general meeting. The CEO has particular responsibility for ensuring that the Board receives accurate, relevant and timely information in order to enable it to carry out its duties. The CEO shall also ensure that the Group's financial statements comply with Norwegian legislation and regulations and that the assets of the company are soundly managed.

The Board has formally assessed its performance and expertise in 2015 as recommended by the Norwegian Code.

The Board conducted 24 meetings during 2015, of which eight were held in person. The attendance rate at the physical meetings was 93%. In 2015 the Board continued to spend significant time on the strategic positioning of the company following the decision to transform the Group from a production-driven farming company into an integrated producer of protein from the ocean.

The Board has chosen not to appoint a remuneration committee. Matters relating to the remuneration of executive personnel are discussed by the Board without presence of the CEO or other management representatives.

The Board has one subcommittee: The Audit Committee.

THE BOARD'S AUDIT COMMITTEE

The Board's Audit Committee consists of three directors: Leif Frode Onarheim, Heléne Vibbleus and Lisbet K. Nærø (the "Audit Committee").

The responsibility of the Audit Committee is to monitor the Company's financial reporting process and the effectiveness of its systems for internal control and risk management. The Audit Committee shall also keep in regular contact with the Company's auditor regarding the auditing of the annual accounts, and shall evaluate and oversee the auditor's independence. The Audit Committee reviews ethical and compliance issues. All three members of the Audit Committee are deemed to be independent of the Company's management. The Audit Committee reports to the Board. The Audit Committee conducted eight meetings during 2015. Apart from the regular items to be covered by the committee, the implementation of internal controls with respect to financial reporting in accordance with the requirements of the SOX Act's Section 404 was given particular priority during 2015.

The Audit Committee has formally assessed its performance and expertise in 2015 as part of the Board's assessment.

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10. RISK MANAGEMENT AND INTERNAL CONTROL

The Board and management attach great importance to the quality of the Group's risk management and internal control systems. Risk management and internal control systems are important to enable the Group to meet its strategic goals. These systems form an integrated part of management's decision-making processes and are central elements in the organization of the Group and the development of routines.

By means of a materiality assessment we have identified areas of opportunity and risk that could influence our ability to achieve our goals and deliver on our strategy.

A continuous risk management process is performed to ensure that the Group is managed in accordance with the risk profile and strategies approved by the Board

Risk management is what we do to manage our risk in order to provide reasonable assurance to our stakeholders that we will achieve our goals. We have applied the COSO enterprise risk framework, dividing risk into four categories:

1. Operational risk
2. Strategic risk
3. Reporting risk
4. Compliance risk

As we consider our operational risk to cover several individually important sub categories of risk, we have chosen a more detailed risk categorization. Our operational risk category therefore includes the following sub categories:

a. Risks related to the sale/supply of our products
b. Risks related to governmental regulations
c. Risks related to our fish farming operations
d. Risks related to our supply of fish feed and feed operations
e. Risks related to our industry
f. Risks related to our business
g. Risks related to our financing arrangements
h. Risks related to tax and legal matters
i. Risks related to climate change

We updated our risk categorization in 2015 in an effort to present a consistent and complete risk picture in our different reports. We believe that our updated categorization addresses the main risk areas that could influence our ability to deliver on our strategy. We work continuously to mitigate identified risks and capitalize on opportunities by tracking and following up key performance indicators within the framework of our four guiding principles. We believe that our long-term success depends on our ability to manage the risks associated with our operations, strategy, reporting and compliance.

For more detailed descriptions of the risks associated with our operations, please see the section Risk Management The Marine Harvest Way and the sections "Profit", "Planet", "Product" and "People" included in this Integrated Annual Report, as well as our Annual Report on form 20-F, which is available from our website. For a more detailed description of the risks related to our financing arrangements, please refer to the Board of Directors report and Note 13 to the Group financial statements.

The risk of material misstatements in our financial reporting is addressed by key controls as part of the SOX internal control requirements.

A continuous risk management process, including analysis, management and follow-up of significant risks, is performed to ensure that the Group is managed in accordance with the risk profile and strategies approved by the Board. This process encompasses the Group's guiding principles and ethical guidelines. The Board reviews the Group's overall risk profile in relation to strategic, operational and transaction-related issues at least once every year. The status of the overall risk situation is reported and discussed with the Board in connection with the annual budget process. The Audit Committee assists the Board and functions as a preparatory body with regards to surveillance of the Company's systems for internal control, internal audit and risk management.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board and Group management are responsible for establishing and maintaining adequate internal control over financial reporting. The process for internal control is developed under the supervision of the Chief Financial Officer. The process is intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Group's Financial Statements for external reporting purposes in accordance with International Financial Reporting Standards and the interpretations issued by the International Accounting Standards Board (IASB) as adopted by the European Union (EU IFRS) and the Norwegian Accounting Act.

The Audit Committee monitors financial reporting and its related internal controls, including application of accounting principles and informed judgements. Group management and the Audit Committee have regular meetings with the external auditor present to discuss issues related to financial reporting.

Financial reporting in Marine Harvest is an integrated part of the Group's corporate governance. Distinct roles, responsibilities and duties have been established. Requirements with regard to content and deadlines, including accounting policies, checks and validations, have been clearly defined. A key element in the financial reporting process is risk assessment. A risk assessment is performed at least annually, and key controls and control procedures are established to mitigate identified risks. Compliance is reported to the Audit Committee. The Group's applied accounting principles are described in an online accounting manual.

MH Integrated Annual Report 2015 Corporate Governance 133

All Business Units periodically upload their financial statements into a common consolidation system, based on a common chart of accounts. All subsidiaries are responsible for the accuracy of their reported figures, and for ensuring that their financial reporting is in compliance with the Group's accounting principles. In addition, general and analytical controls of the reported figures are performed at corporate level.

Additional information is disclosed in connection with quarterly and annual reporting. Extended controls are carried out as part of the quarterly and the year-end reporting processes.

The Group has sufficient expertise to complete proper and efficient financial reporting in accordance with IFRS and the Norwegian Accounting Act.

In 2015 our internal control over financial reporting was effective

In 2015 the Company continued to strengthen its internal control with respect to financial reporting, as a result of being subject to Section 404 of the Sarbanes-Oxley Act, following its listing on the New York Stock Exchange (NYSE) in January 2014. The Company's implemented controls were tested by both management and EY, the Company's independent auditor, for the year ended December 31, 2015. Based on the test results, we concluded that our internal control over financial reporting was effective. Our independent auditor, EY has also concluded that our intrnal control over financial reporting was effective and issued an unqualified opinion as part of their audit of the financial statements for the year ended December 31, 2015.

CODE OF CONDUCT AND ETHICAL GUIDELINES

The Code of Conduct describes Marine Harvest ASA's commitment and requirements in connection with ethical issues relevant to business practice and personal conduct. Marine Harvest ASA will, in its business activities, comply with applicable laws and regulations, and act in an ethical, sustainable and socially responsible manner. The Code of Conduct has been communicated to employees, and each employee is expected to make a personal commitment to abide by the Code of Conduct. In 2014 a third-party-operated whistleblower channel was established to facilitate the reporting of concerns about potential violations of the law and breaches of Marine Harvest's Code of Conduct in all areas. In 2015 three incidents were reported through the whistleblower channel. The reported incidents were followed up, but none were found to be of such a nature that serious actions were required.

Marine Harvest has also established a group-wide policy to combat fraud and corruption as part of its risk management, internal control and corporate governance process. The internal audit function, which is outsourced to PwC, also has a specific focus on fraudulent and unethical behavior.

11. REMUNERATION OF THE BOARD OF DIRECTORS

Remuneration for the members of the Board is determined by the AGM based on a proposal from the Nomination Committee. The remuneration reflects the Board's responsibility, expertise, time, commitment and the complexity of the Company's activities. Remuneration is not linked to the Company's performance. All members of the Board, with the exception of the Chairman and the Deputy Chairman, receive the same remuneration. The members of the Audit Committee receive separate, additional remuneration. The fee paid to the members of the Board is fixed for each 12-month period (from AGM to AGM). The remuneration paid to members of the Board is disclosed in Note 15 to the Marine Harvest ASA financial statements.

12. REMUNERATION OF EXECUTIVE MANAGEMENT

The Board of Marine Harvest ASA determines the principles applicable to the Group's policy for compensation of senior executives. The Board is directly responsible for determining the CEO's salary and other benefits. The CEO is, in consultation with the Chairman of the Board, responsible for determining the salary and other benefits for the Group's other senior executives. The Group's senior executives include the management team of each Business Area as well as the senior members of the corporate staff.

The following guidelines underpin the determination of compensation payable to the Group's senior executives:

- *The total compensation offered to senior executives shall be competitive, both nationally and internationally.*
- *The compensation shall contain elements providing necessary financial security following termination of the employment relationship, both before and after retirement.*
- *The compensation shall be motivating, both for the individual and for the senior executives as a group.*
- *Variable elements in the overall compensation package shall be linked to the value generated by the Group for Marine Harvest ASA's shareholders.*
- *The system of compensation shall be understandable and meet general acceptance internally in the Group, among the Company's shareholders and with the public.*
- *The system of compensation shall be flexible and contain mechanisms that make it possible to carry out individual adjustments based on the results achieved and contributions made towards the development of the Group.*

134 135MH Integrated Annual Report 2015 Special note Remuneration of the Company’s CEO and the executive management team is disclosed in Note 15 to the Marine Harvest ASA financial statements. In compliance with the Norwegian Public Limited Liability Companies Act, the Board prepares a state- ment regarding the remuneration of the executive management team for consideration by the AGM. The remuneration package for corporate executive staff consists of the following main elements: – Fixed salary – Benefits-in-kind – Pension – Termination payment – Bonus In addition, the Group has a Share Option Scheme (“Scheme”) for key employees. The Scheme is limited to two years’ salary for each individual. The details of the Scheme are described in Note 14 to the Marine Harvest Group Financial Statements, and in Note 15 to the Marine Harvest ASA financial statements. 13. INFORMATION AND COMMUNICATIONS The Company publishes its financial calendar every year, identifying the dates on which it will present its quarterly reports and when the AGM will be held. All information concerning major events and acqui- sitions is publicly disclosed in line with the require- ments of the Oslo Stock Exchange, and posted on the Company’s website (www.marineharvest.com). All financial reports and other information are prepared and disclosed in such a way as to ensure that shareholders, investors and others receive correct, clear, relevant and up-to-date information equally and in a timely manner. The Company holds public presentations of its results quarterly. The Board has formalized guidelines for dialog with the Company’s shareholders outside the AGM. Marine Harvest ASA is entitled by the Norwegian Se- curities Trading Act to publish all information (includ- ing its annual financial statements) in English only. 14. TAKEOVERS The Board will not seek to hinder or obstruct any public bid for the Company’s activities or shares unless there are particular reasons for doing so. In the event of a takeover bid for the Company’s shares, the Board will not exercise mandates or pass any resolutions with the intention of ob- structing the takeover bid, unless this is approved by the Company’s general meeting following the announcement of such a bid. The Board acknowledges that it has a particular responsibility to ensure that the Company’s share- holders are given sufficient information and time to form a view of any public offer for the Company’s shares. If an offer is made for a significant and controlling stake of the shares, the Board will issue a statement evaluating the offer and will make a recommendation as to whether or not shareholders should accept it. The Board has not established explicit guiding principles for dealing with takeover bids as recom- mended by the Norwegian code. 15. AUDITOR The Company’s elected external auditor is EY. The auditor is independent of Marine Harvest ASA and is appointed by the AGM. The auditor’s fee is approved by the AGM. The auditor presents a plan to the Audit Commit- tee for the audit, and is present at Board meetings dealing with the preparation of the annual ac- counts where the audited financial statements are reviewed and approved. The auditor is also present at all meetings with the Audit Committee. When evaluating the independent auditor, empha- sis is placed on the firm’s competence, capacity, local and international availability and the level of the fee expected. The auditor submits a management letter to the Audit Committee and the Board following its audit of the Group’s and the Company’s annual financial statements. The management letter, in addition to describing the audit review, includes an evaluation of the Group’s internal control systems. The Board and the Audit Committee hold regular meetings with the auditor without the presence of management. The auditor also participates in the AGM. Information about the fee paid to the auditor is stated in Note 32 to the Group financial state- ments. The independent auditor’s remuneration is split between the audit fee, other authorization services, tax advisory services and other non-au- dit related services. To the extent that the auditor provides services over and above the audit, this is discussed separately on a case-by case basis prior to engagement, to ensure that there are no conflicts of interest. All engagements other than audit-related services are approved by the Chairman of the Audit Committee prior to start-up. The Board and the Audit Committee hold regular meetings with the auditor without the presence of management Special note Regarding Forward - Looking Statements This annual report contains forward-looking statements that reflect our current expectations and views of future events. Some of these forward- looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward- looking statements include statements relating to: – our goals and strategies; – our plans with respect to construction and opening of new production facilities, such as the feed plant in Scotland and the expected cost, capacity and timing for such projects; – our plans with respect to Marine Harvest Shipping; – our ability to increase or otherwise vary our harvest volume in the short or long term and our expected investments in working capital; – the expected trends in global demand for seafood; – our expected sales of fish feed; – the expected trends in consumer preferences; – capacity to expand salmon production in Norway or elsewhere; – the expected trends in the seafood industry, globally and regionally; – the expected trends in human population growth; – the expected trends in income growth in emerging markets; – our ability to control or mitigate biological risks, including fish diseases and sea lice, through the use of vaccines, treatment or otherwise, and other risks to our fish stocks; – expected developments in the cost and availability of fish feed raw materials; – climate change; – our dividend policy; – updates with respect to our legal proceedings; – our expected capital expenditures and commitments; – our ability to maintain access to and produce quality fish feed; – future movements in the price of salmon and other seafood; – our ability to effectively manage the impact of escapes and predation on our stock; – our ability to continue to develop new and attractive high quality products; – our ability to overcome any interruptions to the operations of our farms, our feed plant or our primary or secondary processing facilities; – our expected biological costs; – our expected investments, including our project pipeline and other expansion efforts; – competition in our industry and from other protein sources, such as beef, pork and chicken; – the prospects of the Chilean and North American salmon industry; – our restructuring efforts, including the restructuring of Marine Harvest Farming Scotland and Marine Harvest Chile; – the expected effects of the change in our reporting currency from NOK to EUR; – our research and development plans and expectations; and – developments in, or changes to, the laws, regulations and governmental policies governing our business and industry, including the developments with respect to licenses. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, such factors are described in the relevant sections in this Integrated Annual Report and in our Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this annual report. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The factors set forth in Risk Management - The Marine Harvest Way could cause our actual results to differ materially from those contemplated in any forward-looking statement included in this annual report should not be construed as exhaustive. You should read this annual report with the understanding that our actual future results may be materially different from our expectations. Corporate GovernanceMH Integrated Annual Report 2015

137136 Board of Directors Mr. Lerøy has been a director of Marine Harvest ASA since 2009. He is the managing director of the investment company Framar AS and holds various board positions in connection with Framar’s investments. Mr. Lerøy has broad experience in the seafood industry: - CEO of Lerøy Seafood Group ASA, a seafood production and distribution company based in Bergen, Norway, 1991 - 2008 - Chairman of the Norwegian Seafood Federation (FHL), a body representing companies within the fisheries and aquaculture sectors in Norway, 2000 - 2006 - Chairman of the Board of the Norwegian Seafood Export Council (NSEC), a body that promotes Norwegian seafood outside Norway, 1994 - 2000 - Vice Chairman of DNB Supervisory Board, 2006 - 2008 - Member of the Board of the International Groundfish Forum, 2000 - 2015 Mr. Lerøy is educated at the Norwegian School of Management. Mr. Onarheim has been a director of Marine Harvest ASA since 2006. He serves as a deputy mayor and member of executive committee of the Asker Council. Mr. Onarheim has extensive experience from the consumer products industry: - President and CEO of Nora Sunrose AS and CEO of Nora Industrier ASA, Norway’s largest manufacturer of beer, soft drinks and a variety of food products, 1971- 1991 - Chairman of the Board of Orkla ASA (after the merge between Nora and Orkla ASA), 1991 - 1992. - President of the Norwegian School of Management, 1993 - 1997 - Chairman of the Federation of Norwegian Industries, 1997 - 2001 - Member of the Norwegian Parliament, 2001 - 2005 - Directorships in various private and governmental enterprises - Director of Fjord Seafood ASA, a company acquired by Marine Harvest, 2005 - 2006 Mr. Onarheim has a degree from the Norwegian School of Economics. Ms. Fredriksen has been a director of Marine Harvest ASA since 2008. She is as an executive officer at Frontline Corporate Services Ltd. Ms. Fredriksen serves as a member of several boards: - Aktiv Kapital ASA, 2006 - 2015 - Northern Offshore Ltd., an operator of offshore oil and gas drilling units and production vessels, 2008 - 2015 - Archer Ltd., an oilfield service provider, 2008 - 2015 - Ship Finance International Ltd., a vessel owning company, since 2008 - Norwegian Property ASA, since 2015 Ms. Fredriksen holds a degree in Business and Science from London Metropolitan University. Ms. Vibbleus has been a director of Marine Harvest ASA since 2014. Ms. Vibbleus is vice president internal audit, CAE at Autoliv Inc. and holds various boards and audit committee positions. Ms. Vibbleus has long experience within governance, management, accounting and auditing: - Authorized public accountant and later partner at PwC, 1983 – 2001 - Senior vice president (group controller/head of internal audit) at AB Electrolux, 2001 – 2007 - Non-executive independent director and member/ chairman of the audit committee of Trelleborg AB, since 2004 - Management consultant at Pertendo AB, 2007 – 2014 - Non-executive independent director and member of the audit committee of TradeDoubler AB, 2009 – 2013 - Non-executive independent director and member/ chairman of the audit committee of Renewable Energy Corporation ASA, 2010 - 2013 - Non-executive independent director and chairman of the audit committee of Scandi Standard AB, since 2014 - Chief audit executive at Elektra AB, 2014 - 2015 Ms. Vibbleus has a Bachelor of Science in Business Administration from the University of Linköping. Ms. Nærø has been a director of Marine Harvest ASA since 2015. She is CEO at Fana Sparebank and holds various board positions in connection with the banks investments. Ms. Nærø has comprehensive experience from banking and financial services: - CFO of BNR/Fjordline ASA, 2001 - 2003 - CFO of Sparebanken Vest, 2003 - 2006 - CFO of SpareBank 1 SR-Bank, 2006-2009 - CEO of BN Bank ASA, 2009 - 2011 - CEO of Tide ASA, 2011 - 2014 - Directorships in various investment funds - Member of the Board of the Holberg Funds, since 2012 - Member of the Board of Bergen Næringsråd, from 2013 Ms. Nærø has a Master of Science of Business from the Norwegian School of Economics, a Bachelor of Law from the University of Bergen, MBA from the University of Central Florida and the Advanced Management Program from Harvard Business School. Mr. Svanevik has been a director of Marine Harvest ASA since 2014. He is director of the Seatankers Group. Mr Svanevik has worked for nearly a decade in corporate advisory and investment banking: - Controller at Schlumberger, 1991 - 1994 - Director of Arkwrigth Consulting, 1994 - 2001 - Head of business development at Aker Solutions ASA, 2001 - 2004 - COO and EVP of Kværner ASA, 2004 - 2005 - Partner and head of M&A at Aker ASA, 2005 - 2008 - Managing director for the investment advisory Oavik Capital, 2008 - 2014 - Member of various Boards, including Seadrill and Mesta, since 2014 - Member of the Boards of North Atlantic Drilling, Archer and Norgesgruppen, since 2015 Mr. Svanevik has a Master of Business and Economics from Norwegian School of Management, MBA from Thunderbird and the Advanced Management Program from Harvard Business School. Ole-Eirik Lerøy (1959) Chairman of the board Lisbet K. Nærø (1963) Ørjan Svanevik (1966) Heléne Vibbleus (1958) Leif Frode Onarheim (1934) Vice Chairman, Chairman of the Audit Committee Cecilie Fredriksen (1983) Board of DirectorsBoard of DirectorsMH Integrated Annual Report 2015 MH Integrated Annual Report 2015

138 MH Integrated Annual Report 2015 Board of Directors







Stein Mathiesen

(1973)
Employee representative

Mr. Mathiesen was elected to the board of directors as a representative of the employees in 2012. He is a factory scheduler at Marine Harvest Norway region West and also a representative of various associations, including the Norwegian Seafood Research Fund (FHF).

Mr. Mathiesen has been in the seafood industry since 1989:
- *Manufacturer at Domstein, 1989 - 1995*
- *Section leader at Rex Star Seafood, 1995 - 1998*
- *Section leader at Olsten Engineering/ISS, 1998 - 2007*

Mr. Mathiesen is a trained food technician from Norconserv in Stavanger.

Lars Eirik Hestnes

(1969)
Employee representative

Mr. Hestnes was elected to the board of directors as a representative of the employees in 2014. He is a Health, Safety and environment (HSE) coordinator and BrainSafe instructor in Marine Harvest region Mid.

Mr Hestnes has been in the seafood industry since 1988:
- *Freshwater farm technician, 1988 - 1990*
- *Farm technician at Marine Harvest region Mid, 1993 - 1994*
- *Sea site manager at Marine Harvest region Mid, 1994 - 2012*

Mr. Hestnes has a certificate of completion as farm technician and management courses organized by Addisco/FLT at Bergen University College.

Kjellaug Samland

(1956)
Employee representative

Ms. Samland was elected to the board of directors as a representative of the employees in 2014. She is an operational manager freshwater in Marine Harvest Norway region South. Ms. Samland is also a member of the local councils executive committee.

Ms. Samland has worked in the seafood industry since 1992:
- *Fish farming at Herand Fiskeindustri/Aqua Farms, later acquired by Pan Fish, 1992 - 2006*
- *Member of the local council and the local councils executive committee, 2003 - 2011*

Ms. Samland has a degree in aquaculture and fish diseases from the University of Bergen.

MH Integrated Annual Report 2015 Financial statements and notes 139

Financial statements and notes

140 Marine Harvest Group / Financial statements and notes
196 Marine Harvest ASA / Financial statements and notes

140 MH Integrated Annual Report 2015 Financial statements and notes / Group

Marine Harvest Group
Financial statements and notes

141 Statement of comprehensive income
142 Statement of financial position
144 Statement of changes in equity
146 Statement of cash flow

147 Note 1 / General information
147 Note 2 / Significant accounting policies
152 Note 3 / Estimates and judgments
153 Note 4 / Business segments
156 Note 5 / Business combinations, assets held for sale and discontinued operation
157 Note 6 / Biological assets
160 Note 7 / Inventory
160 Note 8 / Impairment testing of intangible assets
162 Note 9 / Intangible assets
165 Note 10 / Property, plant and equipment
167 Note 11 / Interest-bearing debt
169 Note 12 / Financial instruments
173 Note 13 / Capital management and risk management
176 Note 14 / Remuneration
178 Note 15 / Taxes
181 Note 16 / Cash
181 Note 17 / Trade receivable and other receivables
182 Note 18 / Trade payable and other current liabilities
183 Note 19 / Secured liabilities and guarantees
183 Note 20 / Other non-current liabilities
184 Note 21 / Investments in associated companies
185 Note 22 / Investments in other shares
185 Note 23 / Consolidated entities
187 Note 24 / Share capital
190 Note 25 / Earnings per share
190 Note 26 / Related party transactions
191 Note 27 / Contingent liabilities and provisions
192 Note 28 / Other operating expenses
192 Note 29 / Operating leases
193 Note 30 / Provisions
193 Note 31 / Research and development
194 Note 32 / Auditors fee
194 Note 33 / Exceptional items
195 Note 34 / New IFRS standards
195 Note 35 / Subsequent events

MH Integrated Annual Report 2015 Financial statements and notes / Group 141

Statement of comprehensive income

MARINE HARVEST GROUP (NOK MILLION)	NOTE	2015	2014	2013
Revenue		27 710.2	25 300.4	19 177.3
Other income		170.5	230.9	22.1
Revenue and other income	4	**27 880.7**	**25 531.3**	**19 199.4**
Cost of materials	7	-15 858.4	-13 677.4	-9 998.5
Fair value uplift on harvested fish	6	-4 098.9	-5 518.5	-4 323.7
Fair value adjustment on biological assets	6	4 189.2	5 007.7	6 118.3
Salary and personnel expenses	14	-3 825.5	-3 320.9	-2 674.3
Other operating expenses	28	-3 969.9	-3 350.0	-2 581.9
Depreciation and amortization	9/10	-1 252.0	-966.8	-762.5
Onerous contracts provision	4/30	-6.6	23.7	-124.7
Restructuring costs	30	-136.3	-52.9	-272.8
Other non-operational items	27	21.7	-168.2	-74.4
Income/loss from associated companies	21	209.7	149.5	221.8
Impairment losses	9/10	-60.9	-24.1	-65.0
Earnings before financial items (EBIT)		**3 092.8**	**3 633.4**	**4 661.8**
Interest expenses	12	-416.5	-544.6	-640.2
Net currency effects	12	37.7	-388.4	-311.7
Other financial items	12	-473.8	-1 213.7	-252.4
Earnings before taxes		**2 240.2**	**1 486.7**	**3 457.4**
Income taxes	15	-820.5	-752.0	-1 026.8
Net earnings from continuing operations		**1 419.7**	**734.8**	**2 430.6**
Profit after tax from discontinued operations		-2.1	204.8	91.9
Profit or loss for the year		**1 417.6**	**939.5**	**2 522.5**
Other comprehensive income				
Change in fair value of cash flow hedges	12	-32.6	-46.6	-44.3
Income tax effect fair value of cash flow hedges	15	8.8	12.1	13.7
Currency translation differences		689.2	842.5	630.4
Currency translation differences non-controlling interests		1.1	-3.9	4.9
Total items to be reclassified to profit or loss in subsequent periods		**666.6**	**804.1**	**604.7**
Actuarial gains (losses) on defined benefit plans net of tax		-7.3	23.6	-23.5
Other gains and losses in comprehensive income		18.5	—	—
Total items not to be reclassified to profit or loss		**11.2**	**23.6**	**-23.5**
Total other comprehensive income		**677.8**	**827.7**	**581.2**
Comprehensive income for the year		**2 095.4**	**1 767.2**	**3 103.7**
Profit or loss for the year attributable to				
Non-controlling interests		0.6	3.9	7.4
Owners of Marine Harvest ASA		1 417.1	935.6	2 515.1
Comprehensive income for the year attributable to				
Non-controlling interests		1.7	—	12.3
Owners of Marine Harvest ASA		2 093.7	1 767.2	3 091.4
Earnings per share - basic and diluted (NOK)	25	**3.21**	**2.28**	**6.66**
Earnings per share for continuing operations - basic and diluted (NOK)	25	**3.22**	**1.78**	**6.42**

142 MH Integrated Annual Report 2015 Financial statements and notes / Group

MH Integrated Annual Report 2015 Financial statements and notes / Group 143

Statement of financial position

MARINE HARVEST GROUP (NOK MILLION)	NOTE	2015	2014	2013
ASSETS				
Non-current assets				
Licenses	8/9	7 163.8	6 514.9	6 036.1
Goodwill	8/9	2 484.7	2 416.9	2 374.9
Deferred tax assets	15	110.3	147.3	178.8
Other intangible assets	9	265.0	166.5	188.4
Total intangible assets		**10 023.7**	**9 245.6**	**8 778.3**
Property, plant and equipment	10	9 246.4	8 257.2	6 677.2
Investments in associated companies	21	1 188.8	978.2	900.4
Other non-current financial assets	12/22	4.0	166.1	132.1
Other non-current assets		20.5	14.5	8.8
Total non-current assets		**20 483.3**	**18 661.6**	**16 496.9**
Current assets				
Inventory	7	2 664.5	2 400.8	1 751.1
Biological assets	6	10 939.6	10 014.0	9 536.6
Trade receivables	17	3 926.2	3 360.2	3 191.4
Other receivables	17	1 260.3	883.4	956.4
Other current financial assets	12	280.2	227.1	130.1
Restricted cash	16	111.7	213.1	167.1
Cash in bank	16	577.0	1 195.2	439.1
Total current assets		**19 759.4**	**18 293.7**	**16 171.8**
Assets held for sale	5	17.4	19.0	1 059.1
Total assets		**40 260.1**	**36 974.3**	**33 727.7**

MARINE HARVEST GROUP (NOK MILLION)	NOTE	2015	2014	2013
EQUITY AND LIABILITIES				
Equity				
Share capital and reserves attributable to owners of Marine Harvest ASA	24	18 178.3	14 702.2	16 318.5
Non-controlling interests	23	8.9	16.0	27.8
Total equity		**18 187.2**	**14 718.2**	**16 346.3**
Non-current liabilities				
Deferred tax liabilities	15	3 759.3	3 568.9	3 365.0
Non-current interest-bearing debt	11	10 279.3	10 669.1	7 710.2
Other non-current financial liabilities	12	2 010.5	2 218.6	855.3
Other non-current liabilities	20	114.8	115.9	120.9
Total non-current liabilities		**16 163.9**	**16 572.5**	**12 051.3**
Current liabilities				
Current tax liabilities	15	696.3	525.2	252.6
Current interest-bearing debt	11	1.5	7.0	686.7
Trade payables	18	2 379.7	2 039.2	2 232.6
Other current financial liabilities	12	940.3	810.4	82.2
Provisions	30	440.4	507.7	492.2
Other current liabilities	18	1 450.9	1 794.2	1 393.3
Total current liabilities		**5 909.0**	**5 683.7**	**5 139.6**
Liabilities held for sale	5	—	—	190.5
Total equity and liabilities		**40 260.1**	**36 974.3**	**33 727.7**

BERGEN, APRIL 01, 2016

Ole-Eirik Lerøy
Chaiman of the Board

Leif Frode Onarheim
Vice Chairman of the Board

Cecilie Fredriksen

Lisbet K. Nærø

Ørjan Svanevik

Heléne Vibbleus

Stein Mathiesen
Employee representative

Lars Eirik Hestnes
Employee representative

Kjellaug Samland
Employee representative

Alf-Helge Aarskog
Chief Executive Officer

144 MH Integrated Annual Report 2015 Financial statements and notes / Group

Statement of changes in equity

MARINE HARVEST GROUP (NOK MILLION) 2015	ATTRIBUTABLE TO OWNERS OF MARINE HARVEST ASA								
	SHARE CAPITAL	OTHER PAID-IN CAPITAL	CASH FLOW HEDGE RESERVE	SHARE BASED PAYMENT	FOREIGN CURRENCY TRANS-LATION RESERVE	OTHER EQUITY	TOTAL	NON-CONTROLLING INTEREST	TOTAL EQUITY
Equity 01.01.15	**3 077.8**	**9 267.9**	**23.8**	**30.7**	**660.8**	**1 641.2**	**14 702.2**	**16.0**	**14 718.2**
Comprehensive income									
Profit	—	—	—	—	—	1 417.1	1 417.1	0.6	1 417.6
Other comprehensive income	—	—	-23.8	—	878.4	-178.0	676.6	1.1	677.8
Transactions with owners									
Bond conversion	297.8	3 350.5	—	—	—	—	3 648.3	—	3 648.3
Cost of bond conversion		-5.7	—	—	—	—	-5.7	—	-5.7
Share-based payment	—	—	—	28.1	—	—	28.1	—	28.1
Repayment of paid-in capital	—	-2 292.6	—	—	—	—	-2 292.6	—	-2 292.6
Transactions with treasury shares	—	—	—	—	—	4.5	4.5	—	4.5
Sale of non-controlling interests	—	—	—	—	—	—	—	-8.8	-8.8
Total Equity 31.12.15	**3 375.6**	**10 320.1**	**—**	**58.8**	**1 539.2**	**2 884.6**	**18 178.3**	**8.9**	**18 187.2**

Dividend declared and paid NOK 5.20 per share in 2015.

MARINE HARVEST GROUP (NOK MILLION) 2014	ATTRIBUTABLE TO OWNERS OF MARINE HARVEST ASA								
	SHARE CAPITAL	OTHER PAID-IN CAPITAL	CASH FLOW HEDGE RESERVE	SHARE BASED PAYMENT	FOREIGN CURRENCY TRANS-LATION RESERVE	OTHER EQUITY	TOTAL	NON-CONTROLLING INTEREST	TOTAL EQUITY
Equity 01.01.14	**3 077.8**	**9 719.3**	**58.3**	**8.4**	**-150.7**	**3 605.4**	**16 318.5**	**27.8**	**16 346.3**
Comprehensive income									
Profit	—	—	—	—	—	935.6	935.6	3.9	939.5
Other comprehensive income	—	—	-34.5	—	811.5	54.6	831.6	-3.9	827.7
Transactions with owners									
Share-based payment	—	—	—	22.3	—	—	22.3	—	22.3
Repayment of paid-in capital	—	-451.4	—	—	—		-451.4	—	-451.4
Dividends	—	—	—	—	—	-2 954.4	-2 954.4	-0.2	-2 954.4
Sale of non-controlling interests	—	—	—	—	—	—	—	-11.5	-11.5
Total Equity 31.12.14	**3 077.8**	**9 267.9**	**23.8**	**30.7**	**660.8**	**1 641.2**	**14 702.2**	**16.0**	**14 718.2**

Dividend declared and paid NOK 8.30 per share in 2014.

MH Integrated Annual Report 2015 Financial statements and notes / Group 145

MARINE HARVEST GROUP (NOK MILLION) 2013	ATTRIBUTABLE TO OWNERS OF MARINE HARVEST ASA								
	SHARE CAPITAL	OTHER PAID-IN CAPITAL	CASH FLOW HEDGE RESERVE	SHARE BASED PAYMENT	FOREIGN CURRENCY TRANS-LATION RESERVE	OTHER EQUITY	TOTAL	NON-CONTROLLING INTEREST	TOTAL EQUITY
Equity 01.01.13	**2 811.3**	**7 543.7**	**88.9**	**—**	**-781.7**	**1 957.5**	**11 619.7**	**69.0**	**11 688.7**
Comprehensive income									
Profit	—	—	—	—	—	2 515.2	2 515.2	7.3	2 522.5
Other comprehensive income	—	—	-30.6	—	631.0	-24.2	576.2	4.9	581.2
Transactions with owners									
Issue of shares	266.6	2 175.6	—	—	—	—	2 442.2	—	2 442.2
Share-based payment	—	—	—	8.4	—	—	8.4	—	8.4
Acquisition of non-controlling interests	—	—	—	—	—	—	—	-74.1	-74.1
Dividends	—	—	—	—	—	-843.3	-843.3	-0.4	-843.7
Transactions with treasury shares	—	—	—	—	—	0.2	0.2	—	0.2
Non-controlling interests arising from business combinations	—	—	—	—	—	—	—	21.0	21.0
Total Equity 31.12.13	**3 077.8**	**9 719.3**	**58.3**	**8.4**	**-150.7**	**3 605.3**	**16 318.5**	**27.8**	**16 346.3**

Dividend declared and paid NOK 0.225 per share in 2013 (before the reverse split of shares in January 2014).

146 MH Integrated Annual Report 2015 Financial statements and notes / Group

Statement of cash flow

MARINE HARVEST GROUP (NOK MILLION)	NOTE	2015	2014	2013
Cash flow from operations				
Earnings before taxes		2 240.2	1 486.7	3 457.4
Interest expense	12	416.5	544.6	640.2
Currency effects	12	-37.7	388.4	311.7
Other financial items	12	473.8	1 213.7	252.4
Impairment losses and depreciation	9/10	1 312.9	990.9	827.5
Fair value adjustment on biological assets and onerous contracts	6	-83.8	487.0	-1 669.9
Gain/loss on disposal of assets		—	-9.2	-5.6
Income from associated companies	21	-209.7	-149.5	-221.8
Taxes paid	15	-611.4	-295.2	-115.5
Change in inventory, trade payables and trade receivables		-1 309.7	-720.6	-1 748.8
Restructuring and other non-operational items		-87.6	18.1	308.1
Other adjustments		-13.2	-10.7	-12.7
Cash flow from operations		**2 090.3**	**3 944.2**	**2 023.0**
Cash flow from investments				
Sale of fixed assets		48.9	49.0	66.0
Purchase of fixed assets	4	-1 933.1	-1 760.7	-1 967.6
Proceeds and dividend from associates and other investments		393.9	61.9	262.1
Purchase of shares and other investments		-196.8	-777.8	-833.8
Proceeds from disposals of held for sale assets		—	1 181.7	—
Cash flow from investments		**-1 687.0**	**-1 245.9**	**-2 473.3**
Cash flow from financing				
Proceeds from convertible bond	11	2 850.2	3 091.5	2 670.4
Proceeds from new interest-bearing debt (current and non-current)	11	833.2	5 589.0	4 125.5
Down payment of interest-bearing debt (current and non-current)	11	-2 013.0	-6 557.7	-5 053.5
Interest received		—	45.7	40.9
Interest paid		-354.2	-457.5	-572.2
Realized currency effects		-142.7	-312.7	246.3
Dividends paid to owners of Marine Harvest ASA		-2 292.6	-3 423.8	-825.3
Other financing items		4.5	-0.3	-0.2
Cash flow from financing		**-1 114.6**	**-2 025.8**	**631.9**
Currency effects on cash		93.1	83.5	11.4
Net change in cash in period		**-618.2**	**756.0**	**193.0**
Cash - opening balance		1 195.2	439.1	246.1
Net change in cash in period		-618.2	756.0	193.0
Cash - closing balance total	**16**	**577.0**	**1 195.2**	**439.1**

MH Integrated Annual Report 2015 Financial statements and notes / Group 147

Note 1 / General information

Marine Harvest ASA is a Norwegian company headquartered at Sandviksboder 77A/B 5035 Bergen. Marine Harvest ASA is a publicly listed company on the Oslo Stock Exchange, with the ticker symbol MHG. Marine Harvest ASA is also secondary listed on the New York Stock Exchange for trading of American Depositary Receipts (ADRs), with the ticker symbol MHG.

The Group's operations and its operating activities are described in Note 4. Marine Harvest has operations in 23 countries and has structured the majority of its operations in three business areas: Feed, Farming and Sales and Marketing. The Feed factory is located in Norway. The Group's farming activities are located in Norway, Scotland, Canada, Chile, Ireland and the Faroe Islands. Sales and Marketing comprises the global market organization, in addition to Consumer Products.

Comparable figures for two years are presented.

The financial statements were authorized for issue by the Board of Directors on March 31, 2016.

Note 2 / Significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are described below. These policies have been consistently applied to all periods presented.

STATEMENT OF COMPLIANCE AND BASIS OF PREPARATION

As of December 31, 2015, the consolidated financial statements of Marine Harvest ASA and its subsidiaries ("the Group" or "Marine Harvest") have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) and in accordance with IFRS as endorsed by the EU. As applied by the Group, there are no differences between IFRS as endorsed by the EU and IFRS as issued by the IASB. In compliance with the Norwegian Accounting Act, additional disclosure requirements are included in the notes to the financial statements of Marine Harvest ASA.

New standards and amendments adopted by the Group in 2015 are described in Note 34. At the end of 2015 , new standards and changes to existing standards and interpretations have been enacted but are not yet effective. Relevant effects for Marine Harvest are further described in Note 34.

The consolidated financial statements have been prepared on the historical cost basis, except when IFRS requires recognition at fair value. This relates to the measurement of certain financial instruments and valuation of the biomass as further described below. The reporting period follows the calendar year.

CONSOLIDATION

Consolidated financial statements present the Group's financial position, comprehensive income, changes in equity and cash flow. All intragroup transactions, receivables and liabilities are eliminated. Unrealized gains from intragroup transactions are eliminated. Unrealized losses from intragroup transactions are also eliminated, but are considered an indicator of impairment with respect to the asset transferred.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group's accounting policies.

Subsidiaries

The Group's consolidated financial statements comprise the financial statements of the Group and its subsidiaries as at December 31, 2015. Control is achieved when the Group is exposed, or is entitled, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has:

- *Power over the investee (i.e., existing rights that enable the Group to direct the relevant activities of the investee).*
- *Exposure, or rights, to variable returns from its involvement with the investee.*
- *The ability to use its power over the investee to affect its returns.*

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights in an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases then the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

INVESTMENTS IN ASSOCIATED COMPANIES AND JOINT VENTURES

Associated companies are companies in which the Group has a significant non-controlling interest (normally ownership of 20-50%). Significant influence is the power to participate in the financial and operating policy decisions of the investee, but not to exercise control or joint control over those policies.

A joint venture is an arrangement whereby the parties that have joint control of the arrangement have rights with respect to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

The Group's investments in its associated companies and joint ventures are accounted for using the equity method.

Under the equity method, the investment in an associate or a joint venture is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Group's share of the associate or joint venture's net assets since the acquisition date. The financial statements of the associate or joint venture are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring their accounting policies in line with those of the Group.

The statement of profit or loss reflects the Group's share of the results deriving from the associate or joint venture's operations. The financial statements for the Group are presented in NOK, which is the functional currency of the parent company. The functional currency of the subsidiaries is their local currency, with the exception of the subsidiaries in Chile, Singapore and Vietnam, which use USD as their functional currency and Waynor Trading which use EUR as functional currency. FOREIGN CURRENCY TRANSLATION Translation of transactions in foreign subsidiaries Profit or loss transactions in foreign subsidiaries are translated to the presentation currency using the average exchange rate for the reporting period, unless exchange rates in the period have fluctuated significantly, in which case the exchange rates in effect on the transaction dates are applied. Assets and liabilities of foreign subsidiaries are translated at the exchange rate at the end of the reporting period. Transactions in foreign currencies Foreign currency transactions are translated using the exchange rate at the time of the transaction. Receivables, debt and other monetary items in foreign currency are measured at the exchange rate at the end of the reporting period, and the translation differences are recognized in profit or loss. Other assets in foreign currencies are translated at the exchange rate in effect on the transaction date. FINANCIAL INSTRUMENTS - INITIAL AND SUBSEQUENT MEASUREMENT Financial assets are classified into the following categories: - Loans and receivables - Financial instruments at fair value through profit or loss - Financial derivatives designated as hedging instruments that qualify for hedge accounting (only applicable for the years ended 2013 and part of 2014) The classification depends on the nature and purpose of the financial in- strument and is determined at the time of initial recognition. Subsequent measurement of financial instruments depends on their classification in the specified categories. Loans and receivables Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amor- tized cost using the effective interest rate (EIR) method, less impairment. Fair value through profit or loss Financial instruments at fair value through profit or loss include: - Financial instruments held for trading - Financial instruments designated upon initial recognition at fair value through profit or loss Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. This category includes derivative financial instruments that are not designated as hedg- ing instruments that qualify for hedge accounting. Financial instruments at ‘‘fair value through profit or loss’’ are recognized in the statement of financial position at fair value, with changes in fair value recognized in profit or loss as financial items. Marine Harvest has assigned investments in financial derivatives and other shares listed on the stock exchange to this category. Impairment of financial assets Financial assets, other than those subsequently measured at fair value, are assessed for indicators of impairment. Financial assets are considered to be impaired when there is objective evidence that the estimated future cash flow of the investment will be less than previously anticipated. FINANCIAL LIABILITIES - INITIAL AND SUBSEQUENT MEASUREMENT Financial liabilities are classified as follows: - Loans and borrowings All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs. Loans and borrowings After initial recognition, interest-bearing loans and borrowings are sub- sequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculat- ed by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. EIR amortization is presented under finance costs in the statement of comprehensive income. All financial instruments are recognized in the statement of financial posi- tion when the Group becomes a party to the contractual provisions of the instrument. At initial recognition, an assessment is made as to whether a financial instrument shall be accounted for as a financial liability, a financial asset or an equity instrument, based on the substance of the contractual instrument. The terms of a non-derivative financial instrument are evaluat- ed to determine whether the instrument contains a liability and an equity component, and such components are classified separately as financial liabilities, financial assets or equity instruments as appropriate. When a non-derivative financial instrument contains an embedded derivative that would have met the definition of a derivative instrument had it been a separate instrument, that embedded derivative is separated from the host contract and is accounted for as a freestanding derivative instrument, if the economic characteristics and risk of the embedded derivative are not closely related to that of the host contract. Multiple embedded derivatives in a single instrument are treated as a single compound instrument if the embedded derivatives relate to the same risk exposures and are not readi- ly separable and independent of each other. The Group has two convertible bonds in EUR in which a conversion liabili- ty is accounted for separately at fair value through profit or loss. FAIR VALUE OF FINANCIAL INSTRUMENTS The fair value of the financial instruments that are traded in active mar- kets at each reporting date is determined by reference to quoted market prices or dealer price quotations, without any deduction for transaction costs. For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. OFFSETTING FINANCIAL INSTRUMENTS Financial assets and liabilities are offset and the net amount recognized in the statement of financial position only when there is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING The Group uses derivative financial instruments, such as forward curren- cy contracts and interest rate swaps, to hedge its foreign currency risks and interest rate risks. The Group trades in salmon derivatives, both as an operational hedging activity and a financial activity. Operational trading of salmon derivatives is presented as other operating income, while financial trading of salmon derivatives is presented as other financial items. Deriva- tive financial instruments are recognized at fair value. Derivatives are pre- sented as financial assets when the fair value is positive, and as financial liabilities when the fair value is negative. Gains or losses at expiration, as well as unrealized changes in fair value on derivatives, are recognized in profit or loss, except for cash flow hedges. Cash flow hedges The Group discontinued hedge accounting of both interest rate swaps and currency cash flow hedges during 2014, as they no longer qualified for hedge accounting. The cumulative gain on the hedged interest rate swaps that had been recognized in other comprehensive income was reclassified from equity to profit or loss in 2014, as it was no longer highly probable that the forecast transactions would occur. The cumulative gain on the currency cash flow hedges that had been recognized in other comprehensive income was reclassified from equity to profit or loss, when the forecast transactions occured. REVENUE RECOGNITION Sale of fish products Revenue for the Group derives from the sale of fish and elaborated fish products. Sales of fish and elaborated fish products are recognized when the significant risk and rewards of ownership of the goods have passed to the buyer, usually on delivery of the goods. Biomass Changes in the estimated fair value of the biomass are recognized in profit or loss. The fair value adjustment is presented on two separate lines in the statement of comprehensive income: “fair value uplift on harvested fish” and ‘‘fair value adjustment on biological assets”. The fair value adjust- ment represents the change in fair value of the biomass less the change in accumulated cost of production for the biomass. The fair value uplift on harvested fish is the release from stock of the fair value adjustment related to the fish harvested in the period. Interest income For all financial instruments measured at amortized cost, interest income is recorded using the effective interest rate (EIR). EIR is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included in other financial items in the statement of comprehensive income. Dividends Revenue is recognized when the Group’s right to receive the payment is established, which is generally when the dividend is approved. GOVERNMENT GRANTS Government grants are recognized where there is reasonable assurance that the grant will be received and where the company will be in compliance with all conditions attached thereto. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the costs that it is intended to compensate are expensed. When the grant relates to an asset, it is deducted from the carrying amount of the asset. The grant is then recognized in profit or loss over the useful life of a depre- ciable asset by way of a reduced depreciation charge. GOODWILL AND LICENSES Goodwill Goodwill is initially measured at cost, and is the excess of the aggregate of the consideration transferred and the amount recognized for a non- controlling interest in the net identifiable assets acquired and liabilities assumed through a business combination. After initial recognition, goodwill is measured at cost less any accumu- lated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units (CGU) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units. Where goodwill has been allocated to a CGU and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed of in such cir- cumstance is measured on the basis of the relative values of the disposed operation and the portion of the cash-generating unit retained. Goodwill is tested for impairment annually as at December 31, and when circum- stances otherwise indicate that the carrying value may be impaired. Im- pairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an im- pairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods. Other intangible assets (licenses) Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. The useful lives of intangible assets are assessed as either finite or indefinite. The value of licenses acquired by Marine Harvest (mainly licenses for salmon farming) in Norway, Chile, Ireland, the Faroe Islands, Scotland and Canada are considered indefinite. Intangible assets with indefinite useful lives are not amortized, but are test- ed for impairment annually or when circumstances otherwise indicate that the carrying value may be impaired, either individually or at the cash-gen- erating unit level. The indefinite life classification is reviewed annually to determine whether it continues to be appropriate. If not, the change in useful life from indefinite to finite is made on a prospective basis. PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment are measured at acquisition cost less accumulated depreciation and any impairment. Costs associated with normal maintenance and repairs are expensed as incurred. Costs of major replacements and renewals that substantially extend the economic life and functionality of the asset are capitalized. Assets are normally considered property, plant and equipment if the useful economic life exceeds one year. Borrowing costs that are directly attributable to the acquisition, construc- tion or production of a qualifying asset form part of the cost of that asset. Straight-line depreciation is applied over the useful life of property, plant and equipment, based on the asset’s historical cost and estimated residual value at disposal. If a substantial part of an asset has an individual and different useful life, this part is depreciated separately. The asset’s residual value and useful life are evaluated annually. The gain or loss arising from the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset. 149148 Financial statements and notes / GroupMH Integrated Annual Report 2015 Financial statements and notes / GroupMH Integrated Annual Report 2015

At the end of the reporting period, the carrying amounts of the Group’s assets are reviewed to determine whether there are indications that spe- cific assets have suffered an impairment loss. If such indications exist, the recoverable amount of the asset is estimated in order to determine the extent of net present value of discounted cash flows (value in use). IMPAIRMENT OF NON-CURRENT ASSETS (CASH GENERATING UNITS - CGU'S) Annually or upon indication, each CGU is tested for impairment. If the recoverable amount of a cash-generating unit is estimated to be less than the carrying amount of the net assets of the cash-generating unit, im- pairment to the recoverable amount is recognized. If impairment is required, goodwill is written down first, thereafter other intangible assets. If further impairment is required, other assets will be written down on a pro-rata basis. Impairment losses recognized in previous periods are reversed if the recoverable amount in a later period exceeds the carrying amount. The reversal will not exceed the carrying amount that would have been deter- mined, net of depreciation, had no impairment loss been recognized for the asset in prior years. LEASING The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception of the lease. The arrangement is, or contains, a lease if fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrange- ment conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement. Finance leases that transfer substantially all the risks and benefits incidental to ownership of the leased item to the Group, are capitalized at the commencement of the lease at the fair value of the leased assets or, if lower, at the present value of the minimum lease payments. Lease pay- ments are apportioned between finance charges and a reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are presented as finance costs in the statement of comprehensive income. A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term. Operating lease payments are recognized as an operating expense in the statement of comprehensive income on a straight-line basis over the lease term. INVENTORY Inventories mainly comprise feed, goods in progress, packaging materials and finished goods. Inventories of goods are measured at the lower of cost and net realizable value. The cost of finished goods includes direct material costs, direct personnel expenses and indirect processing costs (full production cost). Interest costs are not included in the inventory value. The cost price of purchased goods is the actual purchase price. The cost is based on the principle of first-in first-out, except for feed and value-added-products, where a weighted average is used. If fish farmed by the Group is included in inventory as a raw material for further processing in one of the Groups processing entities, such fish is included in inventory at fair value at harvest. BIOLOGICAL ASSETS Biological assets comprise eggs, juveniles, smolt and fish in the sea. Bio- logical assets are, in accordance with IAS 41 and IFRS 13, measured at fair value less cost to sell, unless the fair value cannot be measured reliably. Broodstock and smolt are measured at cost less impairment losses. For live fish below one kilogram, cost is considered to be an approximation to fair value. Biomass between one and four kilograms is measured at fair value less cost to sell, including a proportionate expected net profit at harvest. Live fish above four kilograms are measured at fair value. Effective markets and transactions for the sale of live fish are rare, so the valuation of live fish under IAS 41 implies the establishment of an estimated fair value of the fish in a hypothetical market. The calculation of the estimated fair value is based on market prices for harvested fish and adjusted for estimated differences in accordance with IFRS 13. The prices are reduced for harvesting costs and freight costs to market, to arrive at a net value back to farm. The valuation reflects the expected quality grading and size distribution. The valuation is completed for each business unit and is based on the biomass in sea for each seawater site and the estimated market price in each market derived from the devel- opment in recent contracts as well as spot prices. Where reliable forward prices are available, those have been used. The change in estimated fair value is recognized in profit or loss on a continuous basis, and is classified separately. At harvest, the fair value adjustment is classified as fair value uplift on harvested fish. Historically, the price used in fair value calculation in Norway was based on a combination of publicly available spot prices, forward prices and fixed-price contracts. In the Faroe Islands the price used was based on historically achieved prices. As of December 2015, prices used to calcu- late fair value in Norway and the Faroe Islands are based on quoted for- ward prices (Nasdaq). An average forward price per quarter is calculated. Based on expected time of harvest per site, the corresponding forward price is used. E.g. if the expected month of harvest is May 2016, the forward price for Q2 2016 is used. For more information about the forward prices used, see Note 6. This change to the prices applied in the valuation model is a result of the process initiated to align financial reporting in the industry as described below. In the autumn of 2014, The Financial Supervisory Authority of Norway (Finanstilsynet) initiated an evaluation of certain aspects of the financial reporting prepared by fish farming companies listed on the Oslo Stock Exchange. The purpose of this process was to evaluate whether or not the industry companies reported in a uniform and consistent manner in accor- dance with IFRS. Finanstilsynet published a final report November 17, 2015 on their website (www.finanstilsynet.no). In response to Finanstilsynets process, affected fish farming companies established a financial reporting industry group, as an arena for discussions and improvement work. The group has had several meetings during the autumn of 2015. The two main purposes have been as follows: 1 Identify possible improvements in disclosures as well as in accounting practices to promote comparability, and 2 Develop a common model for measurement of fair value of biomass according to IAS 41 With respect to item 1 above, the participating companies have identi- fied certain areas of improvement, and certain updates to the fair value model and information included in the disclosures have been made with effect from December 31, 2015. Further refinement to the disclosures and accounting practices are expected to be implemented with effect from December 31, 2016. With respect to item 2 above, work has been initiated, and will continue in 2016. The group aims to complete this work in time for an updated model to be implemented from December 31, 2016.  The participating companies in the financial reporting industry group are: Lerøy Seafood Group ASA, Grieg Seafood ASA, Salmar ASA, Cermaq  Group AS, P/F Bakkafrost and Marine Harvest ASA. ONEROUS CONTRACTS At each reporting date, management assesses if there are contracts in which the unavoidable costs of meeting the Group's obligations under the contract exceed the economic benefits expected to be received. Fair value adjustment of biological assets is included in the unavoidable cost. A provi- sion is recorded by estimating the present obligation under the contract. NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS The Group classifies non-current assets and disposal groups as held for sale or for distribution parent company shareholders if their carrying amounts will be recovered principally through a sale or distribution rather than through continuing use. Such non-current assets and disposal groups classified as held for sale or as held for distribution are measured at the lower of their carrying amount and fair value, less costs to sell or to distribute. Costs to distribute are the incremental costs directly attribut- able to distribution, excluding finance costs and income tax expenses. The criteria for classification as held for sale are regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant chang- es to the sale will be made or that the sale will be canceled. Management must be committed to the sale taking place within one year from the date of classification. Similar considerations apply to assets or a disposal group held for distribution. Property, plant and equipment and intangible assets are not depreciated or amortized once classified as held for sale or as held for distribution. Assets and liabilities classified as held for sale or for distribution are pre- sented separately as current items in the statement of financial position. A disposal group qualifies as a discontinued operation if it is: - A component of the Group that is a CGU or a group of CGUs. Classified as held for sale or distribution or already disposed in such a way. - A major line of business or major geographical area. Discontinued operations are excluded from the results of continuing op- erations and are presented separately as a single amount under profit or loss after tax from discontinued operations in the statement of compre- hensive income. TAXES Income taxes comprise taxes on the taxable profit for the year, changes in deferred taxes and any adjustments in prior years' taxes. Taxes on transactions that are recorded in other comprehensive income or directly in equity do not form part of the tax expense in profit or loss. Tax payable is calculated using the nominal tax rate for the relevant tax jurisdiction at the end of the reporting period. Deferred tax is calculated on the basis of temporary differences between accounting and taxation values at the close of the accounting year. De- ferred tax assets arise from temporary differences that give rise to future tax deductions. Deferred tax assets are recognized to the extent that it is probable that a taxable profit will arise, against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses, can be utilized. Tax increasing and tax decreasing temporary differences are offset against each other to the extent that the taxes can be netted within one tax regime. PROVISIONS A provision is recognized if the company has a legal or constructive ob- ligation related to a past event, and it is likely that the obligation will lead to a financial outflow for the company. Long-term provisions are valued on the basis of discounted expected cash flows. RESTRUCTURING COSTS Provisions for restructuring costs will be recognized if the company has, within the reporting period, published or initiated a restructuring plan, which identifies which parts of the company and approximately how many employees will be affected, the actions that will be taken and when the plan will be implemented. Provisions are recognized only for costs that cannot be associated with future earnings. Costs related to restructuring are presented on a separate line in the statement of profit or loss. SHARE-BASED BONUS SCHEME AND SHARE OPTION SCHEMES The Group has share option schemes from 2013, 2014 and 2015, which will be settled in shares (equity settlement). The cost of equity- settled trans- actions is recognized as a payroll expense over the vesting period. The cumulative expense is recognized in other equity reserves within equity. CASH FLOW STATEMENT AND CASH The cash flow statement is prepared in accordance with the indirect method. Cash comprises cash and bank deposits, except restricted funds. 151150 Financial statements and notes / GroupMH Integrated Annual Report 2015 Financial statements and notes / GroupMH Integrated Annual Report 2015

Note 3 / Estimates and judgments ESTIMATES The preparation of financial statements in accordance with IFRS requires management to make accounting estimates and judgments that affect the recognized amounts of assets and liabilities, income and expenses. The estimates and underlying assumptions are based on past experience and information perceived to be relevant and probable when the judgments are made. Estimates are reviewed on an on-going basis and actual values and results may deviate from these estimates. Adjustments to accounting estimates are recognized in the period in which the estimates are revised. Marine Harvest is exposed to a number of underlying economic factors which affect the overall results, such as salmon prices, foreign exchange rates and interest rates, as well as financial instruments with fair values derived from changes in these factors. The matters described below are considered to be the most important in understanding the key sources of estimation uncertainty that are involved in preparing these consolidated financial statements and the uncertain- ties that could most significantly impact the amounts reported on the result of operations, financial position and cash flows. INTANGIBLE ASSETS - GOODWILL AND FARMING LICENSES The annual impairment test on intangible assets is based on a discounted cash flow model per cash-generating unit (CGU). The cash flows used in the calculations represent management’s best estimate at the time of reporting. The assumptions used rest on uncertainty with regard to product prices, input prices, biological performance and future regulatory frameworks. Costs can normally be estimated with a higher degree of accuracy than income. As profitability in the salmon farming industry historically has been very volatile, depending on developments in the price of salmon, Marine Harvest uses budgets and long-term plans for the first four years of the analysis, but returns to long-term historic averages for growth in the fifth year and terminal value, except for the Marine Harvest Chile CGU, as described in Note 8. The WACC model is used for estimating the discount rate. The input data for the model is updated every year for the annual impairment test. The choice of input data for the model significantly influences the outcome of the model, and to ensure that there is as little uncertainty as possible with regards to the calculation of the WACC, third-party sources are used where available (interest, inflation, beta). The WACC is calculated separately for the different CGUs. Indications of impairment that initiate testing beyond the year-end test include a significant reduction in the profitability of the CGU compared to previous periods, negative devia- tions from budgets, changes in the use of assets, market changes and regulatory changes. For further information about uncertainty in the valuation of intangible as- sets and impairment testing, please see Note 8, Impairment testing. Note 9, Intangible assets, illustrates the distribution of intangible assets in the Group. BIOLOGICAL ASSETS Biological assets comprise eggs, juveniles, smolt and fish in the sea. These assets are measured at fair value less cost to sell, unless the fair value cannot be measured reliably. The estimation of the fair value relies on a series of uncertain assumptions, e.g., biomass volume, biomass quali- ty, size distribution, market prices and costs. Marine Harvest measures all deviations in biomass volume compared to estimates when a site is harvested out. Except for situations where there has been an incident causing mass mortality, particularly early in the cycle, combined with an inability to count and weigh fish after the event in fear of further stressing the fish, volume deviations are normally minor. Similarly, excluding the effects of soft flesh and melanin, the quality of the fish can normally be estimated with a relatively high degree of accuracy. Categoriza- tion of quality is normally set per country based on averages, but can be set individually per site when needed. The size distribution shows some degree of variation but normally not to an extent that significantly changes the estimated value of the biomass (the value of two fish at five kilograms is very similar to the value of two fish weighing four and six kilograms, respectively). The accumulated cost of the fish per kilogram will only deviate from the estimate if the volume is different than the estimate. For the estimation of future costs, there is uncertainty with regard to feed prices, other input costs and biological development. We measure cost deviations vs. budget as part of the follow up of Business Units. Excluding special situations (incidents etc.), the deviations in costs vs budgets are normally limited for a group of sites, although individual sites might show deviations. The esti- mation of costs influences the biomass value through the recognized fair value adjustment in the statements of comprehensive income and financial position (calculated as fair value less accumulated biological costs). The key element in the estimation of fair value is the assumed market price. The assumed market price is the price that we expect to receive on the future date when the live fish is harvested. We derive these prices from a variety of sources, normally a combination of the prices achieved in the previous month and the contracts most recently entered into. For salmon of Norwegian and Faroese origin, quoted forward prices (Nasdaq) are used in the estimation, see Note 2. The use of third-party forward prices improves the reliability and comparability of the price estimation. For the other farming entities the basis for the price estimate is historical price achievements, which may not be a good proxy for the future price. For further information about biological asset values please see Note 6, Biological assets. JUDGMENTS The matters described below are considered to be the most important in understanding the key sources of judgments that are involved in preparing these consolidated financial statements and the uncertainties that could most significantly impact the amounts reported on the result of operations, financial position and cash flows. LICENSES The Group has assessed that all fish farming licenses have indefinite lives and, as such, are not amortized. Most of the jurisdictions in which the Group operates require us to obtain a license for each fish farm owned and operat- ed in that jurisdiction. The Group has obtained and currently holds a license to own and operate each of our fish farms where a license is required. These licenses have indefinite lives or require renewal after a specific time period, but normally with automatic renewal and, as such, we have assessed that they have indefinite lives. However, the Group’s licenses in each coun- try are subject to certain requirements, and we risk penalties (including, in some cases, criminal charges), sanctions or even license revocation if we fail to comply with license requirements or related regulations. Also, local government may change the way licenses are renewed. BUSINESS COMBINATIONS On September 15, 2014, Marine Harvest ASA entered into an agreement to purchase all the assets of the former Chilean farming company Acu- inova Chile S.A. In accordance with management's assessment this was treated as a business combination and a preliminary PPA was performed for the year ended December 31, 2014. As of December 31, 2015, some changes were made to the PPA, in addition to classifying the PPA as finalized. Please see Note 5 Business Combinations. SUPPLY CHAIN FINANCING During 2015 one company in the Group entered into a Supply Chain Finance (SCF) agreement meaning that some vendors will indirectly offer extended credit terms to the company through a separate agreement with a financial institution. The vendors sell their trade receivables to the financial institution in order to receive payment immediately. Payment terms under the SCF agreement are in line with industry standard. The transaction is still between the company and its suppliers, and the com- pany does not waive the right to claim any refund on quality issues, return goods etc. towards the supplier. The refinancing by vendors has no cash-flow impact on the company, and only when the trade payable is settled with the bank will the cash flow statement be impacted, with a operating cash flow charge. Liabilities under the SCF agreement are presented as trade payables. Note 4 / Business segments For management purposes, Marine Harvest is organized into three Business Areas: Feed, Farming and Sales and Marketing. Operating segments are components of a business that are regularly re- viewed by its chief operating decision-makers for the purpose of assessing performance and allocating resources. The Group Management Team is the Group’s chief operating decision-maker. The production of fish feed is considered to be a separate reportable segment, due to the nature of the business (different economic character- istics compared to other segments in the Group and separate management follow up). The Farming Business Area consists of the farming and primary processing operations in Norway (four regions), Scotland, Canada, Chile, Ireland and the Faroe Islands. The Farming operations are, due to similar production processes, a global market for both salmon feed and sales of salmon, in addition to similar biological risk factors, considered to have similar eco- nomic characteristics. The farming units are therefore aggregated into one reportable segment. The Sales and Marketing Business Area consists of the Markets operations in the Americas, Asia- and Europe, as well as Consumer Products. As the Markets operations are considered to have similar economic characteris- tics, due to similar production processes and operational risk factors, and a common set of key performance indicators, the Markets operations are presented as one reportable segment. In June 2014, we announced the launch of Consumer Products, which com- prises the combined operations of VAP Europe and Morpol. Consumer Prod- ucts is presented as a single separate reportable segment, due to similar production processes and operational risk factors, and a common set of key performance indicators. Consumer Products was reported as one segment from January 1, 2015, and the comparative figures have been restated. The reportable segment ‘‘Other’’ consists of corporate functions and hold- ing companies, in addition to the Halibut-farming undertaken by Sterling White Halibut. The segments' performance is monitored in order to achieve the overall objective of maximizing the operational EBIT per kilogram and margins. Consequently, reporting focuses on measuring and illustrating the overall profitability of the harvested volume, based on source of origin (opera- tional EBIT per kilogram) and operational EBIT margin for the reportable segments Markets and Consumer Products. Legal entities with activities in both Farming and Sales and Marketing do not split their financial items or their statement of financial position. The net effects of Investments in these entities are recognized in the reportable segment Farming. The pricing principle between Feed and Farming is set at market terms and benchmarked against third parties. The pricing principle between Farming and Sales and Marketing is based on market reference prices for spot sales, while contracts are at market terms, with the target for Sales and Marketing to maximize profit beyond these terms. The same accounting principles as described for the consolidated financial statements have been applied to segment reporting. Inter-segment trans- fers or transactions are entered into under normal commercial terms and conditions, and the measurements used in segment reporting are the same as those used for the third-party transactions. Unrealized gains from intra-group transactions are eliminated. In segment reporting, internal profit is included in Operational EBIT for the relevant reportable segments, but eliminated in EBIT. 153152 Financial statements and notes / GroupMH Integrated Annual Report 2015 Financial statements and notes / GroupMH Integrated Annual Report 2015

154 MH Integrated Annual Report 2015 Financial statements and notes / Group

KEY SEGMENT FIGURES (NOK MILLION)			SALES AND MARKETING				
BUSINESS SEGMENTS 2015	**FEED**	**FARMING**	**MARKETS**	**CONSUMER PRODUCTS**	**OTHER**	**ELIMINATIONS**	**TOTAL**
External revenue	28.0	790.9	16 973.6	10 108.1	58.0	—	27 958.7
Internal revenue	2 839.8	16 327.8	3 401.3	320.6	357.8	-23 247.3	—
Operational revenue	**2 867.8**	**17 118.7**	**20 374.9**	**10 428.8**	**415.8**	**-23 247.3**	**27 958.7**
Change in unrealized sales salmon derivatives	—	-91.6	-6.5	—	-71.5	91.6	-78.0
Revenue in profit and loss	**2 867.8**	**17 027.1**	**20 368.4**	**10 428.8**	**344.3**	**-23 155.7**	**27 880.7**
Operational EBITDA	**272.9**	**3 038.0**	**617.5**	**384.2**	**45.9**	**—**	**4 358.6**
Operational EBIT	**192.3**	**2 136.0**	**587.0**	**176.0**	**15.2**	**—**	**3 106.6**
Change in unrealized internal margin	—	—	—	—	—	-19.4	-19.4
Change in unrealized salmon derivatives	—	-91.6	-6.5	91.6	-105.8	—	-112.3
Fair value uplift on harvested fish	—	-4 094.9	—	—	-4.0	—	-4 098.9
Fair value adjustment on biological assets	—	4 303.2	—	—	-114.0	—	4 189.2
Onerous contract provisions	—	-6.6	—	—	—	—	-6.6
Restructuring cost	—	-83.5	—	-42.2	-10.5	—	-136.3
Other non-operational items	—	21.7	—	—	—	—	21.7
Income from associated companies	—	211.0	—	-1.3	—	—	209.7
Impairment losses	—	-39.6	—	-11.8	-9.5	—	-60.9
EBIT	**192.3**	**2 355.8**	**580.5**	**212.2**	**-228.6**	**-19.4**	**3 092.8**
Gross investments	84.8	1 514.2	52.6	231.7	58.1	-8.3	1 933.1
Number of employees 31.12 (FTE)	83	3 961	1 816	6 504	90	—	12 454

KEY SEGMENT FIGURES (NOK MILLION)			SALES AND MARKETING				
BUSINESS SEGMENTS 2014	**FEED**	**FARMING**	**MARKETS**	**CONSUMER PRODUCTS**	**OTHER**	**ELIMINATIONS**	**TOTAL**
External revenue	4.4	659.9	15 878.6	8 887.8	65.0	—	25 495.8
Internal revenue	1 210.7	15 588.7	2 978.9	347.2	229.4	-20 354.9	—
Operational revenue	**1 215.1**	**16 248.6**	**18 857.5**	**9 235.1**	**294.4**	**-20 354.9**	**25 495.8**
Change in unrealized sales salmon derivatives	—	—	—	—	35.5	—	35.5
Revenue in profit and loss	**1 215.1**	**16 248.6**	**18 857.5**	**9 235.1**	**329.9**	**-20 354.9**	**25 531.3**
Operational EBITDA	**84.2**	**4 358.9**	**542.2**	**299.7**	**-64.3**	**—**	**5 220.8**
Operational EBIT	**47.1**	**3 651.2**	**518.4**	**118.7**	**-81.4**	**—**	**4 254.0**
Change in unrealized internal margin	—	—	—	—	—	-92.2	-92.2
Change in unrealized salmon derivatives	—	—	—	—	54.4	—	54.4
Fair value uplift on harvested fish	—	-5 518.5	—	—	—	—	-5 518.5
Fair value adjustment on biological assets	—	5 004.5	—	—	3.2	—	5 007.7
Onerous contract provisions	—	23.7	—	—	—	—	23.7
Restructuring cost	—	-1.9	-8.5	-42.5	—	—	-52.9
Other non-operational items	—	—	—	—	-168.2	—	-168.2
Income from associated companies	—	149.5	—	—	—	—	149.5
Impairment losses	—	-7.1	-1.4	-15.6	—	—	-24.1
EBIT	**47.1**	**3 301.5**	**508.5**	**60.6**	**-192.0**	**-92.2**	**3 633.4**
Gross investments	357.2	1 073.8	21.7	471.1	58.8	-221.8	1 760.7
Number of employees 31.12 (FTE)	68	4 138	1 577	5 845	87	—	11 715

MH Integrated Annual Report 2015 Financial statements and notes / Group 155

KEY SEGMENT FIGURES (NOK MILLION)			SALES AND MARKETING				
BUSINESS SEGMENTS 2013	**FEED**	**FARMING**	**MARKETS**	**CONSUMER PRODUCTS**	**OTHER**	**ELIMINATIONS**	**TOTAL**
External revenue	—	500.8	13 130.7	5 545.7	52.4	—	19 229.6
Internal revenue	—	12 391.5	1 931.6	154.8	162.6	-14 640.4	—
Operational revenue	**—**	**12 892.3**	**15 062.2**	**5 700.4**	**215.0**	**-14 640.4**	**19 229.6**
Change in unrealized sales salmon derivatives	—	—	—	—	-30.2	—	-30.2
Revenue in profit and loss	**—**	**12 892.3**	**15 062.2**	**5 700.4**	**184.8**	**-14 640.4**	**19 199.4**
Operational EBITDA	**-22.9**	**3 623.7**	**363.0**	**118.8**	**-107.7**	**—**	**3 974.9**
Operational EBIT	**-22.9**	**3 001.1**	**346.3**	**4.9**	**-117.1**	**—**	**3 212.4**
Change in unrealized salmon derivatives	—	—	—	—	-30.2	—	-30.2
Fair value uplift on harvested fish	—	-4 323.7	—	—	—	—	-4 323.7
Fair value adjustment on biological assets	—	6 141.7	—	-30.8	7.3	—	6 118.3
Onerous contract provisions	—	-124.7	—	—	—	—	-124.7
Restructuring cost	—	-4.3	-32.7	-235.7	—	—	-272.8
Other non-operational items	—	-74.4	—	—	—	—	-74.4
Income from associated companies	—	221.8	—	—	—	—	221.8
Impairment losses	—	-6.8	-9.7	-48.3	-0.2	—	-65.0
EBIT	**-22.9**	**4 830.8**	**303.9**	**-309.9**	**-140.1**	**—**	**4 661.8**
Gross investments	695.1	929.2	67.0	238.8	37.5	—	1 967.6
Number of employees 31.12 (FTE)	10	3 238	1 252	6 100	76	—	10 676

REVENUE BY CUSTOMERS LOCATION (NOK MILLION)	2015	2014	2013
Norway	1 513.1	1 304.3	893.0
Europe, excluding Norway and Russia	18 133.9	16 069.3	12 004.1
Russia	216.3	663.3	909.8
Americas	4 801.0	4 007.1	3 146.3
Asia	2 440.8	2 427.6	1 772.9
Rest of the world	317.5	252.0	176.0
External gross revenue	**27 422.6**	**24 723.6**	**18 902.1**
Other income	536.1	772.2	327.5
Operational revenue	**27 958.7**	**25 495.8**	**19 229.6**

We have no customers accounting for 10% or more of our revenues.

REVENUE BY PRODUCT (NOK MILLION)	2015	2014	2013
Fresh whole salmon	11 925.4	11 768.2	9 940.1
Fresh smoked salmon	2 949.6	3 044.2	1 932.0
Fresh elaborated salmon	7 735.2	5 417.5	3 528.8
Frozen whole salmon	296.2	215.2	484.3
Frozen smoked salmon	137.6	263.7	159.4
Frozen elaborated salmon	1 638.9	1 965.2	1 147.4
Other products	2 739.7	2 049.5	1 710.1
External gross revenue	**27 422.6**	**24 723.6**	**18 902.1**

156 MH Integrated Annual Report 2015 Financial statements and notes / Group

NON-CURRENT ASSETS BY COUNTRY LOCATION (NOK MILLION)	2015	2014	2013
Norway	10 430.2	10 028.0	9 405.5
Poland	1 071.2	814.2	729.1
Scotland	2 028.2	1 594.6	1 342.1
Belgium	803.4	775.9	729.7
France	462.6	482.3	472.3
Rest of Europe	552.0	510.9	479.9
Chile	3 513.0	2 863.1	1 904.2
Canada/USA	1 400.9	1 198.4	1 050.6
Asia	107.5	80.8	72.6
Non-current assets	**20 369.0**	**18 348.2**	**16 186.0**
Other non-current assets [1]	**114.3**	**313.4**	**310.9**
Total non-current assets	**20 483.3**	**18 661.6**	**16 496.9**

1) Deferred tax assets and other non-current financial assets

Note 5 / Business combinations, assets held for sale and discontinued operations

BUSINESS COMBINATION
On September 15, 2014, Marine Harvest ASA entered into an agreement to purchase all the assets of the former Chilean farming company Acuinova Chile S.A.

On December 23, 2014, the acquisition was completed and the agreed purchase price for the assets was paid, USD 102.2 million, or NOK 757.8 million, excluding licenses with an assumed value of USD 23.0 million, or NOK 170.2 million, over which the Group had not yet obtained control due to pending authorization from authorities. The acquisition was accounted for as a business combination. Control of the remaining part of the licenses was obtained during Q4 2015, and the final amount was paid.
At the date of completion, Marine Harvest ASA could exercise rights over the assets, and hence had obtained control, except for certain licenses as noted above. December 23, 2014 is the acquisition date and Acuinova has been consolidated into Marine Harvest Group as of this date.

The assets represent a capacity to produce about 40,000 tonnes gutted weight of salmon per year. The asset purchase included a hatchery, a smolt facility, 36 seawater licenses and a primary and secondary processing facility, all located in Chile's Region XI.

The purchase of Acuinova was in line with Marine Harvest strategy of forming a world-leading integrated protein group and the acquisition will further strengthen the Group's capacity to produce and process salmon in Chile.

The assets were acquired from a company in bankruptcy. The main focus of the trustee was to preserve the fish with limited harvesting. Since we had very limited historical financial information related to Acuinova, we have not published figures for revenue and profit or loss for the year ended December 31, 2014 as though the business combination had existed as of January 1, 2014, as this is impracticable. Furthermore, profit or loss for the period since acquisition (December 23, 2014) is considered immaterial, as no fish were harvested.

A provisional purchase price allocation (PPA) was carried out as at year-end 2014. During Q4 of 2015 the Group obtained control of the remaining part of the licenses from the transaction, and a final PPA was carried out. The table below summarizes the consideration paid for Acuinova, and the final fair values of the assets acquired, as recognized at the acquisition date December 23, 2014.

RECOGNIZED AMOUNTS OF IDENTIFIABLE ASSETS REQUIRED AS OF DECEMBER 23, 2014 (NOK MILLION)	NOK	USD
Fair value		
Licenses	206.8	27.9
Property, plant and equipment	484.8	65.4
Biological assets	205.3	27.7
Inventory	27.4	3.7
Other	3.7	0.5
Total identifiable fair value of net assets per acquisition date for owners of Marine Harvest ASA	**928.0**	**125.2**

MH Integrated Annual Report 2015 Financial statements and notes / Group 157

The changes compared to the preliminary PPA mainly relate to licenses, in addition to some minor changes within the sub categories of Property, Plant and Equipment. The Group has also recalculated depreciation in 2015 based on the new fair values in the final PPA. This resulted in lower depreciation costs compared to the preliminary values of USD 2.4 million (NOK 19.4 million), of which USD 1.4 million (NOK 11.3 million) affected the statement of comprehensive income, and USD 1.0 million (NOK 8.1 million) affected the cost of the standing biomass at year-end 2015.

ASSETS HELD FOR SALE
Asset held for sale as of December 31, 2015, in the amount of NOK 17.4 million, relate to a factory and land in Germany (NOK 8.8 million) and a processing plant in Chile (NOK 8.6 million).

DISCONTINUED OPERATIONS
On March 27, 2014 Marine Harvest entered into an agreement to divest its integrated farming operations on the Shetland and Orkney Islands to Cooke Aquaculture Inc.

The operations had a combined harvest volume of 17 400 tonnes gutted weight estimated for 2014. The majority of these assets and related liabilities was classified as "Assets/liabilities held for sale" in Marine Harvest's financial position at December 31, 2013 and presented as discontinued operations.

The agreed Enterprise Value (EV) was GBP 122.5 millon. The transaction was closed in the second quarter of 2014 and paid in cash.

The divestment was a consequence of the remedies set forth by the EU Commission for the approval of the Morpol transaction in September 2013.

Note 6 / Biological assets

VALUATION OF BIOLOGICAL ASSETS
Biological assets are, in accordance with IAS 41, measured at fair value, unless the fair value cannot be measured reliably. Broodstock, smolt and live fish below one kilogram are measured at cost less impairment losses, as an approximation of fair value.

Biomass beyond this is measured at fair value in accordance with IFRS 13, and the measurement is categorized at Level 3 in the fair value hierarchy, as the input is primarily unobservable. Live fish over four kilogram are measured at full net value, while a proportionate expected net profit at harvest is incorporated for live fish between one and four kilogram. The valuation is completed for each Business Unit based on a model and basis for assumptions supplied by head office. All assumptions are subject to monthly quality assurance and analysis at the group level.

The valuation is based on an income approach and takes into consideration unobservable input based on biomass in the sea for each seawater site, the estimated growth rate on site level, mortality in the Business Unit, quality of the fish going forward, costs and market price. A special assessment is performed for sites with high/low performance due to disease or other deviating factors. The market prices are set for each Business Unit, and are derived from observable market prices (when available), achieved prices and developments in contract prices.

ASSUMPTIONS USED FOR DETERMINING FAIR VALUE OF LIVE FISH
The estimated fair value of the biomass will always be based on uncertain assumptions, even though the Group has built substantial expertise in assessing these factors. Estimates are applied to the following factors: biomass volume, the quality of the biomass, size distribution and market prices.

Biomass volume: The biomass volume is in itself an estimate based on the number of smolt released into the sea, the estimated growth from the time of stocking, estimated mortality based on observed mortality in the period, etc. There is normally little uncertainty with regard to biomass volume.

The level of uncertainty will, however, be higher if an incident has resulted in mass mortality, especially early in the cycle, or if the fish's health status restricts handling. If the total biomass at sea was 1% higher than our estimates, this would result in an increase in value of NOK 56.4 million.

The quality of the biomass: The quality of the biomass can be difficult to assess prior to harvesting, if the reason for downgrading is related to muscle quality (e.g. the effect of Kudoa in Canada). In Norway downgraded fish is normally priced according to standard rates of deduction compared to a Superior quality fish. For fish classified as Ordinary grade, the standard rate of reduction is NOK 1.50 to NOK 2.00 per kilogram gutted weight. For fish classified as Production grade, the standard rate of reduction is NOK 5.00 to NOK 15.00 per kilogram gutted weight, depending on the reason for downgrading. In our fair value model for salmon of Norwegian origin, we have used NOK 2.00 and NOK 6.00 as deductions from Superior grade for Ordinary and Production grade quality respectively. In other countries the price deductions related to quality are not as standardized. The quality of harvested fish has been good in 2015. For the Group as a whole, 92% of the fish were graded as Superior quality. A 1% change from Production grade to Superior quality would result in a change in value of NOK 8.2 million.

The size distribution: Fish in sea grow at different rates, and even in a situation with good estimates for the average weight of the fish there can be a considerable spread in the quality and weight of the fish. The size distribution affects the price achieved for the fish, as each size category of fish is priced separately in the market. When estimating the biomass value, a normal size distribution is applied.

Market price: The market price assumption is very important for the valuation and even minor changes in the market price will result in significant changes in the valuation. The methodology used for establishing the market price is explained in Note 2. A NOK 1.00 increase in the market price would result in an increase in value of NOK 200.7 million.

The market price risk is reduced through fixed price/volume customer contracts and financial contracts, as well as our downstream integration as explained in Note 13.

See Note 2 regarding the work of the financial reporting industry group and expected future changes in calculating the fair value of live fish.

WRITE-DOWN OF BIOMASS AND INCIDENT-BASED MORTALITY
Incident-based mortality is accounted for when a site either experiences elevated mortality over time or substantial mortality due to an incident at the farm (outbreak of disease, lack of oxygen etc). In 2015, all farming units, except Marine Harvest Faroe Islands, recorded incident-based mortality losses.

158 MH Integrated Annual Report 2015 Financial statements and notes / Group

RECONCILIATION OF CHANGES IN CARRYING AMOUNT OF BIOLOGICAL ASSETS (NOK MILLION)	2015	2014	2013
Carrying amount as of 01.01	10 014.0	9 536.6	6 207.9
Cost to stock	12 402.0	10 277.8	8 540.8
Fair value adjustment on biological assets	4 189.2	5 007.7	6 118.3
Fair value uplift on harvested fish	-4 098.9	-5 518.5	-4 323.7
Mortality for fish in sea	-404.9	-310.9	-158.4
Cost of harvested fish	-11 528.5	-9 635.7	-7 419.4
Assets acquired - continued operations	—	168.4	338.9
Currency translation differences	366.7	488.6	232.2
Total carrying amount of biological assets as of 31.12	**10 939.6**	**10 014.0**	**9 536.6**

FAIR VALUE ADJUSTMENT ON BIOLOGICAL ASSETS IN THE STATEMENT OF FINANCIAL POSITION (NOK MILLION)	2015	2014	2013
Marine Harvest Norway	2 269.2	2 061.7	1 863.2
Marine Harvest Chile	-282.6	-115.7	121.3
Marine Harvest Canada	182.7	86.1	219.0
Marine Harvest Scotland	171.4	169.9	398.0
Marine Harvest Faroe Islands	68.1	0.8	108.2
Marine Harvest Ireland	41.5	44.4	25.4
Sterling White Halibut	-106.9	11.1	7.9
Total fair value adjustment included in carrying amount in the statement of financial position	**2 343.3**	**2 258.4**	**2 742.9**
Biomass at cost	8 596.3	7 755.6	6 793.7
Total biological assets	**10 939.6**	**10 014.0**	**9 536.6**

FAIR VALUE ADJUSTMENT ON BIOLOGICAL ASSETS IN THE STATEMENT OF COMPREHENSIVE INCOME (NOK MILLION)	2015	2014	2013
Marine Harvest Norway	3 362.3	3 869.0	4 021.2
Marine Harvest Chile	8.2	257.8	284.2
Marine Harvest Canada	328.1	235.0	595.1
Marine Harvest Scotland	371.8	465.4	999.1
Marine Harvest Faroe Islands	84.7	86.2	168.7
Marine Harvest Ireland	148.1	91.0	42.7
Sterling White Halibut	-114.0	3.2	7.3
Total fair value adjustment in the statement of comprehensive income	**4 189.2**	**5 007.7**	**6 118.3**

FAIR VALUE UPLIFT HARVESTED FISH IN THE STATEMENT OF COMPREHENSIVE INCOME (NOK MILLION)	2015	2014	2013
Marine Harvest Norway	-3 154.9	-3 670.4	-2 898.1
Marine Harvest Chile	-140.5	-482.0	-123.9
Marine Harvest Canada	-232.1	-376.6	-360.3
Marine Harvest Scotland	-391.9	-719.2	-822.3
Marine Harvest Faroe Islands	-21.9	-193.5	-77.7
Marine Harvest Ireland	-153.7	-76.7	-41.4
Sterling White Halibut	-4.0	—	—
Total fair value uplift in the statement of comprehensive income	**-4 098.9**	**-5 518.5**	**-4 323.7**

MH Integrated Annual Report 2015 Financial statements and notes / Group 159

VOLUMES OF BIOMASS (TONNES)	2015	2014	2013
Volume of biomass harvested during the year (gutted weight)	420 617	419 423	344 317
Volume of biomass in the sea at year-end (live weight)	275 360	284 227	270 298

SENSITIVITY EFFECT ON FAIR VALUE (SALMON ONLY) AT YEAR -END (NOK MILLION)	PRICE +1 NOK	BIOMASS +1% LWT	QUALITY +1% SUP
Marine Harvest Norway	127.8	45.8	2.1
Marine Harvest Chile	21.4	-0.8	3.3
Marine Harvest Canada	25.4	5.3	0.8
Marine Harvest Scotland	17.8	3.4	1.6
Marine Harvest Faroe Islands	5.3	1.2	0.1
Marine Harvest Ireland	2.9	1.5	0.3
Total price sensitivity effect on fair value	**200.7**	**56.4**	**8.2**

INCIDENT-BASED MORTALITY (SALMON ONLY) (NOK MILLION)	INCIDENT-BASED MORTALITY IN THE STATEMENT OF COMPRE-HENSIVE INCOME (MNOK)	INCIDENT-BASED MORTALITY (1000 TONNES)	INCIDENT-BASED MORTALITY IN % OF TOTAL MORTALITY (VOLUME)
Marine Harvest Norway	123.1	5.5	26.3%
Marine Harvest Chile	129.1	0.9	10.2%
Marine Harvest Canada	21.2	0.7	19.7%
Marine Harvest Scotland	93.8	2.8	43.7%
Marine Harvest Faroe Islands	—	—	—
Marine Harvest Ireland	37.6	1.1	42.1%
Marine Harvest Group	**404.9**	**11.0**	**25.8%**

FORWARD PRICES USED IN FAIR VALUE CALCULATION* QUARTER	NOK/KG
Q1 2016	53.4
Q2 2016	47.5
Q3 2016	44.1
Q4 2016	44.6
Q1 2017	45.2
Q2 2017	45.2

* Norway and Faroe Islands only

As a result of the process initiated to align financial reporting in the industry, the for market prices applied in the valuation model have changed for Norway and the Faroe Islands as of December 2015. The effect of the change in price in the calculation of fair value in Norway is +NOK 234.0 million. This change is treated as a change in estimate in the financial statement. For further information regarding the price used in Norway and the Faroe Islands, see Note 2.

160 MH Integrated Annual Report 2015 Financial statements and notes / Group

Note 7 / Inventory

INVENTORY (NOK MILLION)	2015	2014	2013
Raw materials and goods in process	1 302.7	1 058.4	849.2
Finished goods	1 361.8	1 342.3	901.9
Total inventory	**2 664.5**	**2 400.8**	**1 751.1**

The amount of inventory recognized as an expense during the period totaled NOK 13,081.6 million.

Note 8 / Impairment testing of intangible assets

At year-end 2015, the market value of the Group's equity was significantly higher than the carrying amount of equity, which is an indication that the market considers the value of the Group's assets to exceed the carrying amount. For all Cash Generating Units (CGUs), the recoverable amount has been determined based on a value-in-use calculation using cash flow projections based on approved budgets for the first year. The three next years are based on the approved long-term plan. The cash flow projections beyond the fourth year are estimated by extrapolating the projections reflecting steady-state operations. The net present value of the cash flow is compared to the carrying amount in the CGU. If the carrying amount is higher than the calculated value in use, an impairment loss is recognized in profit or loss, reducing the asset value to the calculated value in use. The estimated cash flows are based on the assumption of continued operation as part of the Marine Harvest Group.

In June 2014, we announced the launch of the Consumer Products segment, resulting from the consolidation of VAP Europe and Morpol's operations. Consumer Products was reported as one segment from January 1, 2015. The impairment test at year-end 2015 has been performed on the new Consumer Products CGU.

KEY ASSUMPTIONS

The key assumptions used in the calculation of value in use are harvested volume, EBIT(DA)/margins, capital expenditure, discount rates and the residual growth rates. Please see the table one the following page for a summary of the key assumptions for each CGU.

Harvest volume
Harvested volume is based on the fish currently being held at sea, stocking plans for each unit and forecasted figures for seawater growth and mortality.

EBIT(DA)/Margins
The key profit target for salmon farming and sales is EBIT per kilogram, while value-added operations are measured in terms of EBIT/EBITDA in % of sales. EBIT per kilogram is highly volatile due to fluctuations in the price of salmon. Costs can under normal circumstances be forecast with a relatively high level of accuracy. As Marine Harvest has entered into long-term sales contracts for a proportion of the volume to be harvested in 2016, the margin for 2016 can be forecast with a higher level of accuracy than the margin for the years beyond (2017-2020).

Capital expenditure
In the five-year forecast period, the capital expenditure necessary to meet the expected growth in revenue and profit is taken into consideration. Consistent with the Group's plan, the capital expenditure level for 2016 is high to further grow the operations. Beyond 2016, capital expenditures are aligned with growth and replacement plans. Capital expenditure to comply with current laws and regulations has been included. Capital expenditure related to committed and approved efficiency improvement programs has also been included to support the inclusion of the benefits in the applied margin.

Changes in applicable laws and regulations may affect future estimated capital expenditure needs; this is not reflected in the figures used in the impairment test. Beyond the forecast period, capital expenditure will in general equal depreciation and relate to maintenance investments. The capital expenditure per year in the forecast period is approximately NOK 1,800 million, following a plan to develop freshwater and processing operations to capitalize on the market conditions going forward.

Discount rate
The discount rates are based on the Weighted Average Cost of Capital (WACC) methodology. The cost of equity is based on Capital Asset Pricing Model (CAPM). The cost of debt is based on the risk-free rate in the applicable country. In the model, a five-year average of the ten-year risk-free rate has been used. Calculation of the final discount rates (WACC) also takes into account market risk premium, debt risk premium, gearing and beta value. In the calculations, the Group has applied estimated cash flows before tax and the corresponding discount rates before tax.

Residual growth rates
Growth after the five-year forecast period has in general been set independently for each cash-generating unit based on the five year average historic inflation rate. The maximum growth rate applied beyond the forecast period is 1.6%. This is lower than the expected growth rates in the first five years and lower than the historic growth rate in salmon demand.

Farming Chile
2015 was a challenging year for the Chilean salmon industry. Price development in the US market has been unfavorable, in addition to a weakening market in Brazil. The biological situation has been challenging due to high volumes in sea. In order to improve the biological situation, Marine Harvest has reduced smolt stocking. Other companies in the Chilean salmon industry have also reduced smolt stocking. This has resulted in a 17% decline of smolt stocking in the last four months of 2015 compared to the same period in 2014.

Lower biomass in the time ahead is expected to improve the biology and tighten the market balance. These are decisive factors to regain profitability for the Chilean salmon industry. We expect that 2016 will also be a challenging year in Chile, but the effects of the improvements will most likely become visible during 2017 and onwards. When the biological situation improves, Marine Harvest can benefit from its unused production capacity. We see Chile as an area for growth in the future.

MH Integrated Annual Report 2015 Financial statements and notes / Group 161

As the increase in production in Chile will take time, we have expanded the cash flow forecast period from five to nine years, according to IAS 36.33b.

The results of the impairment testing are also supported by values indicated by recent market transactions in Chile from the autumn of 2014 to the end of 2015.

For the Farming Chile CGU, the recoverable amount exceeds the carrying amount by NOK 179 million.

With regards to sensitivity of the calculation of Farming Chile, a 0.5% percentage point change in the WACC would bring the recoverable amount in line with the carrying value, whilst a 1.0% percentage point change in the WACC would bring the recoverable amount lower than the carrying value of the CGU.

In addition, we have performed sensitivity of the EBIT and harvest volume in the terminal value of the model. A 10% decrease of the volume or the EBIT on the terminal value would bring the recoverable amount in line with the carrying value.

Sensitivity
With regard to the assessment of recoverable amount, the Group is of the view that no reasonably likely change in any of the above key assumptions would cause the carrying value to materially exceed the recoverable amount for any of the CGUs.

ASSUMPTIONS / CASH GENERATING UNITS	HARVEST TONNES GWE	CAGR [1] VOLUME 2015 - 2020	CAGR [1] VOLUME 2016 - 2020	WACC BEFORE TAX			RESIDUAL VALUE GROWTH %		
				2015	2014	2013	2015	2014	2013
Marine Harvest Norway Farming	254 751	6.2%	6.8%	10.3%	10.2%	8.0%	1.6%	1.6%	1.8%
Marine Harvest Chile Farming	62 482	0.3%	3.4%	11.6%	8.9%	8.5%	1.4%	1.6%	1.6%
Marine Harvest Canada Farming	40 112	7.4%	7.5%	10.0%	9.5%	8.1%	1.6%	1.7%	1.5%
Marine Harvest Scotland Farming	50 144	12.5%	14.2%	9.6%	9.3%	8.4%	1.6%	1.6%	1.8%
Marine Harvest Ireland Farming	9 736	8.8%	12.6%	11.3%	11.4%	8.5%	1.6%	1.6%	1.8%
Marine Harvest Faroes Farming	2 923	33.8%	6.5%	13.6%	8.1%	8.0%	1.4%	1.6%	1.8%
Marine Harvest Consumer Products	—	—	—	10.8%	11.8%	8.1%	0.9%	1.0%	1.2%
Marine Harvest Asia	—	—	—	9.8%	9.3%	8.0%	1.6%	1.6%	1.8%
Marine Harvest USA sale and smoked	—	—	—	11.3%	10.4%	8.5%	1.4%	1.6%	1.6%
Marine Harvest Fish Feed	—	—	—	9.8%	9.7%	na	1.6%	1.6%	na
Total	**420 148**	**6.8%**	**7.6%**						

1) CAGR: Compound Annual Growth Rate; The year-on-year growth rate over a specified period of time

Please see table below for an overview of the CGU's with allocated intangible assets as of December 31, 2015, 2014, and 2013.

CASH GENERATING UNITS (NOK MILLION)	GOODWILL			LICENSES		
	2015	2014	2013	2015	2014	2013
Marine Harvest Norway Farming	1 587.5	1 607.5	1 591.0	3 625.4	3 645.8	3 219.4
Marine Harvest Scotland Farming	—	—	—	675.9	542.3	455.9
Marine Harvest Canada Farming	25.6	25.6	23.0	508.2	509.5	456.6
Marine Harvest Chile Farming	—	—	—	2 270.4	1 738.6	1 407.6
Marine Harvest Ireland Farming	—	—	—	21.3	20.0	18.6
Marine Harvest Faroes Farming	—	—	—	62.7	58.8	54.8
Marine Harvest Consumer Products	871.6	783.7	761.0	—	—	423.2
Total	**2 484.7**	**2 416.9**	**2 374.9**	**7 163.8**	**6 514.9**	**6 036.1**

162 MH Integrated Annual Report 2015 Financial statements and notes / Group

Note 9 / Intangible assets

SPECIFICATION OF INTANGIBLE ASSETS 2015 (NOK MILLION)	GOODWILL	LICENSES	OTHER INTANGIBLE ASSETS	TOTAL
Acquisition cost as of 01.01	4 911.1	7 211.8	367.4	12 490.3
Additions in the year as a result of acquisitions	—	187.5	—	187.5
Additions in the year	—	25.0	44.5	69.5
Reclassification	—	5.8	73.3	79.1
Disposals / scrapping in the year	—	-5.4	-0.1	-5.5
Foreign currency adjustments	202.4	437.9	30.8	671.0
Total acquisition cost as of 31.12	**5 113.5**	**7 862.6**	**515.9**	**13 492.0**
Accumulated amortization and impairment losses as of 01.01	2 494.3	696.9	200.8	3 392.0
Amortization in the year	—	—	30.2	30.2
Impairment losses in the year	—	—	1.9	1.9
Reclassification	3.0	—	-2.5	0.5
Accumulated amortization and impairment losses on disposals	—	—	-0.1	-0.1
Foreign currency adjustments	131.6	1.9	20.6	154.1
Total accumulated amortization and impairment losses as of 31.12	**2 628.9**	**698.8**	**250.9**	**3 578.6**
Total carrying amount as of 31.12	**2 484.7**	**7 163.8**	**265.0**	**9 913.4**
Estimated lifetime			3 - 25 years	
Depreciation method			Linear	

SPECIFICATION OF INTANGIBLE ASSETS 2014 (NOK MILLION)	GOODWILL	LICENSES	OTHER INTANGIBLE ASSETS	TOTAL
Acquisition cost as of 01.01	4 702.4	6 729.3	362.4	11 794.2
Additions in the year as a result of acquisitions	0.9	23.2	—	24.1
Additions in the year	—	—	1.0	1.0
Reclassification	—	18.3	-18.3	—
Disposals / scrapping in the year	—	—	-1.2	-1.2
Divestments	-6.0	—	-10.9	-16.9
Foreign currency adjustments	213.8	440.9	34.3	689.0
Total acquisition cost as of 31.12	**4 911.1**	**7 211.8**	**367.4**	**12 490.3**
Accumulated amortization and impairment losses as of 01.01	2 327.5	693.2	174.0	3 194.7
Amortization in the year	—	—	11.9	11.9
Impairment losses in the year	—	—	0.4	0.4
Reclassification	1.5	1.5	-3.0	—
Accumulated amortization and impairment losses on disposals	—	—	-0.5	-0.5
Divestments	-3.8	—	—	-3.8
Foreign currency adjustments	169.1	2.2	18.0	189.3
Total accumulated amortization and impairment losses as of 31.12	**2 494.3**	**696.9**	**200.8**	**3 392.0**
Total carrying amount as of 31.12	**2 416.9**	**6 514.9**	**166.5**	**9 098.3**

MH Integrated Annual Report 2015 Financial statements and notes / Group 163

SPECIFICATION OF INTANGIBLE ASSETS 2013 (NOK MILLION)	GOODWILL	LICENSES	OTHER INTANGIBLE ASSETS	TOTAL
Acquisition cost as of 01.01	4 371.5	6 124.3	259.1	10 754.9
Additions in the year as a result of acquisitions	190.1	422.4	80.6	693.2
Additions in the year	—	—	16.6	16.6
Disposals / scrapping in the year	—	—	-17.3	-17.3
Foreign currency adjustments	140.8	182.7	23.4	346.8
Total acquisition cost as of 31.12	**4 702.4**	**6 729.3**	**362.4**	**11 794.2**
Accumulated amortization and impairment losses as of 01.01	2 256.0	688.9	144.9	3 089.8
Amortization in the year	—	—	11.8	11.8
Accumulated amortization and impairment losses at the time of acquisition	—	—	12.6	12.6
Impairment losses in the year	3.1	—	2.8	5.9
Reclassification	—	3.6	-3.6	—
Accumulated amortization and impairment losses on disposals	—	—	-7.5	-7.5
Foreign currency adjustments	68.4	0.7	12.9	82.0
Total accumulated amortization and impairment losses as of 31.12	**2 327.5**	**693.2**	**174.0**	**3 194.7**
Total carrying amount as of 31.12	**2 374.9**	**6 036.1**	**188.4**	**8 599.5**

SPECIFICATION OF SEAWATER LICENSES	NUMBER OF LICENSES/ TENURES (SEAWATER ONLY)	NUMBER OF LICENSES/ TENURES IN USE (SEAWATER ONLY)	DURATION	TOTAL CURRENT PRODUCTION CAPACITY HOG, FULL UTILIZATION (T TONNES)	OTHER LIMITATIONS
Marine Harvest Norway	225.3	225.3	Perpetual	225-280	MAB limitation per license
Marine Harvest Chile	193	30-40	Perpetual/ 25 years	120-130	
Marine Harvest Scotland	89	44	Perpetual	64	MAB limitation per license
Marine Harvest Canada	49	41	Perpetual	45	MAB limitation per license
Marine Harvest Ireland	26	26	License regime under review	10	One license in 2015 had extra 1.75 T tonnes of capacity. License regime in Ireland is under review, and MAB limitations may be introduced
Marine Harvest Faroe Islands	4	3	12 years	14	Total capacity is 14 T tonnes over a two year cycle. Production in 2014 and 2015 combined was at full capacity. One new license to be put in use in 2016

164 MH Integrated Annual Report 2015 Financial statements and notes / Group

UNIT	TOTAL CURRENT PRODUCTION CAPACITY HOG, FULL UTILIZATION (T TONNES)	HARVEST VOLUME 2015 (SALMON ONLY)	UTILIZATION BASED ON PRODUCTION CAPACITY	BOOK VALUE (MNOK)[1]	BOOK VALUE PER PRODUCTION VOLUME (2015)
Marine Harvest Norway	225-280	254.8	91 % - 100 %	3 625.4	14.2
Marine Harvest Chile	120-130	62.5	48 % - 52 %	2 270.4	36.3
Marine Harvest Scotland	64	50.1	78%	675.9	13.5
Marine Harvest Canada	45	40.1	89%	508.2	12.7
Marine Harvest Ireland	10	9.7	97%	21.3	2.2
Marine Harvest Faroe Islands	14	2.9	21%	62.7	21.6
Total		**420.1**		**7 163.8**	**17.1**

1) Book value includes freshwater licenses in addition to seawater licenses

The recognized value of our fish farming licenses in our Statement of Financial Position was NOK 7,163.8 million and NOK 6,514.9 million at December 31, 2015 and 2014 respectively. Measured in NOK per kilogram salmon harvested the values were NOK 17.1 and NOK 15.5 respectively. The increase is mainly due to the acquisition of Acuinova licenses in Chile. In Chile we have significant unused license capacity and we estimate our production capacity to be in the area of 120,000 to 130,000 tonnes of salmon gutted weight which is approximately two times the volume harvested in 2015. In other Business Units, our current harvest volumes are closer to the capacity under the current operating regime. The size of the smolt put to sea influences the production capacity of our seawater operations in the jurisdictions where maximum allowed biomass (MAB) regulations are applied. Larger smolts will result in increased harvest per license in these regimes. We are currently in the process of increasing our smolt capacity to allow for production of larger smolt.

In June 2015, the Norwegian government announced a 5% expansion opportunity for all existing seawater licenses contingent on strict biological conditions being satisfied. Marine Harvest has decided to acquire a 5% increase in the maximum allowed biomass for 15 licenses in region South. The cost of the increase is NOK 1 million per license. We are evaluating whether to utilize this expansion opportunity in other parts of Norway. For more information, please see Notes 6 and 8.

MH Integrated Annual Report 2015 Financial statements and notes / Group 165

Note 10 / Property, plant and equipment

SPECIFICATION OF PROPERTY, PLANT AND EQUIPMENT 2015 (NOK MILLION)	PROPERTY	PLANT AND MACHINERY	TRANSPORT	NET, PENS AND MOORINGS	OTHER TANGIBLE [1]	TOTAL
Acquisition cost as of 01.01	4 603.0	8 354.9	1 327.7	2 825.1	1 494.9	18 605.6
Additions in the year	11.9	71.6	1.6	—	1 807.0	1 892.1
Reclassification	626.1	585.0	284.3	379.0	-1 940.6	-66.2
Transfers held for sale	-7.8	—	—	—	—	-7.8
Disposals / scrapping in the year	-145.2	-371.7	-28.9	-291.9	-37.8	-875.5
Divestments	-12.8	-20.2	—	—	-4.4	-37.4
Foreign currency adjustments	298.7	586.8	20.3	212.2	98.6	1 216.7
Total acquisition cost as of 31.12	**5 373.9**	**9 206.4**	**1 605.0**	**3 124.5**	**1 417.7**	**20 727.5**
Accumulated depreciation and impairment losses as of 01.01	1 989.5	5 733.2	653.2	1 500.1	472.4	10 348.5
Depreciation in the year	192.0	564.3	106.8	325.4	33.5	1 221.9
Impairment losses and reversal of previous writedown in the year	23.7	26.1	0.5	4.7	4.0	58.9
Reclassification	4.7	-94.7	85.2	24.3	-16.6	3.0
Accumulated depreciation and impairment losses on disposals	-133.9	-363.8	-27.2	-289.6	-28.7	-843.2
Divestments	-4.4	-14.4	—	—	-3.1	-21.9
Foreign currency adjustments	114.0	446.0	14.6	93.7	45.8	714.0
Total accumulated depreciation and impairment losses as of 31.12	**2 185.6**	**6 296.6**	**833.1**	**1 658.6**	**507.3**	**11 481.1**
Total carrying amount as of 31.12	**3 188.4**	**2 909.8**	**771.9**	**1 466.0**	**910.4**	**9 246.4**
Estimated lifetime	0-20 years	5-20 years	5-20 years	5-20 years	3-5 years	
Depreciation method	Linear	Linear	Linear	Linear	Linear	

1) Other tangible includes prepayments regarding property, plant and equipment.

SPECIFICATION OF PROPERTY, PLANT AND EQUIPMENT 2014 (NOK MILLION)	PROPERTY	PLANT AND MACHINERY	TRANSPORT	NET, PENS AND MOORINGS	OTHER TANGIBLE [1]	TOTAL
Acquisition cost as of 01.01	3 634.1	7 124.1	1 273.8	2 176.8	1 684.3	15 893.1
Acquisitions through business combinations	206.9	100.1	3.2	122.1	4.2	436.6
Additions in the year	22.3	95.2	10.9	2.6	1 615.0	1 746.0
Capitalized interest	—	—	—	—	3.8	3.8
Reclassification	603.9	743.2	85.1	413.9	-1 892.0	-45.9
Disposals / scrapping in the year	-41.9	-149.6	-22.3	-26.5	-17.8	-258.2
Divestments	-109.7	-213.4	-49.6	-105.1	-1.2	-479.0
Foreign currency adjustments	287.4	655.3	26.6	241.4	98.6	1 309.4
Total acquisition cost as of 31.12	**4 603.0**	**8 354.9**	**1 327.7**	**2 825.1**	**1 494.9**	**18 605.6**
Accumulated depreciation and impairment losses as of 01.01	1 801.6	5 106.4	619.9	1 277.5	410.7	9 216.1
Depreciation in the year	144.3	465.0	81.8	225.1	38.8	955.0
Impairment losses and reversal of previous writedown in the year	10.7	9.4	0.9	0.8	1.9	23.7
Reclassification	-5.7	-70.9	-0.7	6.2	25.1	-45.9
Accumulated depreciation and impairment losses on disposals	-26.4	-137.8	-20.3	-24.6	-17.7	-226.9
Divestments	-55.5	-154.8	-49.2	-105.1	-0.5	-365.1
Foreign currency adjustments	120.6	515.9	20.8	120.2	14.1	791.7
Total accumulated depreciation and impairment losses as of 31.12	**1 989.5**	**5 733.2**	**653.2**	**1 500.1**	**472.4**	**10 348.5**
Total carrying amount as of 31.12	**2 613.6**	**2 621.7**	**674.5**	**1 325.0**	**1 022.5**	**8 257.2**

166 MH Integrated Annual Report 2015 Financial statements and notes / Group

SPECIFICATION OF PROPERTY, PLANT AND EQUIPMENT 2013 (NOK MILLION)	PROPERTY	PLANT AND MACHINERY	TRANSPORT	NET, PENS AND MOORINGS	OTHER TANGIBLE [1]	TOTAL
Acquisition cost as of 01.01	2 504.5	5 463.8	1 033.8	1 853.6	821.4	11 677.0
Acquisitions through business combinations	648.3	1 074.7	43.5	-20.3	190.7	1 937.0
Additions in the year	32.6	140.1	3.1	0.2	1 788.4	1 964.4
Capitalized interest					11.3	11.3
Reclassification	272.2	298.8	192.9	397.6	-1 161.5	—
Disposals / scrapping in the year	-37.9	-258.6	-13.7	-136.0	-17.3	-463.5
Foreign currency adjustments	214.4	405.3	14.2	81.7	51.2	766.8
Total acquisition cost as of 31.12	**3 634.1**	**7 124.1**	**1 273.8**	**2 176.8**	**1 684.4**	**15 893.1**
Accumulated depreciation and impairment losses as of 01.01	1 511.1	4 162.0	471.0	1 068.9	352.2	7 565.2
Accumulated depreciation at the time of acquisition through business combinations	102.4	580.3	39.7	14.7	45.9	783.0
Depreciation in the year	107.6	359.1	71.1	190.7	22.3	750.8
Impairment losses and reversal of previous writedown in the year	40.4	18.0	—	0.4	—	58.8
Reclassification	-25.7	-69.8	39.9	83.4	-27.8	—
Accumulated depreciation and impairment losses on disposals	-26.3	-240.8	-13.3	-130.5	-8.6	-419.4
Foreign currency adjustments	92.0	297.7	11.5	49.8	26.8	477.8
Total accumulated depreciation and impairment losses as of 31.12	**1 801.6**	**5 106.4**	**619.9**	**1 277.5**	**410.7**	**9 216.1**
Total carrying amount as of 31.12	**1 832.8**	**2 017.5**	**653.9**	**899.3**	**1 273.7**	**6 677.2**

Sale of non-current assets

Non-current tangible assets have been sold during the year, and the net gain on the sale of assets amounts to NOK 7.5 million in 2015. The corresponding figures for 2014 are NOK 10.8 million and for 2013 NOK 6.3 million.

Impairment testing of non-current assets

Impairment tests for specific non-current assets are performed when there are indications of impairment. No such indicators were identified at year-end 2015.

Contracts

Marine Harvest has entered into significant contractual commitments for the acquisition of property, plant and equipment at year-end 2015. The commitments have been entered into in Marine Harvest Norway (NOK 213 million), Marine Harvest Faroes (NOK 83 million), Morpol (NOK 20 million) and Marine Harvest Fish Feed (NOK 26 million).

MH Integrated Annual Report 2015 Financial statements and notes / Group 167

Note 11 / Interest-bearing debt

INTEREST-BEARING DEBT (NOK MILLION)	2015	2014	2013
Non-current interest-bearing debt	3 140.3	3 772.7	3 932.9
Bond	1 244.2	1 241.7	1 239.4
Convertible bonds	5 894.8	5 654.7	2 537.9
Total non-current interest-bearing debt	**10 279.3**	**10 669.1**	**7 710.2**
Current interest-bearing debt	**1.5**	**7.0**	**686.7**
Total interest-bearing debt	**10 280.8**	**10 676.1**	**8 396.9**

Financing of the Marine Harvest Group is mainly carried out through the parent company Marine Harvest ASA. External financing is obtained by subsidiaries only if this is optimal for the Group. Marine Harvest complied with its covenants at the end of 2015.

The following programs are the main sources of financing for the Marine Harvest Group as of December 31, 2015:

EUR 805 MILLION SYNDICATED CREDIT FACILITY

The Group has a syndicated revolving credit facility with an original limit of EUR 555 million. In 2015 the Group decided to exercise an accordion option to increase the facility by EUR 250 million to EUR 805 million. The terms of the increased facility are the same as for the original facility. The remaining amount of the accordion option is EUR 45 million. The facility has final maturity in November 2019.

The facility is available to Marine Harvest ASA and selected subsidiaries. In addition, part of the revolving credit facility may be allocated as bilateral credits (including overdraft facilities and facilities for the issuance of guarantees) between syndicate banks and group companies.

The syndicated loan agreement sets forth a covenant on solidity (equity ratio), which must remain above 35% at all times. Furthermore, the ability of the Group to take on new debt is regulated by the loan agreement.

EUR 340 MILLION CONVERTIBLE BOND

In November 2015, Marine Harvest issued a convertible bond loan with a EUR 340 million principal. The loan carries a fixed coupon of 0.125% p.a., payable semi-annually. In the absence of prior conversion, the loan will mature in November 2020. There are no installments. The conversion share price at the end of 2015 was EUR 16.0887, representing an adjustment of the original conversion share price (EUR 16.2877) for dividends paid. The conversion share price is subject to standard adjustment mechanisms for convertible bonds. From December 2018, Marine Harvest can, under certain market conditions, call the bond at par plus accrued interest. After receiving notice of such a call, bondholders may elect to exercise their conversion rights.

EUR 375 MILLION CONVERTIBLE BOND

In May 2014, Marine Harvest issued a convertible bond loan with a principal amount of EUR 375 million. The bonds have a fixed coupon of 0.875% p.a., payable semi-annually. In the absence of prior conversion, the loan will mature in May 2019. There are no installments. The conversion share price at the end of 2015 was EUR 10.1670, representing an adjustment of the original conversion share price (EUR 11.7476) for dividends paid. The conversion share price is subject to standard adjustment mechanisms for convertible bonds. From June 2017, Marine Harvest can, under certain market conditions, call the bond at par plus accrued interest. After receiving notice of such a call, bondholders may elect to exercise their conversion rights.

NOK 1,250 MILLION BOND

In March 2013, Marine Harvest issued an unsecured bond with a principal amount of NOK 1,250 million. The bond issue carries a coupon of three month NIBOR plus 3.5% p.a., payable quarterly. The bond is repayable in 2018 with no interim installments. The bond is listed on the Oslo Stock Exchange.

168 MH Integrated Annual Report 2015 Financial statements and notes / Group

CONVERTIBLE BONDS (NOK MILLION)	STATEMENT OF FINANCIAL POSITION				STATEMENT OF COMPREHENSIVE INCOME		
	NON-CURRENT INTEREST-BEARING DEBT	CONVERSION LIABILITY COMPONENT 2013 - BOND	CONVERSION LIABILITY COMPONENT 2014 - BOND	CONVERSION LIABILITY COMPONENT 2015 - BOND	NET INTEREST EXPENSES	NET CURRENCY EFFECTS	OTHER FINANCIAL ITEMS
Initial recognition							
EUR 350 mill 2013-bond	2 267.1	378.0	-	-	-	-	-
EUR 375 mill 2014-bond	2 554.2	-	486.3	-	-	-	-
EUR 340 mill 2015-bond	2 657.0	-	-	483.8	-	-	-
Subsequent measurement 2013							
Interest and currency	270.8	-	-	-	-92.7	-222.0	
Change in fair value of conversion liability component	-	182.9	-	-	-	-	-182.9
Subsequent measurement 2014							
Interest and currency	562.6	-	-	-	-235.7	-415.7	
Change in fair value of conversion liability components	-	639.3	532.0	-	-	-	-1 171.3
Subsequent measurement 2015							
Interest and currency	287.3	-	-	-	-188.8	-144.7	
Change in fair value of conversion liability components	-	79.0	383.9	124.5	-	-	-587.3
Converted	-2 688.2	-1 273.7	-	-	-	-	-
Redeemed bond	-15.9	-5.5	-	-	-	-	-
Net recognized end of 2015	**5 894.8**	**0.0**	**1 402.2**	**608.3**			

At initial recognition, the nominal value of the convertible bond was split into a liability component and a conversion liability component. The value of the liability component, classified as non-current interest-bearing debt, was calculated using a market interest rate for an equivalent, non-convertible bond. The residual amount, representing the value of the conversion liability component, was classified under other non-current financial liabilities.

On subsequent measurements the amortized interest is recognized as an interest expense and increases the carrying amount of the convertible bond. The conversion liability component is recognized at fair value using a valuation technique based on observable data.

MH Integrated Annual Report 2015 Financial statements and notes / Group 169

Note 12 / Financial instruments

FINANCIAL INSTRUMENTS IMPACT ON COMPREHENSIVE INCOME (NOK MILLION)	2015	2014	2013
Interest expenses	-259.6	-392.3	-510.2
Amortized interest cost	-156.9	-152.3	-130.1
Interest expenses	**-416.5**	**-544.6**	**-640.2**
Net currency effects on interest-bearing debt	78.3	-252.3	-528.5
Net currency effects on cash, trade receivables and trade payables	63.9	135.3	105.7
Gain/loss on short-term transaction hedges	-9.7	-233.1	46.6
Realized gain (loss) on long-term transaction hedges	-94.8	-38.3	64.5
Net currency effects	**37.7**	**-388.4**	**-311.7**
Interest income	10.8	30.3	25.0
Gain/loss on salmon derivatives non-operational	1.9	2.3	3.9
Change in fair value other financial instruments	-4.9	-108.9	46.3
Change in fair value conversion liability component of convertible bonds	-587.3	-1 171.3	-516.1
Change in fair value other shares	101.0	33.8	60.8
Dividends and gain (loss) on sales of other shares	22.0	9.0	134.9
Net other financial items	-17.3	-8.8	-7.1
Other financial items	**-473.8**	**-1 213.7**	**-252.4**
Total financial items	**-852.6**	**-2 146.7**	**-1 204.3**
Other comprehensive income			
Cash flow hedges qualified for hedge accounting	-32.6	-46.6	-44.3

CASH FLOW HEDGING EQUITY RESERVE (NOK MILLION)	2015	2014	2013
Cash flow hedging equity reserve as of 01.01	23.8	58.3	88.9
Change in fair value of cash flow hedges	-32.6	-84.9	13.5
Realized gain (loss) recycled through profit or loss	—	38.3	-57.8
Change in deferred tax	8.8	12.1	13.7
Cash flow hedging equity reserve as of 31.12	**—**	**23.8**	**58.3**

The Group discontinued hedge accounting of both interest rate swaps and currency cash flow hedges in 2014, as they no longer qualified for hedge accounting. The cumulative gain on the hedged interest rate swaps that had been recognized in other comprehensive income was reclassified from equity to profit or loss in 2014, as it was no longer highly probable that the forecast transactions would occur. The cumulative gain on the currency cash flow hedges that had been recognized in other comprehensive income has been reclassified from equity to profit and loss, when the expected forecast transactions occurred. At the end of 2015 hedge accounting had no further effect on the equity reserve.

170 MH Integrated Annual Report 2015 Financial statements and notes / Group

MH Integrated Annual Report 2015 Financial statements and notes / Group 171

CATEGORIES OF FINANCIAL INSTRUMENTS IN THE STATEMENT OF FINANCIAL POSITION (NOK MILLION)	FINANCIAL ASSETS AND LIABILITIES					
DECEMBER 31, 2015	LOANS AND RECEIVABLES AND LIABILITIES, AT AMORTIZED COST	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS	COST	FINANCIAL DERIVATIVES QUALIFIED FOR HEDGE ACCOUNTING	NON-FINANCIAL ASSETS AND LIABILITIES	TOTAL
Non-current assets						
Other non-current financial assets	—	—	4.0	—	—	4.0
Current assets						
Trade receivables	3 926.2	—	—	—	—	3 926.2
Other receivables	833.9	—	—	—	426.5	1 260.3
Other current financial assets	—	280.2	—	—	—	280.2
Cash	688.7	—	—	—	—	688.7
Non-current liabilities						
Non-current interest-bearing debt	-10 279.3	—	—	—	—	-10 279.3
Other non-current financial liabilities	—	-2 010.5	—	—	—	-2 010.5
Current liabilities						
Current interest-bearing debt	-1.5	—	—	—	—	-1.5
Trade payables	-2 379.7	—	—	—	—	-2 379.7
Other current financial liabilities	—	-940.3	—	—	—	-940.3
Other current liabilities	-575.6	—	—	—	-875.3	-1 450.9
Total	**-7 787.3**	**-2 670.6**	**4.0**	**—**		
Fair value	**8 020.0**	**-2 670.6**	**4.0**	**—**		

CATEGORIES OF FINANCIAL INSTRUMENTS IN THE STATEMENT OF FINANCIAL POSITION (NOK MILLION)	FINANCIAL ASSETS AND LIABILITIES					
DECEMBER 31, 2014	LOANS AND RECEIVABLES AND LIABILITIES, AT AMORTIZED COST	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS	COST	FINANCIAL DERIVATIVES QUALIFIED FOR HEDGE ACCOUNTING	NON-FINANCIAL ASSETS AND LIABILITIES	TOTAL
Non-current assets						
Other non-current financial assets	—	159.0	7.1	—	—	166.1
Current assets						
Trade receivables	3 360.2	—	—	—	—	3 360.2
Other receivables	627.4	32.0	—	—	224.0	833.4
Other current financial assets	—	227.1	—	—	—	227.1
Cash	1 408.3	—	—	—	—	1 408.3
Non-current liabilities						
Non-current interest-bearing debt	-10 669.1	—	—	—	—	-10 669.1
Other non-current liabilities	—	-2 218.6	—	—	—	-2 218.6
Current liabilities						
Current interest-bearing debt	-7.0	—	—	—	—	-7.0
Trade payables	-2 039.2	—	—	—	—	-2 039.2
Other current financial liabilities	—	-810.4	—	—	—	-810.4
Other current liabilities	-993.0	—	—	—	-801.2	-1 794.2
Total	**-8 312.4**	**-2 610.9**	**7.1**			
Fair value	**-8 755.2**	**-2 610.9**	**7.1**			

CATEGORIES OF FINANCIAL INSTRUMENTS IN THE STATEMENT OF FINANCIAL POSITION (NOK MILLION)	FINANCIAL ASSETS AND LIABILITIES					
DECEMBER 31, 2013	LOANS AND RECEIVABLES AND LIABILITIES, AT AMORTIZED COST	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS	COST	FINANCIAL DERIVATIVES QUALIFIED FOR HEDGE ACCOUNTING	NON-FINANCIAL ASSETS AND LIABILITIES	TOTAL
Non-current assets						
Other non-current financial assets	—	125.2	6.9	—	—	132.1
Current assets						
Trade receivables	3 191.4	—	—	—	—	3 191.4
Other receivables	673.2	—	—	—	283.2	956.4
Other current financial assets	—	130.1	—	—	—	130.1
Cash	606.2	—	—	—	—	606.2
Non-current liabilities						
Non-current interest-bearing debt	-7 710.2	—	—	—	—	-7 710.2
Other non-current financial liabilities	—	-691.7	—	-163.6	—	-855.3
Current liabilities						
Current interest-bearing debt	-686.7	—	—	—	—	-686.7
Trade payables	-2 232.6	—	—	—	—	-2 232.6
Other current financial liabilities	—	-17.1	—	-64.9	—	-82.2
Other current liabilities	-717.6	—	—	—	-675.9	-1 393.3
Total	**-6 876.3**	**-453.5**	**6.9**	**-228.5**		
Fair value	**-7 056.5**	**-453.5**	**6.9**	**-228.5**		

There has not been any reclassification between the categories of financial assets or liabilities in 2015, 2014 or 2013 except for financial instruments qualified for hedge accounting in 2014. Details regarding the criteria for recognition and the basis for measurement of each class of financial instrument are disclosed in Note 2 Significant accounting principles.

OTHER CURRENT FINANCIAL ASSETS (NOK MILLION)	2015	2014	2013
Market value of financial instruments	259.4	187.4	100.5
Currency hedges	20.8	39.7	29.6
Other current financial assets as of 31.12	**280.2**	**227.1**	**130.1**

OTHER CURRENT FINANCIAL LIABILITIES (NOK MILLION)	2015	2014	2013
Currency hedges	202.5	145.9	65.5
Interest rate swaps	737.8	664.5	16.7
Other current financial liabilities as of 31.12	**940.3**	**810.4**	**82.2**

172 MH Integrated Annual Report 2015 Financial statements and notes / Group

FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value of financial instruments carried at amortized cost

With the exception of the EUR 340 million and EUR 375 million convertible bonds, the Group considers that the carrying amount of financial assets and liabilities recognized at amortized cost in the financial statements approximates their fair value. See Note 11 for further information regarding convertible bonds.

Fair value measurements recognized in the statement of financial position

Financial instruments that are measured at fair value subsequent to initial recognition are grouped into a hierarchy of three different levels, based on the degree to which the fair value is observable:

Level 1: *fair value determined directly by reference to published quotations.*
Level 2: *fair value estimated using a valuation technique based on observable data.*
Level 3: *fair value estimated using a valuation technique based on unobservable data.*

ASSETS AND LIABILITIES MEASURED AT FAIR VALUE (NOK MILLION)	NOTE	31.12.15			31.12.14			31.12.13		
		LEVEL 1	LEVEL 2	LEVEL 3	LEVEL 1	LEVEL 2	LEVEL 3	LEVEL 1	LEVEL 2	LEVEL 3
ASSETS MEASURED AT FAIR VALUE										
Financial assets to fair value through profit or loss:										
Other non-current financial assets	22	—	—	—	153.4	—	5.6	119.1	—	6.1
Other financial instruments		259.4	—	—	187.4	32.0	—	72.1	28.4	—
Current currency hedges		—	20.7	—	—	39.7	—	—	29.6	—
LIABILITIES MEASURED AT FAIR VALUE										
Financial liabilities to fair value through profit or loss:										
Conversion liability component of convertible bond	11	—	-2 010.5	—	—	-2 218.6	—	—	—	-560.9
Interest swaps		—	-737.8	—	—	-664.5	—	—	132.5	—
Current currency hedges		—	-202.5	—	—	-145.9	—	—	-15.6	—
Financial derivatives qualified for hedge accounting		—	—	—	—	—	—	—	-228.5	—
BONDS AT AMORTIZED COST, FAIR VALUE		—	-7 371.6	—	—	-7 339.0	—	—	—	4 518.4

The fair value of the conversion liability component of the EUR 340 million and EUR 375 million convertible bonds is determined as the difference between a) the market value of the convertible bond, and b) the DCF-value of the convertible bond using a market interest rate for an equivalent, non-convertible bond. This is a change compared to 2013 when the conversion liability component was calculated using a Black Scholes model. The own nonperformance risk as at December 31, 2015 was assessed to be insignificant.

The change caused a transfer from Level 3 to Level 2 in the hierarchy in 2014. See Note 11 for further details.

There were no transfers between the levels in 2015.

Shares listed on the Oslo Stock Exchange are valued at quoted prices. Other shares are primarily valued on level 3 at cost. See Note 22 for further details.

MH Integrated Annual Report 2015 Financial statements and notes / Group 173

Note 13 / Capital management and risk management

LEVERAGE AND CAPITAL ACCESS

Leverage and capital access, ie. capital management, refers to the process of acquiring and utilizing capital in the most efficient manner compared to the available alternatives. The primary objective of the Group's capital management is to ensure access to the capital required for satisfactory operations and maximum generation of shareholder values. The Group manages its capital structure and makes adjustments in light of changes in the underlying economic conditions. Access to borrowed capital is continuously monitored and the Group has a continuous dialog with its lenders. The syndicated loan facility sets forth an equity ratio as the only financial covenant. The remaining portfolio of interest-bearing debt does not include more restrictive financial covenants. Marine Harvest complied with the covenant in its loan agreements during and at the end of 2015. Details relating to the main loan programs in the Group are described in Note 11.

Marine Harvest intends to maintain an equity base appropriate for the characteristics of the operations, taking into consideration that fish farming is a cyclical business. Capital not deemed necessary for further growth will be returned to shareholders as dividends or the repurchase of shares. At year-end 2015, Marine Harvest had equity of NOK 18,187 million, while its equity ratio, defined by equity/total assets, 45.2%. Net interest-bearing debt, defined as total interest-bearing debt less cash was NOK 9,592 million at year-end. The Board of Directors of Marine Harvest ASA considers the Group's equity to be appropriate for the scale of the operation.

A dividend policy has been resolved by the Board of Directors. The policy states that:

- *The quarterly dividend level shall reflect the present and expected future cash-flow generation of the Group.*
- *To this end, a target level for net interest-bearing debt is determined, reviewed and updated on a regular basis.*
- *When the target is met, at least 75% of the annual free cash flow after operational and financial commitments will be distributed as dividends.*

The Board of Directors has further adopted guidelines targeting quarterly dividend distribution, whereby each dividend proposal shall be dimensioned with a view to managing net interest-bearing debt around a target level. The target level is set at EUR 1,050 million, dimensioned relative to the scope of the Group's operations.

The Board of Directors of Marine Harvest ASA has been authorized by the Annual General Meeting in June 2015 to:

- *Purchase shares in the Company up to a maximum total nominal value of NOK 337,564,239, which equals approximately 10% of the share capital.*
- *Increase the Company's share capital through issuance of new shares with an aggregate nominal value of up to NOK 337,564,239.*
- *Raise convertible bond loans with a maximum par value of NOK 3,200 million, convertible into a maximum number of new shares equivalent to a total nominal value of NOK 480 million. This authorization was utilized in October 2015 in relation to the issuance of a EUR 340 million convertible bond loan.*
- *Distribute dividends, up to an aggregate amount of NOK 5 billion, based on the Company's annual accounts for 2014, including distribution in the form of repayment of paid-in capital.*

The Group's principal financial liabilities, other than loans, consist of convertible and non-convertible bonds, derivatives and trade payables. These financial liabilities constitute the majority of the Group's third-party financing. The Group holds financial assets such as trade receivables, cash and shares.

The Group uses financial derivatives, mainly currency forward contracts, interest rate swaps and financial salmon futures. The purpose of these derivatives is to manage the interest rate, currency and salmon price risks arising from the operations of the Group. With the exception of financial salmon futures, no trading activities in financial instruments are undertaken. On a selective basis, the Group also enters into other financial derivatives, such as equity forward contracts. Marine Harvest ASA has entered into such contracts relating to shares in Grieg Seafood.

Details regarding significant accounting policies for financial assets and liabilities are disclosed in Note 2 Significant accounting policies.

FINANCIAL RISK MANAGEMENT

The Group monitors and manages the financial risks arising from its operations. These include currency risks, interest rate risk, credit risk and price/liquidity risk.

The Group seeks to manage these risks through operational measures or (where such measures are not available) through the use of financial derivatives.

A policy on the management of these risks has been approved by the Board of Directors. The policy includes principles for currency risk, interest rate risk, price risk, the use of financial instruments and other operational means as well as limits on the maximum and minimum levels of these exposures.

CURRENCY RISK

In the Marine Harvest Group, several Business Units carry out a large number of business transactions in currencies different from the domestic currency. For the Group, the relative importance of these transactions is substantially larger on the revenue side than on the cost side. To mitigate potential fluctuation effects on its cash flows, the Group maintains a foreign exchange strategy designated to manage these exposures both in the short and long term. For each of Marine Harvest's units, the Group has defined a hedging strategy. According to the hedging strategy, units located in the following regions generate cash flow in currencies (main hedging currencies) according to the table below.

Norway	EUR
Chile	USD
Canada	USD
Scotland	GBP
Ireland	EUR
The Faroe Islands	EUR
VAP and Morpol (Consumer Products)	EUR
Asia	USD
Cold Water Species	NOK

For some units the main hedging currency is different from its functional currency.

174 MH Integrated Annual Report 2015 Financial statements and notes / Group

Transaction exposures arise from firm commitments made to transact in a currency different from the main hedging currency. The transaction exposure depends on the duration of the commitment, but will normally be of relatively short duration. Hedging transactions designated to manage transaction exposures are referred to as transaction hedges.

By hedging transaction exposures, each business unit aims to ensure that its net cash flows in currencies other than its main hedging currency are hedged with respect to this currency.

Further exposures arise from structural imbalances between the main currencies on the revenue side and those on the expense side. These imbalances are predominantly the result of production taking place in a country different from where the product is sold. Due to their structural nature, these exposures are of a longer duration than transaction exposures and are therefore quantified on the basis of estimates for future revenues and expenses. In this estimation, focus is kept on the underlying currency structure of the individual revenue and cost item, and the actual currency in which transactions are invoiced is of lesser importance.

The Marine Harvest Group normally has a net positive cash flow exposure to EUR, GBP, USD and JPY and a net negative cash flow exposure to NOK, CAD and CLP. To hedge Group cash flows against exchange rate fluctuations Marine Harvest has a policy for long-term hedging of the most predominant net exposures. The Group currently hedges up to 30% of its' underlying exposure between EUR and NOK and between USD and CAD with a horizon of two years.

As of December 31, 2015, the Group held a portfolio of currency hedging instruments against third party counterparts with a total contract value of NOK 6 720 million. The portfolio had a net negative market value of NOK 181.8 million.

Currency exposure in the statement of financial position
As a consequence of the Group's net cash flows being generated in EUR, GBP and USD, the interest-bearing debt should reflect this currency structure. On December 31, 2015, the portfolio was in line with policy.

CURRENCY STRUCTURE OF NET INTEREST-BEARING DEBT (NOK MILLION)	NOK	USD	EUR	GBP	JPY	DKK	CAD	PLN	OTHER	TOTAL
Cash and cash equivalents	302.6	143.6	80.7	-62.7	66.9	27.1	24.4	43.4	62.7	**688.7**
Current interest-bearing debt	—	—	—	1.5	—	—	—	—	—	**1.5**
Non-current interest-bearing debt	1 211.7	2 301.0	6 327.0	439.3	—	—	—	—	0.3	**10 279.3**
Net interest-bearing debt	**909.1**	**2 157.4**	**6 246.3**	**503.5**	**-66.9**	**-27.1**	**-24.4**	**-43.4**	**-62.4**	**9 592.1**

The carrying amount of interest-bearing debt has been reduced by NOK 48.1 million in transaction costs. With the exception of the EUR 340 million and EUR 375 million convertible bonds, there are no significant differences between the carrying amount and the fair value of non-current interest-bearing debt and leasing. Details related to the EUR 340 million and EUR 375 million convertible bonds and a significant part of the non-current debt are described in Note 11.

SENSITIVITY ANALYSIS - CHANGE IN EXCHANGE RATES
On the basis of financial positions and currency hedges in existence as of December 31, 2015, the effect of a 10% change in exchange rate of the following relevant currency pairs has been estimated:

CURRENCY PAIR (NOK MILLION)	EUR/ NOK	USD/ NOK	GBP/ NOK	JPY/ NOK	USD/ CAD
Effect in NOK million from a 10% increase in the value of	NOK	NOK	NOK	NOK	CAD
Financial items	975.6	-349.1	-0.3	-42.4	53.3

MH Integrated Annual Report 2015 Financial statements and notes / Group 175

INTEREST RATE RISK
Marine Harvest ASA shall hedge the Group's long-term interest-bearing debt by currency, including external interest-bearing debt and leasing in the parent company or subsidiaries, with fixed-interest or interest-rate derivatives. The interest-rate hedges shall cover 70-100% of the debt in the first four years and 0-60% of the debt in the subsequent five years. All interest-rate hedging shall be undertaken by the parent company.

At year-end 2015 the Group had a portfolio of interest swaps with a net negative market value of NOK 737.8 million after a decrease in market value during 2015 of NOK 73.3 million, recognized through profit and loss.

The portfolio held at the end of 2015, will ensure the payment of the following weighted fixed rates against receipt of three- month Euribor/Libor for each of the following currencies and periods:

NOMINAL AMOUNT OF INTEREST RATE SWAPS AND WEIGHTED AVERAGE FIXED RATE (MILLION)	EUR		USD		GBP	
	NOMINAL VALUE	WEIGHTED FIXED RATE	NOMINAL VALUE	WEIGHTED FIXED RATE	NOMINAL VALUE	WEIGHTED FIXED RATE
Until March 2016	41.0	1.26%	123.0	1.98%	34.0	2.48%
March 2016 - March 2017	166.5	2.12%	151.0	2.91%	34.0	3.04%
March 2017- March 2018	283.0	2.55%	138.5	3.12%	34.0	3.13%
March 2018- March 2019	546.0	3.26%	138.5	3.21%	34.0	3.13%
March 2019- March 2020	970.5	3.27%	167.5	2.93%	34.0	3.13%
March 2020- March 2021	380.0	2.13%	78.3	2.31%	23.5	2.83%
March 2021- March 2022	380.0	2.20%	78.3	2.31%	23.5	2.83%
March 2022- March 2023	—	—	60.0	4.13%	—	—

MARKET VALUE AS OF 31.12.2015 (NOK MILLION)	
EUR	-622.3
USD	-79.6
GBP	-35.9
Total	**-737.8**

A 0.50% point parallel increase in all relevant yield curves will cause a NOK 187 million increase in the market value. This change would be recognized through profit and loss. In addition, the fixed-rate coupon on the convertible bonds as described in Note 11 is part of the hedging of interest rate risk in the Group.

CREDIT RISK
The Group trades only with recognized, credit worthy third parties. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis and as a rule the Group's trade receivables are fully credit insured. The Group monitors its exposure to individual customers closely, and is not substantially exposed in relation to any individual customer or contractual partner as of December 31, 2015. The maximum exposure is disclosed in Note 17.

The Group only enters into derivative transactions with counterparties that have an established business relationship to the Group.

PRICE/LIQUIDITY RISK
The Group continuously monitors liquidity and estimates expected liquidity development on the basis of budgets and monthly updated forecasts from the units. Marine Harvest's financial position and development depend significantly on development in the spot price for salmon, and these prices have historically been volatile. As such, Marine Harvest is exposed to movements in supply and demand for salmon. Marine Harvest has to some extent mitigated its exposure to spot prices by entering into bilateral fixed-price/volume contracts with its customers. The hedging rate has normally varied between 20% and 50% of Marine Harvest's sold volume and the duration of the contracts has typically been three to twelve months. To a limited extent such contracts have been entered into with durations of more than twelve months. Furthermore, Marine Harvest reduces its exposure to spot price movements through the feed segment and value-added processing activities. Other key liquidity risks are fluctuations in production and harvest volumes, biological issues and changes in the feed price, which is the most important individual factor on the cost side. Feed costs are correlated to the marine and agricultural commodity prices of the ingredients.

Marine Harvest's aim is to maintain a balance between long-term financing and flexibility by using credit facilities, new borrowings and bonds.

176 MH Integrated Annual Report 2015 Financial statements and notes / Group

MATURITY PROFILE OF THE FINANCIAL LIABILITIES AND DERIVATIVES BASED ON CONTRACTUAL UNDISCOUNTED PAYMENTS, INCLUDING INTEREST (NOK MILLION)	CARRYING AMOUNT	CONTRAC-TUAL CASH FLOWS	WITHIN 1 YEAR	1 - 2 YEARS	2 - 5 YEARS	MORE THAN 5 YEARS
Non-derivative financial liabilities						
Syndicated loan	-3 129.4	-3 341.5	-44.3	-44.3	-3 252.9	—
Convertible bonds	-5 900.2	-6 990.4	-35.6	-35.6	-6 919.2	—
Unsecured bond	-1 246.9	-1 381.6	-57.3	-57.3	-1 267.0	—
Leasing debt	-11.4	-11.4	-4.4	-3.0	-3.9	—
Trade payables and other liabilities	-2 382.5	-2 382.5	-2 380.4	-0.7	-1.5	—
Derivative financial liabilities						
Conversion liability component	-2 010.5	—	—	—	—	—
Interest rate swaps	-737.8	-1 006.7	-65.5	-105.6	-687.8	-147.8
Cash flow hedges	-179.0	-143.3	-97.1	-46.3	—	—
Transaction hedges	-20.1	-20.8	-20.3	-0.5	—	—
Total financial liabilities	**-15 617.9**	**-15 278.0**	**-2 704.7**	**-293.2**	**-12 132.3**	**-147.8**

Note 14 / Remuneration

SALARY AND PERSONNEL EXPENSES (NOK MILLION)	2015	2014	2013
Salaries	-2 713.6	-2 367.7	-1 766.1
Cash bonuses	-161.3	-141.1	-131.0
Social security taxes	-378.2	-347.7	-316.6
Pension expenses	-92.9	-76.3	-65.5
Share price based bonus	-30.6	-12.6	-65.1
Temporary labor	-302.0	-271.3	-238.8
Other benefits	-146.9	-104.1	-91.1
Total salary and personnel expenses	**-3 825.5**	**-3 320.9**	**-2 674.3**
Average number of employees	**12 084**	**11 195**	**8 533**

At year-end 2015 there were 12 454 full-time employees in the Group.

REMUNERATION TO KEY MANAGEMENT PERSONNEL (NOK MILLION)	2015	2014	2013
Salaries and other short-term employee benefits	30.3	28.7	18.9
Post-employment benefits	2.6	2.8	2.6
Share-based payments	—	7.4	12.5
Total remuneration to key management	**32.9**	**38.9**	**34.0**

MH Integrated Annual Report 2015 Financial statements and notes / Group 177

SHARE-PRICE BASED BONUS SCHEME AND SHARE OPTION SCHEME FOR SENIOR EXECUTIVES

Marine Harvest Group has a share-price based bonus scheme for key employees.

OUTSTANDING UNITS / OPTIONS PER ALLOTMENT	2015 - ALLOTMENT OF CALL OPTIONS	2014 - ALLOTMENT OF CALL OPTIONS	2013 - ALLOTMENT OF CALL OPTIONS	2012 - ALLOTMENT OF CALL UNITS
Distributed options	1 475 000	1 500 000	1 520 000	1 550 000
Forfeited options	—	-100 000	-200 000	-250 000
Dividend adjustment	37 195	109 450	285 566	281 239
Total options outstanding at year end	**1 512 195**	**1 509 450**	**1 605 566**	**1 581 239**
Strike price December 31, 2015	**97.9490**	**82.6556**	**46.3689**	**28.6928**
Number of employees in the scheme at year end	**17**	**16**	**17**	**14**

SHARE OPTION SCHEME - SENIOR EXECUTIVES

The Share-Price-Based Bonus Scheme comprises annual allocations by the Board of Directors of a number of European call options with a strike price of 107.5% of the share price of Marine Harvest's shares at the date of the annual general meeting authorizing allocations under the scheme. The options have a term of four years but will become exercisable immediately if a mandatory bid is made for all of the shares in Marine Harvest or if Marine Harvest is the non-surviving entity in a merger with another company. If the holder of the options exercises the options, the company may settle its obligation through the issue of new shares or, alternatively, by selling treasury shares to the option holder. There will be no lock-up obligation on the shares the option holder receives through the exercise of the option. The exercise of the option is conditional upon the option holder being employed in a non-terminated position in the Group on the date of exercise.

The number of shares and the strike price will be adjusted for dividends and changes in equity capital during the term of the option in accordance with Oslo Stock Exchange derivative rules (A.2.2.8(1)b). Total profit through the exercise of the option in a year is capped at two years' salary for the option holder. If the profit exceeds this limit, the number of shares to be issued will be reduced accordingly. Following the 2015 annual general meeting (the "AGM"), the Board of Directors allocated 1.475 million options with a strike price corresponding to 107.5% of the volume-weighted average share price on the OSE on the day of the AGM (NOK 100.4191) to a total of 17 individuals.

Eligibility to the senior executive share option scheme is limited to: Group CEO, other Group Executives and management and key experts of business areas, subsidiaries and group functions, based on the following criteria:

1 *the position and individual is important in realizing the Marine Harvest Group ambitions;*
2 *the individual is considered critical for the Business Unit(s);*
3 *the individual is expected to continue in a role covered by the scheme;*
4 *the individual will not retire during the first year of the scheme*

SHARE PURCHASE PROGRAM

All permanent employees in Marine Harvest ASA and its Norwegian subsidiaries have the opportunity to acquire shares in the Company within the scope of the Norwegian Tax Act Section 5-14. These provisions entitle this group of employees to receive a tax-free benefit of NOK 1,500 in connection with their participation in such a scheme.

Permanent employees in Marine Harvest Scotland and Marine Harvest Canada have also been offered the opportunity to buy shares, though without any element of tax-free discount.

No loans or guaranties have been granted to key management personnel.

PENSION PLANS

Pension plans in the Group are mainly defined contribution plans. There are a few defined benefits plans, which are considered to be immaterial for the Groups financial statements.

PENSION PLANS (NOK MILLION)	PENSION COST	PENSION NET LIABILITY (FUND) 31.12
Marine Harvest Norway	36.3	—
Marine Harvest Scotland	17.2	-52.2
Marine Harvest Canada	12.8	—
Marine Harvest Consumer Products	6.6	30.4
Corporate	5.5	53.4
Other entities	14.4	—
Total 2015	**92.9**	**32.7**
Total 2014	**76.4**	**25.8**
Total 2013	**65.5**	**68.1**

178 MH Integrated Annual Report 2015 Financial statements and notes / Group

Note 15 / Taxes

INCOME TAXES FOR THE YEAR IN THE STATEMENT OF COMPREHENSIVE INCOME (NOK MILLION)	2015	2014	2013
Norway	-593.6	-345.9	-123.0
Foreign units	-65.1	-279.9	-153.1
Tax on profits (current tax)	**-658.6**	**-625.7**	**-276.1**
Norway	52.2	-242.2	-508.7
Foreign units	-214.0	116.0	-242.0
Change in deferred tax	**-161.8**	**-126.2**	**-750.7**
Total income taxes related to profit for the year	**-820.5**	**-752.0**	**-1 026.8**

RECONCILIATION BETWEEN NOMINAL AND EFFECTIVE TAX RATE (NOK MILLION)	2015	2014	2013
Profit before tax	2 240.2	1 486.7	3 457.4
Nominal tax rate	27%	27%	28%
Tax calculated with nominal tax rate	**-604.9**	**-401.4**	**-968.1**
Non-taxable income/loss on sale of shares	—	0.3	35.8
Change in value of conversion liability component	-158.6	-316.2	-144.5
Non-taxable income/loss on receivables	—	—	-60.6
Non-taxable income/loss from associated companies	53.9	40.4	61.8
Non-taxable income/loss on change in market value on financial instruments	-15.6	-5.1	-1.8
Non-taxable income/loss on change in market value on other shares	28.1	9.1	17.0
Effect of changed tax rate on deferred tax positions	208.7	18.2	87.4
Effect of adjustment of income tax from previous years	-67.6	82.0	-0.8
Effect of recognition of previously non-recognized tax assets	5.6	8.4	1.8
Effect of non-recognition of losses and tax assets	-248.7	-126.2	-98.9
Withholding tax	-15.3	-28.4	—
Other permanent difference reported by the entities	-50.2	-62.8	-15.7
Effect of different tax rates compared to nominal rate	44.2	29.7	59.7
Total income taxes	**-820.5**	**-752.0**	**-1 026.8**

TAX FOR THE YEAR RECOGNIZED IN OTHER COMPREHENSIVE INCOME (NOK MILLION)	2015	2014	2013
Deferred tax related to income/cost recognized as other comprehensive income	8.8	12.1	13.7
Deferred tax related to actuarial gains/losses in other comprehensive income	-14.7	-5.6	5.1
Total tax for the year recognized in other comprehensive income	**-5.9**	**6.5**	**18.8**

TAX PREPAID/RECEIVABLE IN THE STATEMENT OF FINANCIAL POSITION (NOK MILLION)	2015	2014	2013
Tax prepaid/receivable in Norway	—	—	—
Tax prepaid/receivable in foreign units	195.4	63.7	137.0
Total tax prepaid/receivable in the statement of financial position	**195.4**	**63.7**	**137.0**

MH Integrated Annual Report 2015 Financial statements and notes / Group 179

TAX PAYABLE IN THE STATEMENT OF FINANCIAL POSITION (NOK MILLION)	2015	2014	2013
Tax payable in Norway	569.5	362.0	122.9
Tax payable in foreign units	126.8	163.2	129.7
Total tax payable in the statement of financial position	**696.3**	**525.2**	**252.6**

SPECIFICATION OF DEFERRED TAX AND BASIS FOR DEFERRED TAX/TAX ASSETS TAX INCREASING/(REDUCING) TEMPORARY DIFFERENCES (NOK MILLION)	2015	2014	2013
Non-current assets	8 230.9	6 721.3	5 823.7
Current assets	7 235.5	7 165.6	7 422.3
Debt	-363.3	-289.1	-277.3
Pension obligation	-64.5	-6.5	-71.2
Tax losses carried forward	-293.1	-366.4	-447.7
Other differences	-294.0	-54.3	-665.7
Total temporary differences	**14 451.5**	**13 170.6**	**11 784.2**
Tax losses carried forward in Norway	—	—	—
Other temporary differences in Norway	10 156.9	9 656.0	8 422.8
Tax losses carried forward abroad	-293.1	-366.4	-447.7
Other temporary differences abroad	4 587.7	3 881.0	3 809.0
Total temporary differences	**14 451.5**	**13 170.6**	**11 784.2**

TOTAL DEFERRED TAX ASSET/LIABILITIES IN THE STATEMENT OF FINANCIAL POSITION (NOK MILLION)	2015	2014	2013
Deferred tax assets	110.3	147.3	178.8
Deferred tax liabilities	-3 759.3	-3 568.9	-3 365.0
Net deferred tax in the statement of financial position	**-3 649.0**	**-3 421.6**	**-3 186.2**

The Group has capitalized deferred tax assets related to tax losses carried forward. This is based on the expectation of probable sufficient earnings in the future, mainly in Poland and in the USA where the majority of tax losses carried forward are located. The expectations are based on current earnings and approved budgets. In addition, substantial deferred tax liabilities linked to non-current assets and current assets are recorded.

Deferred tax assets related to tax losses carried forward at a total of NOK 1,150.1 million have not been recognized due to uncertain utilization.

Deferred tax assets linked to tax losses are offset against deferred tax liabilities in the tax jurisdictions, where acceptable.

180 MH Integrated Annual Report 2015 Financial statements and notes / Group

MATURITY OF TAX LOSSES WHERE DEFERRED TAX LOSS IS RECOGNIZED TO YEAR (NOK MILLION)	NORWAY	ABROAD	TOTAL
2016	—	2.2	2.2
2017	—	19.3	19.3
2018	—	21.4	21.4
2019	—	138.9	138.9
2020	—	11.7	11.7
2021	—	7.6	7.6
2022	—	7.6	7.6
2023	—	7.6	7.6
2024	—	7.6	7.6
2025+	—	9.9	9.9
Unlimited	—	59.3	59.3
Total 2015	**—**	**293.1**	**293.1**
Total 2014	**—**	**366.4**	**366.4**
Total 2013	**—**	**447.7**	**447.7**

MATURITY OF TAX LOSSES WHICH NO DEFERRED TAX ASSET IS RECOGNIZED TO YEAR (NOK MILLION)	NORWAY	ABROAD
2016	—	5.0
2017	—	—
2018	—	17.3
2019	—	10.9
2020	—	2.1
2021	—	—
2022	—	—
2023	—	—
2024	—	—
2025+	—	—
Unlimited	—	1 114.8
Total 2015	**—**	**1 150.1**
Total 2014	**—**	**641.1**
Total 2013	**—**	**291.9**

TAX RATES APPLIED (SELECTED COUNTRIES) COUNTRIES	2015	2014	2013
Japan	35.3%	40.0%	40.0%
USA	35.0%	35.0%	39.6%
Belgium	34.0%	34.0%	34.0%
Germany	31.0%	30.1%	33.7%
France	33.3%	33.3%	33.3%
Norway	27.0%	27.0%	28.0%
China	25.0%	25.0%	25.0%
Netherlands	25.0%	25.0%	25.0%
Scotland	20.3%	21.5%	23.3%
Canada	26.0%	26.0%	25.8%
Faroe Islands	22.5%	22.5%	20.5%
Chile	22.5%	21.0%	20.0%
Poland	19.0%	19.0%	19.0%
Ireland	12.5%	12.5%	12.5%

MH Integrated Annual Report 2015 Financial statements and notes / Group 181

Note 16 / Cash

CASH (NOK MILLION)	2015	2014	2013
Cash in bank	577.0	1 195.2	439.1
Restricted cash / withheld taxes	53.7	43.1	40.3
Other restricted cash	58.0	170.0	126.8
Total cash	**688.7**	**1 408.2**	**606.2**

Other restricted cash is mainly composed of deposits to fulfill collateral requirements for financial instruments.

Note 17 / Trade receivables and other receivables

SPECIFICATION OF RECEIVABLES (NOK MILLION)	2015	2014	2013
Trade receivables	3 943.4	3 390.3	3 227.9
Provisions for bad debts	-17.2	-30.1	-36.6
Net trade receivables	**3 926.2**	**3 360.2**	**3 191.4**
Prepayments	178.3	133.0	115.2
Pension fund	52.7	57.8	11.9
Tax prepaid/receivable	195.4	63.7	137.0
Other	833.9	628.9	692.4
Other receivables	**1 260.3**	**883.4**	**956.4**
Total trade receivables and other receivables	**5 186.5**	**4 243.6**	**4 147.8**

AGE DISTRIBUTION OF TRADE RECEIVABLES (NOK MILLION)	2015	2014	2013
Receivables not overdue	3 198.7	2 781.0	2 524.5
Overdue 0-6 months	717.6	567.0	658.4
Overdue more than 6 months	27.0	42.3	45.0
Total trade receivables	**3 943.4**	**3 390.3**	**3 227.9**

MOVEMENT IN PROVISIONS FOR BAD DEBT (TRADE RECEIVABLES)

At the beginning of 2015, provisions for bad debt amounted to NOK 30.1 million. During 2015, provisions amounting to NOK - 15.8 million were considered lost. Adjusted for additional provisions for losses of NOK 0.9 million, as well as NOK 2.0 million in currency effects, the provision for bad debt amounted to NOK 17.2 million at year-end 2015.

CURRENCY EXPOSURE TO TRADE RECEIVABLES

The Business Units generally complete their sales in the main trading currency in the country of destination. The carrying amount of trade receivables per Business Unit is presented below, and an indication of currency is given by reference to the markets where sales from the unit are generally made.

182 MH Integrated Annual Report 2015 Financial statements and notes / Group

BUSINESS UNIT (NOK MILLION)	MAIN MARKETS AND CURRENCY	2015	2014	2013
Marine Harvest Norway	European market (EUR), US market (USD), Russian market(USD) and Asian market (JPY and USD)	688.2	733.7	759.5
Marine Harvest Chile	US market (USD), Brazilian and Argentinian market (USD) and Asian market (JPY)	478.2	392.1	269.2
Marine Harvest Canada	US market (USD)	32.6	19.1	24.2
Marine Harvest Scotland	Domestic market (GBP) and European market (EUR)	139.9	109.6	179.4
Marine Harvest Consumer Products	European market (EUR), US market (USD), UK market (GBP) and Asian market (JPY and USD)	2 160.0	1 787.0	1 717.6
Marine Harvest other units and eliminations		427.2	318.5	241.4
Net trade receivables		**3 926.2**	**3 360.2**	**3 191.4**

Note 18 / Trade payables and other current liabilities

TRADE PAYABLES AND OTHER CURRENT LIABILITIES (NOK MILLION)	2015	2014	2013
Trade payables [1]	**2 379.7**	**2 039.2**	**2 232.6**
Other current liabilities			
Salaries and vacation pay due	281.0	259.7	222.1
Social security and other taxes	216.6	200.2	124.4
Accrued expenses	562.2	963.9	672.2
Other liabilities	391.0	370.5	374.7
Total other current liabilities	**1 450.9**	**1 794.2**	**1 393.3**

1) As of year-end 2015 the draw of the Supply Chain Financing was NOK 135.6 million

CURRENT INTEREST-BEARING DEBT TO FINANCIAL INSTITUTIONS (NOK MILLION)	2015	2014	2013
First year's installment on debt	—	5.6	524.3
Bank overdrafts	—	—	85.8
Other current interest-bearing debt	0.6	0.6	74.0
Current part (first year) financial leases	0.9	0.8	2.5
Total current interest-bearing debt	**1.5**	**7.0**	**686.7**

UNUSED DRAWING RIGHTS (NOK MILLION)	2015	2014	2013
Unused part of bank overdraft facility (to be renewed within one year)	67.2	62.8	124.8
Unused part of bank overdraft facility (to be renewed in more than one year)	456.7	368.0	334.4
Unused part of other drawing rights (to be renewed in more than one year)	3 766.9	541.4	1 313.6
Total unused drawing rights	**4 290.8**	**972.2**	**1 772.9**

MH Integrated Annual Report 2015 Financial statements and notes / Group 183

Note 19 / Secured liabilities and guarantees

DEBT SECURED BY MORTGAGES AND PLEDGES (NOK MILLION)	2015	2014	2013
Debt to financial institutions	3 263.3	3 759.6	4 244.2
Leasing debt	11.4	16.9	15.8
Total debt secured by mortgages and pledges	**3 274.6**	**3 776.6**	**4 260.0**
Guarantee liabilities	225.9	163.2	257.2

The Group's syndicated loan facility has been established with security in current assets, licenses (where applicable), fixed assets and guarantees from some of the entities in the Group. In addition, the shares in larger subsidiaries and associated companies have been pledged with respect to bank facilities.

ASSETS PLEDGED AS SECURITY FOR DEBT (NOK MILLION)	2015	2014	2013
Tangible non-current assets and licenses	9 940.7	8 998.9	6 644.7
Inventory and biological assets	11 619.4	10 671.5	9 114.5
Trade receivables	2 304.0	2 054.3	1 294.5
Other assets	1 297.6	458.6	5.3
Total assets pledged as security	**25 161.7**	**22 183.3**	**17 059.0**

Note 20 / Other non-current liabilities

OTHER NON-CURRENT LIABILITIES (NOK MILLION)	2015	2014	2013
Net pension obligations	85.4	83.6	80.0
Other non-current liabilities	29.4	32.3	40.9
Total other non-current liabilities	**114.8**	**115.9**	**120.9**

184 MH Integrated Annual Report 2015 Financial statements and notes / Group

Note 21 / Investments in associated companies

Associated companies are companies where the Group has a significant ownership interest, ranging from 20-50%, and where the Group is able to exercise significant influence. Associated companies are recorded in the Group statements in accordance with the equity method. None of the associated companies are listed.

ASSOCIATED COMPANIES (NOK MILLION)	HEAD OFFICE	OWNER-SHIP	OWNED BY	ACQUISI-TION COST	CARRYING AMOUNT 01.01.15	SHARE OF PROFIT 2015	DIVIDENDS RECEIVED 2015	OTHER CHANGES 2015	CARRYING AMOUNT 31.12.15
Nova Sea AS	Lovund	48%	Marine Harvest Holding AS	271.0	855.2	198.8	-69.4	1.8	986.5
Finnøy Fisk AS	Finnøy	45%	Marine Harvest Norway AS	22.7	91.9	1.4	-7.9	-22.5	62.9
Vågafossen Settefisk AS	Vikedal	48%	Marine Harvest Norway AS	1.3	7.9	0.1	—	—	8.1
Center for Aquaculture Competence AS	Hjelmeland	33%	Marine Harvest Norway AS	0.2	10.0	7.4	—	95.1	112.6
Migdale Transport	Inverness, Scotland	35%	Lakeland Smolt Ltd	9.5	10.0	2.7	—	1.5	14.2
Others				3.0	3.2	-0.7	-0.8	2.9	4.6
Total				**307.7**	**978.2**	**209.7**	**-78.0**	**78.9**	**1 188.8**

ASSOCIATED COMPANIES 100% BASIS (NOK MILLION)	DIVIDEND RECEIVED	FAIR VALUE ADJUSTMENT BIOMASS [1]	TOTAL REVENUE	TOTAL PROFIT AND LOSS	TOTAL NON-CURRENT ASSETS	TOTAL BIOLOGICAL ASSETS	TOTAL OTHER CURRENT ASSETS	TOTAL NON-CURRENT LIABILITIES	TOTAL CURRENT LIABILITIES
2015									
Nova Sea AS	69.4	86.6	1 808.7	425.7	1 346.9	542.5	629.5	783.0	457.5
Finnøy Fisk AS	7.9	6.1	31.0	9.6	36.2	10.3	34.5	13.4	27.9
Center for Aquaculture Competence AS	—	6.4	27.3	3.0	2.2	78.1	46.0	—	119.4
Vågafossen Settefisk AS	—	—	22.7	0.9	35.9	5.5	9.6	28.2	3.8
Migdale Transport	—	—	47.5	7.9	76.2	—	14.7	0.7	49.3
2014									
Nova Sea AS	68.2	79.1	1 670.1	337.2	1 287.4	434.2	467.6	761.2	376.9
Finnøy Fisk AS	6.1	7.6	44.6	22.3	40.8	12.0	45.5	18.7	39.4
Center for Aquaculture Competence AS	—	—	48.7	-0.2	2.5	16.3	9.4	—	24.2
Vågafossen Settefisk AS	—	—	15.4	1.3	34.2	5.7	4.6	22.8	3.7
Migdale Transport	—	—	46.5	3.7	2.6	—	32.7	—	6.8
2013									
Nova Sea AS	19.2	98.1	1 456.5	382.2	1 034.8	419.6	462.2	663.1	400.5
Finnøy Fisk AS	0.6	4.8	37.6	19.8	43.7	8.8	32.3	20.6	22.8
Center for Aquaculture Competence AS	—	—	10.1	0.4	1.8	39.7	17.2	—	54.5
Vågafossen Settefisk AS	0.5	—	25.2	0.7	15.9	1.0	12.6	6.4	6.3

1) Effect of adjusting Marine Harvest`s share of total biological assets pr 31.12 presented above to fair value. The effect is shown after tax.

MH Integrated Annual Report 2015 Financial statements and notes / Group 185

Note 22 / Investments in other shares

Shares and holdings where the Group does not have significant influence.

SHAREHOLDINGS BY COMPANY (NOK MILLION)	NUMBER OF SHARES	OWNER-SHIP %	ACQUISITION COST	CHANGES IN MARKET VALUE	CARRYING AMOUNT 31.12.15	CARRYING AMOUNT 31.12.14	CARRYING AMOUNT 31.12.13
Havfisk ASA [1]	—	—	—	—	—	153.4	119.1
Norway Seafoods AS [1]	—	—	—	—	—	5.6	6.1
Other shares	—	—	1.4	-2.8	4.0	7.1	6.9
Total other shares	—	—	**1.4**	**-2.8**	**4.0**	**166.1**	**132.1**

1) All the shares in Havfisk ASA and Norway Seafoods AS were sold during 2015.

Note 23 / Consolidated entities

The consolidated financial statements include the following companies:

PARENT COMPANY	COUNTRY	
Marine Harvest ASA	Norway	
SUBSIDIARIES - NORWAY	**COUNTRY**	**OWNERSHIP %**
Marine Harvest Fish Feed AS	Norway	100.00%
Marine Harvest Holding AS	Norway	100.00%
Marine Harvest Minority Holding AS	Norway	100.00%
Marine Harvest Norway AS	Norway	100.00%
Sterling White Halibut AS	Norway	100.00%
Morpol ASA	Norway	100.00%
Waynor Trading AS	Norway	100.00%

SUBSIDIARIES - AMERICAS	COUNTRY	OWNERSHIP %
Marine Harvest North America Inc.	Canada	100.00%
Marine Harvest Canada Inc.	Canada	100.00%
Englewood Packing Company Ltd.	Canada	100.00%
Marine Harvest Chile S.A	Chile	100.00%
Salmones Tecmar S.A	Chile	100.00%
Processadora De Productos Marinos Delifish S.A	Chile	100.00%
Aquamerica International Holdings S.A	Panama	100.00%
Panamerica International Holdings S.A	Panama	100.00%
Salmoamerica Corp.	Panama	100.00%
Ducktrap River of Maine LLC	USA	100.00%
Marine Harvest USA Holding LLC	USA	100.00%
Marine Harvest USA LLC	USA	100.00%

186 MH Integrated Annual Report 2015 Financial statements and notes / Group

SUBSIDIARIES - ASIA	COUNTRY	OWNERSHIP %
Marine Harvest China Co. Ltd.	China	100.00%
Marine Harvest Hong Kong Cy Ltd	Hong Kong	100.00%
Marine Harvest Japan Inc	Japan	100.00%
Marine Harvest Food Service Inc	Japan	100.00%
Marine Harvest Korea Co. Ltd	South Korea	100.00%
Marine Harvest Singapore Pte Ltd	Singapore	100.00%
Morpol Holdings Singapore Pte Ltd	Singapore	100.00%
Marine Harvest Taiwan Co. Ltd	Taiwan	100.00%
Amanda Foods Vietnam Ltd	Vietnam	100.00%

SUBSIDIARIES - EUROPE	COUNTRY	OWNERSHIP %
Marine Harvest Pieters NV	Belgium	100.00%
Marine Harvest Central and Eastern Europe s.r.o.	Czech Republic	100.00%
Marine Harvest Faroes P/F	Faroes	100.00%
Marine Harvest VAP France SAS	France	100.00%
Marine Harvest Appéti' Marine SAS	France	100.00%
Marine Harvest Boulogne SAS	France	100.00%
Marine Harvest Lorient SAS	France	100.00%
Marine Harvest Kritsen SAS	France	100.00%
Marine Harvest Rennes SAS	France	100.00%
Morpol France SAS	France	100.00%
Laschinger Seafood GmbH	Germany	100.00%
Laschinger Produktions GmbH	Germany	100.00%
Belisco Ehf	Iceland	100.00%
Comhlucht Iascaireachta Fanad Teoranta	Ireland	100.00%
Bradan (Maoil Rua) Teoranta	Ireland	100.00%
Bradan Fanad Teoranta	Ireland	100.00%
Fanad Pettigo Teoranta	Ireland	100.00%
Feirm Farraige Oilean Chliara Teoranta	Ireland	92.03%
Silverking Seafoods Ltd	Ireland	100.00%
Marine Harvest Italia S.R.L.	Italy	100.00%
Morpol Italia S.R.L	Italy	100.00%
Marine Harvest NV	Netherlands	100.00%
Marine Harvest International BV	Netherlands	100.00%
Marine Harvest Holland BV	Netherlands	100.00%
Marine Harvest Sterk Holding BV	Netherlands	100.00%
Marine Harvest Sterk BV	Netherlands	100.00%
Marine Harvest Poland Sp. z.o.o	Poland	100.00%
Morpol S.A.	Poland	100.00%
Laurin Seafood Sp. z.o.o.	Poland	100.00%
Morpol VAP Sp z.o.o.	Poland	100.00%
Morpol Technology Sp. z.o.o.	Poland	100.00%
Morpol Transport Sp. z.o.o.	Poland	100.00%
Morpol Specialities Sp. Z.o.o.	Poland	100.00%
Epigon S.A	Poland	82.37%

MH Integrated Annual Report 2015 Financial statements and notes / Group 187

SUBSIDIARIES - EUROPE	COUNTRY	OWNERSHIP %
MK Sp. z o.o.	Poland	100.00%
Marine Harvest Turkiye su Ürünleri Ticaret A.Ş.	Turkey	100.00%
Marine Harvest (Scotland) Ltd	UK	100.00%
Meridian Salmon Group Ltd	UK	100.00%
Meridian Salmon Processing Ltd	UK	100.00%
Meridian Salmon Farms (Argyll) Ltd	UK	100.00%
Cod And Shellfish (Scotland) Ltd	UK	100.00%
Lakeland Smolt Ltd	UK	100.00%
Marine Harvest VAP UK Ltd	UK	100.00%
Brookside Products Ltd	UK	100.00%
Lakeland Cairndow Ltd	UK	100.00%
Marine Harvest Spain, S.L.	Spain	100.00%

The Group has no material partly-owned subsidiaries, and the non-controlling interests are immaterial. Additional financial information is therefore not disclosed.

Note 24 / Share capital

SHARE CAPITAL [1]	2015	2014	2013
Total number of shares as of 01.01	410 377 759	410 377 759	3 748 341 597
Shares issued during the year	39 707 893	—	355 435 984
Total number of shares as of 31.12	**450 085 652**	**410 377 759**	**4 103 777 581**
Treasury shares as of 01.01	40 970	40 970	409 698
Treasury shares sold during the year	-40 970	—	—
Treasury shares as of 31.12	**—**	**40 970**	**409 698**
Nominal value as of 31.12 (NOK)	**7.50**	**7.50**	**0.75**
Share capital (total number of shares at nominal value) (NOK million)	3 375.6	3 077.9	3 077.9
Other paid-in capital (NOK million)	10 320.1	9 267.9	9 719.3

1) A reverse split of the shares in Marine Harvest ASA in the proportion 10:1 was implemented in January 2014.

188 MH Integrated Annual Report 2015 Financial statements and notes / Group

OVERVIEW OF THE LARGEST SHAREHOLDERS DECEMBER 31, 2015	NUMBER OF SHARES	SHARE %
Geveran Trading Co Ltd	108 589 531	24.13%
Folketrygdfondet	39 054 430	8.68%
Clearstream Banking S.A.	21 033 806	4.67%
Citibank N.A.	9 875 548	2.19%
State Street Bank and Trust Co.	9 183 489	2.04%
State Street Bank & Trust Co.	8 580 678	1.91%
State Street Bank and Trust Co.	8 047 633	1.79%
J.P. Morgan Chase Bank, NA, London	6 908 974	1.54%
Jupiter European Fund	6 894 000	1.53%
J.P. Morgan Luxembourg S.A.	5 823 300	1.29%
Geveran Trading Co Ltd	5 444 072	1.21%
J.P. Morgan Chase Bank, NA	4 444 716	0.99%
Euroclear Bank S.A./N.V. ('BA')	4 288 389	0.95%
Statoil Pensjon	3 523 353	0.78%
Verdipapirfondet DNB Norge (IV)	3 458 834	0.77%
State Street Bank and Trust Co.	3 445 746	0.77%
Ferd AS	3 350 000	0.74%
State Street Bank and Trust Co.	3 210 461	0.71%
Framar AS	3 100 000	0.69%
J.P. Morgan Chase Bank, NA, London	3 053 369	0.68%
Total 20 largest shareholders	**261 310 329**	**58.06%**
Total other shareholders	**188 775 323**	**41.94%**
Total number of shares 31.12.15	**450 085 652**	**100.00%**

SHAREHOLDERS PER COUNTRY	NUMBER OF SHARES	SHARE %
Norway	133 643 461	29.69%
Cyprus	115 454 074	25.65%
USA	68 327 861	15.18%
Great Britain	58 279 899	12.95%
Other countries	74 380 357	16.53%
Total number of shares 31.12.15	**450 085 652**	**100.00%**

MH Integrated Annual Report 2015 Financial statements and notes / Group 189

SHARES OWNED BY BOARD MEMBERS, GROUP MANAGEMENT AND THEIR RELATED PARTIES AS OF DECEMBER 31, 2015	NUMBER OF SHARES
Board of Directors	
Ole-Eirik Lerøy, *Chairman of the Board*	3 222 000
Leif Frode Onarheim	32 500
Heléne Vibbleus	–
Cecilie Fredriksen [1]	–
Lisbet K. Nærø	–
Ørjan Svanevik	–
Stein Mathiesen	–
Lars Erik Hestnes	136
Kjellaug Hoås Samland	585
Total number of shares held by Board members	**3 255 221**
Group Management	
Alf-Helge Aarskog, *CEO*	138 570
Ivan Vindheim, *CFO*	660
Marit Solberg, *COO Farming*	47 813
Ola Brattvoll, *COO Sales and Marketing*	9 231
Ben Hadfield, *COO Fish Feed*	6 870
Øyvind Oaland, *R&D Global Director*	19 388
Anne Lorgen Riise, *HR Global Director*	358
Kristine Gramstad Wedler, *Communication Director*	136
Total number of shares held by Group management	**223 026**
Total number of shares held by Board members and Group management	**3 478 247**
Total number of shares held by Board members and Group management in % of total outstanding shares	**0.77%**

1) Cecilie Fredriksen is a member of the class of Beneficiaries of the Trusts which indirectly control Geveran Trading Co Limited.

SHAREHOLDERS RIGHTS
There are no current limitations on voting rights or trade limitations related to the Marine Harvest share.

AUTHORIZATION TO INCREASE THE SHARE CAPITAL
The Board of Directors is granted an authorization to increase the Company's share capital by up to 45,008,565 shares (representing 10% of shares in issue at the time). The authority does not define the purpose(s) of such capital increase. The authority expires at the AGM in 2016.

POWER OF ATTORNEY TO REPURCHASE OWN SHARES
The Board has been granted a power of attorney to purchase shares in the Company up to 45,008,565 shares (representing 10% of shares in issue at the time) during the period up until the AGM in 2016.

190 MH Integrated Annual Report 2015 Financial statements and notes / Group

Note 25 / Earnings per share

BASIC AND DILUTED EARNINGS PER SHARE	2015	2014	2013
Profit from continuing operations attributable to the owners of the parent (NOK million)	1 419.2	730.8	2 423.2
Profit from discontinued operations attributable to the owners of the parent (NOK million)	-2.1	204.8	91.9
Profit for the year attributable to owners of Marine Harvest ASA (NOK million)	**1 417.1**	**935.6**	**2 515.1**
Number of shares as of 31.12 (million)	450.1	410.4	410.4
Time-weighted average of shares issued and outstanding (million)	440.9	410.4	377.5
Average diluted number of shares (million)	479.3	486.5	377.9
Basic and diluted earnings per share attributable to the owners of Marine Harvest ASA			
Earnings per share from continuing operations (NOK)	3.22	1.78	6.42
Earnings per share from discontinued operations (NOK)	-0.01	0.50	0.24
Earnings per share (NOK)	**3.21**	**2.28**	**6.66**

Basic EPS is calculated on the weighted average number of shares outstanding during the period.

Convertible bonds that are "in the money" are considered to have a dilutive effect if EPS is reduced when assuming a full conversion into shares at the beginning of the period and reversing all its effects on earnings for the period. The adjustments to earnings are interest expenses, currency gains/losses, changes in fair value of the equity conversion option and estimated taxes.

On the other hand, if the effect of the above increases EPS, the bond is considered anti-dilutive, and is then not included in diluted EPS.

The conversion liability component of the 2015 convertible bond was not "in the money" at the end of the reporting period. The conversion liability component of the 2014 convertible bond was "in the money" at the end of the reporting period, but the effect on EPS was antidilutive, and the convertible bonds are therefore not included in diluted EPS.

Average diluted number of shares is also affected by the share price based bonus call options. All figures are presented after the effect of the reversed split of shares (10:1) in January 2014.

Note 26 / Related party transactions

SHAREHOLDERS
Geveran Trading Co Ltd is indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family.

TRANSACTIONS WITH ASSOCIATED COMPANIES
The figures presented below are with associated companies, mainly Migdale Transport, Nova Sea AS, Finnøy Fisk AS, Vågafossen Settefisk AS and Center for Aquaculture Competence AS.

At year-end 2015, Geveran Trading's affiliated ownership in Marine Harvest was 114,033,603 shares, constituting 25.34% of the total share capital.

RELATED PARTY TRADE TRANSACTIONS (NOK MILLION)	2015	2014	2013
Revenue	65.4	38.4	5.6
Purchase	-68.4	-107.4	-118.3
Trade receivables	18.8	16.9	14.9
Trade payables	60.9	45.4	21.5

All significant transaction are mainly related to the sale or purchase of fish or smolt and related services.

MH Integrated Annual Report 2015 Financial statements and notes / Group 191

Note 27 / Contingent liabilities and provisions

NOTICE FROM EU COMMISSION - ALLEGED BREACH OF THE PROVISIONS OF EU MERGER REGULATIONS
After having approved the takeover of Morpol ASA by Marine Harvest ASA on September 30, 2013, the European Commission informed Marine Harvest ASA that it was investigating whether Marine Harvest ASA has committed an infringement of the suspension obligation and of the notification requirement under the EU Merger Regulation by acquiring an initial shareholding in Morpol ASA, before the related acquisition was notified to and approved by the European Commission.

On March 31, 2014 the European Commission issued a statement of objections, informing Marine Harvest ASA of the objections that have been raised.

On July 23, Marine Harvest ASA was advised that the Commission had decided to impose a fine in the amount of EUR 20 million as a consequence of an alleged breach of the provisions of the EU Merger Regulations.

Marine Harvest ASA has decided to appeal the European Commission's decision to fine the Company. The appeal has been filed with the EU General Court. It is currently assumed that Marine Harvest ASA can expect to receive the EU General Court's judgment in the course of 2016.

The judgment of the General Court can be appealed to the EU Court of Justice, which issues a final non-appealable judgment/decision. A final judgment from the EU Court of Justice is expected at the end of 2018.

Marine Harvest ASA has made a provision in the amount of EUR 20 million (NOK 192 million) in connection with this matter.

DISPUTE IN CHILE CONCERNING TERMINATION OF A REARING CONTRACT
An arbitration award has been issued in favor of Salmones Sur Austral S.A., ordering Marine Harvest Chile S.A. to pay an indemnification of USD 12.3 million (NOK 108 million) plus interest and litigation expenses. A provision of USD 12.3 million was made in 2013. The ruling had been appealed but was upheld by the Supreme Court. The decision is therefore final.

In June 2015 the parties agreed to settle the dispute and Marine Harvest Chile S.A. paid USD 9.5 million. The settlement also covers another related dispute in Chile (a lawsuit against the former Managing Director of Marine Harvest Chile S.A. and others).

A reversal of initial provision of USD 2.8 million (NOK 21.7 million) was accounted for in 2015.

LAWSUIT AGAINST THE FORMER MANAGING DIRECTOR OF MARINE HARVEST CHILE S.A. AND OTHERS
Marine Harvest Chile S.A. had filed a lawsuit against its former Managing Director, Álvaro Jiménez, for breach of his duties towards the company, claiming that he authorized the sale of smolt and a rearing contract with Salmones Sur Austral S.A, without informing the company, while he had a personal economic interest in the outcome thereof.

Marine Harvest Chile S.A. claimed that Jiménez took a business opportunity that belonged to the company; that he used his position and knowledge of confidential information to benefit himself and others; and that he used the company's assets for his own benefit using a deceitful scheme. Marine Harvest Chile S.A. asked for reimbursement of all the proceeds obtained by Jiménez in this fraudulent venture, which were estimated at USD 7.5 million (NOK 66 million), and the indemnification of all damages.

Marine Harvest Chile S.A. had also extended the claim for damages to Mr. Fernando Toro, legal representative of Salmones Sur Austral S.A who signed the contracts with Jiménez, and Mr. Francisco Ariztía, one of the main shareholders in Salmones Sur Austral S.A., who aided Jiménez in structuring and implementing the deceitful scheme, and the respective companies owned by Jiménez, Toro and Ariztía, which were used as legal vehicles.

The claims made by Marine Harvest Chile S.A. amounted to a total of USD 17 million (NOK 150 million).

In June 2015 the parties agreed to settle this dispute together with the related dispute between Marine Harvest Chile S.A. and Salmones Sur Austral S.A. (dispute in Chile concerning termination of a rearing contract).

POSSIBLE FINE DUE TO PRODUCTION OF SMOLT IN NORWAY EXCEEDING THE FORMAL PERMIT LEVEL
Marine Harvest Norway AS has been under investigation for production of smolt in excess of the level formally permitted. The police brought the case before the court of first instance in April 2015. Marine Harvest Norway AS was acquitted of all charges in May 2015. The police appealed the case. The appeal case was tried in the court of appeal in February 2016.

In connection with this matter, Marine Harvest Norway AS has recognized a provision of NOK 0.5 million in the financial statements.

OTHER CASES
We are routinely involved in various legal matters arising from the normal course of business, for which no material provisions are made in the financial statements. While the outcome of these proceedings cannot be predicted with certainty, we believe that, when resolved, they will not have any material adverse effect on our operating results, financial position or liquidity.

192 MH Integrated Annual Report 2015 Financial statements and notes / Group

Note 28 / Other operating expenses

SPECIFICATION OF OTHER OPERATING EXPENSES (NOK MILLION)	2015	2014	2013
Maintenance	1 078.0	886.0	720.1
Electricity and fuel	486.8	424.7	329.6
Rent and leases	562.7	419.3	287.4
Third-party services	388.5	345.0	240.1
Insurance	197.5	168.3	136.5
Consultancy and audit fees	221.9	215.5	194.4
IT costs	187.8	162.8	118.3
Travel cost	147.0	132.3	102.9
Sales and marketing costs	90.3	99.2	78.1
Other operating costs	609.4	496.9	374.5
Total other operating expenses	**3 969.9**	**3 350.0**	**2 581.9**

Note 29 / Operating leases

FUTURE PAYMENTS FOR OPERATING LEASES (NOK MILLION)	2015	2014	2013
Gross amount payable within 1 year	785.3	524.7	401.7
Gross amount payable within 1-5 years	2 246.9	745.4	598.7
Gross amount payable after 5 years	131.5	58.4	57.1
Total gross amount payable	**3 163.7**	**1 328.6**	**1 057.5**

SIGNIFICANT LEASE AGREEMENTS (NOK MILLION)	2015	2014	2013
Gross amount payable within 1 year			
WELLBOAT			
Marine Harvest Norway	303.7	256.3	252.5
Marine Harvest Scotland	100.0	23.1	40.2
Marine Harvest Canada	22.0	22.0	—
OTHER MACHINERY AND TRANSPORT			
Marine Harvest Norway	156.6	52.2	48.5
Marine Harvest Fish Feed	100.1	90.1	—
Gross amount payable within 1-5 years			
WELLBOAT			
Marine Harvest Norway	1 137.4	246.8	333.1
Marine Harvest Scotland	382.7	11.6	23.1
Marine Harvest Canada	56.7	78.9	—
OTHER MACHINERY AND TRANSPORT			
Marine Harvest Norway	369.9	106.7	120.2
Marine Harvest Fish Feed	99.5	156.8	—

MH Integrated Annual Report 2015 Financial statements and notes / Group 193

FUTURE INCOME FOR OPERATING SUBLEASES (NOK MILLION)	2015	2014	2013
Total future income for operating subleases	**3.7**	**1.8**	**—**

OPERATING LEASES AND SUBLEASES (NOK MILLION)	2015	2014	2013
Operating leases expensed	-496.7	-403.9	-301.1
Income from operating subleases	32.4	18.5	10.4
Total net operating leases	**-464.3**	**-385.4**	**-290.7**

Note 30 / Provisions

SPECIFICATION OF PROVISIONS (NOK MILLION)	RESTRUCTURING	ONEROUS CONTRACTS	OTHER	TOTAL PROVISIONS
Provisions as of 01.01	208.2	131.3	168.2	507.7
New provisions in the year	136.3	6.6	—	142.8
Utilized provisions	-247.6	—	—	-247.6
Currency adjustment	13.6	0.2	23.7	37.5
Provisions as of 31.12	**110.4**	**138.1**	**191.9**	**440.4**

The majority of restructuring costs in 2015 related to the downsizing of Marine Harvest Chile Farming following the decision to decrease smolt stocks by NOK 84 million. In addition, a cost of NOK 42 million has been recognized in Consumer Products Belgium in relation to its reorganization. The remaining restructuring costs in 2015 relates to co-location of Group staff functions at the head office in Bergen during the year.

Onerous contracts relate to Marine Harvest Norway and Marine Harvest Scotland.

Other provisions of NOK 191.9 million is an accrual made to cover the EUR 20 million fine imposed by the European Commission. The fine is a consequence of an alleged breach of the European Merger Regulations. See Note 27 Contingent Liabilities for more information.

Note 31 / Research and development

RESEARCH AND DEVELOPMENT EXPENSES (NOK MILLION)	2015	2014	2013
R&D expenses	235.2	130.3	98.4

Our reported expenditures are gross values, and exclude any related income from our R&D activities. In addition, a fee of 0.3% of Marine Harvest Norway's export value is paid to the Norwegian Seafood Research Fund (NOK 26.9 million for 2015). This fee is not included in the R&D expenses. The Group has not capitalized any R&D expenditures during 2015.

194 MH Integrated Annual Report 2015 Financial statements and notes / Group

Note 32 / Auditor's fees

FEES TO AUDITORS 2015 (NOK MILLION)	EY	OTHER APPOINTED AUDITORS
Audit services [1]	18.8	0.3
Other attestation services	—	—
Tax advisory services	5.4	0.1
Other non-audit fees	2.1	0.1
Total fees for 2015	**26.3**	**0.5**

1) The audit fee is estimated cost for 2015, not recognized audit cost in 2015. Audit costs include costs for audit work related to SOX implementation and internal control design improvements, as well as other audit costs related to the listing on the New York Stock Exchange.

FEES TO AUDITORS 2014 (NOK MILLION)	EY	OTHER APPOINTED AUDITORS
Audit services [2]	21.1	0.4
Other attestation services	—	—
Tax advisory services	4.4	0.5
Other non-audit fees	3.9	0.4
Total fees for 2014	**29.4**	**1.3**

2) The audit fee is estimated cost for 2014, not recognized audit cost in 2014. The increase in audit fee is mainly related to audit of internal controls under SOX and include costs for audit work related to SOX implementation and control design improvements, as well as other audit costs related to the listing on the New York Stock Exchange.

FEES TO AUDITORS 2013 (NOK MILLION)	EY	OTHER APPOINTED AUDITORS
Audit services	10.1	0.1
Other attestation services	—	—
Tax advisory services	0.1	0.2
Other non-audit fees [3]	10.4	0.1
Total fees for 2013	**20.7**	**0.4**

3) The high amount of other non-audit fees in 2013 is related to the listing on the New York Stock Exchange.

Auditor 's fees is stated exclusive value added tax.

Note 33 / Exceptional items

The 2015 financial statements contain several items that are considered exceptional relative to the normal business operations. The total effect of exceptional items included in operational EBIT was NOK 811.6 million for the year.

Marine Harvest Norway suffered increased costs as a consequence of sea lice mitigating actions in the amount of NOK 531.7 million. In addition, the unit experienced incident-based mortality totaling NOK 114.0 million including treatment losses.

Marine Harvest Scotland saw exceptional costs of NOK 73.6 million in 2015 related to incident-based mortality. In Marine Harvest Ireland incident-based mortality costs amounted to NOK 36.8 million, predominantly due to algal bloom.

Incident-based mortality in Chile, excluding losses due to the Calbuco volcano eruption, amounted to NOK 78.2 million in 2015. Net insurance coverage due to the volcano eruption included in operational EBIT amounted to an income of NOK 41.6 million.

Marine Harvest Canada recorded incident-based mortality costs of NOK 19 million.

MH Integrated Annual Report 2015 Financial statements and notes / Group 195

Note 34 / New IFRS standards

NEW STANDARDS - NOT YET IMPLEMENTED
At the end of 2015, there are new standards/interpretations and amendments to existing standards/interpretations that are not yet effective, but will be relevant for the Group at implementation.
The Group intends to adopt these standards, if applicable, when they become effective.

IFRS 9 Financial Instruments
IFRS 9 will replace the classification and measurement rules in IAS 39 Financial Instruments - Recognition and measurement of financial instruments. The standard was initially effective for annual periods beginning on or after January 1, 2013, but the mandatory effective date has been postponed to 2018. The Group has not finalized its deliberations on the effects of the implementation of IFRS 9, but does not expect that the new standard will have any material impact on the measurement of financial assets and liabilities.

IFRS 15 revenue from Contracts with Customers
IFRS 15 replaces existing IFRS revenue requirements. The core principle of IFRS 15 is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard applies to all revenue contracts and provides a model for the recognition and measurement of sales of some non-financial assets. The effective date is 2018, but is not expected to give material effects for revenue recognition for the Group.

IFRS 16 Leases
IFRS 16 Leases replaces existing IFRS leases requirements in IAS 17. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer ('lessee') and the supplier ('lessor'). The new leases standard requires lessees to recognize assets and liabilities for leases with longer than 12 months duration. The asset and liability to be recognized is the present value of the lease payments to be made over the lease term. Lease payments for low value assets may be recognized as they accrue.

IFRS 16 is applicable for the annual financial statements of 2019. We have not yet evaluated the effects of the new standard, but expect that lease agreements currently classified as operating leases will be recognized as a lease liability and a corresponding right-to-use lease asset.

Note 35 / Subsequent events

Restructuring in Marine Harvest Farming Scotland
As a result of a restructuring of Marine Harvest Farming Scotland, Ben Hadfield assumed the position of Managing Director in January 2016. Mr. Hadfield took over the overall responsibility for Marine Harvest Scotland's feed and farming operations, while continuing as Chief Operating Officer (COO) for Business Area Feed in the Group.

In addition, up to 100 jobs are expected to be terminated in Marine Harvest Farming Scotland as part of a restructuring plan.

Change in reporting currency
The Group's financial presentation currency will change from NOK to EUR from the first quarter of 2016. This will make the presentation currency consistent with a significant part of the Group's cash flow, cash flow management and financing, and as such, be an important step to reduce financial risk. The functional currency of the parent company Marine Harvest ASA will also be changed from NOK to EUR to reflect the economic environment in which the parent company operates.

Algal bloom in Chile
In February and March 2016 we experienced a severe algal bloom in our Chilean operations in Region X. Four seawater sites were affected; Punta Redonda, Huar Sur, Huar Norte and Linao. We had stocked 3.7 million fish at these sites, and the average live weight ranged from 0.2 kg. to 2.5 kg. All the fish at the affected sites are likely lost. The biomass is insured.

196 MH Integrated Annual Report 2015 Financial statements and notes / ASA

Marine Harvest ASA
Financial statements and notes

197 Statement of profit and loss
198 Statement of financial position
200 Statement of cash flow

201 Note 1 / General information and accounting principles
202 Note 2 / Equity
203 Note 3 / Financial items
203 Note 4 / Financial instruments
204 Note 5 / Interest-bearing debt
204 Note 6 / Assets pledged as security and guarantee liabilities
205 Note 7 / Taxes
206 Note 8 / Intercompany transactions
206 Note 9 / Shares in subsidiaries
207 Note 10 / Investments in other shares
207 Note 11 / Intangible Asset
207 Note 12 / Property, plant and equipment
208 Note 13 / Cash
208 Note 14 / Other liabilities
208 Note 15 / Remuneration
212 Note 16 / Other operating expenses
212 Note 17 / Auditors fee
212 Note 18 / Non-operational items
212 Note 19 / Subsequent events

213 Directors responsibility statement

MH Integrated Annual Report 2015 Financial statements and notes / ASA 197

Statement of profit and loss

MARINE HARVEST ASA (NOK MILLION)	NOTE	2015	2014	2013
Other income	1	131.2	116.2	93.1
Salary and personnel expenses	15	-138.7	-125.3	-113.9
Other operating expenses	16	-166.0	-160.2	-128.8
Impairment losses	11,12	—	—	-0.2
Depreciation and amortization	11,12	-28.2	-15.6	-7.4
Other non-operational items	18	-10.5	-168.2	—
Earnings before financial items		**-212.2**	**-353.1**	**-157.2**
Interest expenses	3	-409.4	-544.9	-587.9
Net currency effects	3	131.3	-152.7	-441.2
Other financial items	3	-75.6	-113.2	1 814.2
Group contribution	8	2 401.8	2 366.1	1 241.1
Earnings before taxes (EBT)		**1 835.9**	**1 202.1**	**1 868.9**
Income taxes	7	-614.1	-536.5	-52.9
Profit or loss for the year		**1 221.8**	**665.6**	**1 816.0**
Distribution of profit				
To other equity	2	1 221.8	665.6	1 816.0
Profit or loss for the year		**1 221.8**	**665.6**	**1 816.0**

198 MH Integrated Annual Report 2015 Financial statements and notes / ASA

Statement of financial position

MARINE HARVEST ASA (NOK MILLION)	NOTE	2015	2014	2013
ASSETS				
Non-current assets				
Deferred tax asset	7	—	—	123.0
Other intangible assets	11	92.3	—	—
Total intangible assets		**92.3**	**—**	**123.0**
Property, plant and equipment	12	23.1	90.8	51.2
Total tangible assets		**23.1**	**90.8**	**51.2**
Investments in subsidiaries	9	23 339.1	23 050.6	21 752.6
Intercompany non-current receivables	8	4 469.0	5 124.6	3 587.4
Investments in other shares	10	0.1	159.0	125.2
Total financial assets		**27 808.1**	**28 334.2**	**25 465.2**
Total non-current assets		**27 923.5**	**28 425.0**	**25 639.4**
Current assets				
Intercompany current receivables	8	7 985.8	6 273.8	4 155.1
Other current receivables		288.6	231.6	104.3
Total receivables		**8 274.4**	**6 505.4**	**4 259.4**
Restricted cash	13	51.2	169.8	131.0
Cash in bank	13	123.8	476.6	—
Total current assets		**8 449.5**	**7 151.7**	**4 390.4**
Total assets		**36 373.0**	**35 576.7**	**30 029.8**

MH Integrated Annual Report 2015 Financial statements and notes / ASA 199

MARINE HARVEST ASA (NOK MILLION)	NOTE	2015	2014	2013
EQUITY AND LIABILITES				
Equity				
Share capital	2	3 375.6	3 077.8	3 077.8
Other paid-in capital	2	10 320.1	9 267.8	9 719.2
Total paid-in capital		**13 695.7**	**12 345.6**	**12 797.0**
Other equity	2	6 066.2	4 811.1	7 172.8
Total equity		**19 761.9**	**17 156.7**	**19 969.8**
Non-current liabilities				
Deferred tax liabilities	7	62.4	13.3	—
Non-current interest-bearing debt	5	10 266.6	10 650.4	7 571.9
Other non-current liabilities	14	2 043.0	2 250.4	884.5
Total non-current liabilities		**12 372.0**	**12 914.1**	**8 456.4**
Current liabilities				
Current interest-bearing debt	5	—	—	319.5
Intercompany current liabilities	8	2 497.7	4 124.5	1 026.4
Other current liabilities	14	1 741.4	1 381.4	257.7
Total current liabilities		**4 239.1**	**5 505.9**	**1 603.5**
Total liabilities		**16 611.1**	**18 420.0**	**10 059.9**
Total equity and liabilities		**36 373.0**	**35 576.7**	**30 029.8**

BERGEN, APRIL 01, 2016

Ole-Eirik Lerøy
Chaiman of the Board

Leif Frode Onarheim
Vice Chairman of the Board

Cecilie Fredriksen

Lisbet K. Nærø

Ørjan Svanevik

Heléne Vibbleus

Stein Mathiesen
Employee representative

Lars Eirik Hestnes
Employee representative

Kjellaug Samland
Employee representative

Alf-Helge Aarskog
Chief Executive Officer

200 MH Integrated Annual Report 2015 Financial statements and notes / ASA

Statement of cash flow

MARINE HARVEST ASA (NOK MILLION)	NOTE	2015	2014	2013
Cash flow from operations				
Earnings before taxes		1 835.9	1 202.1	1 868.9
Interest	3	409.4	544.9	587.9
Currency effects	3	-131.3	152.7	441.2
Other financial items	3	75.6	113.2	-1 814.2
Group contribution	8	-2 401.8	-2 366.1	-1 241.1
Impairment losses and depreciation	11,12	28.2	15.6	7.6
Taxes paid	7	-352.4	-101.5	-10.9
Change in inventory, acc. payables and acc. receivables		-13.1	9.1	37.9
Change in restricted cash	13	118.5	-38.8	-74.5
Restructuring and other non-operational issues		34.2	168.2	—
Other adjustments		2.1	1.3	1.2
Cash flow from operations		**-394.7**	**-299.2**	**-196.0**
Cash flow from investments				
Payments made for purchase of fixed assets	11,12	-52.8	-55.3	-37.6
Proceeds from sale of shares and other investments		262.9	—	133.3
Purchase of shares and other investments		-288.5	-1 304.0	-4 315.3
Cash flow from investments		**-78.4**	**-1 359.3**	**-4 219.6**
Cash flow from financing				
Proceeds from convertible bond		2 850.2	3 091.5	2 670.4
Proceeds from new interest-bearing debt (current and non-current)		833.3	4 195.6	4 342.4
Down payment of interest-bearing debt (current and non-current)		-2 000.4	-5 885.9	-5 099.2
Paid interest (net)		-374.8	-459.8	-504.5
Received interest group internal (net)	8	237.0	261.8	188.6
Net change in intercompany balances		582.1	3 364.4	1 608.7
Realized currency effects		73.4	147.3	64.7
Dividends received	3	207.6	844.0	1 891.9
Dividend paid		-2 292.6	-3 423.8	-825.3
Transactions with treasury shares		4.5	-0.1	0.2
Cash flow from financing		**120.3**	**2 135.0**	**4 337.9**
Net change in cash in period		**-352.8**	**476.6**	**-77.6**
Cash - opening balance		476.6	—	77.6
Net change in cash in period		-352.8	476.6	-77.6
Cash - closing balance total	13	**123.8**	**476.6**	**—**

MH Integrated Annual Report 2015 Financial statements and notes / ASA 201

Note 1 / General information and accounting policies

Marine Harvest ASA is the parent company in the Marine Harvest Group and consists of corporate management.

The separate financial statements of Marine Harvest ASA have been prepared in accordance with the Norwegian Accounting Act from 1988 and Generally Accepted Accounting Principles in Norway. The financial statements for the Group have been prepared in accordance with International Financial Reporting Standards and interpretations issued by the International Accounting Standards Board (IASB) as adopted by the EU (EU-IFRS). As applied by the company, there are no differences between IFRS as endorsed by the EU and IFRS as issued by the IASB.

For accounting policies used reference is made to Note 2 in the Group financial statements. The accounting principles used in the financial statements for Marine Harvest ASA are similar to the accounting principles used for the Group's financial statements, except for:

- *Acquisition costs in Business Combinations are in the Group financial statements recognized as expenses in profit and loss in the periods in which the cost are incurred and the services are received. In the separate financial statements for Marine Harvest ASA these expenses are included as a part of the acquisition price.*

Investment in subsidiaries and intercompany loans are measured to the lowest of fair value and cost. Financial derivatives within the Group are measured to fair value. The statements of profit and loss and changes in equity in the separate financial statement divert from the statements for the Group as other comprehensive income still is treated as equity transactions in the separate financial statements.

Other income consists mainly of management fee charged to the Business Units.

Marine Harvest ASA is responsible for external financing of the Group.

202 MH Integrated Annual Report 2015 Financial statements and notes / ASA

Note 2 / Equity

SPECIFICATION OF CHANGES IN EQUITY IN 2015 (NOK MILLION)	ISSUED CAPITAL	OTHER PAID-IN CAPITAL	CASH FLOW HEDGE RESERVE	SHARE BASED PAYMENT	OTHER EQUITY	TOTAL EQUITY
Equity 01.01.15	**3 077.8**	**9 267.9**	**—**	**30.7**	**4 780.4**	**17 156.7**
Issue of shares	297.8	3 344.7	—	—	—	3 642.5
Share based payment	—	—	—	28.1	—	28.1
Purchase of treasury shares	—	—	—	—	4.5	4.5
Dividend	—	-2 292.6	—	—	—	-2 292.6
Actuarial gains/losses (net of tax)	—	—	—	—	1.0	1.0
Profit or loss for the year	—	—	—	—	1 221.8	1 221.8
Total equity 31.12.15	**3 375.6**	**10 320.1**	**—**	**58.8**	**6 007.5**	**19 761.9**
SPECIFICATION OF CHANGES IN EQUITY IN 2014						
Equity 01.01.14	**3 077.8**	**9 719.3**	**94.2**	**8.4**	**7 070.2**	**19 969.8**
Share based payment	—	—	—	22.3	—	22.3
Purchase of treasury shares	—	—	—	—	-0.1	-0.1
Dividend	—	-451.4	—	—	-2 954.3	-3 405.7
Actuarial gains/losses	—	—	—	—	-1.0	-1.0
Interest rate swap movements	—	—	-94.2	—	—	-94.2
Profit or loss for the year	—	—	—	—	665.6	665.6
Total equity 31.12.14	**3 077.8**	**9 267.9**	**—**	**30.7**	**4 780.4**	**17 156.7**
SPECIFICATION OF CHANGES IN EQUITY IN 2013						
Equity 01.01.13	**2 811.3**	**7 543.7**	**—**	**—**	**6 096.9**	**16 451.7**
Issue of shares	266.6	2 175.6	94.2	8.4	-842.7	1 702.1
Profit or loss for the year	—	—	—	—	1 816.0	1 816.0
Total equity 31.12.13	**3 077.8**	**9 719.3**	**94.2**	**8.4**	**7 070.2**	**19 969.8**

SHARE CAPITAL

For information related to shareholders and share capital reference is made to Note 24 in the Group financial statements.

MH Integrated Annual Report 2015 Financial statements and notes / ASA 203

Note 3 / Financial items

FINANCIAL ITEMS (NOK MILLION)	2015	2014	2013
Interest expense	**-409.4**	**-544.9**	**-587.9**
Net currency effects	**131.3**	**-152.7**	**-441.2**
Dividend from subsidiaries	185.6	844.0	1 891.9
Interest income from subsidiaries	242.1	275.5	192.7
Loss on sale - other shares	-22.2	—	—
Gain on sale - other shares	—	—	128.2
Dividend - other shares	22.0	—	5.0
Change in fair value - other shares	126.1	33.8	60.8
Change in fair value - other financial instruments	-4.6	-109.0	47.7
Change in fair value - conversion liability component convertible bond	-587.3	-1 171.3	-516.1
Other financial items	-37.3	13.7	3.9
Net other financial items	**-75.6**	**-113.2**	**1 814.2**

Note 4 / Financial instruments

FOREIGN EXCHANGE RISK

At the end of 2015 Marine Harvest ASA had a portfolio of currency hedging instruments against third party counterparts with a total contract value of NOK 6,720 million. The portfolio had a net negative market value of NOK 181.8 million. The portfolio is described in further detail in Note 13 to the Group financial statements.

The subsidiaries are required to do all their currency hedging with Marine Harvest ASA as their counterparty. In addition to the portfolio of external hedges, Marine Harvest ASA also holds a portfolio of foreign exchange hedges with its subsidiaries as counterparty. This portfolio to a large extent offsets the external portfolio with respect to amounts, maturities and market values.

The forward contracts are recognized at fair value in the statement of financial position.

INTEREST RATE RISK

Marine Harvest ASA hedges all interest rate risk on behalf of the Group. For positions held in interest rate derivatives and their value, reference is made to Note 12 and Note 13 of the Group financial statements.

SALMON PRICE RISK

At the end of 2015, Marine Harvest ASA held a portfolio of financial forward contracts for purchase and sale of salmon with third parties. The portfolio had a net negative market value of NOK 74.1 million. The subsidiaries are required to do their financial hedging of salmon prices with Marine Harvest ASA as their counterparty. The third party portfolio is therefore largely offset by an internal portfolio of forward contracts largely offsetting the external portfolio with respect to amounts, maturities and market values.

FINANCIAL FORWARD CONTRACT - GRIEG SEAFOOD

At December 31, 2015, Marine Harvest ASA held financial forward contracts for the purchase of 28,826,736 shares in Grieg Seafood ASA for NOK 22 per share. Marine Harvest ASA has further agreed to compensate relevant counterparty interest expenses. The contracts had a positive market value of NOK 259.4 million as of December 31, 2015.

204 MH Integrated Annual Report 2015 Financial statements and notes / ASA

Note 5 / Interest-bearing debt

INTEREST-BEARING DEBT (NOK MILLION)	2015	2014	2013
Non-current interest-bearing debt	3 127.7	3 754.0	3 794.6
Bonds	1 244.2	1 241.7	1 239.4
Convertible bond	5 894.8	5 654.7	2 537.9
Total non-current interest-bearing debt	**10 266.6**	**10 650.4**	**7 571.9**
Current interest-bearing debt	—	—	319.5
Total interest-bearing debt	**10 266.6**	**10 650.4**	**7 891.3**

The conversion liability component on the convertible bond, amounting to NOK 2,010.5 million, is classified as other non current liabilities.

For specification of interest-bearing debt and convertible bond reference is made to Group Note 11.

Note 6 / Assets pledged as security and guarantee liabilities

ASSETS PLEDGED AS SECURITY AND GUARANTEE LIABILITIES
The syndicated loan facility is secured by guarantees from, as well as certain assets pledged by, the larger subsidiaries in the Group. The pledges are set up partly as a pledge in favor of a third party and partly as security for the fulfillment of the guarantee obligations. In addition Marine Harvest ASA has pledged the ownership in its subsidiaries, as well as certain assets.

ASSETS PLEDGED AS SECURITY AND GUARANTEE LIABILITIES (NOK MILLION)	2015	2014	2013
Secured Group debt	**3 127.7**	**3 754.0**	**4 114.1**
Carrying amount of assets pledged as security			
Receivables	11 302.7	7 763.5	5 974.1
Other (shares in subsidiaries)	23 339.1	23 050.6	21 447.0
Total carrying amount of assets pledged as security	**34 641.8**	**30 814.1**	**27 421.1**
Guarantee liabilities:	138.8	103.0	231.0
Nominal value of guarantee liabilities	**138.8**	**103.0**	**231.0**

MH Integrated Annual Report 2015 Financial statements and notes / ASA 205

Note 7 / Taxes

TAXES (NOK MILLION)	2015	2014	2013
SPECIFICATION OF THIS YEAR'S TAX EXPENSE			
Withholding tax	-11.6	-28.4	—
Payable tax	-548.6	-336.6	-84.7
Changes in deferred taxes	-53.9	-171.5	31.7
Total income tax expense	**-614.1**	**-536.5**	**-52.9**
SPECIFICATION OF TEMPORARY DIFFERENCES AND LOSSES CARRIED FORWARD			
Financial instruments	-149.4	-29.8	-411.1
Non-current assets and liabilities in foreign currencies	33.1	26.1	14.1
Debt	—	—	—
Pension obligation	-32.5	-31.9	-27.9
Losses carried forward	—	—	—
Other differences	398.5	85.0	-30.5
Total basis for deferred tax	**249.6**	**49.4**	**-455.4**
Nominal tax rate	25%	27%	27%
Deferred taxes asset/deferred tax liability	-62.4	-13.3	123.0
Total recognized deferred tax asset/deferred tax liability (-)	**-62.4**	**-13.3**	**123.0**
RECONCILIATION BETWEEN NOMINAL AND EFFECTIVE TAX RATE			
Profit before tax	1 835.9	1 202.1	1 868.9
Nominal tax rate	27%	27%	28%
Tax calculated with nominal tax rate	**-495.7**	**-324.6**	**-523.3**
Withholding tax	-11.6	-28.4	—
Correction of earlier year 's taxes	-9.6	-47.7	12.8
Sales of shares	—	—	35.9
Dividends	55.9	227.9	530.0
Effect of change in tax rate	5.0	—	—
Group contribution without tax effect	—	—	-4.2
Conversion liability component of convertible bond - change in fair value	-158.6	-316.2	-146.0
Financial instruments	-15.6	-5.1	0.2
Changes in market value of other shares	28.1	9.1	17.0
Other differences	-12.1	-51.5	24.7
Total income tax expense in the statement of profit and loss	**-614.1**	**-536.5**	**-52.9**

206 MH Integrated Annual Report 2015 Financial statements and notes / ASA

Note 8 / Intercompany transactions

INTERCOMPANY TRANSACTIONS (NOK MILLION)	2015	2014	2013
INTERCOMPANY RECEIVABLES AND LIABILITIES			
Intercompany non-current receivables	4 469.0	5 124.6	3 587.4
Net intercompany non-current receivables	**4 469.0**	**5 124.6**	**3 587.4**
Intercompany current receivables	7 985.8	6 273.8	4 155.1
Intercompany current liabilities	-2 497.7	-4 124.5	-1 026.4
Net intercompany current liabilities	**5 488.1**	**2 149.3**	**3 128.7**
Total net intercompany balances	**9 957.1**	**7 274.0**	**6 716.1**
Management fee, net invoiced subsidiaries	**115.4**	**102.6**	**79.2**
GROUP INTERNAL FINANCIAL INCOME AND EXPENSE			
Dividend from subsidiaries	185.6	844.0	1 891.9
Interest income group companies	242.1	275.5	192.7
Interest expense group companies	-5.1	-13.7	-4.1
Group contribution [1]	2 401.8	2 366.1	1 241.1

1) The Group contribution mainly comes from Marine Harvest Norway AS

Note 9 / Shares in subsidiaries

COMPANY (NOK MILLION)	BUSINESS ADDRESS	DATE OF PURCHASE	OWNER-SHIP%	NUMBER OF SHARES	EQUITY AS OF 31.12.15	PROFIT THIS YEAR	CARRYING AMOUNT 31.12.15
Marine Harvest NV	Amersfoort, Netherlands	29.12.2006	100%	225 000	2 103.5	—	5 392.9
Marine Harvest Holding AS	Oslo, Norway	07.04.2006	100%	590 452 360	6 777.2	66.6	15 223.0
Marine Harvest Faroe Islands	Kollafjordur, Faroe Islands	01.11.1999	100%	10	360.3	45.3	305.6
Morpol ASA	Oslo, Norway	30.09.2013	100%	168 009 099	1 838.6	75.1	1 959.3
Marine Harvest Kritsen SAS	Pollaouen, France	11.04.1997	100%	7 005 366	161.5	-14.9	458.3
Total					**11 241.0**	**172.0**	**23 339.1**

Shares in subsidiaries are recognized according to the cost method and yearly tested for impairment.
The owners share listed above are equal to the voting rights for each company.

MH Integrated Annual Report 2015 Financial statements and notes / ASA 207

Note 10 / Investments in other shares

Other shares include investments where Marine Harvest ASA does not have any or only very limited influence on operations and management.

INVESTMENTS IN OTHER SHARES (NOK MILLION)	ACQUISITION COST	CHANGES IN MARKET VALUE	CARRYING AMOUNT
Other shares	0.8	—	0.1
Total carrying amount of investments in other shares		—	0.1

All the shares in Havfisk ASA and Norway Seafoods AS were sold during 2015.

Note 11 / Intangible assets

SPECIFICATION OF INTANGIBLE ASSETS (NOK MILLION)	2015	2014	2013
Acquisition cost as of 01.01	—	—	—
Additions in the year	43.8	—	—
Reclassification	70.1	—	—
Total acquisition cost as of 31.12	**113.9**	**—**	**—**
Accumulated amortization and impairment losses as of 01.01	—	—	—
Amortization in the year	21.6	—	—
Total accumulated amortization and impairment losses as of 31.12	**21.6**	**—**	**—**
Total carrying amount as of 31.12	**92.3**	**—**	**—**
Estimated useful life	3-5 years	—	—
Depreciation method	Linear	—	—

Note 12 / Property, plant and equipment

SPECIFICATION OF PROPERTY, PLANT AND EQUIPMENT (NOK MILLION)	2015	2014	2013
Acquisition cost as of 01.01	129.8	74.5	36.9
Additions in the year	9.0	55.3	37.6
Disposals / scrapping in the year	-0.3	—	—
Reclassification	-70.1	—	—
Total acquisition cost as of 31.12	**68.4**	**129.8**	**74.5**
Accumulated depreciation and impairment losses as of 01.01	39.0	23.4	15.8
Depreciation in the year	6.6	15.6	7.4
Impairment losses in the year	—	—	0.2
Disposals / scrapping in the year	-0.3	—	—
Total accumulated depreciation and impairment losses as of 31.12	**45.4**	**39.0**	**23.4**
Total net carrying amount as of 31.12	**23.1**	**90.8**	**51.2**
Estimated useful life	3-6 years	3-6 years	3-6 years
Depreciation method	Linear	Linear	Linear

208 MH Integrated Annual Report 2015 Financial statements and notes / ASA

Note 13 / Cash

CASH (NOK MILLION)	2015	2014	2013
Cash at bank	123.8	476.6	—
Restricted cash / withheld taxes	4.7	4.0	4.2
Other restricted cash	46.6	165.8	126.8
Cash	**175.0**	**646.3**	**131.0**

Note 14 / Other liabilities

OTHER LIABILITIES (NOK MILLION)	2015	2014	2013
Conversion liability components of convertible bond	2 010.5	2 218.6	560.9
Currency hedges	—	—	294.4
Pension liability	32.5	31.9	29.2
Total other non-current liabilities	**2 043.0**	**2 250.4**	**884.5**
Currency hedges	936.9	810.4	78.7
Tax liabilities	531.3	325.7	62.2
Other accruals [1]	273.1	245.4	116.8
Total other current liabilities	**1 741.4**	**1 381.4**	**257.7**

1) See Note 18 for further information of other accruals.

Note 15 / Remuneration

SALARY AND PERSONNEL EXPENSES (NOK MILLION)	2015	2014	2013
Salaries and other short-term employee benefits	90.2	85.6	61.8
Social security taxes	13.1	13.2	8.4
Pension expenses	5.5	5.3	4.4
Share option scheme including social security taxes	20.7	13.2	31.4
Other benefits	9.2	8.2	7.9
Total salary and personnel expenses	**138.7**	**125.3**	**113.9**
Loans to employees	0.1	0.4	0.3
Average number of full-time employees	**54**	**47**	**40**
Full time employees at year-end	**55**	**52**	**42**

MH Integrated Annual Report 2015 Financial statements and notes / ASA 209

REMUNERATION TO KEY MANAGEMENT PERSONNEL (NOK THOUSAND)		SALARY	CASH BONUS PAID	PENSION COST	OTHER	TOTAL 2015	TOTAL 2014	TOTAL 2013
Alf-Helge Aarskog	*CEO*	5 489	2 232	69	181	7 971	12 247	14 289
Ivan Vindheim	*CFO*	3 384	2 695	67	185	6 331	6 021	3 039
Marit Solberg	*COO Farming*	2 904	617	2 163	184	5 868	7 071	6 921
Ola Brattvoll	*COO Sales and Marketing*	2 447	840	68	18	3 373	4 346	2 116
Ben Hadfield	*COO Fish Feed*	2 007	596	15	584	3 202	3 080	3 041
Øyvind Oaland	*Group Technical Director*	1 641	349	70	171	2 231	2 643	2 583
Anne Lorgen Riise	*HR Global Director*	1 451	554	73	12	2 090	1 879	1 359
Kristine Gramstad Wedler	*Communications Director*	1 350	286	68	141	1 845	1 637	640
Total		**20 673**	**8 169**	**2 593**	**1 476**	**32 911**	**38 924**	**33 988**

SHARE OPTION SCHEME /OPTION TO KEY MANAGEMENT PERSONNEL		2015 - ALLOTMENT OF CALL OPTIONS	2014 - ALLOTMENT OF CALL OPTIONS	2013 - ALLOTMENT OF CALL OPTIONS	2012 - ALLOTMENT OF CALL OPTIONS
Alf-Helge Aarskog	*CEO*	512 609	539 089	608 167	608 167
Ivan Vindheim	*CFO*	102 522	107 818	121 633	121 633
Marit Solberg	*COO Farming*	102 522	107 818	121 633	121 633
Ola Brattvoll	*COO Sales and Marketing*	102 522	107 818	121 633	121 633
Ben Hadfield	*COO Fish Feed*	102 522	107 818	48 653	—
Øyvind Oaland	*Group Technical Director*	—	—	48 653	—
Anne Lorgen Riise	*HR Global Director*	—	—	48 653	—
Total options		**922 697**	**970 361**	**1 119 025**	**973 066**
Strike price as of December 31, 2015		97.9490	82.6556	46.3689	28.6928

Pension plans
Marine Harvest ASA has a defined contribution plan where the contribution is limited to 8% of salaries up to 12G. There were 55 members in the plan as of December 31, 2015. The pension plan is in accordance with the legal requirements in Norway. Marine Harvest ASA has a defined benefit plan for one employee.

DEFINED BENEFIT PLAN (NOK MILLION)	2015	2014	2013
Current service cost	1.0	0.9	0.8
Interest cost on benefit obligation	0.8	1.0	0.9
Social security taxes	0.3	0.3	0.2
Net pension expense	**2.1**	**2.2**	**2.0**
Benefit liability	**32.5**	**31.9**	**28.3**
The assumptions used in determining the pension liability are:			
Discount rate	2.60%	3.00%	4.10%
Expected rate of future salary increase	2.50%	3.25%	3.75%
Future rate of pension increases	2.25%	3.00%	3.50%
Members in the plan	1	1	1

210 MH Integrated Annual Report 2015 Financial statements and notes / ASA

REMUNERATION TO BOARD OF DIRECTORS (NOK THOUSAND)		BOARD FEE	AUDIT COMMITEE FEE	TOTAL 2015	TOTAL 2014	TOTAL 2013
Ole-Eirik Lerøy	*Chairman of the Board*	950	—	950	1 125	600
Leif Frode Onarheim	*Vice chairman of the Board and Chairman of the audit committee (AC)*	500	150	650	750	450
Solveig Strand	*Member of the Board and member of AC* [4]	175	50	225	500	350
Heléne Vibbleus	*Member of the Board and member of AC*	350	100	450	225	—
Lisbet K. Nærø	*Member of the Board and member of AC* [2]	175	50	225	—	—
Cecilie Fredriksen	*Member of the Board* [1]	350	—	350	388	275
Ørjan Svanevik	*Member of the Board*	350	—	350	—	—
Michael Parker	*Member of the Board* [3]	88	—	88	388	275
Stein Mathiesen	*Member of the Board*	350	—	350	388	275
Lars Eirik Hestnes	*Member of the Board - employee representative*	320	—	320	175	—
Kjellaug Hoås Samland	*Member of the Board - employee representative*	350	—	350	175	—
Nils O Klevjer	*Deputy member of the Board - employee representative*	30	—	30	—	—
Hege Sjo	*Member of the Board - and member of AC*	—	—	—	275	350
Tor Olav Trøim	*Member of the Board*	—	—	—	388	275
Turid Lande Solheim	*Member of the Board - employee representative*	—	—	—	213	275
Geir-Elling Nygård	*Member of the Board - employee representative*	—	—	—	213	275
		3 988	**350**	**4 338**	**5 200**	**3 400**

1) The fees has not yet been disbursed to the member of the Board
2) From June 2015
3) Until March 2015
4) Until June 2015

None of the members of the Board received compensation from any other Group companies, except for the employee representatives. Their remuneration as employees is not included above.

THE BOARD OF DIRECTORS' STATEMENT ON THE PRINCIPLES APPLICABLE TO THE DETERMINATION OF SALARIES AND OTHER COMPENSATION FOR SENIOR EXECUTIVES

Pursuant to section 6-16a of the Public Limited Companies Act the Board of Directors of Marine Harvest ASA is required to prepare a statement on the principles applicable to the determination of salaries and other compensation for senior executives.

1. Responsibility

The Board of Marine Harvest ASA determines the principles applicable to the Group's policy for senior executive compensation.

The Board is directly responsible for the determination of the CEO's salary and other benefits.

The CEO is, in consultation with the chairman of the Board, responsible for the determination of the salary and other benefits for the Group's other senior executives.

The Group's senior executives include the management team of each Business Area as well as the senior members of the corporate staff.

2. Goal

The purpose of Marine Harvest's compensation principles for senior executives is to attract employees with the competence required by the Group, retain employees with important competence and motivate employees to contribute in the long-term in order to reach the Group's business goals. The Group's most important competitive advantage shall be the ability to offer each employee meaningful and challenging responsibilities in a good working environment.

3. Guidelines

The following guidelines shall form the basis of the determination of compensation to the Group's senior executives:

The total compensation offered to senior executives shall be competitive, both nationally and internationally.

The compensation shall contain elements providing necessary financial security following termination of the employment, both before the age of retirement and in connection with this.

The compensation shall be motivating, both for the individual and for the Group's senior executives as a group.

Variable elements in the total compensation to the Group's senior executives shall be linked to the values generated by the Group for the benefit of Marine Harvest ASA's shareholders.

The system of compensation shall be understandable and meet general acceptance internally in the Group, among the Company's shareholders and with the public.

The system of compensation shall be flexible and contain mechanisms which make it possible to carry out individual adjustments based on the results achieved and contributions made towards the development of the Group.

MH Integrated Annual Report 2015 Financial statements and notes / ASA 211

4. Principles applicable to the determination of salary and other remuneration in 2016.

4.1 Fixed salary

The fixed salary which each individual senior executive in the Group will receive in 2016 is a consequence of existing employment agreements. When recruiting, the salary level offered will reflect this. Adjustments of individual fixed salaries will be carried out in accordance with trends in local labor markets, the results achieved, and individual contributions to the development of the Group.

4.2 Benefits in kind

The Group's compensation schemes include only a limited number of benefits in kind. These benefits correspond to common practice in local labor markets and typically include personal communication equipment, access to media, and in some cases car and parking arrangements. These schemes will be continued in 2016 according to existing agreements. Such schemes will be included in the terms for new employees in accordance with established practice.

4.3 Pension

The Group currently operates a number of pension schemes for its employees. These are further described in Note 14 to the Group financial statements. The pension schemes comply with such local statutory requirements as the individual companies in the Group are obliged to comply with. Schemes which go beyond what is required by law are mainly contribution based. These schemes will be continued in 2016. New employees will be included in the schemes in accordance with local practice.

4.4 Termination payments

The Group has individual agreements on termination payments upon dismissal with several of its senior executives. The right to receive a termination payment is linked to a waiver of the general protection against termination under applicable employment laws. The period of termination payment is normally up to 24 months from resignation. There are no plans to change existing agreements for senior executives in this area in 2016. The current practice on the use of termination payments will be continued in 2016 in relation to new recruits.

4.5 Bonus

The Group's senior executives have, as a part of their employment terms, a right to receive an annual bonus.

The scheme is cash-based and is normally triggered for each individual if set goals for the Group, and for the individual entitled to bonus, are met. 70 % of the bonus is linked to the target achievement of the Group and a Business Area, while 30 % is linked to individual goal achievement. The size of the bonus is, for each individual, limited to a share of the person's fixed salary. Such bonus shall normally not exceed 50% of the fixed salary.

There are no plans to change the current bonus scheme.

New permanent employees in 2016 will be included in this scheme.

4.6 Share option scheme - senior executives

The Group has a share option scheme for senior executives, pursuant to which allocations were made in 2013 (with effect for 2012 and 2013), in 2014 and in 2015.

The scheme is based on annual allocations by the Board of Directors of a number of European call options with a strike price of 107.5% of the share price at the date of the annual general meeting authorizing allocations under the scheme. The options have a term of four years but will become exercisable immediately if a mandatory bid is made for all of the shares in Marine Harvest or if Marine Harvest is the non-surviving entity in a merger with another company.

If the holder of the options exercises the options, the Company may settle its obligation through the issue of new shares or, alternatively, by selling treasury shares to the option holder. There will be no lock-up obligation on the shares the option holder receives through the exercise of the option. The exercise of the option is conditional upon the option holder being employed in a non-terminated position in the Group at the date of exercise.

The number of shares and the strike price will be adjusted for dividends and changes in the equity capital during the term of the option according to the Oslo Stock Exchange's (OSE) derivative rules. Total profit through the exercise of the option in a year is capped at two years' salary for the option holder. If the profit exceeds this limit, the number of shares to be issued will be reduced accordingly.

Following the 2015 annual general meeting (the "2015 AGM"), the Board of directors allocated 1.475 million options with a strike price corresponding to 107.5% of the volume weighted average share price on OSE the day of the 2015 AGM, being NOK 100.4191 to a total of 17 individuals.

Eligibility to the senior executive share option scheme is limited to: Group CEO, other Group Executives and management and key experts of business areas, subsidiaries and group functions, based on the following criteria:

1 *the position and individual is important in realizing the Marine Harvest Group ambitions;*
2 *the individual is considered critical for the Business Unit(s);*
3 *the individual is expected to continue in a role covered by the scheme;*
4 *the individual will not retire during the first year of the scheme*

4.7 Share purchase program - employees in Norway

The board will, annually, consider giving all permanent employees in Marine Harvest ASA and its Norwegian, Scottish and Canadian subsidiaries the opportunity to acquire shares in the Company at a gross amount of up to NOK 15,000 at a discount of 20%.

5. Remuneration of senior executives in 2015

In the course of 2015 and the first quarter of 2016, the Group has complied with the policy for remuneration of senior executives that was presented at last year's general meeting.

212 MH Integrated Annual Report 2015 Financial statements and notes / ASA

Note 16 / Other operating expenses

SPECIFICATION OF OTHER OPERATING EXPENSES (NOK MILLION)	2015	2014	2013
Sales and marketing costs	6.9	6.7	8.7
IT costs	39.0	36.0	27.0
Consultancy and audit fees	90.2	89.8	70.7
Travel expenses	14.1	12.0	8.9
Rent and leases	9.2	8.2	8.2
Other operating costs	6.6	7.6	5.3
Total other operating expenses	**166.0**	**160.2**	**128.8**

Note 17 / Auditors fees

FEES TO AUDITORS (NOK MILLION)	2015	2014	2013
Audit services	5.0	3.4	2.3
Other attestation services	—	—	—
Tax advisory services	1.1	0.8	—
Other non-audit fees	1.1	2.8	10.3
Total fees	**7.2**	**7.0**	**12.5**

Auditor 's fee is stated exclusive value added tax.
The high amount of other non-audit fees in 2013 is related to the listing on the New York Stock Exchange.

Note 18 / Non-operational items

In 2015 it was decided to co-locate the Group staff functions at the head office in Bergen during the year. In relation to this a restructuring cost of NOK 10.5 million was booked in Marine Harvest ASA.

Note 19 / Subsequent events

The Group`s financial reporting currency will change from NOK to EUR from the first quarter of 2016. This will make the reporting currency consistent with a significant part of the Group`s cash flow, cash flow management and financing, and as such, be an important step to reduce financial risk.
The functional currency of Marine Harvest ASA as parent company, will also be changed from NOK to EUR.

MH Integrated Annual Report 2015 Directors responsibility statement 213

Directors responsibility statement

Today, the Board of Directors and the chief executive officer reviewed and approved the Board of Director's report and the consolidated and separate annual financial statements for Marine Harvest ASA, for the year ended December 31, 2015 (Annual Integrated Report 2015).

Marine Harvest ASA's consolidated financial statements have been prepared in accordance with IFRSs and IFRICs as adopted by the EU and applicable additional disclosure requirements in the Norwegian Accounting Act. The separate financial statements for Marine Harvest ASA have been prepared in accordance with the Norwegian Accounting Act and Norwegian accounting standards as of December 31, 2015. The Board of Directors' report for the Group and the parent company is in accordance with the requirements in the Norwegian Accounting Act and Norwegian accounting standard no 16, as of December 31, 2015.

To the best of our knowledge:

- *the consolidated and separate annual financial statements for 2015 have been prepared in accordance with applicable financial reporting standards*
- *the consolidated and separate annual financial statements give a true and fair view of the assets, liabilities, financial position and profit as a whole as of December 31, 2015 for the Group and the parent company*
- *the Board of Directors' report for the Group and the parent company includes a fair review of:*
  - *the development and performance of the business and the position of the Group and the parent company*
  - *the principal risks and uncertainties the Group and parent company face.*

BERGEN, APRIL 01, 2016

Ole-Eirik Lerøy
Chairman of the Board

Leif Frode Onarheim
Vice Chairman of the Board

Cecilie Fredriksen

Lisbet K. Nærø

Ørjan Svanevik

Heléne Vibbleus

Stein Mathiesen
Employee representative

Lars Eirik Hestnes
Employee representative

Kjellaug Samland
Employee representative

Alf-Helge Aarskog
Chief Executive Officer

MH Integrated Annual Report 2015 Page Title 215MH Integrated Annual Report 2015 Page Title214 Auditors reportAuditors report Auditors report Statsautoriserte revisorer Ernst & Young AS Dronning Eufemias gate 6, NO-0191 Oslo Oslo Atrium, P.O.Box 20, NO-0051 Oslo Foretaksregisteret: NO 976 389 387 MVA Tlf: +47 24 00 24 00 Fax: +47 24 00 29 01 www.ey.no Medlemmer av den norske revisorforening To the Annual Shareholders' Meeting of Marine Harvest ASA AUDITOR’S REPORT Report on the financial statements We have audited the accompanying financial statements of Marine Harvest ASA, comprising the financial statements for the Parent Company and the Group. The financial statements of the Parent Company comprise the balance sheet as at 31 December 2015, the statements of income and cash flows for the year then ended and a summary of significant accounting policies and other explanatory information. The financial statements of the Group comprise the consolidated statement of financial position as at 31 December 2015, the statements of comprehensive income, cash flows and changes in equity for the year then ended as well as a summary of significant accounting policies and other explanatory information. The Board of Directors' and Chief Executive Officer's responsibility for the financial statements The Board of Directors and Chief Executive Officer are responsible for the preparation and fair presentation of these financial statements in accordance with the Norwegian Accounting Act and accounting standards and practices generally accepted in Norway for the financial statements of the Parent Company and the International Financial Reporting Standards as adopted by the EU for the financial statements of the Group, and for such internal control as the Board of Directors and Chief Executive Officer determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. Auditor’s responsibility Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with laws, regulations, and auditing standards and practices generally accepted in Norway, including International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. 2 We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the financial statements for the Parent Company and the Group. Opinion on the financial statements of the Parent Company In our opinion, the financial statements of Marine Harvest ASA have been prepared in accordance with laws and regulations and present fairly, in all material respects, the financial position of the Company as at 31 December 2015 and its financial performance and cash flows for the year then ended in accordance with the Norwegian Accounting Act and accounting standards and practices generally accepted in Norway. Opinion on the financial statements of the Group In our opinion, the financial statements of the Group have been prepared in accordance with laws and regulations and present fairly, in all material respects, the financial position of the Group as at 31 December 2015 and its financial performance and cash flows for the year then ended in accordance with the International Financial Reporting Standards as adopted by the EU. Report on other legal and regulatory requirements Opinion on the Board of Directors’ report and on the statements on corporate governance and corporate social responsibility Based on our audit of the financial statements as described above, it is our opinion that the information presented in the Board of Directors’ report and in the statements on corporate governance and corporate social responsibility concerning the financial statements, the going concern assumption and the proposal for the allocation of the result is consistent with the financial statements and complies with the law and regulations. Opinion on registration and documentation Based on our audit of the financial statements as described above, and control procedures we have considered necessary in accordance with the International Standard on Assurance Engagements (ISAE) 3000, «Assurance Engagements Other than Audits or Reviews of Historical Financial Information», it is our opinion that the Board of Directors and Chief Executive Officer have fulfilled their duty to ensure that the Company's accounting information is properly recorded and documented as required by law and generally accepted bookkeeping practice in Norway. Oslo, April 1, 2016 ERNST & YOUNG AS Finn Espen Sellæg State Authorised Public Accountant (Norway)

217216 Part 04 Part 04MH Integrated Annual Report 2015 Part 04MH Integrated Annual Report 2015 Sharing is taking responsibility.Share Key figures Main achievements Dear shareholders The Marine Harvest history Did you know that...? Leading the Blue Revolution Risk management - The Marine Harvest Way Research and development Profit - Attractive financial results Planet - Sustainable and environmentally responsible development Product - Tasty and healthy seafood providing customer value People - Providing safe and meaningful jobs Board of Directors’ report Corporate Governance Board of Directors Group - Financial statements and notes ASA - Financial statements and notes Directors responsibility statement Auditors report Analytical information Share and shareholders information 04 06 08 10 12 16 24 36 44 62 82 94 110 126 136 140 196 213 214 218 230 Part 01 2015 at a glance Part 03 Group results Part 04 Analytical and shareholder information Part 02 Strategy and operational approach

218 MH Integrated Annual Report 2015 Analytical information

Analytical information

→ We want to contribute to the correct pricing of our share by giving the market in-depth, relevant and accurate information about the salmon farming industry in general and our activities in particular.

FARMED SALMON - A HEALTHY SOURCE OF PROTEIN

We engage in aquaculture, which involves cultivating aquatic organisms under controlled conditions. Aquaculture is a fast-growing food producing sector. 70% of our planet is covered with water, yet the United Nations Food and Agriculture Organization (FAO) estimates that only approximately 2% of the world's food supply comes from the ocean. In 2013, the aquaculture industry contributed 43% of the fish destined for human consumption. The aquaculture industry's output has soared since the mid-1990s, while the wild fish harvest in the same period has been stable.

It is estimated that the global population will grow from 7.3 billion in 2015 to more than nine billion by 2050, resulting in increased demand for protein-rich food. According to the FAO, an additional 47.5 million tonnes of aquatic food will be required by 2050.

Our main product is farmed Atlantic salmon. Consumption of Atlantic salmon is considered to be healthy because of its high content of protein, omega-3 fatty acids, vitamins and minerals. Atlantic salmon farming started on an experimental level in the 1960s, and became an industry in Norway in the 1980s. Salmon farming consists of raising juvenile salmon, or smolt, to fully grown salmon in large pens located in the sea, fjords and bays. Salmon farming also includes raising smolt from salmon eggs, which takes place in freshwater, typically in lakes or tanks on land. Almost all commercially available Atlantic salmon is farmed. Due to biological constraints, seawater temperature requirements and other natural limitations, farmed salmon is produced in Norway, Chile, Scotland, North America, Faroe Islands, Ireland and New Zealand/Tasmania.

Atlantic salmon farming started on an experimental level in the 1960s, and became an industry in Norway in the 1980s

Atlantic salmon is a small but growing part of the global protein supply. Despite an increase in production of Atlantic salmon of more than 800% since 1990 (according to the FAO), the total global supply of salmon is still marginal compared to most other major seafood categories. This is because the industry has reached a production level where biological boundaries are being pushed.

Future growth requires the implementation of measures to reduce the industry's biological footprint. This will necessitate progress in technology, non-pharmaceutical techniques, industry regulations and intercompany cooperation.

OUR APPROACH – AN INTEGRATED PROTEIN PROVIDER

We are the world's largest producer of farmed salmon, both by volume and revenue, offering fresh, whole salmon, processed salmon and other processed seafood to customers in approximately 70 countries worldwide. We currently engage in three principal types of production activities:

- *salmon feed production in Norway;*
- *salmon farming and primary processing of salmon in Norway, Scotland, Canada, Chile, Ireland and the Faroe Islands; and*
- *secondary processing of seafood in Norway, Chile, Ireland, the United States, Scotland, France, Belgium, the Netherlands, Poland, the Czech Republic, Germany, Japan, Vietnam, Taiwan, China and South Korea.*

MH Integrated Annual Report 2015 Analytical information 219

220 MH Integrated Annual Report 2015 Analytical information

We opened our own feed factory in June 2014 to facilitate our control of the value chain, adapt our feed rapidly and assist in ensuring quality throughout the process. We use fish meal, fish oil and agricultural commodities such as soy, sun flower, wheat, corn, beans, peas and rape seed oil as raw materials for our salmon feed. We currently produce salmon feed only in Norway, and at present our entire output is for internal use. Small scale third party sales will commence in 2016. During our feed plant's first full year in operation in 2015, we produced more than 280,000 tonnes of feed, or approximately 80% of the full year needs in the Norwegian farming operations, based on 2015 production. A second feed plant is now planned for Scotland. Through the gradual in-sourcing of feed, we expect to obtain lower feed costs as well as improved growth, feed conversion rates and end-product quality.

Our fish farming operations cover the salmon's entire lifecycle, from egg to harvestable size

Our fish farming operations cover the salmon's entire lifecycle, from egg to harvestable size. We also have facilities for harvesting and primary processing of our fish. Our strategy is to produce our own eggs to secure the selection of the best genetic properties. We keep our own broodstock and invest significant efforts and resources to improve the performance, disease resistance, quality and welfare of the fish. Juvenile fish (smolt) are transferred to the sea once they have reached approximately 100 grams in weight. The fish are then nurtured in the sea for a period of 15-22 months depending on the size of the smolt stocked, the temperature of the seawater, our farming practices and the biological situation. At harvestable weight, approximately five to six kilograms live weight equivalent, or LWE, the salmon undergoes primary processing into gutted weight equivalent, or GWE, which is the main commodity sold to the markets and used in most reference prices. Our customers are retailers, secondary processors, including our own operations, and distributors.

Our secondary processing operations turn the gutted fish into products such as fillets, steaks and other portions of fish - smoked, fresh and frozen

Our secondary processing operations turn the gutted fish into products such as fillets, steaks and other portions of fish - smoked, fresh and frozen. We operate 29 secondary processing facilities, with the largest facilities located in Ustka, Poland; Bruges, Belgium; and Boulogne and Landivisiau, France. Secondary processing activities include further preparation to create ready-to-heat or ready-to-eat products and packaging the products. Purchasers of secondary processed salmon include retailers, such as grocery stores, food service providers such as hotels and other service and catering entities, as well as industry customers including meal and salad producers.

BUSINESS AREAS AND SEGMENTS

We are organized into three Business Areas: Feed, Farming and Sales and Marketing.

1. Feed comprises our first feed plant, located in Norway.
2. Farming comprises a single operating segment composed of our farming operations in Norway (four regions), Scotland, Canada, Chile, Ireland and the Faroe Islands. This segment also includes primary processing activities and some filleting activities (a secondary processing activity).
3. Sales and Marketing is composed of two operating segments:
   - *Markets: the segment comprises activities relating to sales of our primary processed products obtained from the Farming business and, to a lesser extent, purchased from third parties. It also includes logistics and delivery of our products to third-party customers, as well as to our internal secondary processing operations (including Consumer Products) and some secondary processing activities; and*
   - *Consumer Products: the segment includes our European secondary processing and value added operations, as well as end-product sales, including logistics (including the processing activities in the Morpol Group which were consolidated into our figures with effect from September 30, 2013).*

In addition to our principal operating segments, we have a group of "Other" activities, consisting of corporate functions and our Sterling White Halibut farming operations.

The following diagram demonstrates activities conducted by our Business Areas in 2015. In 2015, the Board of Directors decided to evaluate the possibility of a new Business Area, Marine Harvest Shipping. The new Business Area is expected to be developed gradually through organic growth, starting with the recruitment of a COO in 2016. The background for evaluating a new Business Area is to streamline production and cut costs related to the operations of vessels (work boats, well boats, feed boats), the majority of them currently being leased from third parties.

MH Integrated Annual Report 2015 Analytical information 221

THE MARINE HARVEST VALUE CHAIN


Suppliers
Feed
Farming/ Primary Processing
Secondary Processing
Customers
KEY INTERACTIONS
MARINE HARVEST BUSINESS AREAS
KEY INTERACTIONS

Activities conducted by our Business Areas, interacting with suppliers and customers.

We assess the overall value creation of our operations based on the salmon's source of origin

VALUE CREATION MEASURED BY COUNTRY OF ORIGIN

Our Farming business is engaged in the production, harvesting and primary (and some secondary) processing of fish. For reporting purposes, Farming sells its main products (i.e., salmon gutted weight) to the Markets segment at prices quoted by Nasdaq OMX (Nasdaq price) or similar salmon pricing indices. Where Markets enter into medium or short-term contracts with third parties, salmon is sold from Farming to Markets at prices reflected in such contracts. The Markets segment resells the primary processed salmon to (i) third parties or (ii) Consumer Products for further processing. Markets also include some secondary processing activities. Consumer Products secondary process salmon purchased from Markets, together with salmon and other seafood purchased from third parties, and sells these products to third parties. Third-party purchases comprised approximately 36% of Consumer Products total raw material inputs by value in 2015.

We assess the overall value creation of our operations based on the salmon's source of origin, using Operational EBIT per kilogram of fish harvested as a key measure of performance. For this reason, own salmon-related Operational EBIT in Markets and Consumer Products is allocated back to the salmon's country of origin.

Harvested volume primarily depends on the quantities of smolt introduced into our operations

From the first quarter of 2016, we will start allocating value creation from the Feed segment back to salmon's source of origin. We will also extend our allocation from Markets and Consumer Products to cover all value creation from these segments in our allocation back to salmon's country of origin.

The relationship between our functional segments and our operational reporting per country of origin is illustrated on the following page.

OUR MOST IMPORTANT VALUE DRIVERS

KEY FACTORS AFFECTING REVENUE

Our primary source of revenue is the sale of primary and secondary processed seafood (including value added products), mainly salmon. Revenue generated by our products is the factor of volumes sold and the price that we achieve for our products. Our products are shipped long distances by road, air and water. Our revenues therefore include a substantial freight element, since the freight cost generally is paid by customers.

Sales of salmon and salmon-derived products represented 90.0% and 91.7% of our revenue for the years ended December 31, 2015 and 2014, respectively. Fresh whole (i.e., primary processed) salmon represented 43.5% and 47.6% of our total revenues for the years ended December 31, 2015 and 2014, respectively, while the sale of secondary processed salmon accounted for 45.4% and 43.2% respectively of our revenue for the same periods.

We sell salmon and other seafood directly to retailers, hotels, restaurants as well as to third party processors and distributors in approximately 70 countries worldwide.

Volume

Primary processed products (harvested volume)

Harvested volume primarily depends on the quantities of smolt introduced into our operations, which are determined by us one-to-two years prior to harvesting, fish growth rates and our harvesting schedule.

The quantities of smolt introduced into our operations are based on our expectations for the demand for finished product at harvest time, anticipated product prices and our organic growth ambitions in light of regulatory constraints (e.g., maximum standing biomass in production established by our farming licenses).

222 MH Integrated Annual Report 2015 Analytical information

Fish growth rates are affected by water temperature, disease and other biological issues. As salmon is a cold-blooded animal, seawater temperature plays an important role for its growth rate. With high seawater temperatures, disease risk increases, while temperatures below freezing cause mass mortality. Similarly, biological factors, disease, sea lice and stress of fish each negatively impact the rate of growth of our fish and may result in reduced fish survival.

Volumes in a period are also affected by our harvest schedule, i.e., when we decide to harvest fish from a particular location. Our harvest window is effectively limited by fish age, as fish must be harvested prior to maturation. Nevertheless, we do have a limited ability to accelerate or delay harvest (typically, by a matter of weeks) to optimize price achievement.

Secondary processed products
The majority of our secondary processing occurs in our Consumer Products segment, while some secondary processing also occurs in our Markets segment in the Americas, Asia and Europe. Some filleting activities are also carried out by our Farming operations. The volume of secondary processed salmon, including value added products that we produce depends on market demand for our secondary processed seafood and the production capacities of our operations.

In 2015, 53% of the fish used in our secondary processing business in Consumer Products, as measured by value, was produced by our fish farms. We have a constant supply of raw materials used in production and can vary our volume of secondary processed seafood based on projected customer demand. Sales of salmon-based products to third party customers accounted for 73% of Consumer Products total sales in 2015, with the remaining representing sales of products based on other fish species, such as cod, pangasius, saithe, Alaska pollock and haddock.

VALUE CREATION BY COUNTRY OF ORIGIN


TOTAL VALUE CREATION (OPERATIONAL EBIT/KG)
REPORTING CONTINUITY BASED ON SOURCE OF ORIGIN
Farming Norway
Farming Scotland
Farming Canada
Farming Chile
Farming Ireland
Farming Faroe Islands
Markets Europe [1]
Markets Americas [2]
Markets Asia [3]
External sales
Consumer products
External sales
CUSTOMERS
SPOT TRANSFERS AT REFERENCE PRICE [4]
EXTERNAL PRICING POINT FOR SPOT AND CONTRACT SALES
FARMING
SALES AND MARKETING

1 Includes secondary processing operations in the Czech Republic.
2 Includes secondary processing operations in the USA and Chile.
3 Includes secondary processing operations in Japan, China, Taiwan, South Korea and Vietnam.
4 Where Markets enters into medium or short term sales contracts with third parties, salmon is sold from Farming to Markets at prices reflected in such contracts.

MH Integrated Annual Report 2015 Analytical information 223

We aim to sell our products at or above market prices, and we measure our ability to do so through price achievement

The quality of our fish may greatly affect the price we are able to achieve

Prices
The price received for our products is determined by the relevant market prices. Our achieved prices may deviate from market prices due to differences in the quality of our product, sales contracts, which typically fix the sales price for a period of three to 12 months, but sometimes longer, and our ability to place our products efficiently in the market. We aim to sell our products at or above market prices, and we measure our ability to do so through price achievement, which measures the prices at which we sell our products against the relevant salmon price index or reference price.

We have been actively pursuing strategies to reduce our dependence on market prices for salmon by increasing our capacity to produce more value-added products, which are generally associated with more stable consumer prices. In line with this strategy, we acquired Morpol, and continue to open secondary processing facilities. In 2015, we expanded our secondary processing facilities in Ustka, Poland and Rosyth, Scotland. Our Rosyth facility started large scale deliveries of value added products to a major UK retailer in the fourth quarter of 2015. The expansion of the Ustka plant, in addition to increasing the plant's capacity, will result in three almost separate factories (compared to one today), with the ambition of increasing yield, improving the efficiency of the plant and as well as the health and safety of our employees. The processing plant in Ustka is by far our largest secondary processing plant, converting more than 73,765 tonnes of gutted weight equivalent salmon into value added products in 2015.

Reference prices for salmon
Several price indices for salmon are publicly available. The two most important indices for Norwegian salmon are Nasdaq/Fish Pool provided by NOS Clearing ASA, a subsidiary of Nasdaq OMX Group Inc., and the official statistics of Norway by Statistics Norway, or SSB, a Norwegian governmental entity. Urner Barry in the United States provides a reference price for Chilean salmon in Miami and North American salmon in Seattle. Price correlation across regional markets is generally strong for Atlantic salmon, but we have recently seen a tendency of reduced correlation between prices in America and Europe.

Historically, reference prices for salmon have been subject to significant fluctuations, as demand for salmon has been growing steadily, whereas supply has fluctuated strongly due to variations in factors such as smolt release and biological status, including disease.

Although the market price of salmon is established through supply and demand for the product, in the short term, salmon producers are expected to be price takers. The long production cycle and a short time window available for harvesting leave salmon farmers with limited flexibility to manage their short-term supply. In addition, salmon is generally sold as a fresh commodity with a limited product lifespan, further restricting producers' ability to control short-term supply.

As our Irish operation produces mainly organic salmon, there is no reference price available for benchmarking our salmon of Irish origin. Salmon from our Irish operations is sold mainly on contracts.

Prices for the products produced by Consumer Products are primarily driven by customer demand and the cost of the raw materials used in their production. Because secondary processed products, including value added products, are to some extent considered to be premium products, demand fluctuates with the state of regional and global economies and the consumers' general wealth. In addition, global trends in consumer tastes affect demand for such products. The cost of raw materials is largely dependent on reference prices, especially Atlantic salmon prices, most of which we supply internally from our Farming segment. In 2015, raw material prices were relatively stable compared to 2014 in the European Market with a marked increase in prices towards the end of the year.

Quality
The quality of our fish may greatly affect the price we are able to achieve in comparison to the reference price. Diseases, sea lice, biological issues (such as Kudoa) and stress may all impact the quality of our fish, resulting in downgrading and lower achieved prices. In addition, when salmon reach reproductive maturity, or maturation, the flesh color and meat quality changes, resulting in lower product quality.

Fish may be classified as superior, ordinary or production quality. Superior quality fish is a product without damage or defect that provides a positive overall impression. Ordinary quality fish is a product with limited external or internal faults, damage or defects. Production quality fish is a product that does not satisfy the requirements of either superior or ordinary quality due to product faults, damage or defects. In Norway, downgraded fish are normally priced according to standard rates of deduction compared to a superior quality fish. For fish classified as ordinary the standard rate of reduction is NOK 1.50 to NOK 2.00 per kilogram gutted weight. For fish classified as production grade the standard rate of reduction is NOK 5.00 to NOK 15.00 per kilogram gutted weight, depending on the reason for downgrading. In other countries, price deductions related to quality are not as standardized, but the same general principles apply.

224 MH Integrated Annual Report 2015 Analytical information

<u>Contracts and derivative Instruments</u>

To limit our exposure to short and medium-term fluctuations in salmon prices, we enter into sales contracts for future deliveries of our products. Our sales contracts generally have a duration of three to 12 months, but sometimes longer, and in the past have covered between 20% and 50% of our global harvested volume for the upcoming quarter. Our target is to optimize the contract portfolio to attain the best possible mix of contract share and spot price, with an average contract coverage ratio typically between 20% and 50%.

Contracts mitigate our exposure to fluctuations in salmon prices, but can also result in us selling our products at prices that are lower than reference price.

We also utilize salmon derivatives to hedge our exposure to fluctuations in reference prices. Salmon derivatives provide the same hedge against exposure to spot price fluctuations as contracts for future sales of salmon to customers, so we use hedging instruments as well as contracts to achieve our contract coverage goals described above.

The average price achievement measures the prices that we are able to achieve on our products against a salmon price index

<u>Price achievement</u>

The average price achievement measures the prices that we are able to achieve on our products against a salmon price index. The achievement is measured against Nasdaq for salmon of Norwegian, Scottish and Faroese origin, and Urner Barry for salmon of Canadian and Chilean origin. In 2015, we changed the price achievement measures for salmon of Norwegian and Faroese origin from NOS to Nasdaq (Nasdaq = NOS + NOK 0.75 per kilogram). For salmon of Scottish origin we use a derived Nasdaq (Nasdaq + 1.80 in 2015).

The average price achievement measure demonstrates our ability to sell our products at above market rates and is thus an important measure of our success. Price achievement is primarily affected by contract coverage, fish quality and our ability to place our products efficiently in the market.

KEY FACTORS AFFECTING COSTS

Our costs are primarily affected by the cost of our fish feed, other purchases (including third-party raw material sourcing), salaries, other operational costs and biological factors. We use these cost categories to track our costs at consolidated level.

Costs in our Farming segment are categorized into feed costs, other seawater cost and non-seawater costs and we track these costs per kilogram of fish harvested, where:

- *fish feed costs measure the cost of fish feed;*
- *other seawater costs measure costs relating to smolt, salaries, insurance, medication and other direct and indirect costs attributable to fish production at sea; and*
- *non-seawater costs are the cost of bringing the fish from the seawater site to the primary processing facility, primary processing costs, administration costs, exceptional mortality costs and other non-seawater costs incurred by our Farming segment.*

These costs (fish feed, other seawater costs and non-seawater costs) represent the total cost for one kilogram gutted salmon packed in a standard box for shipping ("cost in box"). The term "cost in box" is widely used by the industry and analyst community as an indicator of operational efficiency in fish farming operations. These costs are included in the following line items in our consolidated statement of operations: cost of materials, salary and personnel expenses, other operating expenses and depreciation. The total of feed cost and other seawater costs is the cost of harvested fish in seawater, before transportation to the processing plant. We refer to these costs as biomass costs or biological costs.

Costs in our Feed segment are primarily composed of raw material costs (e.g. fish meal, fish oil, vegetable meals and oils) and costs associated with running feed operations, such as salaries and utilities.

Costs in our Sales and Marketing Business Area are primarily composed of raw material costs (e.g., primary processed salmon), which we to a large extent produce internally for our Consumer Products operations, and costs associated with running secondary processing operations, such as salaries and utilities. We measure our secondary processing operational efficiency through yield and throughput. Yield measures the number of kilograms of end product we are able to produce from one kilogram of raw materials. Throughput measures our secondary processing cost per kilogram produced.

Because it takes two to three years to bring a salmon to harvestable size, fish feed prices and prices for other costs associated with the farming of fish accumulate over multiple periods (i.e., the entire life of the fish), and affect the cost of materials recognized in the period when our fish is harvested and sold. Costs associated with secondary processing are expensed in the period in which the product is sold, unless goods are produced for stock to be sold in a later period.

The table below shows the estimated effect on our Operational EBIT of a change in market price, harvest volume and cost of fish feed.

MH Integrated Annual Report 2015 Analytical information 225

ESTIMATED SENSITIVITIES ON ANNUAL RESULTS 2015

CHANGE FACTOR	CHANGE	EFFECT ON OPERATIONAL EBIT	FIXED CONTRACT SHARE
Change in global average sales price with contracts [1]	1 NOK per kg GWE	252	40 %
	2 NOK per kg GWE	504	40 %
	3 NOK per kg GWE	756	40 %
Change in global average sales price without contracts [2]	1 NOK per kg GWE	420	0 %
	2 NOK per kg GWE	840	0 %
	3 NOK per kg GWE	1 260	0 %
Change in total harvest volume [3]	10 000 tonnes GWE	80	–
Change in global feed price [4]	-0,5 NOK per kg GWE	280	–
	-1 NOK per kg GWE	560	–
	-2 NOK per kg GWE	1 120	–

1 Assuming 40% of sales on fixed price contracts and 60% in the spot market

2 Assuming all sales in the spot market

3 Assuming margin per kilogram harvested of NOK 8

4 Annual harvest volume converted to live weight multiplied with the feed conversion rate. Note that the effect in Operational EBIT will be recognized when the fish is harvested and sold.

Fish feed is our largest expense category, and it accounted for approximately 45% of our "cost in box" per kilogram in 2015

Fish feed

Fish feed is our largest expense category, and it accounted for approximately 45% of our "cost in box" per kilogram in 2015.

In addition to own production of feed, we procure our fish feed from a limited number of suppliers globally, primarily Skretting and BioMar. Our arrangements with the suppliers generally provide that we acquire the fish feed at prices tied to the market prices for the raw materials used in producing the feed, such as fish meal, fish oil, vegetable oils and meals. The arrangements are subject to a minimum fee per kilogram of fish feed, structured to cover the suppliers' operational costs and margins. Our arrangements generally do not contain minimum or maximum fish feed purchase quantities.

The yield generated from our fish feed is affected by the feed conversion rates, which is the number of kilograms of fish feed needed to increase a fish's bodyweight by one kilogram. Our feed conversion rate is typically between 1.1 and 1.2 kilograms of feed per kilogram of fish produced.

Other seawater costs in Farming

Other seawater costs in Farming represent costs associated with smolt purchases, employee salaries, insurance, medication and other direct and indirect costs attributable to fish production at sea. These costs accumulate over multiple periods (i.e., the entire life of the fish) and are recognized in the period when our fish is harvested and sold.

Non-seawater costs in Farming

In Farming, non-seawater costs represent the cost of bringing the fish from seawater sites to primary processing facilities, primary processing costs, administration costs, exceptional mortality costs and other relevant costs for the fish harvested in the period. As the majority of these costs are fixed, this category is subject to substantial scale effects based on the volumes of salmon harvested.

Biological factors

Biological factors, such as fish mortality, fish diseases and sea lice affect our harvest volumes and therefore our revenue, but also our costs. We may be required to expend resources to mitigate the effects of the foregoing factors (e.g., costs of vaccines) and the cost per kilogram increases if fish die or growth is impaired.

<u>Fish survival</u>

Farmed salmon is exposed to various infectious and non-infectious diseases. An outbreak of a disease represents a cost for us through direct loss of fish. In addition, disease can result in lost growth of fish, accelerated harvesting and reduced quality of harvested fish, which would affect our revenues. In some cases, a disease outbreak may be followed by a subsequent period of reduced production resulting in lower revenues.

Fish survival rates are affected by a number of factors, including infectious and non-infectious diseases, wounds, predators and fish handling. We expense

227226 incident-based mortality in the period when incidents occur. The cost associated with normal mortality is included in the value of the remaining inventory, contributing to the increased cost of the fish when harvested and sold. Sea lice management Sea lice, of which there are several species, are naturally occurring seawater parasites. They infect the salmon’s skin and, if not controlled, they can cause lesions, secondary infections and mortality. Sea lice can be controlled through good husbandry and management practices, the use of pharmaceu- tical products, cleaner fish (wrasse and lumpsuck- ers that eat sea lice off the salmon’s skin), other non-medicinal tools (e.g. skirts around pens) and hydrogen peroxide and freshwater baths. Sea lice management is important from a fish wellbeing (to minimize potential skin damage and wounds) and cost perspective (treatment). Ensuring that sea lice from farms do not have a negative impact on wild salmonid stocks is also important from an environ- mental perspective. KEY OPERATIONAL PERFORMANCE INDICATORS As we believe the financial figures set forth in our consolidated statement of income and financial position do not always reflect the underlying perfor- mance of our operations, we continuously work to develop key operational performance indicators that we think better describes the Group’s development. Operational EBIT and Operational EBIT per kilogram harvested Operational EBIT is a non-IFRS financial measure, calculated by excluding each of the following items from earnings before financial items and taxes, or EBIT, as set forth in our consolidated statement of income prepared in accordance with IFRS: - change in unrealized internal margin - change in unrealized salmon derivatives (at Group level only) - fair value uplift on harvested fish - fair value adjustment on biological assets - onerous contracts provision - restructuring costs - income/loss from associated companies - impairment losses - other non-operational items (accrual for contingent liabilities and provisions) We exclude these items from our EBIT as we believe they affect the comparability of our oper- ational performance from period to period, given their non-operational or non-recurring nature. Operational EBIT is used by management, analysts, rating agencies and investors in assessing our performance. Accordingly, we believe that the presentation of Operational EBIT provides useful information to investors. Our use of Operational EBIT should not be viewed as an alternative to EBIT or to profit or loss for the year, which are measures calculated in accordance with IFRS. Operational EBIT has limitations as an analytical tool in comparison to EBIT or other profit and loss measures prepared in accordance with IFRS. Some of these limitations are: 1. it does not reflect the impact of earnings or charges that we consider not to be indicative of our on-going operations, 2. it does not reflect financial items and income tax expense; and 3. other companies, including other companies in our industry, may calculate Operational EBIT differently than we do, limiting its usefulness as a comparative measure. We present Operational EBIT at Group level, by coun- try of origin and by segment. For a reconciliation of our Operational EBIT by segment to EBIT, see Note 4 to the Group financial statements. Return on capital employed - ROCE ROCE is a non-IFRS financial measure, calculated by dividing Adjusted EBIT by average capital employed. Adjusted EBIT is calculated as EBIT, as set forth in our consolidated statement of income prepared in accordance with IFRS, adjusted for: - fair value uplift on harvested fish - fair value adjustment on biological assets - onerous contracts provision - other non-operational items (accrual for contingent liabilities and provisions) Average capital employed is calculated as the average of the beginning of the period and end of the period capital employed except when there are material transactions during the year. Capital employed is the sum of net interest bearing debt, or NIBD, as of the end of the period plus equity as of the end of the period adjusted for: - fair value adjustment on biological assets - onerous contracts provision - for the period from December 31, 2012 until Sep- tember 30, 2013, our investment in Morpol - for the years ended December 31, 2013, December 31, 2014, and December 31, 2015, business held for sale Our NIBD as of the end of a period (for purposes of calculating average NIBD) is equal to our non-current interest-bearing debt minus our total cash and plus our current interest-bearing debt. We use ROCE to measure the return on capital employed, regardless of whether the financing is through equity or debt. In our view, this measure provides useful information for both management and our investors about our performance during periods under evaluation. We believe that the presentation of ROCE provides useful information to investors because ROCE can be used to determine whether capital invested in us yields competitive returns. Our use of ROCE should not be viewed as an alter- native to EBIT or to profit or loss for the year, which are measures calculated in accordance with IFRS or ratios based on these figures. The usefulness of ROCE is also inherently limit- ed by the fact that it is a ratio and thus does not provide information as to the absolute amount of our income, debt or equity. It also excludes certain items from the calculation and other companies may use a similar measure but calculate it differently. For further details about our financial performance, please see the Profit section. ROCE provides useful information to investors because ROCE can be used to determine whether capital invested in us yields competitive returns Analytical informationMH Integrated Annual Report 2015 Analytical informationMH Integrated Annual Report 2015

229228 Farmed Atlantic salmon analysis The aquaculture industry has shown steady growth since 1990 Development in "cost in box" per kilogram Aquaculture is a fast-growing food producing sector. In 2013, the aquaculture industry contributed 43% of the fish destined for human consumption. The aquaculture industry’s output has soared since the mid-1990s, while the wild fish harvest in the same period has been stable. The costs in Atlantic salmon farming have increased steadily over the last five years. The CAGR between 2011 and 2015 was 6% in NOK and 4% in local currency due to increasing lice mitigation and feed costs 1990 1995 2000 2005 2010 2011 2012 2013 2014 2015 Wild capture Aquaculture Farmed Atlantic salmon 180 000 35 160 000 30 140 000 25 120 000 20 100 000 15 80 000 10 60 000 5 40 000 20 000 Global suppliers of Atlantic salmon in 2015 in tonnes GWE Due to biological constraints, seawater temperature requirements and other natural limitations, farmed salmon is produced in Norway, Chile, Scotland, North America, Faroe Islands, Ireland and New Zealand/Tasmania, with Norway being the dominant supplier. Ireland 14 100 North America 139 300 Chile 531 800 Scotland 154 200 Australia 39 600 Faroe Islands 69 200 Norway 1 110 800 Other 16 200 NOK at 2015 ex rate NOK Development in reference price Salmon prices are volatile. The reference price for salmon of Norwegian origin increased by 2.7% in NOK, while the reference prices for salmon of Chilean and North American origins were reduced by 20.7% and 25.6% respectively from 2014 to 2015 North AmericanChileanNorwegian 0 0 10 20 30 4 3 2 1 40 5 50 6 60 7 (NOK) (T TONNES) (USD) 1 Norwegian: Average superior price per kg gutted weight (FCA Oslo) 2 Chilean: Average D trim price per pound (Urner Barry Miami 3-4 pound) 3 North American :Average superior price per pound gutted weight (Urner Barry Seattle 10-12 pound) 4 Market price in NOK for Noway, and USD for Chile and Canada Development in supply of Atlantic salmon in tonnes GWE Atlantic salmon is a small but growing part of the global protein supply. Despite an increase in production of Atlantic salmon of more than 800% since 1990 the total global supply of salmon is still marginal compared to most other major seafood categories. This is because the industry has reached a production level where biological boundaries are being pushed. 2015 2014 2013 2012 2011 Other Scotland North America Chile Norway Analytical informationMH Integrated Annual Report 2015 Analytical informationMH Integrated Annual Report 2015 500 0000 1 000 000 1 500 000 2 000 000 2 500 000 2011 2012 2013 2014 2015

230 MH Integrated Annual Report 2015 Share and Shareholder information

Share and shareholder information

→ We aim to be open and transparent in our communications with the market in order to develop and retain investor confidence, and to deliver an attractive return to our shareholders.



MH Integrated Annual Report 2015 Share and Shareholder information 231

THE HISTORY OF OUR SHARES
Marine Harvest was incorporated in Norway on May 18, 1992, under the name Pan Fish AS. Its legal and commercial name is Marine Harvest ASA, a public limited liability company (allmennaksjeselskap) under Norwegian law.

Marine Harvest N.V. was founded in Lochailort, Scotland in 1965, changing names and owners several times before being acquired by Pan Fish ASA in 2006. Pan Fish AS was founded in 1992 and listed on the Oslo Stock Exchange in 1997. Pan Fish also acquired Fjord Seafood ASA in 2006, a company founded in 1996 as Torgnes Invest AS and listed on the Oslo Stock Exchange in 2000. Pan Fish ASA changed its name to Marine Harvest ASA in 2007.

Marine Harvest ASA's shares are listed on the Oslo Stock Exchange under the ticker MHG. On January 28, 2014 Marine Harvest ASA listed and commenced trading of its American Depositary Shares (ADS) represented by American Depositary Receipts (ADR) on the New York Stock Exchange. Each ADS represents one ordinary share of the Company, and trades on the New York Stock Exchange under the trading symbol MHG.

As of year-end 2015, we had 450,085,652 shares, traded at NOK 119.6 (USD 13.18), valuing our Company at NOK 53.8 billion. Please see charts at the end of this section for further information of our shares performance over the last ten years. For additional information about our shares, please see Note 24 to the Group financial statements.

SHARE CAPITAL
As of December 31, 2015, Marine Harvest had 450,085,652 ordinary shares with a nominal value of NOK 7.50.

SHAREHOLDERS
As of December 31, 2015, we had 18,597 shareholders, with our 20 largest shareholders holding 58.06% of our shares. The majority of our shares are held in Norway and Cyprus, with Geveran Trading Co Ltd and affiliates (26.1%) and Folketrygdfondet (8.7%) representing the two main shareholders. For additional information on share ownership, please see Note 24 to the Group financial statements. Our senior executives hold shares in the company, please see Marine Harvest ASA Note 15 for further details.

As of December 31, 2015 Marine Harvest ASA had 9,875,548 ADR's outstanding, representing 2.2% of total shares outstanding. In term of total volume of Marine Harvest shares traded in Norway and in the USA, the ADR's represented 4.0% of volumes in 2015.

PAYMENT OF DIVIDENDS
Our policy is to maintain a dividend level that reflects the present and future cash generation potential of Marine Harvest. To this end, our target level for net interest-bearing debt is reviewed and updated on a regular basis. We are currently aiming for a net interest-bearing debt of EUR 1,050 million. When this target level is met, at least 75% of the annual free cash flow after operational and financial commitments will be distributed as dividends.

Dividend declared and paid in 2015 was NOK 5.20 per share as a repayment of paid in capital. See charts at the end this section displaying dividend paid per share and total dividend paid for the last ten years.

COMMUNICATION - FINANCIAL CALENDAR
We expect to present our results in 2016 as follows:

- *Annual General Meeting 2016 - June 9, 2016*
- *Capital Markets Day - June 1, 2016*
- *Presentation Q1 2016 - May 11, 2016*
- *Presentation Q2 2016 - August 18, 2016*
- *Presentation Q3 2016 - November 2, 2016*

Our presentations will be webcast at 8:00 a.m. CET, and presentation material will be available on our website at 06:30 a.m. CET on the day of release. Please see our website for further details.

SHAREHOLDERS BY COUNTRY 31.12.2015

	NUMBER OF SHARES	SHAREHOLDING IN %
Norway	129 622 485	28,8 %
Cyprus	117 351 603	26,1 %
USA	66 193 586	14,7 %
Great Britain	43 298 218	9,6 %
Other countries	93 619 760	20,8 %
Total number of shares	**450 085 652**	**100,0 %**

Shareholder by country, based on actual ownership behind the nominee accounts.

233232 Enterprise value and multiples Enterprise value to capital employed indicates how the market values Marine Harvest based on expected future cash flows compared to the capital that is invested in our assets. The value of a large portion of our assets (i.e. the majority of our licenses and buildings) were assigned in 2006/2007. Since then these assets have multiplied in value, but as they are not subject to fair value adjustment, the recognized values have remained unchanged and in the case of buildings been depreciated, which explains the increasing difference between capital employed and the enterprise value. Enterprise value to EBIT or Operational EBIT measures the markets valuation of Marine Harvest based on expected future cash flows compared to the past year’s EBIT. As EBIT includes the change in fair value of biological assets, we recommend using Operational EBIT in the calculation. Looking back on recent history, 2012 was a very challenging year for us, while 2015 was a year of mixed results, which explains the fluctuation in our EV/Op EBIT ratio. Equity per share and share price The recognized value of equity per share reflects the historic investment in assets including licenses, whereas the share price implicitly is incorporating the future cash flow from the use of these assets. This explains the increasing difference between the values in recent years. 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 71.0 51.9 38.3 49.0 35.0 30.1 31.0 39.8 35.8 40.4 Return on capital employed (%) Return on capital employed (ROCE) measures if capital invested in our Company yields competitive returns. Our ROCE% target is 12% over a four to five year cycle. In recent years we have exceeded our target. 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 6.4% 2.4% 5.9% 20.4% 16.7% 18.5% 20.2% 12.6% 3.9% -7.4% 12 % Share price and number of shares traded At year end 2015, our share was traded at NOK 119.6 or USD 13.18. The share price increased by 16.2% in 2015, or 23.8% including dividend. 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 20 0 40 60 80 30 20 10 0 100 40 120 50 140 60 Share price(NOK) Number of shars traded (million) Traded volume (OSE + NYSE) Share price Relative performance of our share The performance of our share and the Seafood Index has exceeded Oslo Stock Exchange (OSEBX) in recent years. 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 50 0 100 150 200 250 300 350 Seafood index Oslo Børs Oslo Børs (OSEBX) MHG, dividend adjusted Market capitalization As of year end 2015, we had 450,085,652 shares, traded at NOK 119.6 (USD 13.18), valuing our Company at NOK 53.8 billion. At year-end 2014, our share was traded at NOK 102.9, valuing our Company at NOK 42.2 billion. 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 0 10 20 30 40 50 60 NOK billion Market capitalization Market capitalization and multiples NOK 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 EV/CE 0.8 0.8 0.6 0.9 1.7 0.9 1.6 1.8 2.4 2.5 EV/EBIT 21.2 78.7 -7.0 11.1 6.1 13.0 25.4 8.2 14.1 20.5 EV/Op EBIT 21.7 22.1 16.9 9.8 8.5 5.8 38.2 11.9 12.1 20.4 Share and Shareholder informationMH Integrated Annual Report 2015 Share and Shareholder informationMH Integrated Annual Report 2015

235234 Total dividend paid Dividend paid per share Underlying earnings per share Our total dividend paid in 2015 was NOK 2,293 million. Dividend is declared and paid quarterly based on the dividend policy, reflecting the present and future cash generation potential in the Company. Dividend declared and paid in 2015 was NOK 5.20 per share as a repayment of paid in capital. Dividend is adjusted for the reverse share split, implemented January 21, 2014 (10 shares converted to 1). Total dividend paid is not adjusted for withholding taxes, reflecting cash paid. Underlying earnings per share reflects an estimate of underlying earnings, pre fair value adjustments of biomass, attributable to our equity holders. In 2015 underlying earnings per share was NOK 4.70 compared to dividend declared and paid of NOK 5.20 per share. 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2 279 0.95 2 145 6.00 8.00 8.30 5.20 4,7 7,0 5,3 0,6 4,9 5,8 3,1 0,81,2 1,7 2 865 3 406 2 293 843 2.25 Dividend and underlying earnings Share and Shareholder informationMH Integrated Annual Report 2015